Exhibit 99.5

Sun

Life Financial

SHINE

SUN LIFE FINANCIAL INC. ANNUAL REPORT 2011

FINANCIAL HIGHLIGHTS

AS OF DECEMBER 31

COMMON SHARE INFORMATION

534
1,406
(300)
2009
CGAAP
2010
IFRS
2011
IFRS

SHAREHOLDERS' NET INCOME
Common shareholders' net income (C$ millions)

561
1,477
104
2009
CGAAP
2010
IFRS
2011
IFRS

OPERATING NET INCOME[1]
(C$ millions)

3.5%
10.7%
0.8%
2009
CGAAP
2010
IFRS
2011
IFRS

OPERATING RETURN ON EQUITY[1]

221%
228%
211%
2009
2010
2011

433
465
466
MFS and other assets under management
Segregated funds
General funds
2009
CGAAP
2010
IFRS
2011
IFRS

ASSETS UNDER MANAGEMENT
(C$ billions)

Canada 40%
UK 5%
Asia 6%
MFS 8%
U.S. 41%

REVENUE BY BUSINESS SEGMENT*[1]
* Excludes fair value change for FVTPL assets/liabilities

[2] Negative outlook [3] As of February 29, 2012

F I N A N C I A L

H I G H L I G H T S

AS OF DECEMBER 31

COMMON SHARE INFORMATION

2011 2010 2009 2008

Closing share price TSX (C$) 18.90 30.11 30.25 28.44

NYSE (US$) 18.52 30.10 28.72 23.14

PSE (Philippine pesos) 1,000 1,251 1,220 850

Market capitalization (C$ millions) 11,109 17,292 17,076 15,918

Dividends per common share (C$) 1.44 1.44 1.44 1.44

Book value per share (C$) 22.29 24.23 27.44 28.11

1,477

1,406 10.7%

534 561

3.5%

104 0.8%

(300)

CGAAP 2009 IFRS 2010 CGAAP 2009 IFRS 2010 IFRS 2011 CGAAP 2009 IFRS 2010 IFRS 2011

IFRS 2011

SHAREHOLDERS’ OPERATING NET INCOME1 OPERATING RETURN

NET INCOME (C$ millions) ON EQUITY1

Common shareholders’

net income (C$ millions)

433

MFS and other

221% 228% management assets under Canada

211% UK 40%

Asia 5%

6%

MFS

8%

Segregated funds U.S.

41%

General funds

2009 2010 2011 2009 CGAAP 2010 IFRS 2011 IFRS

MINIMUM CONTINUING CAPITAL ASSETS UNDER MANAGEMENT REVENUE BY BUSINESS SEGMENT*1

AND SURPLUS REQUIREMENTS (C$ billions) * Excludes fair value change for

Sun Life Assurance FVTPL assets/liabilities

Company of Canada

IFRS (International Financial Reporting Standards) CGAAP (Canadian generally accepted accounting principles)

(1) A non-IFRS financial measure. For additional information see Non-IFRS Financial Information in the Company’s 2011 annual Management’s Discussion and Analysis.

SUN LIFE ASSURANCE COMPANY OF CANADA 2011 (3) 2010 2009 2008

Financial strength ratings A.M. Best A+ A+ A+ A+

DBRS IC-1 IC-1 IC-1 IC-1

Moody’s Aa3(2) Aa3 Aa3 Aa3

Standard & Poor’s AA- AA- AA(2) AA+

(2) Negative outlook (3)As of February 29, 2012

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.) 2011 2010 2009 2008

Risk based capital (RBC) ratio 412% 435% 362% 357%

A COMMITMENT TO

SUSTAINABLE GROWTH

We have refocused our strategy to better use our expertise in addressing the financial uncertainty much of the world continues to experience as a result of evolving economic, demographic and social forces.

We will manage our global businesses to reduce volatility, improve returns and accelerate growth. Through prudent management, hard work and innovation, we will capture a profitable share of the many opportunities we see around the world – helping customers achieve lifetime financial security and creating lasting value for shareholders.

Chairman’s message 2

Chief Executive Officer’s message 3

The world of Sun Life Financial 4

Our highlights 6

Our strategy 8

Business strategies 10

Our brand promise 14

Public accountability 16

Management’s Discussion and Analysis 17

Consolidated Financial Statements 79

Sources of earnings 167

Six-year summary by segment 169

Eleven-year summary 170

Board of Directors and Executive Team 172

Subsidiary and affiliate companies 173

Major offices 176

1 Corporate and shareholder information 177

CHAIRMAN’S MESSAGE

LOOKING TO THE FUTURE WITH CONFIDENCE AND DETERMINATION

2011 was another challenging year for your company. In addition to the eurozone crisis, high global unemployment, persistent market volatility and sustained low interest rates, the business environment was made even more complex for us by the asymmetry of accounting and capital regulations between Canadian and U.S. competitors.

Your management has been removing risk from the business steadily, and our Board activity has again been dominated by vigilant oversight of this activity. Despite this, the results of the last two quarters, as forecast in our disclosures, were troubling. I am glad that throughout these difficult times, the values shown by your employees have remained, I believe, of the highest order. We remain committed to the service of our customers as our highest priority.

We continued to refresh our best practices and hone our skill set as a Board. We devoted considerable time to senior management and Board succession planning. New Chairs of both our Governance and Conduct Review and Management Resources Committees brought fresh perspectives to their roles. And in December we met with representatives of the Canadian Coalition for Good Governance for a comprehensive dialogue, with particular emphasis on executive compensation disclosure and shareholder engagement practices.

2011 was also a year of significant organizational change. On behalf of all our stakeholders, I offer sincere thanks for the enormous contributions of our former Chairman, Ron Osborne, and our former CEO, Don Stewart. Ron is retiring from this Board at the annual meeting in May, having served with distinction for 23 years – six as Chairman. We have all benefited from his vast experience and wise counsel. Don spent most of his working career with Sun Life, and his tireless dedication and principled leadership have had a tremendous positive impact on the company. Don skillfully guided the company through transformative events such as demutualization and the integration of Clarica Life Insurance Company, and the company’s resilience through the financial crisis proved the value of his prudent management. We are also losing Jon Boscia at the annual meeting in May. Jon was not an independent Director due to his previous role with the company, and he felt this constrained his ability to contribute to the Board and its Committees. We will miss Jon’s perspective, but accept his decision and wish him well.

I am pleased that the strength of our management team enabled us to select a new leader from within. Dean Connor’s proven leadership and knowledge of our diverse business operations make him the right choice to lead your company. On behalf of the Board, we look forward to working with Dean and his management team as they take the steps required to respond to both the challenges and opportunities we face in today’s operating environment.

Dean has already brought to the Board his strategic thoughts, and the Board has been impressed by his energy and insight. A combination of a powerful Canadian base, a focus on the attractive group business in the U.S., emphasis on the growing and non-capital-demanding asset management business and building our presence in Asia provide, we believe, a base for the sustainable and profitable growth of your business.

Finally, to our management and employees worldwide, thank you for helping to make life brighter under the sun for all our customers and shareholders. We look to the future with confidence and determination.

JAMES H. SUTCLIFFE CHAIRMAN OF THE BOARD

2 Sun Life Financial Inc. Annual Report 2011

CHIEF EXECUTIVE OFFICER’S MESSAGE

A REALISTIC STRATEGY

A FOCUS ON CUSTOMERS

AN EMPHASIS ON HIGH PERFORMANCE

AND EXECUTION

The company made excellent progress on many fronts, and maintained a strong capital position, but we generated disappointing earnings and return on equity for our shareholders in 2011.

It is in these uncertain times that our customers need us the most. Advice from a trusted advisor. The peace of mind that comes from protecting one’s family against financial upset caused by illness or premature death. The confidence that comes from saving in a Sun Life plan, or investing in a mutual fund from MFS Investment Management. Our mission – helping customers achieve lifetime financial security – has never been more compelling than it is today.

Sun Life advanced on many fronts in 2011. In Canada, we achieved record life insurance sales. Sun Life Global Investments, our new mutual fund company, completed a highly successful first full year. Members of Sun Life Group Benefit and Retirement plans in Canada downloaded the industry’s first mobile application for submitting health and dental claims, and looking up pension accounts. And we began a large, multi-year investment commitment to build and extend our Voluntary Benefits business in the United States.

We achieved strong earnings and sales in Asia. Sun Life Everbright, our joint venture with China Everbright Group, expanded rapidly in 2011 and now provides life and health insurance coverage for over 8.5 million people in China, with staff operating in over 100 locations. In the Philippines, we finished #1 in sales, completed the acquisition of a 49% interest in Grepa Life, and secured a key bank distribution relationship with Rizal Commercial Banking Corporation.

MFS Investment Management finished the year with assets under management of US$253 billion, fueled by another year of outstanding investment performance. MFS was awarded the 2011 Lipper Fund Award for Best Overall Large Company in the U.S., a truly sterling accomplishment.

Looking ahead, we continue to reshape the company to succeed in this new environment. In December we announced a fresh strategy that concentrates our resources on four pillars of growth: becoming the best-performing life insurer in Canada; growing our U.S. top 10 group insurance business and expanding in the rapidly growing voluntary benefits segment; growing MFS Investment Management and broadening Sun Life’s other asset management businesses around the world; and intensifying our commitment to Asia.

As a consequence of our strategy, we announced the decision to cease sales of Variable Annuities and Individual Life Insurance in the United States. As with the other aspects of our strategy, this decision was aligned with the drive to improve Return on Equity and reduce the volatility of our earnings over time.

Accelerating growth in 2012 and beyond will require effective execution, with a sharp eye on expense management and productivity gains. We must strengthen our relationships with customers and distribution partners by progressively improving service and investing in the Sun Life brand.

We are focused on developing talent at all levels of the organization, raising the bar on hiring, investing in learning and development, strengthening individual accountability, and providing outstanding career opportunities. Sun Life also plays a vital role in the communities where we live and work, and Sun Life was recently honoured as one of the Global 100 Most Sustainable Corporations in the World, one of six in Canada and the only North American insurer.

I extend my most sincere thanks to Sun Life employees and advisors around the world. They have shown real enthusiasm, agility and professionalism in a world of challenge and opportunity.

A realistic strategy. A focus on customers. An emphasis on high performance and execution. I feel deeply privileged to lead this fine company, and am committed to working with your Board of Directors, management team and employees to bring these elements together to seize the many exciting opportunities that we see for 2012 and beyond.

DEAN A. CONNOR

PRESIDENT AND CHIEF EXECUTIVE OFFICER

3 Sun Life Financial Inc. Annual Report 2011

CANADA
TORONTO
BOSTON
UNITED STATES
BERMUDA
MEXICO CITY
SÃO PAULO
BUENOS AIRES
IRELAND
UNITED KINGDOM
LONDON
PARIS
MADRID
ROTTERDAM
FRANKFURT
MILAN
DUBAI
INDIA
CHINA
HONG KONG
TAIPEI
TOKYO
PHILIPPINES
SINGAPORE
INDONESIA
SYDNEY
Sun Life Financial around the world
MFS headquartered in the U.S.
MFS investment and marketing/services offices

THE WORLD OF
SUN LIFE F

4 Sun Life Financial Inc. Annual Report 2011

UNITED KINGDOM

IRELAND

CANADA ROTTERDAM

LONDON

TORONTO PARIS FRANKFURT

MILAN

BOSTON MADRID

UNITED STATES TOKYO

BERMUDA CHINA

DUBAI HONG KONG TAIPEI

MEXICO CITY INDIA

PHILIPPINES

SINGAPORE

INDONESIA

Sun Life Financial around the world SAO PAULO

MFS headquartered in the U.S.

MFS investment and BUENOS AIRES SYDNEY

marketing/services offices

THE WORLD OF

SUN LIFE F

4 Sun Life Financial Inc. Annual Report 2011

CORPORATE PROFILE

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers.

Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda.

OUR MISSION

To help customers achieve lifetime financial security.

OUR VISION

To be an international leader in protection and wealth management.

OUR CORE VALUES

Integrity

We are committed to the highest standards of business ethics and good governance.

Engagement

We value our diverse, talented workforce and encourage, support and reward them for contributing to the full extent of their potential.

Customer focus

We provide sound financial solutions for our customers and always work with their interests in mind.

Excellence

We pursue operational excellence through our dedicated people, our quality products and services, and our value-based risk management.

Value

We deliver value to the customers and shareholders we serve and to the communities in which we operate.

INANCIAL

EMPLOYEES WORLDWIDE (1)

Canada 7,710

U.S. 2,560

MFS 1,655

India 835

Philippines 680

Hong Kong 635

Ireland 370

Indonesia 350

U.K. 165

Bermuda 35

China 5

15,000

ADVISORS WORLDWIDE (1) (2)

India 139,055

Philippines 5,210

Indonesia 4,460

Canada 3,600

China 3,045

Hong Kong 1,210

156,580

(1) As of December 31, 2011.

(2) Includes our joint ventures in India, China and the Philippines.

Sun Life Financial Inc. Annual Report 2011 5

WE CONTINUE TO

REFINE

OUR BUSINESS MODEL

2011 was a year marked by uniquely challenging global market conditions. It was also a year of product and service innovation to improve customer service; growth in our asset management businesses; new strategic partnerships; and strong sales results across the organization. As we forge ahead with our new growth strategy, let’s take a moment to review the past year’s accomplishments. They speak clearly to how well-positioned we are to travel the course we have chosen.

STRONG SALES

Individual life and health insurance sales in Canada grew by 9% to a record $221 million.

Group Benefits became Canada’s top group benefits insurance provider with strong sales growth in the small- to medium-sized markets.

Group Retirement Services continued to build on our leadership position in the Canadian Defined Contribution industry capturing 42% of the total DC market activity.

The Philippines had record annual sales of $53 million in 2011.

In China, Sun Life Everbright continued to grow rapidly with individual insurance sales up by 70%.

Individual insurance sales in Indonesia were up 14%, on a local currency basis, compared to last year.

In Hong Kong, we had record gross pension sales of $219 million and continued to be a market leader in the Mandatory Provident Fund third-party administration business with assets under administration of $5.9 billion as of December 31, 2011.

MFS had record gross sales in 2011 of approximately US$57 billion.

PRODUCT AND SERVICE INNOVATIONS

We introduced a new app to enable Canadian group plan members to go paperless, check their balances and process their benefits through their mobile devices – an industry first and a popular service judging by the 100,000 downloads from the iTunes and Blackberry app stores as of January 31, 2012.

We rolled out the Sun Advisor mobile app in Hong Kong, Philippines and Indonesia for iPad® and iPhone® devices to support our advisors and field managers in growing their business.

We launched our first renminbi-denominated product, the Sun Dragon RMB Endowment Plan, for customers seeking exposure to the Chinese currency.

BrighterLife.ca is our new, content rich website that engages consumers to share ideas about money, health and family, building awareness around our brand and creating connections to our advisors.

6 Our highlights Sun Life Financial Inc. Annual Report 2011

TOP PERFORMING ASSET MANAGEMENT BUSINESSES

Birla Sun Life Asset Management became the fourth largest asset management company in India based on assets under management. It also received the “Asset Management Company of the Year, India” award from The Asset Management Magazine.

MFS won the prestigious 2011 Lipper Fund Award for Best Overall Large Company based on the firm’s consistently strong risk-adjusted performance across asset classes for the three-year period from January 1, 2008, through December 31, 2010.

Sun Life Global Investments (Canada) Inc. completed its first full year with top performing funds – eight of the 11 initial long-term funds were in the top quartile for one-year performance and two were ranked #1 in their respective categories for the period ended September 30, 2011.

Sun Life Hong Kong was awarded MPF Provider of the Year 2011 (Best in Class) by Benchmark Magazine.

STRATEGIC INITIATIVES

To enhance our asset management business, we merged our Canadian asset management firm McLean Budden with our global firm MFS Investment Management, giving the combined company an expanded research platform and a broader range of investment offerings.

We formed a joint venture with Grepa Financial Inc., a member of the Yuchengco Group of Companies, which includes an agreement to provide insurance products to Rizal Commercial Banking Corporation’s two million customers in the Philippines. Sun Life Grepa Financial complements our existing successful partnerships with local Asian companies, including India’s Birla Sun Life, China’s Sun Life Everbright and Indonesia’s CIMB Sun Life.

Our international business continues to expand with the opening of a representative office in Dubai, marketing international investment products to distributors in the Middle East and Africa.

We acquired full ownership of Buffett & Company Worksite Wellness Inc., strengthening our leadership and growth capabilities in supporting employee and organizational health across Canada.

We became the recommended financial services partner of CARP. This exclusive partnership provides CARP’s 350,000 members access to Sun Life’s advisors, financial advice, retirement and estate planning.

USING INSIGHT TO

DEVELOP

PRODUCTS AND SERVICES

Sun Life Financial Inc. Annual Report 2011 Our highlights 7

WE WILL ACCELERATE OUR GROWTH BY LEVERAGING WHAT WE DO BEST TODAY TO CAPITALIZE ON WORLDWIDE OPPORTUNITIES TO:

BUILD ON OUR LEADERSHIP POSITION IN CANADA

Expand our products and services, distribution and market penetration in insurance, wealth management and employee benefits.

FOCUS ON GROUP AND VOLUNTARY INSURANCE IN THE U.S.

Grow our top-10 position in U.S. employee benefits and employ our enterprise expertise to become a leader in the growing voluntary benefits market.

EXPAND OUR GLOBAL ASSET MANAGEMENT BUSINESS

Broaden our approach to asset management and support continued growth of MFS’s distinctive, scalable business model globally.

INTENSIFY OUR APPROACH TO ASIA

Continue to develop innovative products, alternative distribution channels and wealth management capabilities – through both local initiatives and by leveraging Sun Life’s worldwide resources – to strengthen our competitive position in Asia.

A REFOC STRATEGY

8 Our strategy Sun Life Financial Inc. Annual Report 2011

DELIVERING SUPERIOR

RETURNS

WE WILL DELIVER SUPERIOR RETURNS BY HELPING CUSTOMERS ACHIEVE LIFETIME FINANCIAL SECURITY AND CREATING VALUE FOR SHAREHOLDERS.

WE WILL CONTINUE TO USE CUSTOMER INSIGHTS TO DRIVE INNOVATION.

Our customers and distribution partners are front and centre in everything we do. By listening to them carefully, we gain critical insights that inform product and service developments and drive innovation.

We will continue to use technology to deliver a better client experience – when and where our customers want it. We will leverage our service advantages to increase market share. And we will continue to pursue new business models that deliver the financial security and flexibility customers are asking for and the performance our shareholders expect.

WE WILL CAPITALIZE ON THE LONG-TERM DRIVERS OF DEMAND IN OUR INDUSTRY.

We are repositioning our global businesses to take better advantage of the three long-term drivers of demand in our industry:

The investment, retirement and estate planning needs of baby boomers.

The shift of responsibility from governments and employers to individuals – particularly the shifting of responsibility for health care costs.

The remarkable growth of the middle class in Asia.

We have developed a highly focused strategy to capitalize on these demands – one that enables us to build on strengths across our businesses globally. Moreover, we will shift more capital into growing businesses with lower volatility and potentially higher returns on shareholder equity, while maintaining a balanced and diversified portfolio of businesses.

WE WILL REFINE OUR BUSINESS PRACTICES.

We are actively refining our day-to-day business practices to enhance our ability to deliver sustained, superior returns.

Building a high performance culture – means making it easier for employees to achieve their best by simplifying decision-making, retaining and hiring top talent and increasing our efforts on innovation.

Intensifying our customer focus – reinforces our ongoing customer experience initiatives to turn our consumers and distribution partners into advocates for our brand.

Increasing our expense and productivity discipline – will help us to maximize and focus our resources to enhance our competitive advantage.

USED

Sun Life Financial Inc. Annual Report 2011 Our strategy 9

WORKING TO

BUILD

A BRIGHTER FUTURE

SLF CANADA

SLF Canada is a market leader with a client base of six million Canadians and thousands of Canadian companies. Our breadth of distribution, strong service culture, technology infrastructure and brand recognition provide an excellent platform for growth. SLF Canada’s three business units – Individual Insurance and Investments, Group Benefits and Group Retirement Services – offer a full range of protection and wealth accumulation products and services.

STRATEGY

We will grow our business organically by leveraging our strong brand recognition and client base to expand our offering of value-added products and services. We will continue to build strategic partnerships to rapidly build capabilities that capitalize on emerging opportunities.

2012 PRIORITIES

SLF Canada’s priorities fully support the company’s overall risk management objectives, which include a shift away from capital intensive and non-adjustable products. We will continue to expand our distribution capabilities, develop new wealth products and build our rollover business, which provides wealth and protection products for clients leaving their group plans. And our drive to maximize profitability will focus on customer service, productivity improvements and disciplined expense management.

Other key strategic priorities for 2012 include:

Sharpen our alignment of brand, product and distribution to capitalize on the growing retirement market opportunities.

Continue to grow our Career Sales Force, with an emphasis on providing holistic advice around life, health and wealth, by increasing our scale in wealth management and focusing on retirement planning.

Build on the market-leading success of our group benefits and pension businesses to help employers better manage their costs, productivity, and employee health.

Increase our asset and insurance premium-gathering capability through our Client Solutions business, which leverages our group businesses by providing unique products and services to clients through the workplace.

Grow our asset management and mutual fund subsidiary, Sun Life Global Investments.

Continue to leverage our investments in technology – including our industry-leading capabilities in paperless processing – to improve productivity and lower expenses.

10 Business strategies Sun Life Financial Inc. Annual Report 2011

SLF U.S.

Our U.S. operations are focused on group insurance, voluntary benefits and managing a large in-force block of business. The Employee Benefits Group provides solutions to employers and employees to help them achieve financial security through group life, disability, medical stop-loss and dental insurance products.

In 2011, we announced a significant investment in the voluntary benefits business, a fast-growing market segment that provides group insurance solutions that are fully paid for by individual employees, with the objective of becoming a top-five player in this market by the end of 2016. Effective December 30, 2011, SLF U.S. discontinued all new sales of variable annuity and individual life products. The company provides ongoing, high-quality service to customers who have in-force fixed annuity, variable annuity and individual life insurance products.

STRATEGY

Our strategy is to deliver sustainable and profitable growth by focusing on employers and the protection needs of their employees. We have aligned our capabilities to offer customer-centric product solutions and foster strong distribution partnerships with a focus on operational excellence. Our strong risk management culture reinforces our ability to deliver on our promises to our policyholders while improving the return on shareholder equity.

2012 PRIORITIES

SLF U.S. will focus on growth opportunities in the domestic group insurance and voluntary benefits markets, as we are well-positioned to significantly increase our share of these two sustainable, less capital-intensive businesses.

To capitalize on the current business environment and trends, we will drive sustainable and profitable organic growth by focusing on the following components of our strategy:

Continue to build industry-leading, customer-centric voluntary benefits capabilities.

Strengthen our position in group benefits by enhancing our operational and distribution effectiveness and fostering greater customer engagement.

Optimize the value of in-force business, with particular emphasis on increasing return on equity and effective risk and capital management.

WE WILL DELIVER SUSTAINABLE AND PROFITABLE

GROWTH

Sun Life Financial Inc. Annual Report 2011 Business strategies 11

INTEGRITY IS A DEFINING

CHARACTERISTIC

OF SUCCESSFUL LEADERSHIP.

It provides the comfort of truth, the confidence of good faith and the security of consistency. There is no substitute and there can be no half measures. By unfailingly acting on the values, beliefs and principles that we hold, we demonstrate who we really are.

We know the integrity of our people. We believe in the integrity of our strategy. We work hard to maintain the integrity of our brand. And we are absolutely confident in the integrity of the security we provide to our customers around the world.

OUR COMMITMENT TO

INTEGRITY

12 Sun Life Financial Inc. Annual Report 2011

AROUND THE WORLD

WE WILL LEVERAGE OUR

STRENGTHS

MFS INVESTMENT MANAGEMENT

MFS is a global asset management company offering products and services that address the varying needs of investors over time. Individual investors have access to MFS advisory services through a broad selection of financial products distributed by financial intermediaries. MFS services institutional clients by providing asset management for corporate retirement plans, separate accounts, public or government funds and insurance company assets through a direct sales force and a network of independent consultants.

STRATEGY

MFS’s strategy is to grow its business by continually exceeding clients’ expectations with superior investment performance. As the distribution of retail funds continues to move toward platform-driven sales, we will continue to ensure that strong investment performance is maintained across a universe of securities that are becoming more geographically dispersed.

On the institutional side, we will continue to focus on the development of strategically positioned investment products. And we will continue to add investment talent to support our expanding product set, and wholesalers to increase our distribution capabilities globally.

2012 PRIORITIES

MFS will focus on four primary objectives:

Providing superior investment performance.

Differentiating our client service from the competition.

Continuing to pursue growth in our markets.

Engaging, empowering and developing our people.

SLF ASIA

SLF Asia operates in five markets – the Philippines, Hong Kong, Indonesia, India and China – through subsidiaries, joint ventures and strategic investments. These five markets account for approximately 70% of the Asian population, excluding Japan. We offer individual life and health insurance as well as group life insurance products in all five markets. Pension and retirement products are offered in Hong Kong and India, and we sell mutual funds in the Philippines and India. We distribute products to middle and upper-income individuals, groups and affinity clients through multiple distribution channels.

STRATEGY

Our strategy is to strengthen our competitive position in Asia and enhance our long-term earnings growth by leveraging Sun Life’s worldwide resources while tailoring products and services to each market. We will continue to develop innovative products and alternative distribution channels such as bancassurance and telemarketing, while taking full advantage of our asset management capabilities in Asia and globally.

2012 PRIORITIES

SLF Asia’s 2012 priorities include:

Launching innovative and customer-focused products reflecting each market’s specific and evolving needs, including the development of group and pension businesses.

Enhancing and diversifying distribution management, implementing best practices in agency growth and productivity and further expanding alternative distribution channels.

Growing our asset management business in Asia by leveraging our enterprise expertise.

Augmenting risk management practices and improving operational efficiencies to reinforce our platform for growth across the region.

Sun Life Financial Inc. Annual Report 2011 Business strategies 13

PEOPLE FIRST.

We believe in the importance of mutual respect in all our relationships. When we listen to our customers, we endeavour both to hear the words that are spoken and to understand the intent behind them. In our day-to-day affairs, we strive to nurture a culture where all employees are treated with dignity and respect. When we struggle with hard decisions, we never forget that those decisions directly affect people’s lives. And when we make a promise, we do absolutely everything we can to fulfill it. Our business is about people – and our commitment is to build mutually rewarding relationships that are grounded in respect.

OUR COMMITMENT

TO MAKE LIFE

BRI

14 Sun Life Financial Inc. Annual Report 2011

EVOLVING OUR

BRAND

Advertising alone does not build a brand. It also takes satisfied customers and the commitment of employees who live the brand every day. That’s why one of the cornerstones of our brand execution is Action powered by insight.

It means that each and every day, we listen carefully to our customers and then use the insights we garner to provide the tools they need to act with confidence. At every touch point, our employees and distributors strive to understand our customers’ needs and present them with the creative solutions that will empower them to attain lifetime financial security.

In 2011, our brand shone through in competitive product offerings, innovative online and mobile tools and focused customer service. We worked hard to demonstrate our brand in action, with sponsorships of exceptional local events that touch the everyday lives of our clients and employees worldwide. And through advertising and media partnerships, we explored the benefits of financial advice in providing people with peace of mind about their retirement planning.

Great brands improve with time and momentum – and we will continue to build on our many “wins” of the past few years. The return on investment is already clear: investors understand and support our strategy. Customers and distributors not only choose to work with Sun Life, they also recommend us to friends and family. Top professionals see us as a destination of choice for their careers. More importantly, people around the world understand how Sun Life can make their lives brighter – now and in the future.

GHTER

Sun Life Financial Inc. Annual Report 2011 Our brand promise 15

THE

FUTURE

IS WHAT WE MAKE IT

LOOKING TOWARD THE WORLD OF TOMORROW

At Sun Life, we are committed to building a brighter future for the communities in which we live and work. In Canada and around the world, we acted on that commitment in 2011 – making positive contributions to a range of social, environmental and economic endeavours that help shape the world of today and broadly influence the world of tomorrow.

BUILDING STRONG COMMUNITIES

We believe that by investing in health, the arts and education, we can support and strengthen our communities. That’s why we continue to fund proactive and preventive health and wellness initiatives intended to mitigate future strains on our health care systems. In Canada, by supporting the arts and culture that define us as a nation and, more importantly, by making them more accessible regardless of income, we enabled thousands of individuals, families and children to experience our nation’s cultural wealth. Our innovative educational partnerships in Canada, the U.S. and Asia continue to inspire young people to complete their education and gain the knowledge, skills and confidence that will guide them toward financial security.

FOSTERING A SUSTAINABLE FUTURE

Around the world, sustainability has profound environmental, social, governance, business and economic implications. Throughout our operations, we leverage technology to reduce the need for business travel, and have stepped up the use of greener technology in our communications. We have improved the ways we measure and monitor greenhouse gas emissions. In many of our buildings, we met or exceeded sustainable building standards, and are on track to increase our designations in that area. In our investments, we continue to seek opportunities in the renewable energy sector and in infrastructure financing initiatives that themselves generate a positive cycle of employment, economic stimulation and future growth. Sun Life’s inclusion in recognized sustainability indices, including the Global 100 Most Sustainable Corporations in the World and Dow Jones Sustainability North America Index, is a testament to our commitment. We will continue our efforts to meet our social, environmental and financial responsibilities with a constant eye on sustainability. Because we know the future is what we make it.

We invite you to read Sun Life Financial’s 2011 Public Accountability Statement and Sustainability Report, which provides more information about our governance, philanthropy, investment and sustainability activities. This report will be posted on sunlife.com in May 2012.

16 Public accountability Sun Life Financial Inc. Annual Report 2011

MANAGEMENT’S

DISCUSSION

AND ANALYSIS

OVERVIEW
Corporate Overview	20
Corporate Developments	20
Outlook	21
Financial Objectives	21
Financial Highlights	22

FINANCIAL PERFORMANCE	24
2011 Consolidated Results of Operations	24
Fourth Quarter 2011 Performance	29

BUSINESS SEGMENT RESULTS	33
SLF Canada	33
SLF U.S.	36
MFS Investment Management	38
SLF Asia	40
Corporate	42

INVESTMENTS	44
Debt Securities	44
Mortgages and Loans	46
Equities	48
Investment Properties	48
Derivative Financial Instruments and Risk Mitigation	48
Impaired Assets	49

RISK MANAGEMENT	50
Risk Management Framework	50
Risk Philosophy and Principles	51
Accountability	52
Risk Management Policies	53
Risk Categories	53
Credit Risk	53
Market Risk	54
Insurance Risk	59
Operational Risk	60
Strategic Risk	62

CAPITAL and LIQUIDITY MANAGEMENT	63
Principal Sources of Funds	63
Liquidity	63
Capital	64
Shareholder Dividends	66
Capital Adequacy	67
Off-Balance Sheet Arrangements	68
Commitments, Guarantees, Contingencies and Reinsurance Matters	69

ACCOUNTING and CONTROL MATTERS	69
Critical Accounting Policies and Estimates	69
Changes in Accounting Policies	74
Disclosure Controls and Procedures	77
Non-IFRS Financial Measures

LEGAL and REGULATORY PROCEEDINGS	78

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 17

Management’s Discussion and Analysis

February 15, 2012

The following table provides a list of abbreviations frequently used throughout this document.

Abbreviation	Description	Abbreviation	Description
AIF AFS AUM CGAAP EPS FVTPL IFRS MCCSR MD&A

Annual Information Form

Available-for-sale

Assets Under Management

Canadian Generally Accepted Accounting

Principles

Earnings Per Share

Fair Value Through Profit and Loss

International Financial Reporting Standards

Minimum Continuing Capital and Surplus

Requirements

Management’s Discussion and Analysis

OCI OSFI ROE SEC Sun Life Assurance SLF Inc. Sun Life (U.S.)

Other Comprehensive Income

Office of the Superintendent of Financial

Institutions, Canada

Return on Equity

United States Securities and Exchange

Commission

Sun Life Assurance Company of Canada

Sun Life Financial Inc.

Sun Life Assurance Company of Canada

(U.S.)

In this MD&A, SLF Inc. and its consolidated subsidiaries, significant equity investments and joint ventures are collectively referred to as “Sun Life Financial”, the “Company”, “we”, “our” or “us”. Unless otherwise indicated, all information in this MD&A is presented as at and for the year ended December 31, 2011 and amounts are expressed in Canadian dollars. Where information at and for the year ended December 31, 2011 is not available, information available for the latest period before December 31, 2011 is used. Except where otherwise noted, financial information is presented in accordance with IFRS and the accounting requirements of OSFI. Additional information relating to the Company can be found in SLF Inc.’s consolidated financial statements and accompanying notes (our “Consolidated Financial Statements”) and our AIF for the year ended December 31, 2011, and other documents filed with securities regulators in Canada and with the SEC, which may be accessed at www.sedar.com and www.sec.gov, respectively.

All Canadian publicly accountable profit-oriented enterprises with fiscal years commencing in 2011 are now required to prepare their financial statements in accordance with IFRS. 2011 marks the first time SLF Inc. has prepared its annual results on an IFRS basis. As required, the comparative 2010 financial statements have been prepared in accordance with IFRS. All amounts for 2009 are based on CGAAP.

Use of Non-IFRS Financial Measures

We use certain non-IFRS financial measures, including operating net income (loss) as key metrics in our financial reporting to enable our stakeholders to better assess the underlying performance of our businesses. Operating net income (loss) and financial information based on operating net income (loss), such as operating EPS and operating ROE, are non-IFRS financial measures. We believe that these non-IFRS financial measures provide information that is useful to investors in understanding our performance and facilitates the comparison of the quarterly and full year results of our ongoing operations. Operating net income excludes: (i) the impact of certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) restructuring and other related costs recorded in the fourth quarter of 2011; (iv) goodwill and intangible asset impairment charges recorded in the fourth quarter of 2011; and (v) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities. Other non-IFRS financial measures that we use include adjusted revenue, administrative services only (“ASO”) premium and deposit equivalents, mutual fund assets and sales, managed fund assets and sales, total premiums and deposits and AUM. Additional information about non-IFRS financial measures and reconciliations to the closest IFRS measure can be found in this document under the heading Non-IFRS Financial Measures.

Management believes that these non-IFRS financial measures provide information useful to investors in understanding our performance and facilitate the comparison of the quarterly and full year results of our ongoing operations. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to IFRS measures are included in this MD&A under the heading Non-IFRS Financial Measures.

Forward-Looking Information

Certain statements in this MD&A, including those relating to our strategies and statements (i) that are predictive in nature, (ii) that depend upon or refer to future events or conditions or (iii) that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” or similar expressions, are forward-looking information within the meaning of securities laws. Forward-looking information includes information concerning our possible or assumed future results of operations, including those set out in this MD&A under Corporate Overview, Outlook, Financial Objectives, Financial Performance, SLF Canada, SLF U.S., MFS Investment Management, SLF Asia, Corporate, Investments, Risk Management, Capital and Liquidity Management Critical Accounting Policies and Estimates and Changes in Accounting Policies. These statements represent our current expectations, estimates and projections regarding future events and are not historical facts. The forward-looking information in this MD&A is stated as of the date hereof, is not a guarantee of future performance and involves risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in the forward-looking information in this MD&A due to, among other factors, the matters set out in this MD&A under Critical Accounting Policies and Estimates and Risk Management and in SLF Inc.’s 2011 AIF in Risk Factors

18 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

and the factors detailed in our annual and interim financial statements and other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov.

Factors that could cause actual results to differ materially from expectations include, but are not limited to, economic uncertainty, market conditions that affect the Company’s capital position or its ability to raise capital; changes or volatility in interest rates or credit/swap spreads; the performance of equity markets; credit risks related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, derivative counterparties, other financial institutions and other entities; risks in implementing business strategies; risk management; changes in legislation and regulations including capital requirements and tax laws; legal and regulatory proceedings, including inquiries and investigations; risks relating to product design and pricing; downgrades in financial strength or credit ratings; the ability to attract and retain employees; the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds; the impact of higher-than-expected future expenses; risks relating to mortality and morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to the rate of mortality improvement; risks relating to policyholder behaviour; risks related to liquidity; dependence on third-party relationships including outsourcing arrangements; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; breaches or failure of information system security and privacy, including cyber terrorism; business continuity risks; risks relating to financial modelling errors; risks relating to real estate investments; risks relating to estimates and judgements used in calculating taxes; the impact of mergers and acquisitions; risks relating to operations in Asia including the Company’s joint ventures; the impact of competition; fluctuations in foreign currency exchange rate; risks relating to the closed block of business; risks relating to the environment, environmental laws and regulations and third party policies; and the availability, cost and effectiveness of reinsurance.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 19

Corporate Overview

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2011, the Sun Life Financial group of companies had total assets under management of $466 billion.

We manage our operations and report our financial results in five business segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), MFS Investment Management (“MFS”), Sun Life Financial Asia (“SLF Asia”), and Corporate. The Corporate segment includes the operations of our United Kingdom business unit (“SLF U.K.”) and Corporate Support operations. Our Corporate Support operations includes our run-off reinsurance business and investment income, expenses, capital and other items not allocated to other business segments. For more detailed descriptions of our business segments, see the respective business segments discussions in this document.

Mission

To help customers achieve lifetime financial security.

Vision

To be an international leader in protection and wealth management.

Strategy

We will leverage our strengths around the world to help our customers achieve lifetime financial security and create value for our shareholders.

Our strategy is based on growing our diverse set of businesses where we have important market positions and can leverage strengths across these businesses. We have chosen to be active in businesses that are supported by strong growth prospects, demographic trends and long-term drivers of demand for the insurance industry – the aging of baby boomers, the downloading of responsibility from governments and employers to employees and the growth of the middle class in the emerging markets of Asia. We will work to achieve our strategy by focusing our resources on four key pillars for future growth:

•	Continuing to build on our leadership position in Canadian insurance, wealth management and employee benefits;
•	Becoming a leader in group insurance and voluntary benefits in the United States;
•	Supporting continued growth in MFS, and broadening our other asset management businesses around the world; and
•	Strengthening our competitive position in Asia.

In targeting these four pillars of growth, we will shift our focus to products that have superior growth characteristics, better product economics and lower capital requirements in order to reduce net income volatility and improve our return on equity. As we focus our growth on key opportunities, the maintenance of a balanced and diversified portfolio of businesses remains fundamental to our strategy.

Values

These values guide us in achieving our strategy:

•	Integrity – We are committed to the highest standards of business ethics and good governance.
•	Engagement – We value our diverse, talented workforce and encourage, support and reward them for contributing to the full extent of their potential.
•	Customer Focus – We provide sound financial solutions for our customers and always work with their interests in mind.
•	Excellence – We pursue operational excellence through our dedicated people, our quality products and services, and our value-based risk management.
•	Value – We deliver value to the customers and shareholders we serve and to the communities in which we operate.

Corporate Developments

The following developments occurred in 2011.

Restructuring in the United Kingdom

Effective December 30, 2011, SLF Inc. reorganized the business of its two main operating companies in the United Kingdom to create a more efficient operational and financial business structure. Under the reorganization, all the long-term policies of SLFC Assurance (UK) Limited were transferred to Sun Life Assurance Company of Canada (U.K.) Limited.

Discontinuing Sales of Domestic Individual Life and Annuity Products in SLF U.S.

On December 12, 2011, we announced the completion of a strategic review of our businesses. As a result of this review, we closed our domestic U.S. variable annuity and individual life products to new sales effective December 30, 2011. This decision reflects our focus on reducing volatility and improving the return on shareholders’ equity by shifting capital to businesses with superior growth, risk and return characteristics.

Strengthening Asset Management Capabilities

On November 7, 2011, we acquired the minority shares of McLean Budden Limited (“McLean Budden”), our Canadian investment management subsidiary, and subsequently transferred all of the shares of McLean Budden to MFS. McLean Budden is a wholly-owned subsidiary of MFS and continues to be based in Toronto.

Chairman and Chief Executive Officer Appointments

Dean A. Connor was appointed as President and Chief Executive Officer of SLF Inc. effective December 1, 2011, upon the retirement of Donald A. Stewart. James H. Sutcliffe was appointed as Chairman of the Board of SLF Inc. effective December 1, 2011. Mr. Sutcliffe replaced Ronald W. Osborne, who stepped down as Chairman effective November 30, 2011, and who will retire as a Director at the 2012 annual meeting.

20 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Acquisition in the Philippines

On October 24, 2011, we acquired a 49% stake of Grepalife Financial, Inc. and formed a new joint venture, Sun Life Grepa Financial Inc. The new joint venture includes an exclusive bancassurance relationship with the Yuchengco-owned Rizal Commercial Banking Corporation, which serves two million customers in more than 350 branches nationwide.

Common Share Activity

In 2011, SLF Inc. paid common shareholder dividends of $1.44 per common share. This was the same level of dividends paid in 2010. In 2011, SLF Inc. issued approximately 10 million shares from treasury under its Canadian Dividend Reinvestment and Share Plan.

Financing Arrangements

On July 11, 2011, SLF Inc. redeemed all of the outstanding $300 million principal amount of Series C Senior Unsecured 5.00% Fixed Floating/Debentures due in 2031.

On August 12, 2011, SLF Inc. issued $200 million of Class A Non-Cumulative Rate Reset Preferred Shares Series 10R at a price of $25.00 per share and yielding 3.90% annually.

On August 23, 2011, SLF Inc. issued $300 million principal amount of Series E Senior Unsecured 4.57% Debentures due 2021.

On November 10, 2011, SLF Inc. issued $300 million of Class A Non-Cumulative Rate Reset Preferred Shares Series 12R at a price of $25.00 per share and yielding 4.25% annually.

On December 31, 2011, Sun Life Capital Trust, a subsidiary of SLF Inc., redeemed all of the outstanding $950 million principal amount of Sun Life ExchangEable Capital Securities (“SLEECS”), Series A.

Outlook

Throughout 2011, equity markets exhibited substantial volatility while interest rates reached record lows as a result of economic uncertainty in the European Union and U.S. monetary policy actions aimed at lowering interest rates on long-term treasuries. In January of 2012, the Federal Reserve announced plans to keep interest rates at current levels until the later part of 2014. Market- related impacts arising from this economic environment will continue to place pressure on the earnings, regulatory capital requirements and profitability of life insurance companies. Low interest rates and increased volatility create a number of challenges for insurers including increased hedge costs, lower investment yields and lower levels of new business profitability.

On December 12, 2011, we announced the completion of a major strategic review of our businesses, which included the decision to discontinue the sale of domestic U.S. variable annuity and individual insurance products. We do not expect this decision to have a material financial impact on our 2012 operating net income. Nonetheless, this action reflects the substantial capital requirements to support our U.S. variable annuity business and the challenges of achieving adequate levels of profitability and return on equity in a low interest rate environment. We are also mindful of the continuing weakness in the U.S. economy and the European debt crisis, which creates additional uncertainty and the potential for further economic instability that could impact our financial results.

Despite the economic uncertainty and market volatility, we continue to focus on businesses with strong growth prospects, fueled by consumer demand and strong demographic and environmental trends. In particular, we expect the aging of the population in North America, the rise of the middle class in the emerging markets of China and India, as well as the shifting responsibility for health and financial benefits from governments and employers to individuals to increase the demand for private solutions for pension, savings and health care needs. For consumers, ongoing market volatility has highlighted the need for greater security and protection of retirement savings offered by life insurance companies.

Financial Objectives

Our financial objectives are reviewed each year based on our view of future financial performance and evolving economic and regulatory conditions. In 2011, our objectives were to achieve an operating ROE in the 12%–14% range over a three-to-five year period(1), while maintaining a strong capital position and effective capital deployment. Our operating ROE of 0.8% for 2011 was well below this objective as a result of low levels of earnings; however, our capital position remained strong. Sun Life Assurance, our principal operating subsidiary in Canada, ended the year with an MCCSR ratio of 211%, down from 228% last year, but well in excess of OSFI’s minimum regulatory levels for life insurance companies. Additional information on our financial performance in 2011 and MCCSR movement can be found in this MD&A under the headings Financial Performance – 2011 Consolidated Results of Operations and Capital and Liquidity Management – Capital Adequacy.

Our operating ROE objective for 2012 is unchanged from last year.

Assumptions upon which our operating ROE objective is based include:

(i)	a steady rise in the annual level of equity market indices, primarily the S&P 500, by approximately 8% per annum;
(ii)	stability in North American interest rates across the yield curve and, over the longer term, interest rates that are generally higher than statutory or contractual minimums required on certain guaranteed products offered by the Company;
(iii)	a credit environment which reflects the Company’s best estimate assumptions;
(iv)	stability in exchange rates between the Canadian dollar and foreign currencies, primarily the U.S. dollar;
(v)	no material changes in capital rules; and
(vi)	business mix and best estimate actuarial assumptions as at December 31, 2011.

Our operating ROE is significantly dependent on business written in the past that was based on economic conditions, capital requirements, pricing and other assumptions in effect at that time.

We expect to maintain the current level of dividends on SLF Inc.’s common shares, which are subject to the approval of the Board of Directors each quarter, provided that economic conditions and the Company’s results allow it to do so while maintaining a strong capital position. Additional information on dividends is provided in this MD&A under the heading Capital and Liquidity Management – Shareholder Dividends.

The information concerning our financial objectives and future dividends is forward-looking information and is based on the assumptions set out above and is subject to the risk factors described under Forward-Looking Information.

(1)	Operating ROE is a non-IFRS financial measure. For additional information, see Non-IFRS Financial Measures.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 21

Financial Highlights

($ millions, unless otherwise noted)	IFRS 2011	IFRS 2010	CGAAP 2009
Net income (loss)
Operating net income (loss)(1)	104	1,477	561
Reported net income (loss)	(300)	1,406	534
Diluted EPS ($)
Operating(1)	0.18	2.59	0.99
Reported	(0.52)	2.39	0.94
Basic EPS ($)
Operating(1)	0.18	2.60	1.00
Reported	(0.52)	2.48	0.95
Return on equity
Operating(1)	0.8%	10.7%	3.5%
Reported	(2.2)%	10.2%	3.4%
Dividends per common share	1.44	1.44	1.44
Dividend payout ratio	n/m	59%	152%
Dividend yield	6.5%	5.0%	5.4%
MCCSR ratio (Sun Life Assurance)	211%	228%	221%
Premiums & deposits
Net premium revenue	9,314	13,770	15,510
Segregated fund deposits	10,182	10,241	11,060
Mutual fund sales	28,941	28,468	24,642
Managed fund sales	27,751	27,917	32,938
ASO premium & deposit equivalents	5,661	5,994	5,081
Total premiums & deposits	81,849	86,390	89,231
Assets under management (as at December 31)(2)
General fund assets	129,844	122,301	120,091
Segregated fund assets	88,183	87,946	81,305
Mutual fund assets(2)	110,524	107,263	96,077
Managed fund assets(2)	136,599	146,486	134,121
Other AUM(2)	380	729	1,046
Total AUM(2)	465,530	464,725	432,640
Capital (as at December 31)
Subordinated debt and other capital(3)	3,441	4,385	4,692
Participating policyholders’ equity	123	115	107
Total shareholders’ equity	15,607	15,932	17,230
Total capital	19,171	20,432	22,029
(1)	Operating net income (loss), operating EPS and operating ROE are non-IFRS financial measures and exclude certain items described under the heading Non-IFRS Financial Measures. All EPS measures refer to diluted EPS, unless otherwise stated. Operating EPS also excludes the impact of dilution from convertible securities.
(2)	AUM, mutual fund assets, managed fund assets, other AUM and total AUM are non-IFRS financial measures. For additional information, see Non-IFRS Financial Measures.
(3)	Other capital refers to SLEECS, which qualify as capital for Canadian regulatory purposes. For additional information, see Capital and Liquidity Management – Capital.

22 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that they provide information that is useful to investors in understanding our performance and facilitate a comparison of the quarterly and full year results of our ongoing operations. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures there are no directly comparable amounts under IFRS. They should not be viewed as an alternative to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to IFRS measures are included in our Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial Results & Reports.

Operating net income (loss) and financial information based on operating net income (loss), such as operating EPS and operating ROE, are non-IFRS financial measures. Operating net income excludes: (i) the impact of certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) restructuring and other related costs recorded in the fourth quarter of 2011; (iv) goodwill and intangible asset impairment charges recorded in the fourth quarter of 2011; and (v) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities under IFRS.

The following tables set out the amounts that were excluded from our operating net income (loss), EPS and ROE in the prior three years. A reconciliation of operating net income (loss) to reported net income (loss) for the fourth quarter of 2011 is provided in this MD&A under the heading Financial Performance – Fourth Quarter 2011 Performance.

Reconciliation of Operating Net Income

($ millions)	IFRS 2011	IFRS 2010	CGAAP(1) 2009
Reported net income (loss)	(300)	1,406	534
After-tax gain (loss) on adjustments
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	(3)	10	–
Fair value adjustments on share-based payment awards at MFS	(80)	(81)	–
Restructuring and other related costs(2)	(55)	–	(27)
Goodwill and intangible asset impairment charges	(266)	–	–
Total adjusting items	(404)	(71)	(27)
Operating net income	104	1,477	561

Reconciliation of EPS to Operating EPS

($ millions)	IFRS 2011	IFRS 2010	CGAAP 2009
Reported EPS (diluted) ($)	(0.52)	2.39	0.94
Less:
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	(0.01)	0.02	–
Fair value adjustments on share-based payment awards at MFS	(0.14)	(0.14)	–
Restructuring and other related costs	(0.09)	–	(0.05)
Goodwill and intangible asset impairment charges	(0.46)	–	–
Impact of convertible securities on diluted EPS	–	(0.08)	–
Operating EPS (diluted)	0.18	2.59	0.99

Reconciliation of ROE to Operating ROE

($ millions)	IFRS 2011	IFRS 2010	CGAAP 2009
Reported ROE (%)	(2.2)	10.2	3.4
Less:
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	–	0.1	–
Fair value adjustments on share-based payment awards at MFS	(0.6)	(0.6)	–
Restructuring and other related costs	(0.4)	–	(0.1)
Goodwill and intangible asset impairment charges	(2.0)	–
Operating ROE (%)	0.8	10.7	3.5
(1)	Operating net income adjustments for certain hedging relationships in SLF Canada that do not qualify for hedge accounting under IFRS, and the impact of fair value adjustments on share-based payment awards at MFS are reflected only in IFRS. No operating net income adjustments for these items were made under CGAAP.
(2)	In the first quarter of 2009, we incurred an after-tax charge of $27 million related to restructuring costs as part of our actions to reduce expense levels and improve operational efficiency.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 23

Management also uses the following non-IFRS financial measures:

Adjusted revenue. This measure excludes from revenue the impact of: (i) currency; (ii) reinsurance for the insured business in SLF Canada’s Group Benefits operations; (iii) the life reinsurance business that was sold in the fourth quarter of 2010; and (iv) fair value changes in FVTPL assets and derivative instruments. This measure is an alternative measure of revenue that provides greater comparability across reporting periods. A reconciliation of adjusted revenue is provided in this document under the heading Revenue.

Adjusted premiums and deposits. This measure excludes from premiums and deposits the impact of: (i) currency; (ii) reinsurance for the insured business in SLF Canada’s Group Benefit operations; and (iii) the life reinsurance business that was sold in the fourth quarter of 2010. This measure is an alternative measure of premiums and deposits that provides greater comparability across reporting periods. A reconciliation of adjusted premiums and deposits is provided in this document under the heading Premiums and Deposits.

Pre-tax operating profit margin ratio for MFS. This ratio is a measure of the underlying profitability of MFS, which excludes certain investment income and commission expenses that are offsetting. These amounts are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio, as they are offsetting in nature and have no impact on the underlying profitability of MFS.

Impact of currency. Several IFRS financial measures are adjusted to exclude the impact of currency fluctuations. These measures are calculated using the average currency and period end rates, as appropriate, in effect at the date of the comparative period.

MCCSR market sensitivities. Our MCCSR market sensitivities are non-IFRS financial measures, for which there are no directly comparable measures under IFRS. It is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures on a forward-looking basis because we believe it is only possible to provide ranges of the assumptions used in determining those non-IFRS financial measures, as actual results can fluctuate significantly inside or outside those ranges and from period to period.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS:

(i)	premium equivalents, mutual fund sales, managed fund sales and premiums and deposits;
(ii)	AUM, mutual fund assets, managed fund assets and other AUM;
(iii)	the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and
(iv)	management actions and changes in assumptions is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, OSFI.

Financial Performance

2011 Consolidated Results of Operations

Net Income

The reported loss for 2011 was $300 million, compared to net income of $1,406 million for the same period one year ago. Reported ROE was negative 2.2% for the year ended December 31, 2011, compared with 10.2% in 2010.

Operating net income for the year ended December 31, 2011 was $104 million, compared to $1,477 million in 2010. Operating ROE was 0.8% in 2011, compared to 10.7% in 2010. The net impact of certain hedges in SLF Canada that do not qualify for hedge accounting, fair value adjustments on share-based payment awards at MFS, restructuring and other related costs, as well as goodwill and intangible asset impairment charges, was $(404) million in 2011, compared to $(71) million in the year ended December 31, 2010.

Operating net income for the year ended December 31, 2011 was unfavourably impacted by the net impact of management actions and changes in assumptions of $840 million, including a $635 million charge to net income in the fourth quarter related to the valuation of our variable annuity and segregated fund insurance contract liabilities (“Hedging in the Liabilities”). Results in 2011 were also unfavourably impacted by declines in equity markets and interest rate levels, which reduced net income by $356 million and $224 million, respectively. This was partially offset by the favourable impact of investment activity on insurance contract liabilities, net realized gains on AFS securities, a net tax benefit from the reorganization of our U.K. operations and increases in the fair value of real estate classified as investment properties.

Operating net income for the year ended December 31, 2010 included $173 million related to improvements in equity markets, the favourable impact of asset liability re-balancing and the favourable impact of the Lincoln U.K. acquisition. Movements in interest rates contributed $34 million to net income in 2010 as interest rate swap movements more than offset the adverse impact of lower interest rates. These favourable impacts were partially offset by increased expense levels from business initiatives in 2010 and $49 million of unfavourable credit impacts.

Return on Equity

Reported ROE was negative 2.2% in 2011, compared to 10.2% in 2010. Operating ROE was 0.8% for the year ended December 31, 2011, compared to 10.7% in 2010.

Assets Under Management

AUM consists of general funds, segregated funds and other AUM(1). Other AUM includes mutual funds and managed funds which include institutional and other third-party assets managed by the Company.

(1)	AUM, mutual fund assets, managed fund assets, other AUM and total AUM are non-IFRS Financial Measures. See Use of Non-IFRS Financial Measures.

24 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Total AUM were $465.5 billion as at December 31, 2011, compared to $464.7 billion as at December 31, 2010. The increase of $0.8 billion resulted primarily from:

(i)	net sales of mutual, managed and segregated funds of $9.5 billion;
(ii)	an increase of $5.2 billion from the weakening of the Canadian dollar against foreign currencies compared to the prior period exchange rates;
(iii)	an increase of $4.7 billion from the change in value of FVTPL assets and liabilities and non-hedging derivatives; and
(iv)	business growth of $1.6 billion; partially offset by
(v)	unfavourable market movements on the value of mutual funds, managed funds and segregated funds of $15.2 billion;
(vi)	a decrease of $3.9 billion from the reclassification of the assets in the Hong Kong pension business to assets under administration in the third quarter of 2011; and
(vii)	a decrease of $932 million from the sale of our life reinsurance business in the fourth quarter of 2010.

General fund assets were $129.8 billion at December 31, 2011, up $7.5 billion from the December 31, 2010. The increase in general fund assets resulted primarily from:

(i)	an increase of $4.7 billion from the change in value of FVTPL assets;
(ii)	an increase of $2.2 billion from a weakening Canadian dollar against foreign currencies compared to the prior period exchange rates; and
(iii)	business growth of $1.6 billion; partly offset by
(iv)	a reduction of $932 million arising from the sale of our life reinsurance business in the fourth quarter of 2010.

Segregated fund assets were $88.2 billion as at December 31, 2011, compared to $87.9 billion as at December 31, 2010. The increase in segregated fund assets was due to an increase of $2.2 billion from net sales and favourable currency impact of $0.9 billion, partially offset by $2.9 billion unfavourable market movements.

Other AUM, which includes MFS assets under management, decreased to $247.5 billion, $7.0 billion lower than as at December 31, 2010. Unfavourable market movements of $12.4 billion and a $3.9 billion reclassification of the assets in our Hong Kong pension business to assets under administration were partially offset by net sales for the year of $7.3 billion and a $2.1 billion favourable impact from currency movements.

Revenue

Revenues include (i) premiums received on life and health insurance policies and fixed annuity products, net of premiums ceded to reinsurers; (ii) net investment income comprised of income earned on general fund assets, realized gains and losses on AFS assets and changes in the value of derivative instruments and assets designated as FVTPL; and (iii) fee income received for services provided. ASO premium and deposit equivalents, as well as deposits received by the Company on investment contracts such as segregated funds, mutual funds and managed funds are not included in revenue; however, the Company does receive fee income from these contracts, which is included in revenue. These fee-based deposits and ASO premium and deposit equivalents are an important part of our business and as a result, revenue does not fully represent sales and other activity taking place during the respective periods.

Net investment income can experience volatility arising from the quarterly fluctuation in the value of FVTPL assets, which may in turn affect the comparability of revenue from period to period. The debt and equity securities that support insurance contract liabilities are designated as FVTPL and changes in fair values of these assets are recorded in net investment income in our Consolidated Statements of Operations. Changes in the fair values of the FVTPL assets supporting insurance contract liabilities are largely offset by a corresponding change in liabilities.

We perform cash flow testing whereby asset and liability cash flows are projected under various scenarios. When assets backing insurance contract liabilities are written down in value to reflect impairment or default, the asset cash flows used in the valuation of the liabilities are also re-assessed. Additional information on our accounting policies is provided in this MD&A under the heading Critical Accounting Policies and Estimates.

Revenue

($ millions)	IFRS 2011	IFRS 2010	CGAAP 2009
Net premium revenue
Annuities	3,270	3,224	4,795
Life insurance	4,373	6,161	6,380
Health insurance	1,671	4,385	4,335
	9,314	13,770	15,510
Net investment income (loss)
Interest and other investment income	5,055	5,065	–
Change in FVTPL assets and liabilities	4,657	2,778	–
Net gains (losses) on AFS assets	202	84	–
	9,914	7,927	9,392
Fee income	3,353	3,104	2,670
Total revenue	22,581	24,801	27,572
Net impact of currency, reinsurance and changes in the fair value of FVTPL assets and derivative instruments	(119)	(2,744)	n/a
Adjusted revenue(1)	22,462	22,057	n/a
(1)	Adjusted revenue is a non-IFRS financial measure that excludes the impact of currency, reinsurance for the insured business in SLF Canada’s Group Benefit Operations, the life reinsurance business that was sold in the fourth quarter of 2010, and changes in the fair value of FVTPL assets and derivative instruments. For additional information, see Use of Non-IFRS Financial Measures.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 25

Revenue of $22.6 billion in 2011 was down $2.2 billion from revenue of $24.8 billion in 2010. The strengthening of the Canadian dollar relative to average exchange rates for the 12 months of 2010 decreased revenue by $471 million. Adjusted revenue in 2011 was $22.5 billion, an increase of $0.4 billion from 2010. The increase in adjusted revenue was primarily attributable to higher fee income from increased net average asset levels at MFS and higher net investment income.

Net life, health and annuity premiums were $9.3 billion in 2011, compared to $13.8 billion in 2010. The decrease in net premiums was primarily due to a decrease of $3.4 billion associated with the reinsurance of the insured business in SLF Canada’s Group Benefits operations (the impact of which was offset in recovered claims and benefits) and $498 million as a result of the sale of our reinsurance business in the fourth quarter of 2010.

Net investment income for the year ended December 31, 2011 was $9.9 billion, up $2.0 billion from $7.9 billion in 2010. The increase in net investment income was largely due to an increase in the fair value of FVTPL assets and liabilities.

Fee income was $3.4 billion in 2011, compared to $3.1 billion in 2010. The increase was driven primarily by higher fee income at MFS from increased net average asset levels and higher fee income in SLF U.S.

Premiums and Deposits

Premiums and deposits for the year ended December 31, 2011 were $81.8 billion, compared to $86.4 billion one year ago. Adjusted premiums and deposits(1) of $88.7 billion for the year ended December 31, 2011 increased by $2.2 billion primarily as a result of increased sales at MFS. Adjusted premiums and deposits adjusts for the impact of currency, reinsurance for the insured business in SLF Canada’s Group Benefits operations, and the life reinsurance business that was sold in the fourth quarter of 2010.

($ millions)	IFRS 2011	IFRS 2010	CGAAP 2009
Premiums & Deposits
Net premium revenue	9,314	13,770	15,510
Segregated fund deposits	10,182	10,241	11,060
Mutual fund sales	28,941	28,468	24,642
Managed fund sales	27,751	27,917	32,938
ASO premium & deposit equivalents	5,661	5,994	5,081
Total	81,849	86,390	89,231
Less: Impact of currency and reinsurance	(6,841)	(96)	n/a
Adjusted premiums & deposits(1)	88,690	86,486	n/a
(1)	Adjusted premiums and deposits is a non-IFRS financial measure. For additional information, see Non-IFRS Financial Measures.

Net life, health and annuity premiums were $9.3 billion in 2011, compared to $13.8 billion in 2010. The decrease of $4.5 billion was primarily the result of $3.4 billion from the impact of reinsurance for the insured business in SLF Canada’s Group Benefits operations and $498 million decrease from the sale of our reinsurance business in 2010. The strengthening of the Canadian dollar relative to average exchange rates in the 12 months of 2010 decreased net premiums by $207 million.

Segregated fund deposits of $10.2 billion for the year ended December 31, 2011 were largely flat from 2010.

Sales of mutual funds and managed funds were $56.7 billion in 2011, an increase of $0.3 billion over 2010, primarily as a result of higher sales in MFS, partially offset by the unfavourable impact of currency and a large sale in our Hong Kong pension business in the fourth quarter of 2010.

Benefits and Expenses

Total benefits and expenses were $23.2 billion in 2011, up $0.3 billion from $22.9 billion in 2010.

Benefits and Expenses ($ millions)	IFRS 2011	IFRS 2010
Gross claims and benefits paid	12,896	13,483
Changes in insurance/investment contract liabilities and reinsurance assets (net of reinsurance recoveries)(1)	3,593	2,705
Commissions	1,545	1,647
Operating expenses	3,580	3,470
Impairment of goodwill and intangible assets	307	7
Other(2)	1,291	1,618
Total	23,212	22,930
(1)	Includes increase (decrease) in insurance contract liabilities, decrease (increase) in reinsurance assets, increase (decrease) in investment contract liabilities, and reinsurance expenses (recoveries).
(2)	Other includes net transfer to (from) segregated funds, premium taxes and interest expense.

Gross claims and benefits paid in 2011 were $12.9 billion, down $0.6 billion from 2010 primarily as a result of the sale of our reinsurance business in the fourth quarter of 2010 and lower claims and benefits paid in our U.S. annuity business.

(1)	Adjusted premiums and deposits is a non-IFRS financial measure. For additional information, see Non-IFRS Financial Measures.

26 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Changes in insurance/investment contract liabilities and reinsurance assets (net of recoveries) of $3.6 billion increased by $0.9 billion over 2010. An increase in the fair value of FVTPL assets supporting insurance contract liabilities and changes in reinsurance assets were partially offset by higher reinsurance recoveries associated with the reinsurance for the insured business in SLF Canada’s Group Benefits operations in the fourth quarter of 2010.

Commission expenses of $1.5 billion in 2011 were down $0.1 billion from 2010. The decrease was mainly attributable to lower sales in SLF U.S. and unfavourable currency impact, partially offset by increases in SLF Canada from higher sales in Group Retirement Services and increased sales in MFS.

Operating expenses of $3.6 billion in 2011 were $0.1 billion higher than 2010. Expenses increased primarily as a result of restructuring and other related costs recorded in the fourth quarter of 2011. Additional information on operating expenses can be found in Note 19 in our 2011 Consolidated Financial Statements.

Other expenses of $1.3 billion were largely lower by $0.3 billion primarily as a result of a reduction in net transfers from segregated funds.

Management Actions and Changes in Assumptions(2)

Due to the long-term nature of our business, we make certain judgments involving assumptions and estimates to value our obligations to policyholders. Many of these assumptions relate to matters that are inherently uncertain. The valuation of these obligations is fundamental to our financial results and requires us to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policy terminations, expenses and inflation, and other factors over the life of our products. Our benefit payment obligations, net of future expected revenues, are estimated over the life of our annuity and insurance products based on internal valuation models and are recorded in our financial statements, primarily in the form of insurance contract liabilities. We review our actuarial assumptions each year, generally in the third and fourth quarters, and revise these assumptions if appropriate.

In 2011, the net impact of management actions and changes in assumptions resulted in a decrease in operating net income of $840 million. The most significant of these changes in assumptions in 2011 related to Hedging in the Liabilities, in which the expected future cost of the dynamic hedging program, based on our current hedging policy, for variable annuity and segregated fund products is reflected in the liabilities. This valuation change resulted in a charge to net income of $635 million in the fourth quarter, and an increase in the MCCSR ratio of Sun Life Assurance of approximately five points. This charge is expected to be sufficient to provide for the cost of hedging our existing variable annuity and segregated fund contracts over their remaining lifetime. This valuation change provides for the expected future costs, together with a provision for adverse deviations (prior to this change the hedge costs were expensed in the period in which they were incurred). This will result in a higher level of future net income from in-force contracts than would be the case using the prior methodology. For new business in future periods, hedge costs associated with product guarantees will be reflected in net income at the time of sale, resulting in increased new business strain.

Details of management actions and changes in assumptions made in 2011 by major category are provided below.

Management Actions and Changes in Assumptions	Increase/ (Decrease) in operating net income	Comments
($ millions)
Hedging in the Liabilities	(635)	Reflects a change in methodology to provide for the cost of hedging our existing variable annuity and segregated fund contracts over their remaining lifetime

Investment income tax	204	Reflects changes related to investment income tax on universal life contracts in SLF Canada

Mortality/Morbidity	(133)	Primarily due to updates to reflect new industry guidance from the Canadian Institute of Actuaries (“CIA”) related to mortality improvement

Lapse and other policyholder behaviour	(299)	Reflects higher lapse rates on term insurance renewals in SLF Canada, as well as updates for premium persistency in Individual Insurance in SLF U.S.

Expense	(28)	Impact of reflecting recent experience studies across the Company (i.e., higher unit costs)

Investment returns	(127)	Largely due to updates to a number of investment assumptions including real estate returns and the impact of a lower interest rate environment, partially offset by changes to asset default assumptions

Other	178	Modelling enhancements to improve the projection of future cash flows across a number of our businesses and management actions, including the impact of re-negotiated reinsurance agreements in SLF Asia
Total	(840)

Additional information on estimates relating to our policyholder obligations, including the methodology and assumptions used in their determination, can be found in this MD&A under the heading Accounting and Control Matters – Critical Accounting Policies and Estimates and in Note 9 to our 2011 Consolidated Financial Statements.

Goodwill and Intangible Asset Impairment

During the fourth quarter of 2011, we recorded goodwill and intangible asset impairment charges of $266 million. SLF Canada incurred a $194 million goodwill impairment charge related to the individual wealth operations in its Individual Insurance & Investments business unit. This impairment charge reflects the current economic and regulatory environment that has affected the Canadian segregated fund business, including the low interest rate environment, increased capital requirements and market volatility. As at December 31, 2011,

(2)	Management actions and changes in assumptions is a component of our sources of earnings disclosure and is a non-IFRS financial measure. For additional information, see Use of Non-IFRS Financial Measures.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 27

there was $158 million of goodwill remaining in SLF Canada related to the individual wealth cash generating unit (“CGU”). SLF U.S. incurred a goodwill and intangible asset impairment charge of $72 million (after-tax) in the fourth quarter of 2011, representing the remaining amount of goodwill that was attributed to the variable annuity business. This charge reflects our decision to discontinue sales of domestic variable annuity and individual insurance products in SLF U.S. These impairment charges are non-cash and have no impact on the MCCSR ratio of Sun Life Assurance, as goodwill does not qualify as available capital for regulatory purposes. Additional information on goodwill can be found in Note 10 to our 2011 Consolidated Financial Statements.

Income Taxes

In 2011, we had an income tax recovery of $447 million on our reported loss before taxes of $631 million, which resulted in an effective recovery rate of 70.8%. This compares to an income tax expense of $353 million on reported income before taxes of $1,871 million and an effective tax rate of 18.9% in 2010.

The Company’s statutory tax rate is 28% in 2011 (30.5% in 2010). Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax exempt investment income and other sustainable tax benefits that are expected to decrease our effective tax rate to a range of 18% to 22%. In a year when a loss is incurred, the impact of these tax items is reversed such that tax benefits increase the effective tax rate while non-deductible expenses decrease the tax rate.

Our overall effective tax rate in 2011 was significantly impacted by pre-tax losses, particularly in SLF U.S. Many of our expected tax benefits are sustainable even in volatile market conditions and therefore increased our effective tax rate during the year. In addition, our effective tax rate for the year reflected various non-recurring tax impacts recorded in 2011. During the year, we recorded favourable adjustments of $42 million with respect to taxes of prior years due to the resolution of tax disputes. We also recorded a tax benefit of $68 million in the fourth quarter related to previously unrecognized losses in SLF U.K. following the reorganization of our principal U.K. subsidiaries. In 2011, we benefited from lower taxes on investment income, particularly related to appreciation of real estate classified as investment properties in SLF Canada, which increased our income tax recovery in 2011 by $34 million. This benefit was more than offset by the impairment of goodwill in SLF Canada, which was not deductible for tax purposes.

Our effective income tax rate of 18.9% in 2010 reflected pre-tax earnings combined with our sustainable tax benefit streams, such as lower taxes on income subject to tax in foreign jurisdictions and a range of tax exempt investment income. Non-recurring tax impact in 2010 included a net tax benefit of $53 million recorded in relation to the favourable judgment received by SLF U.K. in a tax litigation case. Further, our income tax expense was increased by $90 million upon the sale of our life retrocession business in 2010 due to the write-off of goodwill, which was not deductible for tax purposes.

Impact of Currency

We have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Indonesia, India, China and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated into Canadian dollars. The bulk of our exposure to movements in foreign exchange rates is to the U.S. dollar.

Items impacting our Consolidated Statements of Operations are translated to Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past several quarters.

Exchange rate	Quarterly					Full year

	Q4’11	Q3’11	Q2’11	Q1’11	Q4’10	2011	2010
Average
U.S. Dollar	1.023	0.978	0.968	0.986	1.013	0.989	1.031
U.K. Pounds	1.609	1.576	1.578	1.579	1.602	1.585	1.593
Period end
U.S. Dollar	1.019	1.050	0.963	0.970	0.997	1.019	0.997
U.K. Pounds	1.583	1.636	1.546	1.555	1.555	1.583	1.555

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company’s international operations is translated back to Canadian dollars. However, in a period of net losses outside of Canada, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of currency in any given period is driven by the movement of currency rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of currency on net income on a year-over-year basis. During the fourth quarter of 2011 our operating loss increased by $5 million as a result of movements in foreign exchange rates relative to the fourth quarter of last year. For the year ended December 31, 2011, our operating net income was favourably impacted by $22 million as a result of movements in foreign exchange rates relative to the prior year.

28 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Fourth Quarter 2011 Performance

Our reported loss in the fourth quarter of 2011 was $525 million, compared to net income of $504 million in the fourth quarter of 2010. Reported ROE was negative 15.3%, compared with 14.4% for the fourth quarter of 2010.

Our operating loss was $221 million for the quarter ended December 31, 2011, compared to operating net income of $485 million in the same period last year. Operating net income (loss) excludes: (i) the impact of certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) restructuring and other related costs recorded in the fourth quarter of 2011; and (iv) goodwill and intangible asset impairment charges recorded in the fourth quarter of 2011. The following table sets out the differences between operating and reported net income (loss) by business segment in the fourth quarter of 2011.

	Q4 2011

($ millions, after-tax)	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Total
Operating net income (loss)	182	(511)	68	44	(4)	(221)
Items excluded from operating net income:
Certain hedges that do not qualify for hedge accounting	50	–	–	–	–	50
Fair value adjustments on share-based payment awards	–	–	(33)	–	–	(33)
Restructuring and other related costs	–	(32)	(4)	(6)	(13)	(55)
Goodwill and intangible asset impairment charges	(194)	(72)	–	–	–	(266)
Reported net income (loss)	38	(615)	31	38	(17)	(525)

The operating loss in the fourth quarter of 2011 was impacted significantly by a change related to Hedging in the Liabilities, which resulted in a one-time charge to net income of $635 million. Partially offsetting the loss was the positive impact of a net tax benefit related to the reorganization of our U.K. operations and net excess realized gains on AFS securities.

The following table sets out the impact that notable items had on our net income (excluding operating adjustments) in the fourth quarter of 2011.

($ millions, after-tax)	Q4’11
Capital market impacts
Net interest rate impact	27
Net equity market impact	20
Foreign exchange	(5)
Other experience related items
Lapse and other policyholder behaviour	25
Credit	2
Mortality/morbidity	(26)
Expenses	(22)
Other net experience	(44)

Management actions and changes in assumptions	(635)
Hedging in the Liabilities	(10)
Other

Other notable items
Net tax benefit from the reorganization of U.K. subsidiaries	59
Net excess realized gains on AFS securities	45

The net equity market impact includes the effect of changes in equity markets, net of hedging, that differ from our liability best estimate assumption of approximately 2% growth per quarter in equity markets. Net interest rate impact includes changes in interest rates that impact the investment returns that differ from those assumed, as well as the impact of changes in interest rates on the value of derivative instruments employed as part of our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business we have a higher degree of sensitivity in respect of interest rates at long durations.

Operating net income in the fourth quarter of 2010 was $485 million. Net income in the fourth quarter of 2010 was favourably impacted by $181 million from improvements in equity markets and $113 million from increased interest rates. This was partially offset by the impact of management actions and changes to actuarial estimates and assumptions of $58 million related primarily to mortality, and higher levels of expenses, which included several non-recurring items.

Management Actions and Changes in Assumptions

During the fourth quarter of 2011, management actions and changes in assumptions resulted in a decrease in operating net income of $645 million. The most significant item in the fourth quarter related to Hedging in the Liabilities, in which the expected future cost of the dynamic hedging program, based on our current hedging policy, for variable annuity and segregated fund products is reflected in the liabilities. This valuation change resulted in a charge to net income of $635 million, and an increase in the MCCSR ratio of Sun Life Assurance of approximately five points. These amounts were consistent with the estimates provided in our third quarter financial results. Our net income and MCCSR sensitivities were also impacted as a result of this change. Information on our interest rate sensitivities can be found under the heading Market Risk Sensitivities.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 29

As we had described in our third quarter results, the CIA has not prescribed a single approach to the valuation of dynamic hedging programs for variable annuity and segregated fund contracts. The CIA has been examining approaches that would reflect the future cost of hedging guarantees in insurance contract liabilities, and guidance is emerging. The CIA work, as well as our own internal actuarial work, has progressed sufficiently in 2011, such that we believed it was appropriate to reflect the cost of our dynamic hedging program in the determination of our insurance contract liabilities.

The $635 million charge related to Hedging in the Liabilities is expected to be sufficient to provide for the cost of hedging our existing variable annuity and segregated fund contracts over their remaining lifetime. This methodology change will provide for the expected future costs, together with a provision for adverse deviations (prior to this change the hedge costs were expensed in the period in which they were incurred). This will result in a higher level of future net income from in-force contracts than would be the case using the prior methodology. For new business in future periods, hedge costs associated with product guarantees will be reflected in net income at the time of sale, resulting in increased new business strain.

Management actions in the fourth quarter of 2011 consisted primarily of goodwill and intangible asset impairment charges and restructuring and other related costs across a number of our businesses.

Performance by Business Group

We manage our operations and report our financial results in five business segments. The following section describes the operations and financial performance of SLF Canada, SLF U.S., MFS, SLF Asia and Corporate. A reconciliation between reported and operating net income for each business group appears in a table on the preceding page.

SLF Canada

SLF Canada reported net income of $38 million in the fourth quarter of 2011, compared to $218 million in the same period one year ago. Operating net income was $182 million, compared to $175 million in the fourth quarter of 2010. Operating net income (loss) in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting and goodwill impairment charges recorded in the fourth quarter of 2011.

Operating net income in the fourth quarter of 2011 reflected the unfavourable impact of the implementation of a change related to Hedging in the Liabilities. This resulted in a charge of $103 million, which is reflected in Individual Insurance & Investments. This was partially offset by net realized gains on AFS securities, the favourable impact of investment activity on insurance contract liabilities and favourable lapse experience as a result of policyholder behaviour.

Operating net income of $175 million in the fourth quarter of 2010 reflected the net unfavourable impact of interest rate movements, including swap spreads, changes to actuarial estimates and assumptions related primarily to mortality and the unfavourable impact of asset-liability re-balancing. This was partially offset by improved equity markets and related tax impacts.

SLF U.S.

SLF U.S. reported a loss of C$615 million in the fourth quarter of 2011, compared to net income of C$294 million in the fourth quarter of 2010. SLF U.S. had an operating loss of C$511 million in the fourth quarter of 2011, compared to net income of C$294 million for the same period last year. Operating net income (loss) in SLF U.S. excludes the impact of goodwill and intangible asset impairment charges and restructuring costs recorded in the fourth quarter of 2011 related to our decision to discontinue domestic U.S. variable annuity and individual life products to new sales.

In U.S. dollars, SLF U.S. had a reported loss of US$601 million in the fourth quarter of 2011, compared to reported net income of US$291 million in the fourth quarter of 2010. The operating loss in the fourth quarter of 2011 was US$498 million, compared to operating net income of US$291 million in the fourth quarter of 2010. Results in the fourth quarter of 2011 included the unfavourable impact of the implementation of a change related to Hedging in the Liabilities. This resulted in a charge of US$522 million, which is reflected in the Annuities line of business. The loss in Individual Insurance includes updates to the prior quarter’s estimate of policy liabilities related to the significant market volatility experienced in the later part of the third quarter and unfavourable mortality. Employee Benefits Group results in the fourth quarter reflect unfavourable morbidity experience.

Net income of US$291 million in the fourth quarter of 2010 reflected the favourable impact of improved equity markets and increased interest rates.

MFS

Net income in the fourth quarter of 2011 was C$31 million, compared to C$39 million for the same period one year ago. MFS had operating net income of C$68 million in the fourth quarter of 2011, compared to C$63 million for the same period last year. Operating net income at MFS excludes the impact of fair value adjustments on share-based payment awards and restructuring costs related to the transition of McLean Budden to MFS in the fourth quarter of 2011.

In U.S. dollars, MFS had reported net income of US$30 million in the fourth quarter of 2011, compared to reported net income of US$38 million in the fourth quarter of 2010. Operating net income in the fourth quarter of 2011 was US$66 million, compared to operating net income of US$62 million in the fourth quarter of 2010. The increase in operating net income from the fourth quarter of 2010 was primarily due to lower expenses as a result of an amendment to the deferred incentive plan and higher net average assets. MFS’s pre-tax operating profit margin ratio increased to 32% in the fourth quarter of 2011 from 31% one year ago.

SLF Asia

Net income in the fourth quarter of 2011 was $38 million, compared to net income of $28 million in the fourth quarter of 2010. Operating net income in the fourth quarter of 2011 was $44 million, compared to $28 million in the same period one year ago. Operating net income in SLF Asia excludes restructuring and other related costs recorded in the fourth quarter of 2011, primarily related to the acquisition of 49% of Grepalife Financial Inc., a Philippine life insurance company.

Results in the fourth quarter of 2011 reflected the net favourable impact of management actions and assumption changes during the quarter, including the impact of re-negotiated reinsurance agreements in our Hong Kong operations, realized gains on AFS securities and business growth. This was partially offset by a higher level of new business strain as a result of higher sales in China. Operating net income in the fourth quarter of 2010 included higher levels of new business strain in Hong Kong.

30 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Corporate

The Corporate segment reported a loss of $17 million in the fourth quarter of 2011, compared to a reported loss of $75 million in the fourth quarter of 2010. The Corporate segment had an operating loss of $4 million in the fourth quarter of 2011, compared to an operating loss of $75 million in the same period one year ago. Operating results exclude the impact of restructuring and other related costs recorded in the fourth quarter of 2011 as a result of the Company’s initiatives to reduce expense levels and improve operational efficiency.

SLF U.K. reported net income of $68 million in the fourth quarter of 2011, compared to a loss of $26 million in the fourth quarter of 2010. Operating net income for the fourth quarter of 2011 was $71 million, compared to a loss of $26 million one year ago. SLF U.K.’s results in the fourth quarter of 2011 reflected a net tax benefit of $59 million related to the reorganization of our U.K. operations, partially offset by the unfavourable impact of fixed income investment activity on insurance contract liabilities. Net income for the fourth quarter of 2010 reflected downgrades on the investment portfolio and increased expense levels related to higher regulatory and project costs.

Corporate Support reported a loss of $85 million in the fourth quarter of 2011, compared to a loss of $49 million one year earlier. The operating loss for the fourth quarter of 2011 was $75 million, compared to a loss of $49 million in the fourth quarter of 2010. Operating results in the fourth quarter of 2011 reflected net impairments on AFS securities of $14 million. Results in the fourth quarter of 2010 included the favourable impact of our life reinsurance business (net of the loss on sale) that was sold on December 31, 2010, partially offset by increased levels of expenses.

Additional Financial Disclosure

Revenue for the fourth quarter of 2011 was $5.7 billion, compared to $4.3 billion in the fourth quarter of 2010. Revenue increased primarily as a result of $2.7 billion increase in the net gains in fair value of FVTPL assets and non-hedging derivatives, partially offset by $850 million impact of reinsurance for the insured business in SLF Canada’s Group Benefits operations, $316 million lower net premium revenue from SLF U.S. and $131 million decrease from the sale of our reinsurance business in the fourth quarter last year. The weakening of the Canadian dollar relative to average exchange rates in the fourth quarter of 2010 increased revenue by $26 million. Adjusted revenue was $5.5 billion for the fourth quarter of 2011, compared to $5.7 billion in the same period one year ago primarily due to lower net premium revenue from SLF U.S.

Premiums and deposits for the quarter ended December 31, 2011 were $22.4 billion, compared to $24.9 billion from the same period one year ago. Adjusted premiums and deposits of $23.2 billion for the three months ended December 31, 2011, decreased by $1.7 billion from the same period last year primarily as a result of a large sale in the Hong Kong pension business in the fourth quarter of 2010. Adjusted premiums and deposits adjusts for the impact of currency, reinsurance for the insured business in SLF Canada’s Group Benefits operations, and the life reinsurance business that was sold in the fourth quarter of 2010.

AUM increased $6.7 billion between September 30, 2011 and December 31, 2011. The increase in AUM related primarily to:

(i)	favourable market movements on the value of mutual funds, managed funds and segregated funds of $14.7 billion;
(ii)	business growth of $1.4 billion;
(iii)	an increase of $1.3 billion from the change in value of FVTPL assets and liabilities and non-hedging derivatives; and
(iv)	net sales of mutual, managed and segregated funds of $1.3 billion; partially offset by
(v)	a decrease of $11.9 billion from the strengthening of the Canadian dollar against foreign currencies compared to the prior period exchange rates.

Quarterly Information

The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found our interim MD&As.

($ millions, unless otherwise noted)	2011				2010

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Common shareholders’ net income (loss)
Operating(1)	(221)	(572)	425	472	485	403	155	434
Reported	(525)	(621)	408	438	504	416	72	414
Diluted EPS (in dollars)
Operating(1)	(0.38)	(0.99)	0.73	0.82	0.85	0.71	0.27	0.77
Reported	(0.90)	(1.07)	0.68	0.73	0.84	0.70	0.13	0.70
Basic Reported EPS (in dollars)
Operating(1)	(0.38)	(0.99)	0.74	0.82	0.85	0.71	0.27	0.77
Reported	(0.90)	(1.07)	0.71	0.76	0.88	0.73	0.13	0.73
ROE
Operating(1)	(6.5)%	(16.0)%	12.0%	13.5%	13.9%	11.6%	4.7%	13.0%
Reported	(15.3)%	(17.4)%	11.5%	12.5%	14.4%	12.0%	2.1%	12.4%
Operating net income (loss) by segment
SLF Canada	182	5	218	245	175	240	127	227
SLF U.S.	(511)	(569)	110	180	294	18	(127)	121
MFS	68	65	70	67	63	61	51	54
SLF Asia	44	26	30	44	28	36	24	4
Corporate	(4)	(99)	(3)	(64)	(75)	48	80	28
Total operating net income (loss)	(221)	(572)	425	472	485	403	155	434
Revenue	5,715	7,506	5,157	4,203	4,271	7,671	6,665	6,194
AUM ($ billions)	466	459	474	469	465	455	435	435
(1)	Operating net income, diluted operating EPS and operating ROE are non-IFRS financial measures. See Non-IFRS Financial Measures.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 31

Third Quarter 2011

The operating loss of $572 million in the third quarter of 2011 was driven by reserve increases (net of increases in asset values including hedges) of $684 million after-tax related to steep declines in both equity markets and interest rate levels, and reflected primarily in the individual life and variable annuity businesses in SLF U.S. Updates to actuarial methods and assumptions, which generally occur in the third quarter of each year, further reduced net income by $203 million. Updates to actuarial estimates and assumptions included unfavourable impacts related primarily to mortality and policyholder behaviour in SLF Canada and SLF U.S., which were partially offset by changes related to investment income tax on universal life insurance policies in SLF Canada.

Second Quarter 2011

Operating net income of $425 million for the quarter ended June 30, 2011 reflected continued growth in our in-force business, the favourable impact of investment results on insurance contract liabilities and favourable credit experience. Uneven movements across the yield curve and favourable spread movements more than offset lower yields on government securities, resulting in a net benefit from interest rates in the second quarter. These net gains were partially offset by investments in growth and service initiatives in our businesses and unfavourable policyholder experience.

First Quarter 2011

Operating net income of $472 million for the quarter ended March 31, 2011 reflected continued growth in assets under management, gains from increases in the fair value of real estate classified as investment properties, the favourable impact of investment activity on insurance contract liabilities, increases in equity markets and favourable mortality and morbidity experience. This was partially offset by increased losses in the Corporate segment.

Fourth Quarter 2010

Operating net income of $485 million for the quarter ended December 31, 2010 was favourably impacted by improvements in equity markets and increased interest rates. This was partially offset by the impact of changes to actuarial estimates and assumptions related primarily to mortality, higher levels of expenses, which included several non-recurring items, and the unfavourable impact of currency movements.

Third Quarter 2010

Operating net income of $403 million in the third quarter of 2010 was favourably impacted by improved equity market conditions and assumption changes and management actions. We increased our mortgage sectoral allowance in anticipation of continued pressure in the U.S. commercial mortgage market, however overall credit experience continued to show improvement over the prior year. The net impact from interest rates on third quarter results was not material as the unfavourable impact of lower interest rates was largely offset by favourable movement in interest rate swaps used for asset-liability management.

Second Quarter 2010

Operating net income of $155 million in the second quarter of 2010 was adversely impacted by declining equity markets and unfavourable interest rate movements. These adverse impacts were partially offset by the favourable impact of fixed income investing activities on policy liabilities, and an overall tax recovery during the quarter.

First Quarter 2010

Operating net income of $434 million in the first quarter of 2010 benefited from positive equity market performance, favourable movements in interest rates and the positive impact of asset-liability re-balancing. Our acquisition of the U.K. operations of Lincoln National Corporation in the fourth quarter of 2009 contributed to the improved performance in our U.K. operations. Higher costs associated with writing increased volumes of new business offset some of the gains from improved economic conditions.

32 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Business Segment Results

In the fourth quarter of 2011, SLF Inc. acquired the minority shares of McLean Budden, its Canadian investment management subsidiary, and transferred all of the shares of McLean Budden to MFS. Prior to the fourth quarter of 2011, the operations of McLean Budden were included in SLF Canada. Prior period results have been restated to reflect the results of McLean Budden within MFS.

SLF Canada

Business Profile

SLF Canada is a market leader with a client base consisting of millions of people across Canada. Our distribution breadth, strong service and technology infrastructure and brand recognition provide an excellent platform for growth. SLF Canada’s three business units – Individual Insurance & Investments, Group Benefits and Group Retirement Services (“GRS”)(1) – offer a full range of protection and wealth accumulation products and services to individuals and corporate clients.

Strategy

We help clients achieve lifetime financial security throughout their life stages by providing products and advice on insurance and investments through multiple distribution touch points. We strengthen our sponsor and advisor partnerships with value-added insight, service and advice to offer increased value to these partners. Additional value is created by enhancing productivity and client service.

We will grow our business organically by leveraging our strong brand recognition and client base to offer additional value-added products and services. Our goal is to be the best performing life insurer in Canada.

2011 Business Highlights

•

Individual life and health insurance sales grew by 9% to a record $221 million over 2010 driven by strong sales in our career sales force and third-party channels. Individual wealth continued to be positioned for growth in its more profitable fixed annuity products and mutual funds offered by Sun Life Global Investments (Canada) Inc. (“Sun Life Global Investments”), while intentionally reducing sales of lower return, capital intensive segregated fund products. During the year, significant technology investments and process improvements were made in insurance and wealth to reduce cost, add capability and support sales.

•

Group Benefits attained the number one group life and health insurance provider position based on business in-force (“BIF”)(2). Gross sales remained strong with growth reflected in both the small- and medium sized markets. In July 2011, we completed the acquisition of Buffett & Company, a worksite wellness program provider. This acquisition enhances our ability to successfully compete in the wellness market space.

•

We saw continued growth in e-claims as a result of the launch of our new mobile application in September 2011, as well as our Facebook campaign. These initiatives built on the momentum of our earlier ‘Get Your Claim On’ and ‘Think Outside the Box’ campaigns. E-claim volumes accounted for 9% of total claims, up from 6% of total volume in 2010.

•

GRS continued to build on its leadership position in the Defined Contribution (“DC”) industry, capturing 42% of the total DC market activity in the first nine months of 2011(3). GRS was also ranked #1 in total assets across all pension products in the December 2011 Benefits Canada magazine (based on June 2011 data). In September 2011, GRS completed the largest single-payout annuity sale since LIMRA began reporting in 1997.

•

Sun Life Global Investments completed its first full year of mutual fund operations with a strong track record and top performing funds. As of the end of 2011, all of the 11 long-term funds from the initial launch performed above their respective category medians, while eight of those 11 funds were in the top quartile for the one-year period, and four of the funds were in the top five funds in their respective categories. We also launched several new funds, which included the introduction of two new sub-advisors to the retail investor in Canada, BlackRock Asset Management and Tradewinds. During the year, Sun Life Global Investments accumulated over $3 billion in client managed assets under management through transfers and net sales.

(1)	Prior to the transition of McLean Budden to MFS, the business unit formerly known as Group Wealth included both Group Retirement Services and McLean Budden. Prior period results have been restated to remove the results of McLean Budden from SLF Canada.
(2)	2010 Fraser Group Universe Report, based on in-force premiums and premium equivalents for the year ended December 31, 2010.
(3)	LIMRA, November 2011.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 33

Financial and Business Results

Summary statement of operations ($ millions)	IFRS 2011	IFRS 2010	CGAAP 2009
Net premiums	3,914	6,712	6,952
Net investment income	4,958	3,793	3,756
Fee income	746	716	612
Total revenue	9,618	11,221	11,320
Client disbursements and change in insurance and investment contract liabilities	10,974	8,955	8,777
Commissions and other expenses	2,373	2,044	1,761
Reinsurance expenses (recoveries)	(4,175)	(644)	–
Income tax expense (benefit)	(10)	80	(69)
Non-controlling interests in net income of subsidiaries and par policyholders’ income	3	7	4
Reported net income	453	779	847
Less: Certain hedges that do not qualify for hedge accounting	(3)	10	–
Less: Goodwill and intangible asset impairment charges	(194)	–	–
Operating net income	650	769	847

Reported net income for the year ended December 31, 2011 was $453 million, compared to $779 million for the year ended December 31, 2010. Operating net income in 2011 was $650 million, compared to $769 million for the same period one year ago.

Operating net income for the year ended December 31, 2011 reflected the net unfavourable impact of management actions and changes in assumptions, as well as lower equity market levels. Management actions and changes in assumptions in 2011 included the unfavourable impact of the implementation of a change related to Hedging in the Liabilities and lapse updates on term insurance renewals, which were partially offset by the benefit of changes related to investment income tax on universal life insurance policies. The net impact of these unfavourable items were partially offset by net realized gains on AFS securities, the favourable impact of fixed income investment activity on insurance contract liabilities and gains from increases in the value of real estate properties.

Operating net income for the year ended December 31, 2010 included the favourable impact of equity market experience, favourable investment activity on insurance contract liabilities, net favourable impact of updates to actuarial estimates and assumptions, as well as improved credit experience.

Revenue for 2011 was $9.6 billion, a decrease of $1.6 billion from 2010, primarily due to the reinsurance of the insured business in Group Benefits, which resulted in the ceding of all premiums in this business unit. Adjusted revenue in SLF Canada, which excludes ceded premiums on reinsurance agreements of $4.6 billion, was $14.2 billion, an increase of $2.0 billion from 2010 due to higher premiums and increase in the fair value of FVTPL assets.

Reinsurance recoveries of $4.2 billion in 2011 increased by $3.5 billion over 2010 primarily as a result of the impact of reinsurance for the insured business in SLF Canada’s Group Benefits operations in 2011.

SLF Canada had AUM of $111.5 billion as at December 31, 2011, an increase of 4% from 2010 levels. The increase was driven primarily by positive cash flows and favourable market performance for bonds and real estate, which was partially offset in part by unfavourable equity market performance.

Results by Business Unit

Net income by business unit ($ millions)	IFRS 2011	IFRS 2010	CGAAP 2009
Individual Insurance & Investments	243	379	480
Group Benefits	268	258	233
Group Retirement Services	139	132	134
Operating net income	650	769	847
Certain hedges that do not qualify for hedge accounting	(3)	10	–
Goodwill and intangible asset impairment charges	(194)	–	–
Reported net income	453	779	847

Individual Insurance & Investments

Individual Insurance & Investments’ strategy is to help clients meet their lifetime financial security needs through holistic advice and solutions supported by a leading suite of products, a focus on ease of doing business and strong risk management practices.

Individual Insurance & Investments’ principal insurance products include universal life, term life, permanent life, participating life, critical illness, long-term care and personal health insurance. We offer savings and retirement products, which include accumulation annuities, guaranteed investment certificates, payout annuities, mutual funds and segregated funds. Our products are marketed through a distinctive, multi-channel distribution model consisting of our exclusive Sun Life Financial Advisor Sales Force and third-party distribution channels. Certain products including accidental death insurance and personal health insurance are marketed directly to the Individual client base in partnership with our advice channels.

34 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Individual Insurance & Investments’ reported net income was $47 million in 2011, compared to $386 million in 2010. Operating net income was $243 million in 2011, a decrease of $136 million from 2010. Results in 2011 reflected the net unfavourable impact of updates to actuarial estimates and assumptions including the implementation of a change related to Hedging in the Liabilities in the fourth quarter, and the unfavourable impact of equity markets. This was partially offset by the favourable impact of investment activity on insurance contract liabilities, gains from increases in the value of real estate properties and favourable lapse experience due to policyholder behaviour.

Operating net income of $379 million in 2010 reflected the favourable impact of equity market experience, and investment activity on insurance contract liabilities.

Sales of individual life and health insurance products increased by 9% over 2010 to $221 million for the year ended December 31, 2011. The Sun Life Financial Advisor Sales Force, consisting of approximately 3,600 advisors, managers and specialists, accounted for 75% of the sales in 2011.

Sales of individual wealth products decreased by $326 million, or 8% to $3.7 billion in 2011. Segregated fund sales declined by $588 million compared to 2010. This was partially offset by a $282 million, or 24%, increase in mutual fund sales over 2010.

Group Benefits

Our Group Benefits business unit is a leading provider of group life and health insurance products in Canada, with a market share of 22%(1). We provide life, dental, drug, extended health care, disability and critical illness benefit programs to employers of all sizes. In addition, voluntary benefits solutions are offered directly to individual plan members, including post-employment life and health plans to plan members exiting their plan. We are an innovation leader, competing on the strength of an industry-leading technology platform, a unique Total Benefits offering, and integrated health, wellness and disability management capabilities. Our products are marketed and distributed across Canada by experienced sales representatives in collaboration with independent advisors, benefits consultants and the Sun Life Financial Advisor Sales Force.

Group Benefits operating net income of $268 million in 2011 increased by $10 million over 2010. Operating net income in 2011 reflected the favourable impact of updates to actuarial estimates and assumptions, positive investment activity on insurance contract liabilities and favourable mortality experience, partially offset by unfavourable morbidity experience. Results in 2010 included the favourable impact of updates to actuarial estimates and assumptions, favourable mortality experience, partially offset by unfavourable morbidity experience. Reported net income was $267 million for the year ended December 31, 2011, compared to $261 million in the same period last year.

Group Benefits achieved the #1 market share position for overall business in-force(2) in Canada and continues to focus on customer service and productivity.

Business in-force continued to increase steadily in 2011, increasing 2% over 2010. Client retention remained strong, with leading industry(2), cancellation rates at 3% of premium and premium equivalents.

Group Retirement Services

With a 34% market share(3), based on assets under administration as at June 30, 2011, GRS is the leading provider of DC plans in Canada, serving over one million plan participants at the end of 2011. We also offer other retirement services and products, including investment-only segregated funds and fixed rate annuities, stock plans, group life annuities, pensioner payroll services, guaranteed minimum withdrawal benefits and solutions for de-risking defined benefit pension plans.

Our GRS solutions meet the complex plan and service requirements of medium to large organizations, while providing cost-effective solutions to the small-employer market. We continue to launch innovative solutions to meet the emerging needs of the pension market to further enhance our leadership position. We distribute our products and services through a multi-channel distribution network of pension consultants and advisors, as well as teams dedicated to the rollover sector and defined benefit solutions.

GRS operating net income increased to $139 million in 2011 from $132 million in 2010. Operating net income in both 2011 and 2010 reflected investment gains and the unfavourable impact of updates to actuarial estimates and assumptions. Reported net income was $139 million for the year ended December 31, 2011, compared to $132 million in 2010.

GRS sales increased 6% in 2011, to $4.5 billion primarily from increased defined benefit solutions and payout annuity sales, which reached $1,191 million in 2011 from $254 million in 2010. GRS sales also continued to benefit from the offering of rollover products to members leaving DC plans. In 2011, sales exceeded $1 billion, leading to a four-quarter average retention rate of 48%.

GRS assets under administration of $49 billion as at December 31, 2011 grew by 3% over 2010, with strong sales results, ongoing member contributions and continued improvement in equity markets.

2012 Outlook and Priorities

Three large Canadian insurers, including Sun Life Financial, account for over 60% of the life, health and annuity business in Canada as measured by premiums. SLF Canada has strong leadership positions in each of its business lines with key differentiators that include a strong capital position and brand profile, strong distribution capabilities, leading individual and group businesses and economies of scale to support investment in technology, product innovation and client service. SLF Canada continues to focus on opportunities in the growing retirement market to achieve its goal of becoming the best performing insurance and financial services company in Canada.

Equity market volatility, narrower credit spreads and low interest rates characterized the business environment in 2011. Ongoing financial market volatility, historically low interest rates, high unemployment rates, and unfavourable morbidity will create a challenging operating environment in 2012.

In 2012, SLF Canada intends to invest in its businesses by expanding distribution capabilities, enhancing wealth product development, focusing on rollover products and increasing referrals to SLF advisors. SLF Canada’s priorities in 2012 will support risk management

(1)	2010 Fraser Group Universe Report, based on in-force premiums and premium equivalents for the year ended December 31, 2010.
(2)	2010 Fraser Group Universe Report, based on lapse rates for the year ended December 31, 2010.
(3)	As measured by Benefits Canada magazine’s 2010 Defined Contribution Plan Survey released in December 2010.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 35

objectives, which includes a shift in product mix away from capital intensive and long-dated guaranteed products. Improvements in productivity will also continue to be a focus through disciplined expense management.

Other key strategic priorities for 2012 include:

•	Continuing to align brand, product and distribution to capitalize on the growing retirement market opportunities
•	Growing SLF Canada’s asset management and mutual fund subsidiary, Sun Life Global Investments
•	Accelerating growth through increased focus on cross selling between Group Benefits, GRS, Individual Insurance & Investments and the Sun Life Financial Advisor Sales Force
•	Increasing margins through productivity gains, better product mix and more proprietary distribution

SLF U.S.

Business Profile

SLF U.S. consists of three business units – Employee Benefits Group (“EBG”), Annuities and Individual Insurance. EBG provides solutions to employers and employees to help them achieve financial security through group life, disability, medical stop-loss and dental insurance products. Individual Insurance consists of a large block of individual life insurance products, including participating whole life, universal life, corporate-owned and bank-owned life insurance. The Annuities business unit includes variable annuities, a closed block of fixed annuity products, as well as investment management services. Effective December 30, 2011, SLF U.S. discontinued domestic U.S. variable annuity and individual life products to new sales. The Company continues to provide high-quality service for these existing policyholders.

Strategy

The strategy of EBG is to deliver sustainable and profitable growth by focusing on employers and the protection needs of their employees. We have aligned our capabilities to offer customer-centric product solutions, foster strong distribution partnerships, and focus on operational excellence. We are focused on realizing the underlying value of our in-force businesses, while investing in our Group and Voluntary businesses.

2011 Business Highlights

•

SLF U.S. announced a significant investment in its voluntary capabilities over the next five years to expand its presence in the employee voluntary benefits market and provide more protection solutions to American workers.

•

SLF U.S. discontinued sales of domestic individual life insurance and variable annuities, due to unfavourable new business economics, which as a result of ongoing shifts in capital markets and regulatory requirements, no longer enhance shareholder value.

•

SLF U.S. entered into an agreement with Cigna to market our stop-loss insurance through Cigna Payer Solutions’ third-party administrator (“TPA”) relationships. Cigna Payer Solutions’ connects participating TPAs to a network with more than 660,000 quality health care professionals and 5,100 hospitals.

•

SLF U.S. entered into an agreement with United Concordia Dental to strengthen the group dental benefits offered by EBG. The agreement allows EBG to offer clients access to United Concordia Dental’s extensive national network of dental providers and its attractive plan designs.

•	SLF U.S. announced a two-year partnership with Cirque du Soleil and became the presenting sponsor of IRIS, a resident production created exclusively for the Kodak Theatre (home of the Academy Awards).
•

SLF U.S. continued to focus on expense management and improving operational efficiency, while maintaining a high level of customer satisfaction. For the second consecutive year, SLF U.S. ranked first in the Operations Managers’ Roundtable Survey, which polls key annuity distribution partners’ back offices to rate the annuity services of 16 insurance carriers.

Financial and Business Results

Summary statement of operations (US$ millions)	IFRS 2011	IFRS 2010	CGAAP 2009
Net premiums	4,520	5,293	5,989
Net investment income	3,396	2,365	3,773
Fee income	767	635	508
Revenue	8,683	8,293	10,270
Client disbursements and change in insurance contract liabilities	8,542	6,450	9,397
Commissions and other expenses	1,777	1,772	1,745
Reinsurance expenses (recoveries)	(390)	(347)	–
Income tax expense (benefit)	(379)	113	(435)
Non-controlling interests in net income of subsidiaries and par policyholders’ income	4	1	3
Reported net income (loss)	(871)	304	(440)
Less: Goodwill and intangible asset impairment charges	(71)	–	–
Less: Restructuring and other related costs	(32)	–	–
Operating net income (loss)	(768)	304	(440)

36 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Selected financial information in Canadian dollars (C$ millions)	IFRS 2011	IFRS 2010	CGAAP 2009
Revenue	8,549	8,568	11,714
Reported net income (loss)	(894)	306	(465)
Less: Goodwill and intangible asset impairment charges	(72)	–	–
Less: Restructuring and other related costs	(32)	–	–
Operating net income (loss)	(790)	306	(465)

For the year ended December 31, 2011, SLF U.S. had an operating loss of C$790 million, compared to operating net income of C$306 million in 2010.

On a U.S. dollar basis, SLF U.S. recorded an operating loss of US$768 million in 2011 compared to operating net income of US$304 million in 2010. The operating loss in 2011 reflected the net unfavourable impact of updates to actuarial estimates and assumptions including the implementation of a change related to Hedging in the Liabilities. The loss also reflected the unfavourable impact of interest rates and equity markets as well as unfavourable mortality and morbidity experience, partially offset by the favourable impact of investment activity on insurance contract liabilities. Results in 2010 reflected the favourable impact of equity market and interest rate movements, partially offset by unfavourable credit and mortality and morbidity experience.

Revenue for the year ended December 31, 2011 was US$8.7 billion, an increase of US$0.4 billion from 2010 primarily due to an increase in net investment income partially offset by a decrease in premiums. The increase in net investment income was largely due to higher fair value gains on derivatives of US$1.3 billion. The decrease in premiums was due to lower life insurance and annuities sales.

AUM were US$73.3 billion as at December 31, 2011, up 2% from 2010, largely as a result of net sales of variable annuity products during the year.

Results by Business Unit

Net income by business unit (US$ millions)	IFRS 2011	IFRS 2010	CGAAP 2009
Employee Benefits Group	86	115	122
Annuities	(593)	281	(403)
Individual Insurance	(261)	(92)	(159)
Operating net income (loss)	(768)	304	(440)
Goodwill and intangible asset impairment charges	(71)	–	–
Restructuring and other related costs	(32)	–	–
Reported net income (loss)	(871)	304	(440)

Employee Benefits Group

The SLF U.S. EBG business unit leverages its strong underwriting expertise and extensive distribution capabilities to provide group life, long-term and short-term disability, medical stop-loss, and dental insurance to over 10 million group plan members. EBG currently provides products and services to meet the group insurance needs of small- and medium-sized employers and their employees. Our group insurance products are sold through more than 31,000 independent brokers and benefit consultants. We support these brokers and consultants through 34 regional group offices across the United States and more than 150 Sun Life sales representatives. Retaining quality business, building distribution scale and continuing to drive operational efficiency are key drivers of EBG’s growth.

In 2011, we announced a significant investment in the voluntary benefits business that will be made over the next several years with the goal of becoming a top five player by the end of 2016. The voluntary benefits business refers to group insurance that is fully paid for by the employee and sold through the workplace. As we focus on growing our voluntary business, the established relationships and capabilities in EBG will provide a strong baseline from which to grow. We also benefit from leveraging technology and processes between our group benefits business in Canada and the U.S.

EBG reported net income of US$86 million in 2011, compared to US$115 million in 2010. There were no items that gave rise to differences between reported and operating net income in the current or comparative periods. Operating net income for the year ended December 31, 2011, reflected less favourable claims experience compared with the prior year. The unfavourable experience is primarily in our disability products and reflects the impact of continued high unemployment rates in the United States.

Sales in 2011 were US$446 million, down 27% compared to 2010 reflecting our continued pricing discipline in a competitive market environment and challenging market conditions. Business in-force of US$2.2 billion as at December 31, 2011 was flat over the prior year due to difficult economic conditions including low payroll growth and high unemployment.

Annuities

The SLF U.S. Annuities business unit includes our in-force fixed and variable annuity products, as well as investment management services. Over the past several years, we have de-risked and simplified our variable annuity product portfolio. On December 30, 2011, we discontinued sales of domestic variable annuities due to unfavourable new business economics. SLF U.S. Annuities will continue to

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 37

service existing policyholders and remains focused on reducing volatility and improving the return on shareholders’ equity within this business.

Annuities reported a loss of US$696 million in 2011, compared to net income of US$281 in 2010. The operating loss for the year ended December 31, 2011 was US$593 million, compared to operating net income of US$281 million in 2010. Results in 2011 were driven by the unfavourable impacts of flat but volatile equity markets and the implementation of a method and assumption change related to Hedging in the Liabilities. Results in 2010 reflected the favourable impact of equity market and interest rate movements.

Annuity sales were US$4.0 billion during 2011 compared to US$4.5 billion in 2010, a decrease of 9% reflecting the challenging economic environment.

Individual Insurance

The SLF U.S. Individual Insurance business unit includes our in-force individual life insurance products, including participating whole life insurance, universal life, variable universal life insurance, no-lapse guarantee universal life, corporate-owned life insurance, and bank-owned life insurance. In late 2011, the Company decided to discontinue new sales of its domestic individual life insurance products due to unfavourable new business economics. SLF U.S. Individual Insurance will continue to service existing policyholders and remains focused on reducing volatility and improving the return on shareholders’ equity within this business.

Individual Insurance reported a loss of US$261 million in 2011, compared to a loss of US$92 million in 2010. There were no items that gave rise to differences between reported and operating net income in the current or comparative periods. Losses in 2011 reflected reserve increases relating to the decreasing interest rate environment and updates to mortality, lapse and policyholder behaviour assumptions. Partially offsetting these losses was the favourable impact of fixed income investing activity on insurance contract liabilities. Results in 2010 were driven by unfavourable credit markets and higher new business strain reflecting the impact of the low interest rate environment on no-lapse guarantee universal life products.

Overall sales in 2011 and 2010 were US$165 million and US$212 million, respectively. Domestic Individual Insurance sales decreased 16% reflecting the Company’s decision to exit less profitable product lines including traditional universal life, variable universal life and no-lapse guarantee universal life.

2012 Outlook and Priorities

SLF U.S. will focus on growth opportunities in the U.S. group insurance and the voluntary benefits markets, where we have lower capital, regulatory and accounting requirements that do not put us at a disadvantage relative to our U.S. competitors. The actions we have taken over the past several years, along with the focused investment in voluntary benefits, position SLF U.S. to build sustainable leading positions in these two businesses.

In addition, there are significant macro trends in the U.S. that provide opportunities for us to grow these core businesses. As employers strive to stem rising expenses, voluntary benefits are a solution which enables employers to manage costs while employees can obtain protection important to their financial security. Secondly, the micro-to-small business market is underserved, creating an attractive growth opportunity where we can offer packaged solutions and efficient processes.

To capitalize on these macro trends and the current business environment, we will drive sustainable and profitable organic growth by focusing on the following components of our strategy:

•	Continuing to build industry-leading, customer-centric voluntary capabilities;
•	Strengthening our position in group insurance by enhancing our operational and distribution effectiveness and by driving greater customer engagement; and
•	Optimizing the value of our in-force business, with particular emphasis on increasing ROE and reducing earnings volatility through effective risk and capital management.

MFS Investment Management

Business Profile

MFS, a global asset management firm, offers a comprehensive selection of financial products and services. Drawing on an investment heritage that emphasizes collaboration and integrity, MFS actively manages assets for retail and institutional investors around the world through mutual funds, separately managed accounts, and retirement plans.

MFS sells its products primarily through financial intermediaries. Retail products, such as mutual funds and private portfolios, are distributed through financial advisers at major wirehouses, regional brokerage firms and banks, and through certified financial planners and registered investment advisors. MFS also manages assets for institutional clients and discretionary managers, including corporate and public pension plans, DC plans, multi-employer plans, investment authorities, and endowments and foundations. A dedicated sales force and a network of independent consultants service institutional clients.

Strategy

MFS continually strives to deliver superior investment performance and distinctive service to its clients. The core tenets of our investment approach revolve around: a global, collaborative approach to uncover insights through both fundamental and quantitative analysis; and a disciplined risk management process. MFS also seeks to make client service a differentiator, with a goal of deepening relationships and becoming a trusted partner over time.

38 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

2011 Business Highlights

•

In the fourth quarter of 2011, SLF Inc. acquired the minority shares of McLean Budden and transferred all of the shares of McLean Budden to MFS. The transfer added approximately US$30 billion to MFS’s AUM and increased its presence in the Canadian market.

•

MFS won the 2011 Lipper Fund Award for Best Overall Large Company, ranking first out of 46 fund firms in the U.S. MFS won the award based on the firm’s consistently strong risk-adjusted performance across asset classes for the three-year period from January 1, 2008 through December 31, 2010. In addition, six MFS funds were individually recognized for their top risk-adjusted performance within their respective peer categories over different time periods.

•

MFS had record gross sales in 2011 of approximately US$57 billion. During a year where the U.S. retail industry experienced net out-flows, MFS had US$3.1 billion of net retail in-flows. MFS ended 2011 with AUM of US$253 billion.

•

U.S. retail investment performance continued to be strong during 2011, with 81%, 69%, 86%, and 94% of MFS’s fund assets ranking in the top half of their respective one-, three-, five-, and ten-year Lipper categories at December 31, 2011.

Financial and Business Results(1)

Summary statement of operations (US$ millions)	IFRS 2011	IFRS 2010	CGAAP 2009
Revenue	1,658	1,491	1,172
Commissions and other expenses	1,320	1,220	908
Income tax expense (benefit)	141	118	104
Non-controlling interests in net income of subsidiaries	9	11	4
Reported net income	188	142	156
Less: Fair value adjustments on share-based payment awards	(79)	(79)	–
Less: Restructuring and other related costs	(4)	–	–
Operating net income	271	221	156
Sales (US$ billions)
Gross	57.0	54.3	50.7
Net	5.4	11.7	18.4
Pre-tax operating profit margin ratio	33%	30%	26%
Average net assets (US$ billions)	261.0	230.3	180.7

Selected financial information in Canadian dollars

(C$ millions)
Revenue	1,640	1,535	1,338
Reported net income	186	148	171
Less: Fair value adjustments on share-based payment awards	(80)	(81)	–
Less: Restructuring and other related costs	(4)	–	–
Operating net income	270	229	171
(1)	Prior period results have been restated to include the results of McLean Budden in MFS.

MFS’s net income in 2011 was C$186 million, compared to C$148 million for the same period one year ago. MFS had operating net income of C$270 million in 2011, compared to C$229 million for the same period last year. Operating net income at MFS excludes the impact of fair value adjustments on share-based payment awards and restructuring costs related to the transition of McLean Budden to MFS in the fourth quarter of 2011, which are set out in the table above.

On a U.S. dollar basis, MFS’s operating net income increased by US$50 million, or 23%, to US$271 million in 2011 primarily due to higher average net assets (“ANA”), which increased to US$261.0 billion during the 12 months ended December 31, 2011, from US$230.3 billion in 2010. Reported net income was US$188 million in 2011, compared to US$142 million in 2010. Revenue of US$1,658 million in 2011 increased by US$167 million from 2010 levels on higher ANA. The following table shows the breakdown of AUM by category.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 39

AUM by Category

(US$ billions)	2011	2010	2009
Institutional	117	121	106
U.S. Retail	85	83	70
Non-U.S. Retail	12	12	9
Insurance	39	41	36
AUM	253	257	221

AUM ended 2011 at US$253.2 billion, a decrease of 1.3% for the year mainly due to unfavourable market performance of US$8.7 billion partially offset by net inflows of US$5.4 billion. Net inflows were strong for both retail mutual funds and managed funds, which were US$3.1 billion and US$2.3 billion, respectively, for 2011.

2012 Outlook and Priorities

MFS expects the global macro themes of the past few months to persist in the months ahead. Macro conditions in the United States appear to be stabilizing and fears of an imminent recession have faded. However, questions remain about how long the U.S. economy can remain insulated from the broader global trend of slowing growth. Concerns about the eurozone’s ability to solve its debt crisis have moderated recently as investors seem to see the European Central Bank’s long-term refinancing operations as a step in the right direction. Given the magnitude of the crisis, MFS expects it will continue to affect market sentiment for the foreseeable future and have a significant effect on market volatility and related investment returns.

MFS’s priorities in 2012 will focus on four primary strategies:

•	Providing superior investment performance
•	Differentiating our client service from the competition
•	Continuing to pursue growth in our markets
•	Engaging, empowering and developing our people

SLF Asia

Business Profile

Our history in Asia dates back to 1892, and today SLF Asia operates in five countries – the Philippines, Hong Kong, Indonesia, India and China – through subsidiaries, joint ventures and strategic investments. These five markets account for approximately 70% of the total Asian population. Our Regional Office in Hong Kong facilitates growth opportunities in Asia as well as the sharing of best practices and resources throughout the SLF Asia operations.

Individual life and health insurance as well as group life insurance products are offered in all five markets. Pension and retirement products are offered in Hong Kong and India, and mutual funds are sold in the Philippines and India. These protection and wealth products are distributed to middle- and upper-income individuals, groups and affinity clients through multi-distribution channels, with agency remaining the largest distribution channel.

Strategy

Our strategy is to strengthen our competitive position in Asia and develop into a significant long-term revenue and earnings growth operation. As such, we are continuing to develop innovative products, expanding alternative distribution channels such as bancassurance and telemarketing, as well as leveraging the Company’s existing asset management capability in Asia. Local initiatives complement our efforts to leverage Sun Life Financial’s worldwide resources to bring industry-leading products, services and best practices to Asia.

2011 Business Highlights

•

In the Philippines, we acquired 49% of Grepalife Financial, Inc., a Philippine life insurance company, forming a new joint venture, Sun Life Grepa Financial. The new joint venture includes an exclusive bancassurance relationship with the Yuchengco-owned Rizal Commercial Banking Corporation, which serves two million customers in more than 350 branches nationwide. In addition, Sun Life Financial had record annual sales of C$53 million in the Philippines in 2011.

•

In April 2011, Sun Life Hong Kong introduced its first Renminbi (“RMB”) product, the Sun Dragon Endowment Plan. Sales of the product are aimed at investors seeking exposure to the RMB currency. Sun Life Hong Kong’s pension business also continues to grow. Sun Life Hong Kong had record gross pension sales of C$219 million in 2011 and continues to be the market leader in the Mandatory Provident Fund Third Party Administration business, with assets under administration of C$5.9 billion as at December 31, 2011.

•	Indonesia individual sales increased by 14%, on a local currency basis, over last year, through expanded distribution partnerships.
•

In China, Sun Life Everbright’s individual insurance sales grew by 70% over last year through provincial expansion. By the end of 2011, Sun Life Everbright had 100 branches and sales offices. Group premiums increased by 60% year-over-year on a local currency basis.

•	In India, Birla Sun Life Asset Management Company received the “Asset Management Company of the Year, India” award from The Asset Magazine.

40 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Financial and Business Results

Summary statement of operations ($ millions)	IFRS 2011	IFRS 2010	CGAAP 2009
Net premiums	634	764	848
Net investment income	684	698	846
Fee income	119	109	119
Revenue	1,437	1,571	1,813
Client disbursements and change in insurance contract liabilities	980	1,166	1,314
Commissions and other expenses	286	279	402
Income tax expense (benefit)	33	34	21
Reported net income	138	92	76
Less: Restructuring and other related costs	(6)	–	–
Operating net income(1)	144	92	76
(1)	Operating net income is a non-IFRS financial measure that excludes restructuring and other related costs recorded as a result of the acquisition of 49% of Grepalife Financial Inc. in the fourth quarter of 2011. See Use of Non-IFRS Financial Measures.

Net income for the year ended December 31, 2011 was $138 million, compared to net income of $92 million in 2010. Operating net income in 2011 was $144 million, compared to $92 million in 2010.

Operating net income for the year ended December 31, 2011 reflected business growth, realized gains on AFS securities, the net favourable impact of changes to actuarial estimates and assumptions and reduced levels of new business strain from lower sales in India and Hong Kong. Operating net income for the year ended December 31, 2010, included a net gain of $19 million from the restructuring of Sun Life Everbright.

SLF Asia’s revenue decreased by 9% to $1,437 million in 2011 compared to $1,571 million in 2010, reflecting the unfavourable impact of changes in the fair value of FVTPL assets supporting insurance contract liabilities.

The following table shows the sales of individual insurance products by country in SLF Asia.

Individual Insurance sales(1) ($ millions)	2011	2010	2009
India	290	432	658
China	160	93	43
Hong Kong	71	79	75
Philippines	53	40	31
Indonesia	41	36	26
Total	615	680	833
(1)	Sales for joint venture operations are presented at 100%.

Individual life insurance sales for 2011, measured in Canadian dollars, were down by 10% over 2010, mainly due to lower sales in India, which continue to be impacted by regulatory changes to unit-linked products introduced in September 2010 and lower sales in the bancassurance channel in Hong Kong. Excluding India, individual life sales were up 31%. Sales in China were up by 73% due to higher bancassurance and telemarketing sales and sales in the Philippines and Indonesia were up 35% and 13%, respectively. In 2011, we continued to build alternate distribution channels, leverage a more balanced product portfolio, and increase efficiency and productivity while maintaining customer focus.

Results by Business Unit

Philippines

Our Philippines operations, established in 1895, distribute a diverse range of protection and savings products largely through our career agency sales force. We offer individual and group life and health insurance products, as well as mutual funds, to individuals and institutions.

With 32 branches, 38 sales offices and five financial stores nationwide, our operations in the Philippines are considered one of the strongest and most stable insurance companies in the market. Our career agency force increased by 20% to 3,590 advisors in 2011.

On a local currency basis, Individual insurance sales were up by 35% compared to 2010, as demand for investment-linked products increased following the return of investor confidence. Mutual fund gross sales increased by 31% over 2010 and AUM grew by 11% over 2010.

Hong Kong

Our Hong Kong operations offer a full range of products to address protection and savings needs. Individual life and health insurance, mandatory provident funds (the government-legislated pension plan) and pension administration are offered to individuals and businesses through a multi-channel distribution system that includes a career agency force, telemarketing and independent financial advisors.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 41

On a local currency basis, individual life sales were down by 8% compared to 2010, as a result of lower sales in the bancassurance channel. However, sales from the career agency force in 2011 grew by 12% over 2010. Assets under administration in our pension administration business grew by 1% over 2010, as strong sales were largely offset by negative market movements.

Indonesia

In Indonesia, we offer individual life and health insurance as well as creditor life insurance through our wholly-owned subsidiary, PT Sun Life Financial Indonesia, and CIMB Sun Life, our joint venture with PT Bank CIMB Niaga, in which we have a 49% ownership stake. Both operations follow a multi-channel distribution strategy. CIMB Sun Life serves CIMB Niaga’s customers on an exclusive basis for most insurance products.

On a local currency basis, our individual life insurance sales in Indonesia were up 14% in 2011 compared to 2010, due to continued growth of CIMB Sun Life.

India

Birla Sun Life Insurance Company Limited (“Birla Sun Life Insurance”), our insurance joint venture with the Aditya Birla Group in India(1), provides a full range of individual and group protection, savings and retirement products through a multi-channel distribution network, including a career agency sales force, bancassurance distribution, brokers and worksite marketing.

In addition, Birla Sun Life Asset Management Company Limited, our asset management joint venture in India, offers a full range of mutual fund products to both individual and institutional investors. Independent financial advisors and banks distribute Birla Sun Life’s mutual funds to the retail sector, while direct distribution serves corporate clients.

Birla Sun Life Insurance’s individual insurance sales continued to be impacted by major industry-wide regulatory changes to unit-linked products. On a local currency basis, sales were down 29% in 2011 compared to 2010. Birla Sun Life Asset Management Company Limited recorded net inflows of $650 million in 2011, compared to net outflows of $943 million in the prior year.

China

Sun Life Everbright, in which we have a 24.99% ownership stake, operates a multi-distribution model that combines a direct career agency, financial consultants, telemarketing and bancassurance alliances to sell individual life and health insurance and savings products. Its branches operate in provinces that represent approximately 60% of the population in China.

On a local currency basis, sales of individual insurance products by Sun Life Everbright were up 70% in 2011 over 2010, driven by strong sales in the bancassurance, telemarketing and broker channels.

2012 Outlook and Priorities

The life insurance markets in which we operate in Asia range from the developing and increasingly competitive markets, such as India and China, to the mature market in Hong Kong. Overall, the life industry at both the regional and country level continued to evolve rapidly, with a number of companies increasing their investment and commitment to the region, such as Sun Life. While agency continued to be the primary distribution channel in Asia, the bancassurance channel has been increasingly gaining market share with strong growth potential.

After the global financial crisis, regulatory oversight on consumer protection has increased primarily related to investment-linked products and related sales practices, as well as capital adequacy. Following a volatile market in 2011, we expect a challenging operating environment in 2012, but with opportunities for prepared and quality players to significantly outperform their peers.

In 2012, we intend to continue to launch innovative and customer-focused products reflecting each market’s specific and evolving needs. We will also enhance and diversify distribution management, implementing best practices in such areas as agency recruitment and training, and further expanding alternative channels such as bancassurance and telemarketing. Continued enhancement of risk management and operational efficiency will also remain a priority to further streamline the operations and enhance the platform that supports future growth across the region.

Corporate

Our Corporate segment includes the results of SLF U.K. and Corporate Support operations that include the Company’s run-off reinsurance business as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business segments.

Our run-off reinsurance business is a closed block of reinsurance assumed from other insurers. Coverage includes individual disability income, long-term care, group long-term disability and personal accident and medical coverage, as well as guaranteed minimum income and death benefit coverage. Corporate Support results prior to 2011 include our life reinsurance business that was sold on December 31, 2010. This business consisted primarily of reinsurance of individual life, with additional coverage including critical illness, group, corporate-owned life insurance, and longevity.

(1)	Our joint venture with the Aditya Birla Group in India includes a 26% stake in Birla Sun Life Insurance and a 50% stake in Birla Sun Life Asset Management Limited.

42 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Financial and Business Results

Summary statement of operations ($ millions)	IFRS 2011	IFRS 2010	CGAAP 2009
Net premiums	301	839	849
Net investment income	945	969	504
Fee income	91	98	34
Revenue(1)	1,337	1,906	1,387
Client disbursements and change in insurance contract liabilities	1,257	1,372	1,231
Commissions and other expenses	385	356	280
Income tax expense (benefit)	(222)	4	(108)
Dividends paid to preferred shareholders	100	93	79
Reported net income	(183)	81	(95)
Less: Restructuring and other related costs:
SLF U.K.	(3)	–	–
Corporate Support	(10)	–	(27)
Operating net income	(170)	81	(68)
(1)	Including consolidation adjustments related to activities between segments.

The reported loss in the Corporate segment for the year ended December 31, 2011 was $183 million, compared to net income of $81 million in 2010. The operating loss in 2011 was $170 million, compared to operating net income of $81 million in 2010. The impact of restructuring costs increased operating net income in 2011 by $13 million. There were no operating net income adjustments in 2010.

In Corporate Support, the reported loss for the year ended December 31, 2011 was $336 million, compared to a loss of $96 million in 2010. The operating loss in 2011 was $326 million, compared to a loss of $96 million in 2010. The operating loss in 2011 included the net cost of reinsurance for the insured business in SLF Canada’s Group Benefits operations, net losses on AFS securities and higher losses in our run-off reinsurance business. Results for the year ended December 31, 2010, included earnings of $105 million from our life reinsurance business that was sold in the fourth quarter of 2010 as well as a higher level of investment income.

Summary statement of operations ($ millions)	IFRS 2011	IFRS 2010	CGAAP 2009
United Kingdom	156	177	(31)
Corporate Support	(326)	(96)	(37)
Operating net income	(170)	81	(68)
Restructuring and other related costs:
SLF U.K.	(3)	–	–
Corporate Support	(10)	–	(27)
Reported net income	(183)	81	(95)

SLF U.K.

SLF U.K. has approximately one million in-force life and pension policies, which constitute a run-off block of business with approximately £11.8 billion of AUM. Since December 2010, SLF U.K. has been closed to new business and focuses on supporting existing customers only. Most administrative functions have been outsourced to external service providers, which are managed by an in-house management team. Effective December 30, 2011, SLF Inc. reorganized the business of its two main operating companies in the United Kingdom to create a more efficient operational and financial business structure. Under the reorganization, all the long-term policies of SLFC Assurance (UK) Limited were transferred to Sun Life Assurance Company of Canada (U.K.) Limited.

Net income in SLF U.K. for the year ended December 31, 2011 was $153 million, compared to $177 million in 2010. Operating net income in 2011 was $156 million, compared to $177 million in 2010. Operating net income in 2011 reflected the favourable impact of a net tax benefit of $59 million related to the reorganization of our U.K. operations, partially offset by the unfavourable impact of fixed income investment activity on insurance contract liabilities and increased investment in regulatory initiatives such as Solvency II. Results for the year ended December 31, 2010, included a tax benefit associated with a favourable tax judgment received by the Company.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 43

Investments

The Company strives to ensure that all general fund investments are properly aligned with business objectives, meeting policyholder obligations, and that adequate liquidity is maintained at all times. The Risk Review Committee of the Board of Directors approves policies that contain prudent standards and procedures for the investment of our general fund assets. These policies include requirements, restrictions and limitations for interest rate, credit, equity market, real estate market, liquidity, concentration, currency and derivative risks. Compliance with these policies is monitored on a regular basis and reported annually to the Risk Review Committee. The Investment Oversight Committee of the Board of Directors oversees investment policies, practices, procedures and controls related to management of the general fund investments portfolio, the approval and monitoring of the annual Investment Plan and monitoring of the investment performance of enterprise pension and savings plans.

Investment Profile

We had total general fund invested assets of $117 billion as at December 31, 2011. The majority of our general fund is invested in medium- to long-term fixed income instruments, such as debt securities, mortgages and loans. 85.3% of the general fund assets are invested in cash and fixed income investments. Equity securities and investment properties comprised 3.9% and 4.5% of the portfolio, respectively. The remaining 6.3% of the portfolio is comprised of policy loans, derivative assets and other invested assets.

Additional detail on our investments is provided in Notes 5 and 6 to our 2011 Consolidated Financial Statements.

Investments	2011			2010

($ millions)	Carrying Value	Fair Value	% of total carrying value	Carrying Value	Fair Value	% of total carrying value
Cash, cash equivalents and short-term securities	8,837	8,837	7.6%	8,462	8,462	7.8%
Debt securities - FVTPL	51,627	51,627	44.2%	47,982	47,982	44.0%
Debt securities - AFS	11,303	11,303	9.7%	10,631	10,631	9.7%
Equity securities - FVTPL	3,731	3,731	3.2%	4,449	4,449	4.1%
Equity securities - AFS	839	839	0.7%	782	782	0.7%
Mortgages and loans	27,755	30,530	23.8%	26,034	27,523	23.9%
Derivative assets	2,632	2,632	2.3%	1,648	1,648	1.5%
Policy loans	3,276	3,276	2.8%	3,277	3,277	3.0%
Investment properties	5,313	5,313	4.5%	4,544	4,544	4.2%
Other invested assets	1,348	1,348	1.2%	1,185	1,185	1.1%
Total invested assets	116,661	119,436	100%	108,994	110,483	100%

Debt Securities

Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that the asset portfolio remains diversified and well-matched to insurance contract liabilities by duration. As at December 31, 2011, we held $63 billion of debt securities, which constituted 54% of our overall investment portfolio. Debt securities with an investment grade of “A” or higher represented 68% of the total debt securities as at December 31, 2011, compared to 69% as at December 31, 2010. Debt securities rated “BBB” or higher represented 97% of total debt securities as at December 31, 2011, 1% higher than at December 31, 2010.

Included in the $63.0 billion of debt securities were $7.4 billion of non-public debt securities, which constituted 12% of our total debt securities, compared with $6.7 billion, or 11%, as at December 31, 2010. Corporate debt securities that are not issued or guaranteed by sovereign, regional and municipal governments represented 66% of our total debt securities as at December 31, 2011, compared to 68% as at December 31, 2010. Total government issued or guaranteed debt securities as at December 31, 2011 were $21.5 billion, compared to $18.8 billion as at December 31, 2010. Of this amount, $3.1 billion relates to debt securities issued by the U.S. Government and other U.S. agencies. As outlined in the table below, we have an immaterial amount of direct exposure to eurozone sovereign credits.

Debt securities of governments and financial institutions by geography	2011		2010

($ millions)	Government issued or guaranteed	Financials	Government issued or guaranteed	Financials
Canada	13,051	1,607	10,891	1,732
United States	3,092	6,298	3,078	6,776
United Kingdom	2,533	1,245	2,182	1,556
Eurozone
France	25	101	15	145
Germany	180	28	178	50
Greece	–	–	–	–
Ireland	–	–	1	30
Italy	–	21	–	32
Netherlands	4	311	5	213
Portugal	–	–	–	–
Spain	3	55	3	123
Residual eurozone	2	170	27	140
Other	2,605	1,547	2,368	1,656
Total	21,495	11,383	18,748	12,453

44 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Our gross unrealized losses as at December 31, 2011 for FVTPL and AFS debt securities were $1.0 billion and $0.1 billion, respectively, compared with $1.2 billion and $0.1 billion, respectively, as at December 31, 2010. Gross unrealized losses as at December 31, 2011 included $0.1 billion related to eurozone sovereign and financial debt securities.

The carrying value of debt securities by issuer and industry sector as at December 31 is set out in the following table.

	2011			2010
	FVTPL debt securities	AFS debt securities	Total	FVTPL debt securities	AFS debt securities	Total
Debt securities issued or guaranteed by:
Canadian federal government	2,324	1,194	3,518	2,136	1,312	3,448
Canadian provincial and municipal government	9,319	214	9,533	7,273	170	7,443
U.S. government and agency	2,129	963	3,092	1,876	1,202	3,078
Other foreign government	4,895	457	5,352	4,353	426	4,779
Total government issued or guaranteed debt securities	18,667	2,828	21,495	15,638	3,110	18,748
Corporate debt securities by industry sector:
Financials	8,597	2,786	11,383	9,553	2,900	12,453
Utilities	5,334	614	5,948	5,027	550	5,577
Consumer discretionary	3,423	900	4,323	3,107	770	3,877
Industrials	2,364	609	2,973	2,211	552	2,763
Consumer staples	2,411	682	3,093	2,159	537	2,696
Telecommunication services	1,715	568	2,283	1,811	596	2,407
Energy	3,226	688	3,914	2,708	459	3,167
Materials	1,266	487	1,753	961	315	1,276
Other	1,466	565	2,031	1,215	301	1,516
Total corporate	29,802	7,899	37,701	28,752	6,980	35,732
Asset-backed securities	3,158	576	3,734	3,592	541	4,133
Total debt securities	51,627	11,303	62,930	47,982	10,631	58,613

Our debt securities as at December 31, 2011 included $11.4 billion in the financial sector, representing approximately 18.1% of our total debt securities, or 9.8% of our total invested assets. This compares to $12.4 billion, or 21%, of the debt security portfolio as at December 31, 2010. The $1.0 billion decrease in the value of financial sector debt securities holdings was primarily due to reductions of our exposure to U.S. and European credits.(1)

Investment grade debt securities are those rated “BBB” and above. Our debt securities portfolio was 97% investment grade as at December 31, 2011, which is 1% higher than at December 31, 2010. The carrying value of debt securities by rating is set out in the table below.

	2011			2010
($ millions)	FVTPL debt securities	AFS debt securities	Total	FVTPL debt securities	AFS debt securities	Total
Debt securities by credit rating
AAA	9,098	2,853	11,951	8,998	3,153	12,151
AA	10,369	1,156	11,525	9,426	1,177	10,603
A	15,667	3,886	19,553	14,489	3,199	17,688
BBB	14,857	3,214	18,071	13,155	2,834	15,989
BB and lower	1,636	194	1,830	1,914	268	2,182
Total debt securities	51,627	11,303	62,930	47,982	10,631	58,613

The carrying value of debt securities by geography as at December 31 is set out in the following table.

	2011			2010
($ millions)	FVTPL debt securities	AFS debt securities	Total	FVTPL debt securities	AFS debt securities	Total
Debt securities
Canada	18,692	2,007	20,699	16,156	1,807	17,963
United States	19,378	6,675	26,053	18,784	6,567	25,351
United Kingdom	5,546	498	6,044	5,165	469	5,634
Other	8,011	2,123	10,134	7,877	1,788	9,665
Total debt securities	51,627	11,303	62,930	47,982	10,631	58,613

(1)	Our exposure to debt securities (which includes governments and corporate debt securities) to any single country does not exceed 1% of total assets on our Consolidated Statements of Financial Position as at December 31, 2011 with the exception of the following countries where we have business operations: Canada, the United States and the United Kingdom.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 45

Our debt securities as at December 31, 2011 included $3.7 billion of asset-backed securities reported at fair value, representing approximately 5.9% of our debt securities, or 3.2% of our total invested assets. This was $399 million lower than the level reported as at December 31, 2010. While the credit quality of our asset-backed securities declined in 2011, previously established actuarial reserves based on the lifetime expected losses of these assets mitigated substantially all of the changes in the asset quality of the portfolio.

Asset-backed securities	2011			2010
($ millions)	Amortized cost	Fair value	BBB and higher	Amortized cost	Fair value	BBB and higher
Commercial mortgage-backed securities	1,703	1,662	85.0%	1,902	1,848	87.3%
Residential mortgage-backed securities
Agency	510	538	100.0%	654	685	100.0%
Non-agency	771	602	47.4%	1,000	730	65.4%
Collateralized debt obligations	127	99	20.3%	141	109	24.2%
Other(1)	935	833	84.8%	873	761	83.0%
Total	4,046	3,734	79.4%	4,570	4,133	83.1%
(1)	Other includes sub-prime, a portion of the Company’s exposure to Alternative-A and other asset-backed securities.

We determine impairments on asset-backed securities by using discounted cash flow models that consider losses under current and expected economic conditions, and a set of projected default rates and loss-given-default expectations for the underlying collateral pools. Assumptions used include macroeconomic factors, such as commercial and residential property values and unemployment rates. Projected default rates and loss-given-default expectations for the underlying collateral pool are assessed on a security-by-security basis based on factors such as the seasoning and geography of the underlying assets, whether the underlying assets are fixed or adjustable rate loans and the likelihood of refinancing at reset dates. If the cash flow modelling projects an economic loss and we believe the loss is more likely than not to occur, an impairment is recorded.

Our asset-backed portfolio is highly sensitive to fluctuations in macroeconomic factors, assumed default rates for the underlying collateral pool and loss-given-default expectations. Due to the complexity of these securities, different sets of assumptions regarding economic conditions and the performance of the underlying collateral pools can fall into a reasonable range but lead to significantly different loss estimates. In addition, a portion of our asset-backed portfolio has exposure to lower-rated securities that are highly leveraged, with relatively small amounts of subordination available below our securities to absorb losses in the underlying collateral pool. For these lower rated securities, if a relatively small percentage of the underlying collateral pool defaults, we may lose all of our principal investment in the security.

Write-downs of our asset-backed securities may result from continued deterioration in economic factors, such as property values and unemployment rates, or changes in the assumed default rate of the collateral pool or loss-given-default expectations. In addition, foreclosure proceedings and the sale of foreclosed homes are taking longer than expected, caused by the large inventory of such properties. It is difficult to estimate the impact of these delays, but they could have an adverse impact on our residential mortgage-backed portfolio depending on their magnitude.

As at December 31, 2011, we had indirect exposure to residential sub-prime and Alternative-A loans of $120 million and $92 million, respectively, together representing approximately 0.2% of our total invested assets. Of these investments, 90% either were issued before 2006 or have an “AAA” rating. Alternative-A loans generally are residential loans made to borrowers with credit profiles that are stronger than sub-prime but weaker than prime.

Mortgages and Loans

As at December 31, 2011, our mortgage portfolio of $13.4 billion consisted mainly of commercial mortgages spread across approximately 3,800 loans. Commercial mortgages include retail, office, multi-family, industrial and land properties. Our commercial portfolio has a weighted average loan-to-value ratio of approximately 60%. While we generally require a maximum loan-to-value ratio of 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured. The estimated weighted average debt service coverage is 1.6 times, consistent with prior year-end levels. The Canada Mortgage and Housing Corporation insures 22% of the Canadian commercial mortgage portfolio. As at December 31, 2011, the mix of the mortgage portfolio was 83% non-residential and 17% residential, and approximately 50% of mortgage loans will mature within the next five years.

46 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

As at December 31, 2011, we held $27.8 billion in mortgages and loans compared to $26.0 billion in 2010. The carrying values of mortgages and loans by geographic location as at December 31 is set out in the following table. Residential mortgages include mortgages for both single and multiple family dwellings.

Mortgages by type and location
($ millions)	Residential	Non-residential	Total
December 31, 2011
Canada	2,011	5,489	7,500
United States	219	5,612	5,831
United Kingdom	–	24	24
Total mortgages	2,230	11,125	13,355
Total loans			14,400
Total mortgages and loans			27,755

December 31, 2010
Canada	2,272	5,167	7,439
United States	223	5,592	5,815
United Kingdom	–	48	48
Total mortgages	2,495	10,807	13,302
Total loans	–	–	12,732
Total mortgages and loans	2,495	10,807	26,034
In the United States, a gradual recovery of the commercial real estate market continues, but is fractured with a disparity between stabilized ‘core’ properties within primary markets and lower quality assets or those located in secondary markets. Capitalization rates have stabilized for quality properties that are both well-located and leased. Despite the improvement in the overall economy, a prolonged increase in real estate demand will be dependent upon job creation, which continues to lag. Due to the length of the downturn, many borrowers have exhausted their financial resources, resulting in additional defaults and problem loans. These loans are dispersed across property types and geographic locations.

The distribution of mortgages and loans by credit quality as at December 31 is set out in the following table.

December 31, 2011

($ millions)	Gross Carrying Value				Allowance for losses

	Mortgages		Loans	Total	Mortgages		Loans	Total
Not past due	13,001		14,358	27,359	–		–	–
Past due:
Past due less than 90 days	10		–	10	–		–	–
Past due 90 to 179 days	–		–	–	–		–	–
Past due 180 days or more	–		–	–	–		–	–
Impaired	540		69	609	196	(1)	27	223
Balance, December 31, 2011	13,551		14,427	27,978	196		27	223

December 31, 2010

($ millions)	Gross Carrying Value				Allowance for losses

	Mortgages		Loans	Total	Mortgages		Loans	Total
Not past due	12,933		12,667	25,600	–		–	–
Past due:
Past due less than 90 days	79		–	79	–		–	–
Past due 90 to 179 days	–		–	–	–		–	–
Past due 180 days or more	–		–	–	–		–	–
Impaired	484	(2)	136	620	194	(1)	71	265
Balance, December 31, 2010	13,496		12,803	26,299	194		71	265

(1)   Includes $68 million of sectoral provisions as at December 31, 2011 and $76 million of sectoral provisions as at December 31, 2010.

(2)   $115 million of restructured mortgages are no longer classified as impaired, because they are performing and do not require an allowance.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 47

Net impaired assets for mortgages and loans, net of allowances for losses, amounted to $386 million as at December 31, 2011, $31 million higher than the December 31, 2010 level for these assets. The gross carrying value of impaired mortgages rose by $56 million to $540 million at December 31, 2011. The majority of this net increase was related to mortgages where a specific provision was recorded, partially offset by note sales. The allowance for losses related to mortgages rose to $196 million at December 31, 2011 from $194 million as at December 31, 2010. The addition of new provisions on specific mortgages was partly offset by adjustments to provisions previously recorded, realized losses charged against this allowance and currency movements. The sectoral provision related to mortgages included in the allowance decreased by $8 million to $68 million. Approximately 88% of the impaired mortgage loans are in the United States.

Equities

Our equity portfolio is diversified, and approximately 56% of this portfolio is invested in exchange-traded funds (“ETFs”). The main ETF holdings are in the S&P/TSX 60 Index Fund, Standard & Poor’s Depository Receipts and MSCI EAFE Index Funds. The carrying value of stocks by issuer country as at December 31 is set out in the following table.

	2011			2010
Equities by issuer country ($ millions)	FVTPL equities	AFS equities	Total	FVTPL equities	AFS equities	Total
Canada	2,715	100	2,815	2,642	118	2,760
United States	458	583	1,041	1,181	464	1,645
United Kingdom	174	34	208	241	50	291
Other	384	122	506	385	150	535
Total Equities	3,731	839	4,570	4,449	782	5,231

As at December 31, 2011, $2.8 billion, or 62%, of our equity portfolio consisted of Canadian issuers; $1 billion, or 23%, of U.S. issuers; $208 million, or 4%, of U.K. issuers; and $506 million, or 11%, of issuers from other jurisdictions. Excluding ETF funds, mutual funds and the equity investment in The Bank of Nova Scotia received as a result of the sale of CI Financial in 2008 ($273 million of preferred shares, or 6%), only one issuer exceeded 1% of the equity portfolio as at December 31, 2011.

During 2011, we have reduced our holdings in United States equities and replicated this exposure through the acquisition of equity futures.

Investment Properties

Commercial properties, which consist primarily of office, retail and industrial properties, are the major component of our investment properties portfolio, representing approximately 86% of our investment properties as at December 31, 2011. Our investment properties are diversified by country, with 72% of the portfolio located in Canada, 25% in the United States and the remaining 3% in the United Kingdom and the Philippines as at December 31, 2011.

The carrying value of real estate by geographic location as at December 31 is set out in the following table.

Investment property by geographic location ($ millions)	2011	2010
Canada	3,838	3,239
United States	1,312	1,125
United Kingdom	163	180
Other	–	–
Total investment properties	5,313	4,544

Derivative Financial Instruments and Risk Mitigation

The fair value of derivative assets held by the Company was $2.6 billion, while the fair value of derivative liabilities was $1.1 billion as at December 31, 2011. Derivatives designated as hedges for accounting purposes and those not designated as hedges represented 5.8% and 94.2%, respectively, on a total notional basis.

Derivatives designated as hedges for accounting purposes are designed to minimize balance sheet and income statement mismatches. These derivatives are documented at inception and hedge effectiveness is assessed on a quarterly basis.

We use derivative instruments to manage risks related to interest rate, equity market and currency fluctuations and in replication strategies to reproduce permissible investments. We use certain foreign exchange agreements designated as fair value hedges to manage foreign currency fluctuations associated with AFS assets. Certain interest rate swaps are used to hedge interest rate exposure of associated liabilities. Certain equity forwards are designated as cash flow hedges of the anticipated payments of awards under certain stock-based compensation plans. We also use currency swaps designated as net investment hedges to reduce foreign exchange fluctuations associated with certain net investments in foreign subsidiaries. Our hedging strategy does not hedge all risks; rather, it is intended to keep us within our risk tolerance limits.

48 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

The primary uses of derivatives in 2011 are set out in the table below.

Products/Application	Uses of Derivative	Derivative Used
Universal and individual life contracts and unit-linked pension products with guaranteed annuity rate options	To limit potential financial losses from significant reductions in asset earned rates relative to contract guarantees	Swaptions, floors, interest rate swaps, futures on interest rates and spread locks on interest rates
Interest rate exposure in relation to asset-liability management	To manage the sensitivity of the duration gap between assets and liabilities to interest rate changes	Interest rate swaps and swaptions
Variable annuities, segregated funds and reinsurance on equity index annuity guarantees offered by other insurance companies	To manage the exposure to product guarantees sensitive to movement in equity market and interest rate levels	Put and call options on equity indices, futures on equity indices, government debt securities, interest rates and foreign exchange, and interest rate swaps
Fixed index annuities	To manage the exposure to product guarantees related to equity market performance	Futures and call options on equity indices, interest rate swaps and futures on government debt securities
Currency exposure in relation to asset-liability management	To reduce the sensitivity to currency fluctuations by matching the value and cash flows of specific assets denominated in one currency with the value and cash flows of the corresponding liabilities denominated in another currency	Currency swaps and forwards

In addition to the general policies and monitoring, we use a variety of tools in counterparty risk management. Over-the-counter derivative transactions are performed under International Swaps and Derivatives Association, Inc. (“ISDA”) Master Agreements. A Credit Support Annex accompanies most of the ISDAs, which establish requirements for collateral.

The values of our derivative instruments are set out in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

The total notional amount of derivatives in our portfolio increased to $50.9 billion as at December 31, 2011, from $43.8 billion at the end of 2010, primarily due to an increase in interest rate, equity and foreign exchange contracts. The net fair value increased to $1,573 million in 2011 from the 2010 year-end amount of $930 million. The change was primarily due to the favourable impact of lower interest rates on a predominantly pay float/receive fixed portfolio, offset in part by the weakening of the Canadian dollar relative to the U.S. dollar on currency contracts.

($ millions)	2011	2010
As at December 31
Net fair value	1,573	930
Total notional amount	50,859	43,814
Credit equivalent amount	1,026	1,238
Risk-weighted credit equivalent amount	8	9

As the regulator of the Canadian insurance industry, OSFI provides guidelines to quantify the use of derivatives. The credit equivalent amount, a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts having a positive fair value plus an amount representing the potential future credit exposure.

The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.

As at December 31, 2011, the credit equivalent amounts for interest rate contracts, foreign exchange contracts, and equity and other contracts were $328.9 million, $603.6 million and $93.1 million, respectively. The corresponding risk-weighted credit equivalent amounts were $2.8 million, $4.4 million and $0.8 million, respectively.

Impaired Assets

The invested asset values and ratios presented in this section are based on the carrying value of the respective asset categories. Carrying values for FVTPL and AFS invested assets are generally equal to fair value.

Financial assets that are classified as FVTPL, which represented 48% of our 2011 invested assets, do not have allowances for losses since changes in the fair value of these assets are recorded to income and the assets are recorded at fair value on our Consolidated Statements of Financial Position. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

In the absence of objective evidence of impairment, impairment losses are not recognized on AFS debt securities, stocks and other invested assets if their amortized cost is greater than their fair value, resulting in an unrealized loss. Unrealized losses may be due to interest rate fluctuations or depressed fair values in sectors which have experienced unusually strong negative market performance. The fair value of such financial assets represented $2.9 billion and the associated unrealized losses amounted to $0.2 billion as at December 31, 2011. Our gross unrealized losses as at December 31, 2011, for FVTPL and AFS debt securities were $1.0 billion and

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 49

$0.1 billion, respectively, compared with $1.2 billion and $0.1 billion, respectively, as at December 31, 2010. The decrease in gross unrealized losses was largely due to a decrease in interest rates, partially offset by a widening of credit spreads, which had a positive impact on the fair value of debt securities.

Net impaired assets for mortgages and corporate loans, net of allowances, amounted to $386 million as at December 31, 2011, $31 million higher than the December 31, 2010, level for these assets.

We have provided $3,376 million for possible future asset defaults over the lifetime of our insurance contract liabilities as at December 31, 2011, which increased from our December 31, 2010 level of $2,860 million, primarily as a result of the impact of lower interest rates, changes in the level of insurance contract liabilities and the weakening of the Canadian dollar against foreign currencies. To the extent that an asset is written off, or disposed of, any amounts set aside for possible future asset defaults in insurance contract liabilities in respect of that asset will be released into income. The $3,376 million for possible future asset defaults excludes the portion of the provision that can be passed through to participating policyholders and provisions for possible reductions in the value of equity and real estate assets supporting insurance contract liabilities.

Additional information concerning impaired assets can be found in Note 6 to our 2011 Consolidated Financial Statements.

Risk Management

Risk Management Framework

Effective risk management is one of the ways we protect and enhance value by providing a framework to optimize risk-return and enhance stakeholder value creation. Effective risk-taking and risk management are critical to the overall profitability, competitive market positioning and long-term financial viability of the Company. Risks should not necessarily be eliminated, but need to be appropriately managed to achieve the Company’s overall corporate objectives. Our risk philosophy is based on the premise that we are in the business of accepting risks for appropriate return. In conducting its business activities, our Company, driven by stakeholder interests, will take on those risks that meet the objectives of the organization. Risk management is aligned with the corporate vision, mission and strategy, and is embedded within the business management practices of every business segment.

The Risk framework highlights five major categories of risk (credit risk, market risk, insurance risk, operational risk and strategic risk) and sets out key processes for their management in the areas of risk appetite articulation, risk identification, measurement and assessment, risk response development, monitoring and control, and risk reporting and communication.

The framework recognizes the important role that risk culture plays in the effective management of enterprise risk. Our risk culture is supported by a strong “tone from the top,” which emanates from the Board of Directors and cascades through the Board Committees, our Chief Executive Officer (“CEO”) and executive officers, management and staff. A key premise of our enterprise risk management culture is that all employees and distributors have an important role to play in managing enterprise risks, and collectively form part of our extended risk management team. Our risk culture is well-defined and embedded in our day-to-day business activities. Employees at all levels of the organization share a common philosophy and set of values regarding risk. Business decisions are made at all levels of the organization, and every employee has a role in managing risk, including identification of exposures, and communication and escalation of risk concerns. We seek to instill a disciplined approach to optimizing the inherent tradeoffs between risk and return in all our risk management practices.

Risk Appetite

Risk appetite defines the type and amount of enterprise-wide risk that we are willing to assume in pursuit of our business objectives. The same set of internal and external considerations used in developing business strategy are also used in the formulation of risk appetite which ensures these are aligned and mutually reinforcing.

The Company’s risk appetite considers the respective interests of a number of key stakeholder groups including shareholders, policyholders, employees, regulators, rating agencies and other capital markets participants. The risk appetite balances the various needs, expectations, risk and reward perspectives and investment horizons of these stakeholders. In particular, our risk appetite supports the pursuit of shareholder value while ensuring that the Company’s ability to pay claims and fulfill long-term policyholder commitments is not compromised. Our risk appetite supports long-term credit and financial strength ratings, ongoing favourable access to capital markets and the continuing enhancement of the Company’s overall franchise value and brand.

The Company’s risk appetite is the primary mechanism for operationalizing our risk philosophy. To accomplish this, risk appetite incorporates a number of qualitative and quantitative principles that embody our philosophy and reflect the Company’s overall risk management principles and values. Our risk appetite and risk tolerance levels are revised periodically to reflect the risks and opportunities inherent in our evolving business strategies and operating environment. Risk appetite for our principal risks is formally set out in a policy, which is approved annually by the Risk Review Committee of the Board.

Risk Identification, Measurement and Assessment

We identify the key risks facing our business through our enterprise key risk process, where all business segments employ a common approach to identify, measure and assess risks. Business segments have front-line accountability for identifying and managing risks facing their business. We also evaluate potential correlation between various risk events/categories, and monitor emerging risks, regulatory and rating agency requirements, and industry developments. We also have a process to identify and monitor emerging risks, that may have a material impact on our finances, operations or reputation.

50 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Risk measurement and assessment involves evaluating potential risk exposures, and includes a number of techniques including key risk indicators, stress tests including sensitivity tests and scenario analysis and stochastic scenario modelling. A robust stress testing program is an essential component of the Company’s risk management framework. Stress testing is used to set the Company’s risk appetite and evaluate risk exposures versus tolerance limits. We also use the Dynamic Capital Adequacy Testing (“DCAT”) process, as required by our regulators, to project income and capital for a five-year period based on plausible adverse scenarios. We also perform a variety of sensitivity tests on earnings, regulatory capital ratios, liquidity, and earnings-at-risk that consider significant but plausible adverse scenarios.

Risk Response, Monitoring and Control, and Reporting

Risk response decisions are developed in an integrated framework with the risk assessment and measurement process, which includes an assessment of risk-adjusted return.

Key enterprise monitoring and control processes include oversight by the Board of Directors, which is exercised through five Board committees – the Risk Review Committee, Investment Oversight Committee, Governance and Conduct Review Committee, Management Resources Committee and the Audit Committee. There are several other executive-level risk oversight committees including the Executive Risk Committee, Corporate Credit Committee, Corporate Asset Liability Committee and Executive Investment Committee that focus on specific risks.

On a quarterly basis, the Executive Risk Committee, Board Risk Committees and Board of Directors review the risk monitoring reports that summarize the exposures across our principal risks including any changes in the key risk trends. These committees also review the effectiveness of the mitigation strategies presented in the risk monitoring reports. On an annual basis, the Board is presented the DCAT report, approves key policies for the management of risk and reviews compliance with these policies.

Risk Philosophy and Principles

Our risk philosophy reflects a number of core principles that embody our overall risk appetite and values. These principles are outlined below:

Strategic Alignment

Our risk appetite is aligned with our overall vision, mission and business goals. This alignment is obtained by the consideration of which risks are deemed core, non-core or collateral risks.

Core risks are those risks that we are willing to accept in order to achieve return expectations and successfully achieve our stated mission to “help customers achieve lifetime financial security” and our business objectives. These core risks include insurance risks, market risks and credit risks, and we have established a range of explicit risk appetite limits and operational control points for these core risks.

Non-core risks are those associated with activities outside of our risk appetite and approved business strategies and are therefore generally avoided, regardless of expected returns.

Collateral risks are those that are incurred as a by-product or are collateral to the pursuit of the risk and return optimization of core risks. Operational risks often fall into this category. We endeavour to mitigate collateral risks to the extent that the benefit of risk reduction is commensurate with the cost of mitigation.

Stakeholder Interests

Our risk framework considers the interests of a large number of key stakeholder groups, including policyholders, shareholders, debt-holders, employees, regulators, rating agencies and other capital market participants. Our risk framework endeavours to appropriately balance the needs, expectations, risk and reward perspectives and investment horizons of these stakeholders. Our risk management approach is designed to support long-term credit and financial strength ratings, strong capital levels, ongoing favourable access to capital markets and the continuing enhancement of our overall franchise value and brand.

Our risk management framework recognizes that effective risk management requires that objectives and incentives be aligned to ensure that management’s decisions are consistent with our desired risk and return profile. Compensation practices for executives are approved by the Board and aligned with our risk philosophy, values, business and risk strategies, and long-term interests. As appropriate, risk management goals are considered in establishing annual performance objectives.

Capability Alignment

Our risk appetite is aligned with our inherent risk management capabilities. Our ability to perform robust risk assessments, the quality of our risk governance and control environment and the depth and quality of our risk response and pricing strategies are particularly important capabilities in this regard. We seek out profitable risk-taking opportunities in those areas where we have established risk management skills and capabilities. Conversely, we endeavour to avoid risks that are beyond our risk-taking capability.

Risk Budgeting

We seek to allocate our risk-taking capacity in a manner that optimizes the overall level of risk-adjusted returns and stakeholder value creation. Budgeting of risk-taking capacity is managed through the application of prescribed risk tolerance limits and the embedding of strong risk management discipline into a wide range of key management decision-making processes.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 51

Portfolio Perspective

Risk-return trade-offs are assessed and managed based on the intrinsic merits of a particular opportunity and by their marginal contribution to our overall risk profile and business portfolio. This perspective is extended to the development of risk mitigation and pricing strategies, recognizing that often the most cost-effective way of managing risk involves utilizing available diversification relationships already inherent in our business model and risk portfolio.

Risk to Reputation

A financial institution’s reputation is one of its most important assets. We recognize the increasingly important and high-profile role that a strong enterprise-wide risk management discipline can play in this regard. A key objective of our enterprise risk management framework is to help ensure that it continues to operate under standards that support its ability to maintain and build upon a sound corporate brand and reputation.

Governance Structure and Accountabilities

Our enterprise-wide risk management framework sets out lines of responsibility and authority for risk-taking, governance and control.

Board of Directors

Our Board of Directors is responsible for ensuring that risk management policies and practices are in place. Through approval of our risk appetite and ongoing oversight, the Board of Directors ensures that our principal risks are appropriately identified and managed. The Board of Directors has delegated this function to its Risk Review Committee, which is a standing committee of the Board of Directors. The primary functions of the Risk Review Committee are to assist the Board of Directors with its oversight role with respect to the review and approval of risk management policies, ensuring the identification of major areas of risk facing the Company and the development of strategies to manage those risks, and to review compliance with risk management policies implemented by the Company.

The Board of Directors has delegated the approval of investment risk management policies to its Investment Oversight Committee. This committee is responsible for the oversight of investment policies, practices, procedures and controls related to the management of the general fund investment portfolio, the approval and monitoring of the annual Investment Plan and monitoring the investment performance of enterprise pension and savings plans.

The Board of Directors has delegated the approval of compliance risk management policies to its Governance and Conduct Review Committee. Its primary functions are to assist the Board of Directors with its oversight role by developing effective corporate governance guidelines and processes; reviewing policies and processes to sustain ethical behaviour; reviewing reports related to compliance with legal and regulatory matters; assessing the effectiveness of the Board of Directors and its Committees as well as the contributions of individual Directors; and identifying and recommending for election as Directors those individuals with Board-determined competencies, skills and qualities who are best suited to complement the current Board composition.

The Management Resources Committee is responsible for assisting the Board of Directors in ensuring we have the leadership resources for succession of senior executive positions and programs to effectively attract, retain, develop and reward executives for achieving our strategic objectives.

The Audit Committee’s primary function is to assist the Board of Directors with its oversight role with respect to the integrity of financial statements and information provided to shareholders and others, the Company’s compliance with financial regulatory requirements, the adequacy and effectiveness of the internal control environment implemented and maintained by management. The Committee is also responsible for the qualifications, independence and performance of the external auditor who is accountable to the Audit Committee, the Board of Directors and the shareholders.

Senior Management Committees

The Executive Risk Committee is responsible for providing executive oversight of the Company’s enterprise risk management activities. This mandate includes executive oversight of the development and articulation of the Company’s formal risk appetite and tolerance limits, the processes in place to ensure ongoing identification of major risks facing the Company and the development of strategies and tactics to manage those risks in accordance with the risk appetite and overall objective of optimizing the global risk/return profile of the Company.

The Corporate Credit Committee is responsible for addressing credit risk holistically within the company and makes significant credit decisions. The Committee provides a forum to discuss credit from an aggregated perspective, supporting credit risk discussions throughout the organization, and providing a forum to challenge decisions and debate risk issues.

52 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

The Corporate Asset Liability Management Committee is responsible for providing executive oversight and direction for the effective measurement, control and management of the market (i.e., interest rate, equity and foreign exchange) and liquidity risks arising from the Company’s investing, financing and insurance underwriting activities.

The Executive Investment Committee is responsible for providing oversight on new investment initiatives and reviewing resource capacity, overall portfolio analytics and portfolio composition, sector reviews, derivative processes and positions, impairment reviews, quarterly financial information, the annual investment plan, new investment initiatives, investment finance systems/projects and investment control processes.

Accountabilities

Primary accountability for risk management is delegated by the Board of Directors to our CEO, and the CEO further delegates responsibilities throughout the Company through a framework of management authorities and responsibilities. The CEO delegates line accountability for the various classes of risk management to our executive officers, who are accountable for ensuring the day-to-day management of enterprise risk in their scope of business accountability in accordance with Board-approved risk policies and this framework. In particular, business segment leaders have overall, front line accountability for managing the risks in their operations and a network of compliance and risk officers provide independent oversight of these activities.

Our governance model for risk management also includes oversight from the various functional heads in the Corporate Office. There are functional heads for all key business oversight functions such as the Chief Compliance Officer, the Chief Privacy Officer and the Chief Internal Auditor. The Internal Audit function supports our risk management activities through ongoing assessments of the effectiveness of, and adherence to, internal controls. All of the functional heads support the Chief Risk Officer (the “CRO”) in the development and communication of our enterprise risk management function. The CRO is supported by a network of business segment risk officers. The CRO is responsible for developing and communicating the risk management framework, and for overseeing development and implementation of risk management strategies aimed at optimizing the global risk-return profile of the Company. The CRO role is responsible for providing independent functional oversight of our enterprise-wide risk management programs by ensuring that effective risk management processes are in place for risk identification, risk measurement and assessment, risk response development, risk monitoring and control, and reporting and communication of risks inherent in our activities.

Risk Management Policies

In order to support the effective communication, implementation and governance of our enterprise risk framework, we have codified our processes and operational requirements in a comprehensive series of risk management policies and operating guidelines. These policies and guidelines promote the application of a consistent approach to managing risk exposures across our global business platform. These risk management policies are reviewed and approved annually by the Risk Review Committee, Investment Oversight Committee and Governance and Conduct Review Committee. These Committees also receive an annual report summarizing management’s attestation of compliance to these policies.

Risk Categories

The shaded text and tables in the following section of this MD&A represent our disclosure on credit, market and liquidity risks in accordance with IFRS 7, Financial Instruments – Disclosures and includes a discussion on how we measure risk and our objectives, policies and methodologies for managing these risks. Therefore, the shaded text and tables represent an integral part of our audited annual Consolidated Financial Statements for the years ended December 31, 2011, and December 31, 2010. The shading in this section does not imply that these disclosures are of any greater importance than non-shaded tables and text, and the Risk Management disclosure should be read in its entirety.

Our Enterprise Risk Management Framework highlights five major risk categories – Credit Risk, Market Risk, Insurance Risk, Operational Risk and Strategic Risk.

Credit Risk

Risk Description

Credit risk is the risk of loss from amounts owed by our financial counterparties. We are subject to credit risk in connection with issuers of securities held in our investment portfolio, debtors (e.g., mortgagors), structured securities, reinsurers, derivative counterparties, other financial institutions (e.g., amounts held on deposit) and other entities. Losses may occur when a counterparty fails to make timely payments pursuant to the terms of the underlying contractual arrangement or when the counterparty’s credit rating or risk profile otherwise deteriorates. Credit risk can also arise in connection with deterioration in the value of or ability to realize on any underlying security that may be used to collateralize the debt obligation. Credit risk can occur at multiple levels, as a result of broad economic conditions, challenges within specific sectors of the economy, or from issues affecting individual companies. Events that result in defaults, impairments or downgrades of the securities in our investment portfolio would cause the Company to record realized or unrealized losses and increase our provisions for asset default, adversely impacting earnings.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 53

Credit Risk Management Governance and Control

Credit risk is one of our core risks that is assumed in order to realize the organization’s business objectives. We endeavour to assume only the amount of credit risk that is consistent with our consolidated risk appetite and produces an appropriate rate of return for the capital employed.

The Board of Directors, the Risk Review Committee and the Investment Oversight Committee, are responsible for providing appropriate oversight of credit risk. The investment function is responsible for day-to-day portfolio credit risk selection and underwriting and for monitoring implementation of and compliance with policies and strategies, and providing analytics support and management information reporting for all of the asset classes and for the portfolio management function. The Corporate Risk Management function is responsible for providing oversight of our enterprise risk management programs by ensuring that effective processes are in place for the ongoing identification, assessment, monitoring, reporting and mitigation of risks inherent in the organization’s activities. Specific accountabilities include ongoing policy administration and sponsorship of the Corporate Credit Risk Policy, approval and monitoring of enterprise and Business Group credit risk limits, independent validation of internal risk ratings and internal risk models, and development and coordination of enterprise-wide risk reporting to the appropriate executive and board committees. The Corporate Credit Committee enhances overall governance of Credit Risk Management activities, with a particular focus on the oversight of enterprise level concentrations and exposures, emerging risk issues and trends in credit market movements.

Our core principles of credit risk management include asset diversification, fundamental research and analysis of cash flows, proactive and continuous monitoring, active management and relative value assessment, with the objective of optimizing risk adjusted returns, with due consideration for the impacts of capital and taxation.

Key controls utilized in the management and measurement of credit risk are outlined below:

• Enterprise-wide risk appetite and tolerance limits have been established for credit risk
• Ongoing monitoring and reporting of credit risk sensitivities against pre-established risk tolerance limits
• Detailed credit risk management policies, guidelines and procedures
• Specific investment diversification requirements such as defined investment limits for asset class, geography and industry
• Risk-based credit portfolio, counterparty and sector exposure limits
• Mandatory use of credit quality ratings for portfolio investments which are established and reviewed regularly
• Comprehensive due diligence processes and ongoing credit analysis
• Regulatory solvency requirements that include risk-based capital requirements
• Comprehensive compliance monitoring practices and procedures including reporting against pre-established investment limits
• Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk
• Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse credit developments
• Reserve provisions are established in accordance with standards set forth by the CIA
• Target capital levels that exceed regulatory minimums
• Active credit risk governance including independent monitoring and review and reporting to senior management and the Board

Additional information concerning credit risk can be found in Note 6 to our 2011 Consolidated Financial Statements.

Market Risk

Risk Description
We are exposed to significant financial and capital market risk – the risk that the fair value or future cash flows of an insurance contract or financial instrument will fluctuate because of changes or volatility in market prices. Market risk includes: (i) equity market risk, resulting from changes in equity market prices; (ii) interest rate risk, resulting from changes in interest rates or spreads; (iii) currency risk, resulting from changes in foreign exchange rates; and (iv) real estate risk resulting from changes in real estate prices. In addition, we are subject to other price risk resulting from changes in market prices other than those arising from equity risk, interest rate risk, currency risk or real estate risk, whether those changes are caused by factors specific to the individual insurance contract, financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market.

These factors can also give rise to liquidity risk if we are forced to sell assets at depressed market prices in order to fund our commitments. Market changes and volatility could be the result of general capital market conditions or specific social, political or economic events.

Market Risk Management Governance and Control
We employ a wide range of market risk management practices and controls, as outlined below:

• Enterprise-wide risk appetite and tolerance limits have been established for market risk
• Market risk exposures are compared to pre-established risk tolerance limits and reported to the Risk Review Committee of the Board on a regular basis
• Detailed asset-liability and market risk management policies, guidelines and procedures are in place

•    Management and governance of market risks is achieved through various asset-liability management and risk committees that oversee key market risk strategies and tactics, review compliance with applicable policies and standards, and review investment and hedging performance

• Hedging and asset-liability management programs are maintained in respect of key selected market risks
• Product development and pricing policies require a detailed risk assessment and pricing provisions for material market risks
• Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse market movements
• Insurance contract liability provisions are established in accordance with standards set forth by the CIA
• Target capital levels established that exceed regulatory minimums

54 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Equity Market Risk
Equity market risk is the potential for financial loss arising from declines and volatility in equity market prices. We are exposed to equity risk from a number of sources. Our primary exposure to equity risk arises in connection with benefit guarantees on variable annuity and segregated fund annuity contracts (i.e., segregated fund products in SLF Canada, variable annuities in SLF U.S. and run-off reinsurance in our Corporate segment). These benefit guarantees are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization.

We derive a portion of our revenue from fee income generated by our asset management businesses and from certain insurance and annuity contracts where fee income is levied on account balances that generally move in line with equity market levels. Accordingly, adverse fluctuations in the market value of such assets would result in corresponding adverse impacts on our revenue and net income. In addition, declining and volatile equity markets may have a negative impact on sales and redemptions (surrenders) for this business, resulting in further adverse impacts on our net income and financial position.

We also have direct exposure to equity markets from the investments supporting other general account liabilities, surplus and employee benefit plans. These exposures generally fall within our risk-taking philosophy and appetite and are therefore generally not hedged.

Interest Rate Risk
Interest rate risk is the potential for financial loss arising from changes or volatility in interest rates or spreads when asset and liability cash flows do not coincide. We are exposed to interest rate risk when the cash flows from assets and the policy obligations they support are significantly mismatched, as this may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows in unfavourable interest rate environments. The impact of changes or volatility in interest rates or spreads are reflected in the valuation of our financial assets and liabilities for insurance contracts in respect of insurance and annuity products.

Our primary exposure to interest rate risk arises from certain general account products and variable annuity and segregated fund contracts, which contain explicit or implicit investment guarantees in the form of minimum crediting rates, guaranteed premium rates, settlement options and benefit guarantees. If investment returns fall below guaranteed levels, we may be required to increase liabilities or capital in respect of these contracts. The guarantees attached to these products may be applicable to both past premiums collected and future premiums not yet received. Variable annuity and segregated fund contracts provide benefit guarantees that are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. These products are included in our asset-liability management program and the residual interest rate exposure is managed within risk tolerance limits.

Declines in interest rates or narrowing spreads can result in compression of the net spread between interest earned on investments and interest credited to policyholders. Declines in interest rates or narrowing spreads may also result in increased asset calls, mortgage prepayments and net reinvestment of positive cash flows at lower yields, and therefore adversely impact our profitability and financial position. In contrast, increases in interest rates or a widening of spreads may have a material impact on the value of fixed income assets, resulting in depressed market values, and may lead to losses in the event of the liquidation of assets prior to maturity.

A sustained low interest rate environment may adversely impact the primary demand for a number of our core insurance offerings requiring a significant repositioning of our product portfolio, and also increase the likelihood of higher surrenders (redemptions) and insurance claims (for example, increased incidence and reduced termination rates in respect of disability related claims). This may contribute to adverse developments in revenues and cost trends and our overall profitability.

Significant changes or volatility in interest rates, or spreads could have a negative impact on sales of certain insurance and annuity products, and adversely impact the expected pattern of redemptions (surrenders) on existing policies. Increases in interest rates or widening spreads may increase the risk that policyholders will surrender their contracts, forcing us to liquidate investment assets at a loss and accelerate recognition of certain acquisition expenses. While we have established hedging programs in place and our insurance and annuity products often contain surrender mitigation features, these may not be sufficient to fully offset the adverse impact of the underlying losses.

We also have direct exposure to interest rates and spreads from investments supporting other general account liabilities, surplus and employee benefit plans. Lower interest rates or a narrowing of spreads will result in reduced investment income on new fixed income asset purchases. Conversely, higher interest rates or wider spreads will reduce the value of our existing assets. These exposures generally fall within our risk-taking philosophy and appetite and are therefore generally not hedged.

We have implemented ongoing asset-liability management and hedging programs involving regular monitoring and adjustment of risk exposures using financial assets, derivative instruments and repurchase agreements to maintain interest rate exposures within our risk tolerances. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors including changes in interest rate levels and volatility, and changes in the general market and regulatory environment within which these hedging programs operate. In addition, these programs may themselves expose us to other risks.

Market Risk Sensitivities
We utilize a variety of methods and measures to quantify our market risk exposures. These include duration management, key rate duration techniques, convexity measures, cash flow gaps, scenario testing, and sensitivity testing of earnings and regulatory capital ratios versus risk tolerance limits which are calibrated to our risk appetite.

Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in the financial statements.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 55

The market value of our fixed income and equity securities fluctuate based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS and held primarily in our surplus segment increases (decreases) with declining (rising) interest rates. Similarly, the market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is dependent upon the initial unrealized gains (losses) or OCI position at the start of the period and the change in market values in the current period up to the point of sale for those assets which were sold. The sale of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

In 2011, we realized $202 million (pre-tax) in net gains on the sale of AFS assets. At December 31, 2011, the net unrealized gains or OCI position on AFS fixed income and equity assets was $266 million and $53 million, respectively, after-tax.

The following table sets out the estimated immediate impact or sensitivity of our net income, OCI and Sun Life Assurance’s MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at December 31, 2011 and December 31, 2010.

Interest rate and equity market sensitivities

as at December 31, 2011
Changes in interest rates(1)	Net income ($ millions)(3)	Increase/(decrease) in after-tax OCI ($ millions)(4)	MCCSR(5)
50 basis point increase	$250	$(150)	Up to 5 percentage points increase
50 basis point decrease	$(300)	$200	Up to 5 percentage points decrease
100 basis point increase	$500	$(350)	Up to 10 percentage points increase
100 basis point decrease	$(700)	$350	Up to 15 percentage points decrease

Changes in equity markets(2)
10% increase	$100	$50	Up to 5 percentage points increase
10% decrease	$(150)	$(50)	Up to 5 percentage points decrease
25% increase	$200	$150	Up to 5 percentage points increase
25% decrease	$(350)	$(150)	Up to 10 percentage points decrease

as at December 31, 2010
Changes in interest rates(1)	Net income ($ millions)(3)	Increase/(decrease) in after-tax OCI ($ millions)(4)	MCCSR(5)
100 basis point increase	$50 to $150	$(300) to $(400)	Up to 8 percentage points increase
100 basis point decrease	$(150) to $(250)	$325 to $425	Up to 10 percentage points decrease

Changes in equity markets(2)
10% increase	$25 to $75	$25 to $75	Up to 5 percentage points increase
10% decrease	$(125) to $(175)	$(25) to $(75)	Up to 5 percentage points decrease
25% increase	$50 to $150	$100 to $200	Up to 5 percentage points increase
25% decrease	$(475) to $(575)	$(100) to $(200)	Up to 10 percentage points decrease

(1)   Represents a parallel shift in assumed interest rates across the entire yield curve as at December 31. Variations in realized yields based on different terms to maturity, asset class types, credit spreads and ratings may result in realized sensitivities being significantly different from those illustrated above. Beginning December 31, 2011, sensitivities include the impact of re-balancing interest rate hedges for variable annuities and segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates). Sensitivities for a 50 basis point change in interest rates are unavailable as at December 31, 2010.

(2)   Represents the respective change across all equity markets as at December 31. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Beginning December 31, 2011, sensitivities include the impact of re-balancing equity hedges for variable annuities and segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(3)   The market risk sensitivities include the expected mitigation impact of our hedging programs in effect as at December 31, and include new business added and product changes implemented during the year.

(4)   A portion of assets designated as AFS are required to support certain policyholder liabilities and any realized gains (losses) on these securities would result in a commensurate increase (decrease) in actuarial liabilities.

(5)   The MCCSR sensitivities illustrate the impact on the MCCSR ratio for Sun Life Assurance as at December 31. This excludes the impact on assets and liabilities that are  included in Sun Life Financial, but not included in Sun Life Assurance.

Our net income and MCCSR sensitivities to changes in interest rates have increased from the prior year primarily as a result of lower interest rates as well as the implementation of a change related to Hedging in the Liabilities.

56 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

We used a 50 basis point change in interest rates and a 10% change in our equity markets to determine the above sensitivities because we believe that these market shocks were reasonably possible as at December 31, 2011. We have also disclosed the impact of a 100 basis point change in interest rates and a 25% change in equity markets to illustrate that significant changes in interest rates and equity market levels may result in other than proportionate impacts on our sensitivities.

Variable annuity and segregated fund guarantees

Approximately 80% to 90% of our sensitivity to equity market risk and 30% to 40% of our sensitivity to interest rate risk is derived from segregated fund products in SLF Canada, variable annuities in SLF U.S. and run-off reinsurance in our Corporate business segment. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing for the guarantees in respect of our variable annuity and segregated fund contracts is uncertain and will depend upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided in our variable annuity and segregated fund businesses.

Variable annuity and segregated fund risk exposures

($ millions)	December 31, 2011
	Fund value	Amount at risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	11,823	769	11,704	655
SLF U.S.	25,021	3,123	27,803	1,997
Run-off reinsurance(4)	2,542	642	2,267	536
Total	39,386	4,534	41,774	3,188

	December 31, 2010
	Fund value	Amount at risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,494	300	11,347	116
SLF U.S.	23,923	2,064	25,697	221
Run-off reinsurance(4)	3,070	641	2,614	403
Total	39,487	3,006	39,658	740
(1)	The “amount at risk” represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The amount at risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.
(2)	For guaranteed lifetime withdrawal benefits, the “value of guarantees” is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.
(3)	The “insurance contract liabilities” represent management’s provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with valuation standards.
(4)	The run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business has been discontinued and is part of a closed block of reinsurance which is included in our Corporate business segment.

The movement of the items in the table above from December 31, 2010 to December 31, 2011 was primarily as a result of:

(i)	fund value was relatively unchanged as the net impact of new business written in 2011 and the weakening of the Canadian dollar against foreign currencies was offset by unfavourable equity market movement in Canada.
(ii)	the amount at risk increased due to the unfavourable impact of capital market movements
(iii)	the value of guarantees has increased as a result of net new business written and the weakening of the Canadian dollar against foreign currencies relative to prior period end exchange rates
(iv)	insurance contract liabilities increased due to unfavourable market related impacts, primarily interest rates, the change related to Hedging in the Liabilities, and net new business written.

Variable annuity and segregated fund hedging

We have implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the interest rate and equity market-related volatility in the cost of providing for variable annuity and segregated fund guarantees. As at December 31, 2011, over 90% of our total variable annuity and segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our equity and interest rate exposure related to these contracts is hedged. For those variable annuity and segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and a portion of the policy fees as we are primarily focused on hedging the expected economic costs associated with providing these guarantees. For those variable annuity and segregated fund contracts included in the interest rate hedging program, we currently hedge over 80% of the exposure.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and 10% and 25% decrease in equity markets for variable annuity and segregated fund contracts.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 57

Impact of variable annuity and segregated fund hedging

($ millions)	Changes in Interest Rates(2)		Changes in Equity Markets(3)
Net income sensitivity(1)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(500)	(1,050)	(550)	(1,550)
Hedging impact	400	800	450	1,250
Net of hedging	(100)	(250)	(100)	(300)

(1)	Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to interest rate and equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.
(2)

Represents a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2011. Variations in realized yields based on different terms to maturity, asset class types, credit spreads and ratings may result in realized sensitivities being significantly different from those illustrated above. Beginning December 31, 2011, sensitivities include the impact of re-balancing interest rate hedges for variable annuities and segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

(3)	Represents the change across all equity markets as at December 31, 2011. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Beginning December 31, 2011, sensitivities include the impact of re-balancing equity hedges for variable annuities and segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Our hedging strategy is applied both at the line of business/product level and enterprise level using a combination of longer-dated put options and dynamic hedging techniques (i.e. frequent re-balancing of short-dated interest rate and equity derivative contracts). We actively monitor our overall market exposure and may implement tactical hedge overlay strategies (primarily in the form of futures contracts) in order to align expected earnings sensitivities with enterprise risk management objectives.

Real Estate Risk

We are exposed to real estate risk arising from fluctuations in the value or future cash flows on real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A 10% decrease in the value of our direct real estate investments would decrease net income by approximately $150 million. Conversely, a 10% increase in the value of our direct real estate investments would increase net income by $150 million.

Equity, Interest Rate and Real Estate Sensitivities – additional cautionary language and key assumptions
Our market risk sensitivities are forward-looking information. They are measures of our estimated net income and OCI sensitivity to changes in interest rate and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or the current valuation allowance on deferred tax assets. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The potential extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2010 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to real estate price levels and capital sensitivities to changes in interest rates and equity price levels. These sensitivities are also forward-looking information and MCCSR sensitivities are non-IFRS financial measures. For additional information, see Use of Non-IFRS Financial Measures. The cautionary language which appears in this section is also applicable to the real estate and MCCSR sensitivities. In particular, these sensitivities are based on interest rate, equity market and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, equity market and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

The sensitivities reflect the composition of our assets and liabilities as at December 31, 2011 and December 31, 2010. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge assets and programs in place as at the December 31 calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at December 31, 2011 and December 31, 2010, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

58 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Our hedging programs may themselves expose us to other risks such as basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk, and increased levels of liquidity risk, model risk, and other operational risks. These factors may adversely impact the net effectiveness, costs and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs include various elements aimed at mitigating these effects (for example, hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties and transacting through ISDA agreements that generally include applicable credit support annexes), residual risk and potential reported earnings and capital volatility remain.

For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impacts will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to variable annuity and segregated fund products should be read in conjunction with the information contained in the Outlook, Critical Accounting Policies and Estimates and Risk Management sections in our annual MD&A and in the Risk Factors and Regulatory Matters sections in our AIF.

Currency Risk
Currency risk is the result of mismatches in the currency of our assets and liabilities (inclusive of capital), and cash flows. This risk may arise from a variety of sources such as foreign currency transactions and services, foreign exchange hedging, investments denominated in foreign currencies, investments in foreign subsidiaries and net income from foreign operations.

As an international provider of financial services, we operate in a number of countries, with revenues and expenses denominated in several local currencies. In each country in which we operate, we generally maintain the currency profile of assets so as to match the currency of aggregate liabilities and required surplus. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. Foreign exchange derivative contracts such as currency swaps and forwards are used as a risk management tool to manage the currency exposure in accordance with our asset-liability risk management policy. As at December 31, 2011, and December 31, 2010, the Company did not have a material currency risk exposure on a functional currency basis.

Changes in exchange rates can, however, affect our net income and surplus when results in functional currencies are translated into Canadian dollars. Net income earned outside of Canada is generally not currency hedged and a weakening in the local currency of our foreign operations relative to the Canadian dollar can have a negative impact on our net income reported in Canadian currency, and vice versa.

Insurance Risk

Risk Description

Insurance risk is the uncertainty of product performance due to differences between the actual experience and expected assumptions affecting amounts of claims, benefits payments, expenses and the cost of embedded options and guarantees related to insurance risks. This risk class includes risk factors relating to product development and pricing, mortality, morbidity, longevity, policyholder behaviour and reinsurance.

Insurance Risk Management Governance and Control

Insurance risk is managed through a number of enterprise-wide controls addressing a wide range of insurance risk factors, as follows:

•	Enterprise-wide insurance underwriting and claims, product development and pricing, and reinsurance risk management policies
•	Product development and pricing policies require detailed risk assessment and provision for material insurance risks
•	Insurance contract liability provisions are established in accordance with standards set forth by the CIA
•	Target capital levels established that exceed regulatory minimums
•	Board-approved maximum retention limits (amounts issued in excess of these limits are reinsured)
•	Various limits, restrictions and fee structures may be introduced into plan designs in order to establish more homogeneous policy risk profile and limit potential for anti-selection
•	Enterprise underwriting and risk selection standards with oversight by corporate underwriting and claims risk management function
•	Diversification and risk pooling is managed by aggregation of broad exposures across product lines, geography, distribution channels, etc.
•	Experience studies (both Company specific and industry level) and Source of Earnings analysis are periodically monitored and factored into ongoing valuation, renewal and new business pricing processes
•	Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse movements in insurance risk factors
•

We have established a reinsurance ceded policy to set acceptance criteria and protocols to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers. Our reinsurance counterparty risk profile is monitored closely, including through regular reporting to the Risk Review Committee of the Board of Directors

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 59

Operational Risk

Risk Description

Operational risk is the uncertainty arising from larger than expected losses or damage to finances or reputation resulting from inadequate or failed internal processes, controls, people, systems, or from external events. Operational risk is naturally present in all of our business activities and encompasses a broad range of risks, including those pertaining to legal and regulatory compliance, business interruption, model risk, information system security and privacy, outsourcing, theft and fraud, environmental risk, human resource management, liquidity risk, processing errors, complex modelling, and damage to physical assets. Operational risk management is also embedded in the practices utilized to manage other risks, therefore, if not managed effectively, operational risk can impact our ability to manage other key risks such as credit risk, market, liquidity and insurance risk.

Operational Risk Management Governance and Control

Our governance practices, corporate values, Code of Conduct and enterprise-wide approach to managing risk set the foundation for mitigation of operational risks. Our Code of Conduct sets the tone for a strong ethical culture, and we regularly review and update the Code of Conduct to ensure that it continues to meet the expectations of regulators and other stakeholders. All our employees must reconfirm annually their understanding of and commitment to comply with the Code of Conduct.

We enhance this foundation by establishing appropriate internal controls and systems, compensation programs, and by seeking to hire and retain trained and competent people throughout the organization. We align compensation programs with business strategy, long-term shareholder value and good governance practices, and we benchmark them against peer companies. We perform ongoing monitoring and reporting of all significant operational risks, including regular briefings to senior management and Board Committees.

Through our corporate insurance program, we transfer a portion of our operational risk exposure by purchasing enterprise and local insurance coverage that provides some protection against unexpected material losses resulting from events such as criminal activity, property loss or damage and liability exposures, or that satisfies legal requirements and contractual obligations.

The following is a description of enterprise-wide risk management programs for key operational risks that could materially impact our ability to do business or our reputation.

Legal and Regulatory Risk

As a result of our global activities, we are subject to extensive regulatory oversight by insurance and financial services regulators in the jurisdictions in which we conduct business. Failure to comply with applicable laws or regulations could result in financial penalties or sanctions, or damage our reputation.

Our Chief Compliance Officer oversees our comprehensive enterprise-wide compliance framework, which is consistent with regulatory guidance from OSFI and other regulators. This framework promotes proactive, risk-based management of compliance and regulatory risk, and includes: enterprise and business segment policies, standards and operating guidelines, programs to promote awareness of laws and regulations that impact us, ongoing monitoring of emerging legal issues and regulatory changes, and training programs. There are also new employee orientation programs which include anti-money laundering and anti-terrorist financing, privacy, and information security risk management. To ensure effective oversight and implementation, the framework is supported by an enterprise network of compliance officers and the general counsel in each business segment. The Chief Compliance Officer reports regularly to the Board of Directors on the state of enterprise compliance, key compliance risks, escalation of key issues and key risk indicators.

Human Resources Risk

We compete with other insurance companies and financial institutions for qualified executives, employees and agents. Competition for the best people is intense and an inability to recruit and retain qualified individuals may impede our ability to execute our business strategies or to conduct our operations. We have therefore established and implemented comprehensive human resource policies, standards and practices. We are committed to employee training and development. Our compensation program is designed to attract, motivate and retain high-performing employees, and to encourage sound risk management practices by all employees. We assess talent through leadership review processes and build leadership bench strength and depth to succession options through enterprise leadership development programs. Employee engagement is monitored through enterprise-wide employee engagement surveys and strategies are implemented to address any issues.

Financial Models Risk

We use highly complex models to support many business functions including pricing, valuation, asset liability management and risk management. To manage financial models risk, we have established an enterprise-wide model risk program including policies and operating guidelines, which outline risk-based requirements for maintaining inventories of significant models, model risk assessment, controls, documentation, change management, testing and periodic independent reviews.

Business Interruption Risk

Disruption to operations or systems from man-made or natural disasters may occur. To manage this risk, we have implemented an enterprise-wide Business Continuity program including policies and standards and crisis management and disaster recovery programs. These policies and programs are designed to ensure that, to the extent practically possible, key business functions can continue and normal operations can resume effectively and efficiently should a major disruption occur. These programs are periodically tested, and each business unit maintains its own business continuity plans under the oversight of the global business continuity program. Our plans are updated on an annual basis. We also have off-site backup facilities and failover capability designed to minimize downtime and accelerate recovery time. Our Chief Information Officer is responsible for oversight of the enterprise business continuity program.

Information Security Risks

Information security breaches could occur and may result in inappropriate use or release of personal and confidential information. Security governance is the foundation for establishing and maintaining a secure environment. To mitigate this risk, we have implemented an enterprise-wide security program which is overseen by the Chief Information Officer. This program encompasses the

60 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

governance framework for security in the Company, and includes policies and standards that are aligned to recognized industry standards and are compliant with applicable laws and regulations. In addition, we conduct mandatory security awareness training for all employees on an annual basis. An incident management process is established for monitoring and managing security events.

Privacy Risk

Privacy breaches could occur and may result in unauthorized disclosure or use of personal information. Many jurisdictions in which we do business are developing and implementing more stringent privacy legislation. In order to mitigate this risk, we have implemented a global privacy program which includes a global privacy commitment, policies and standards, ongoing monitoring of emerging privacy legislation and a network of privacy officers. Processes have been established to provide guidance on handling personal information and for reporting privacy incidents and issues to appropriate management for response and resolution. Enterprise oversight is provided by the Chief Privacy Officer.

Technology Risk

We use technology to support virtually all aspects of our business and operations. To manage the risks associated with our technology infrastructure, we have implemented a number of policies, standards and controls to ensure ongoing operational integrity, systems availability, data integrity and information security. A system development protocol and process has been designed and implemented. Our global technology infrastructure is overseen by the Chief Information Officer.

Outsourcing Risk

We choose to outsource some services to external third parties, including information technology, operations and investment management. There is a risk that these third parties may be unable to meet their ongoing service commitments, which could jeopardize our business. To manage this risk, we have established an enterprise-wide outsourcing policy which is consistent with OSFI requirements. Our outsourcing program includes specific requirements for risk management programs to manage each significant outsourcing arrangement, and also includes annual Board reporting.

Environmental Risk

An environmental issue on a property owned by us or on any property with which we are affiliated could result in financial or reputational loss. As an organization we are committed to conducting our business activities in a manner that recognizes the need to preserve the quality of the environment. An environmental risk management program is maintained to help protect investment assets (primarily real estate, mortgage and structured finance portfolios where such assets are central to the underlying credit) from losses due to environmental issues and to help ensure compliance with applicable laws. We have programs in place across our real estate portfolio to identify and mitigate environmental risks, to conserve energy and to reduce waste. In providing credit to borrowers or making equity investments in private firms, we take reasonable steps to assess that counterparties are environmentally responsible.

Our operations have an impact on the environment, which also carry a measure of risk of financial and reputational loss. These practices and impacts include, but are not limited to, operating footprint, carbon disclosure and contribution to climate change, response to emerging environmental regulatory and public policy developments, and supplier and corporate client environmental impacts and practices. External factors such as corporate client expectations around environmental performance, resource constraints, impact of climate change and costs associated with adaptation are also potential sources of environmental risk.

Our cross-functional International Sustainability Council works to identify and act on environmental risks and opportunities. We report on environmental management annually in the Public Accountability Statement.

Liquidity Risk

We generally maintain a conservative liquidity position and employ a wide range of liquidity risk management practices and controls, which are described below:

•	Liquidity is managed in accordance with our liquidity policies and operating guidelines
•

Stress testing of our liquidity is performed by comparing liquidity coverage ratios under one-month and one-year stress scenarios to our policy thresholds. These liquidity ratios are measured and managed at the business segment level and at the total Company level

•

Cash management and asset-liability management programs support our ability to maintain our financial position by ensuring that sufficient cash flow and liquid assets are available to cover potential funding requirements. We invest in various types of assets with a view of matching them to our liabilities of various durations

•	Target capital levels exceed regulatory minimums. We actively manage and monitor our capital and asset levels, and the diversification and credit quality of our investments
•	We maintain various credit facilities for general corporate purposes
•	We also maintain liquidity contingency plans for the management of liquidity in the event of a liquidity crisis

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 61

The following table summarizes the contractual maturities of our significant financial liabilities and contractual commitments as at December 31, 2011, and December 31, 2010.
Financial Liabilities and Contractual Obligations

December 31, 2011 ($ millions)	Within 1 year	1 year to 3 years	3 years to 5 years	Over 5 years	Total
Insurance and investment contract liabilities(1)	11,083	11,018	9,202	146,539	177,842
Senior debentures and unsecured financing(2)	124	248	248	5,493	6,113
Subordinated debt(2)	171	342	484	3,770	4,767
Innovative capital instruments(2)	44	87	87	1,588	1,806
Bond repurchase agreements	1,341	–	–	–	1,341
Accounts payable and accrued expenses	4,318	–	–	–	4,318
Borrowed funds(2)	76	82	145	93	396
Total liabilities	17,157	11,777	10,166	157,483	196,583
Contractual commitments(3)
Contractual loans, equities and mortgages	694	490	50	116	1,350
Operating leases	85	128	92	204	509
Total contractual commitments	779	618	142	320	1,859

December 31, 2010 ($ millions)	Within 1 year	1 year to 3 years	3 years to 5 years	Over 5 years	Total
Insurance and investment contract liabilities(1)	11,800	10,321	10,029	151,820	183,970
Senior debentures and unsecured financing(2)	122	245	245	5,673	6,285
Subordinated debt(2)	171	343	500	3,908	4,922
Innovative capital instruments(2)	109	217	217	3,781	4,324
Bond repurchase agreements	994	–	–	–	994
Accounts payable and accrued expenses	3,313	–	–	–	3,313
Borrowed funds(2)	94	120	56	60	330
Total liabilities	16,603	11,246	11,047	165,242	204,138
Contractual commitments(3)
Contractual loans, equities and mortgages	420	310	138	100	968
Operating leases	88	146	93	196	523
Total contractual commitments	508	456	231	296	1,491

(1)   These amounts represent the undiscounted estimated cash flows of insurance and investment contract liabilities on our Consolidated Statements of Financial Position. These cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, amounts on deposit, commissions and premium taxes offset by contractual future premiums and fees on in-force contracts. These estimated cash flows are based on the best estimated assumptions used in the determination of insurance and investment contract liabilities. Due to the use of assumptions, actual cash flows will differ from these estimates.

(2)   Payments due based on maturity dates and includes expected interest payments. Actual redemption of certain securities may occur sooner as some include an option for the issuer to call the security at par at an earlier date.

(3)   Contractual commitments and operating lease commitments are not reported on our Consolidated Statements of Financial Position. Additional information on these commitments is included in Note 25 of our 2011 Consolidated Financial Statements.

Strategic Risk

Risk Description

Strategic risk is the risk to future earnings and capital arising from the inability to effectively adapt to change in the competitive, economic, legal and/or political environment or a failure to achieve our strategic plans, through either incorrect choices or improper implementation of those choices.

Strategic Risk Management Governance and Control

The strategic risks for each of our Business Groups and for the Company as a whole are developed as part of the annual risk identification process through which we develop and maintain a register of enterprise key risks. These risks are then included as one of the key inputs into the development of strategic plans as part of our integrated planning process. Our business plans, which include business initiatives required to achieve our plan objectives, are then developed from these strategic plans.

Strategic risk is managed through our formal strategic and business planning process. Our strategic plans are reviewed and discussed by our Executive Team and then the key themes, issues and risks emerging are discussed by the Board of Directors. Our business plans are subject to approval by the Board of Directors, which also receive regular reviews of implementation progress against key business plan objectives. Appropriate Board committees receive regular updates of the enterprise key risks.

Merger and acquisition transactions are governed by a Board-approved risk management policy and significant transactions require the approval of the Board of Directors.

62 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Capital and Liquidity Management

Our asset-liability management practices allow us to maintain a strong financial position by ensuring that sufficient liquid assets are available to cover our potential funding requirements. We invest in various types of assets with a view to matching them with liabilities of various durations.

The regulatory environments in which we operate are expected to evolve as governments and regulators work to develop the appropriate level of financial regulation required to ensure that capital, liquidity and risk management practices are sufficient to withstand severe economic downturns. In Canada, OSFI is reviewing the alignment of some insurance regulations with certain elements of changes made to the banks’ regulatory framework under the new Basel III Capital Accord. The outcome of this review is uncertain and may impact our position relative to that of other Canadian and international financial institutions with which we compete for business and capital.

Principal Sources of Funds

Our primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Excess cash flows generated from operating activities are generally invested to support future payment requirements. We also raise funds from time to time, through borrowing and issuing of securities, to finance growth, acquisitions or other needs.

As at December 31, 2011, we maintained cash, cash equivalents and short-term securities totalling $8.8 billion, of which 12% were held in relation to certain derivative strategies and bond repurchase agreements. In addition to providing for near-term funding commitments, cash, cash equivalents and short-term securities include amounts that support short-term liabilities.

Net cash, cash equivalents and short-term securities decreased by $477 million in 2011. Cash flows generated by operating activities increased by $3.7 billion in 2011 mainly from higher cash inflow from investment maturities. Financing activities used $1.5 billion of cash in 2011, up $0.4 billion from 2010. The increase largely reflected the redemption of SLEECS for $950 million in 2011, partially offset by the issuance of preferred shares and senior debentures. Investing activities decreased cash by $322 million during 2011 compared to $417 million in 2010. The decrease in cash used in investing activities was primarily due to cash payments on the sale of the life retrocession business in 2010, partially offset by cash used to purchase the minority shares of McLean Budden in the fourth quarter of 2011. The weakening of the Canadian dollar against foreign currencies increased cash flow balances by $10 million in 2011 compared to a decrease of $120 million in 2010.

($ millions)	IFRS 2011	IFRS 2010	CGAAP 2009
Net cash provided by operating activities	2,714	(946)	3,548
Net cash provided by (used in) financing activities	(1,450)	(1,041)	1,052
Net cash provided by (used in) investing activities	(322)	(417)	(3,451)
Changes due to fluctuations in exchange rates	10	(120)	(802)
Increase (decrease) in cash and cash equivalents	952	(2,524)	347
Cash and cash equivalents, beginning of year	3,401	5,925	5,518
Cash and cash equivalents, end of year	4,353	3,401	5,865
Short-term securities, end of year	4,378	4,853	6,003
Cash, cash equivalents and short-term securities, end of year	8,731	8,254	11,868

Liquidity

We generally maintain an overall asset liquidity profile that exceeds requirements to fund potential demand liabilities under prescribed adverse liability demand scenarios. To strengthen our liquidity further, we actively manage and monitor our:

•	capital levels
•	asset levels
•	matching position
•	diversification and credit quality of investments
•	cash forecasts and actual amounts against established targets

We are subject to various regulations in the jurisdictions in which we operate. The ability of SLF Inc.’s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are appropriately funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 63

We maintain various credit facilities for general corporate purposes, as set out in the table below. Unless otherwise noted, all amounts are in Canadian dollars.

($ millions)	December 31, 2011					December 31, 2010

Credit Facility	Amount		Utilized		Expiry	Amount		Utilized		Expiry
Committed	US$	1,000	US$	348	2015	US$	1,000	US$	324	2012
Committed	US$	500	US$	370	2014	US$	500	US$	195	2012
Uncommitted		$210		$90	n/a		$185		$60	n/a

The agreements relating to our committed credit facilities contain typical covenants for investment grade companies regarding solvency, credit ratings and financial strength, all of which were met as at December 31, 2011. These covenants include but are not limited to the maintenance of total equity by SLF Inc. of at least $12 billion, tested as of the last day of each fiscal quarter. SLF Inc.’s total equity was $15.7 billion as at December 31, 2011.

Our failure to comply with the covenants under the committed credit facilities would, subject to grace periods in the case of certain covenants, result in an event of default. This could require us to repay any outstanding borrowings or to cash collateralize letters of credit under such facility. A failure by SLF Inc. (or any of its subsidiaries) to pay an obligation due for an amount exceeding $250 million would also result in an event of default under the committed credit facilities described above.

Based on our historical cash flows, and liquidity management processes, we believe that the cash flow from our operating activities will continue to provide sufficient liquidity for us to satisfy debt service obligations and to pay other expenses as they fall due.

Capital

We have a capital risk policy designed to maintain a strong capital position and to provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with our businesses and to optimize shareholder return. Our capital risk policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength or to allow the Company and its subsidiaries to take advantage of opportunities for expansion. Our capital base is structured to exceed minimum regulatory and internal capital targets and to maintain strong credit and financial strength ratings, while maintaining a capital-efficient structure. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdictions in which we operate. The capital of our international subsidiaries is managed on a local statutory basis in a manner commensurate with their individual risk profiles.

Sun Life Financial, including all of its business groups, engages in a capital planning process annually in which capital deployment options, fundraising and dividend recommendations are presented to the Risk Review Committee of the Board. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate and equity market scenarios. Relevant components of these capital reviews, including dividend recommendations, are presented to the Risk Review Committee of the Board on a quarterly basis. The Board of Directors is responsible for the annual review and approval of our capital plan.

The Company’s capital risk policy establishes policies, operating guidelines and procedures that govern the management of capital. The Risk Review Committee of the Board reviews and approves SLF Inc.’s capital risk policy annually. Our Corporate Treasury and Risk Management functions are responsible for the design and implementation of the capital risk policy.

The Company’s capital base consists mainly of common shareholders’ equity and retained earnings. Other sources of capital include preferred shareholders’ equity and subordinated debt issued by SLF Inc., Sun Life Assurance and Sun Canada Financial Co. For Canadian regulatory purposes, our capital also includes innovative capital instruments issued by Sun Life Capital Trust and Sun Life Capital Trust II.

Notes 13, 14, 15 and 16 to our 2011 Consolidated Financial Statements include additional details on our capital. The following table summarizes the sources of our capital and capital position over the past three years.

Source of Capital ($ millions)	IFRS 2011	CGAAP
		2010	2009
Subordinated debt	2,746	2,741	3,048
Trust Securities(1)	695	1,644	1,644
Equity
Participating policyholders’ equity	123	115	107
Preferred shareholders’ equity	2,503	2,015	1,741
Common shareholders’ equity(2)	13,104	13,917	15,489
Total Equity	15,730	16,047	17,337
Total Capital(3)	19,171	20,432	22,029
Ratio of debt to total capital(4)	17.9%	21.5%	21.3%
Ratio of debt plus preferred shares to total capital(4)	31.0%	31.3%	29.2%

(1)	SLEECS net of associated transaction costs.
(2)	Unrealized gain and losses on cash flow hedges and AFS debt securities are excluded from regulatory capital.
(3)	Excludes minority interests.
(4)	Debt includes all short-term and long-term obligations. Total capital includes debt, preferred shares and common shares.

64 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Common shareholders’ equity was $13.1 billion, as at December 31, 2011, compared with $13.9 billion as at December 31, 2010. The $0.8 billion decrease was primarily as a result of the common shareholders’ loss of $300 million, common shareholder dividends of $829 million, which was partially offset by $243 million of additional shares issued under the Canadian Dividend Reinvestment and Share Purchase Plan.

We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. The debt-to-capital ratio for SLF Inc., which includes the SLEECS and preferred shares issued by SLF Inc. as part of debt for the purposes of this calculation decreased to 31.0% as at December 31, 2011, compared with 31.3% as at December 31, 2010.

Financing activities in 2011 are listed below:

•	On July 11, 2011, SLF Inc. redeemed all of the outstanding $300 million principal amount of Series C Senior Unsecured 5.00% Fixed Floating/Debentures due in 2031.
•	On August 12, 2011, SLF Inc. issued $200 million of Class A Non-Cumulative Rate Reset Preferred Shares Series 10R at a price of $25.00 per share and yielding 3.90% annually.
•	On August 23, 2011, SLF Inc. issued $300 million principal amount of Series E Senior Unsecured 4.57% Debentures due 2021.
•	On November 10, 2011, SLF Inc. issued $300 million of Class A Non-Cumulative Rate Reset Preferred Shares Series 12R at a price of $25.00 per share and yielding 4.25% annually.
•	On December 31, 2011, Sun Life Capital Trust, a subsidiary of SLF Inc., redeemed all of the outstanding $950 million principal amount of SLEECS, Series A.

As at December 31, 2011, our debt capital consisted of $2.7 billion in subordinated debentures and $0.7 billion of SLEECS. The maturity dates of our long-term debt are well-distributed over the medium- to long-term horizon to maximize our financial flexibility and to minimize refinancing requirements within a given year. In addition, we have issued $2.1 billion of senior debentures and $1.4 billion of senior financings in connection with financing arrangements to address U.S. statutory reserve requirements for certain universal life contracts.

The table below provides the first call and maturity dates for our subordinated debt, SLEECS and preferred shares.

Description	Interest Rate	Earliest Par Call Date/Redemption Date(1)	Maturity	Principal/ Face Amount ($ millions)
Subordinated Debt Issued by Sun Life Assurance
6.30% Debentures, Series 2	6.30%	n/a	2028	150
6.15% Debentures	6.15%	June 30, 2012	2022	800

Subordinated Debt Issued by SLF Inc.
Series 2007-1	5.40%	May 29, 2037	2042	400
Series 2008-1	5.59%	January 30, 2018	2023	400
Series 2008-2	5.12%	June 26, 2013	2018	350
Series 2009-1	7.90%	March 31, 2014	2019	500

Subordinated Debt Issued by Sun Canada Financial Co.
7.25% Subordinated Notes (US denominated)	7.25%	n/a	2015	150

Trust Units Issued by Sun Life Capital Trust
SLEECS – Series B	7.093%	June 30, 2032	Perpetual	200

Debt Securities Issued by Sun Life Capital Trust II
SLEECS – Series 2009-1	5.863%	December 31, 2019	2108	500

Class A Preferred Shares Issued by SLF Inc.
Series 1	4.75%	March 31, 2010	Perpetual	400
Series 2	4.80%	September 30, 2010	Perpetual	325
Series 3	4.45%	March 31, 2011	Perpetual	250
Series 4	4.45%	December 31, 2011	Perpetual	300
Series 5	4.50%	March 31, 2012	Perpetual	250
Series 6R(2)	6.00%	June 30, 2014	Perpetual	250
Series 8R(3)	4.35%	June 30, 2015	Perpetual	280
Series 10R(4)	3.90%	September 30, 2016	Perpetual	200
Series 12R(5)	4.25%	December 31, 2016	Perpetual	300

(1)	The earliest date on which the Company has the option, but not the obligation, to call securities for redemption at their par value.
(2)	On June 30, 2014, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 3.79%. Holders of the Series 6R Shares will have the right, at their option, to convert their Series 6R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 7QR (“Series 7QR Shares”) on June 30, 2014, and every five years thereafter. Holders of Series 7QR Shares will be entitled to receive fixed non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 3.79%.
(3)	On June 30, 2015, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 1.41%. Holders of the Series 8R Shares will have the right, at their option, to convert their Series 8R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR (“Series 9QR Shares”) on June 30, 2015, and every five years thereafter. Holders of Series 9QR Shares will be entitled to receive fixed non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 1.41%.
(4)	On September 30, 2016, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 2.17%. Holders of the Series 10R Shares will have the right, at their option, to convert their Series 10R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR (“Series 11QR Shares”) on September 30, 2016, and every five years thereafter. Holders of Series 11QR Shares will be entitled to receive fixed non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.17%.
(5)	On December 31, 2016, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 2.73%. Holders of the Series 12R Shares will have the right, at their option, to convert their Series 12R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 13QR (“Series 13QR Shares”) on December 31, 2016, and every five years thereafter. Holders of Series 13QR Shares will be entitled to receive fixed non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.73%.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 65

The following table shows the number of common shares and stock options outstanding of SLF Inc. for the last three years.

Number of Common Shares Outstanding

(in millions)	2011	2010	2009
Balance, beginning of year	574.3	564.4	559.7
Stock options exercised	1.7	0.8	0.2
Common shares issued to non-controlling interest	1.7	–	–
Canadian Dividend Reinvestment and Share Purchase Plan	10.1	9.1	4.5
Balance, end of year	587.8	574.3	564.4

Number of Stock Options Outstanding

(in millions)	2011	2010	2009
Balance, beginning of year	14.2	13.2	10.0
Options issued	1.7	2.8	4.3
Options exercised or cancelled	(2.7)	(1.8)	(1.1)
Balance, end of year	13.2	14.2	13.2

In 2011, SLF Inc. did not repurchase any of its common shares.

Under our Canadian Dividend Reinvestment and Share Purchase Plan (the “Plan”), Canadian-resident common and preferred shareholders may choose to have their dividends automatically reinvested in common shares and may also purchase common shares through the Plan with cash. For dividend reinvestments, we may, at our option, issue common shares from treasury at a discount of up to 5% to the volume weighted average trading price or direct that common shares be purchased on behalf of participants through the TSX at the market price. Common shares acquired by participants through optional cash purchases may also be issued from treasury or purchased through the TSX at SLF Inc.’s option, in either case at no discount. The common shares issued from treasury for dividend reinvestments during 2011 were issued at a discount of 2%. An insignificant number of common shares were issued from treasury for optional cash purchases at no discount. In 2011, SLF Inc. issued approximately 10 million shares from treasury under the Plan.

In 2011, we cancelled 282 common shares as a result of updates to our policy records from demutualization.

The Company grants stock options to certain employees and directors. These options are granted at the closing price of SLF Inc.’s common shares on the TSX on the grant date for stock options granted after January 1, 2007, and the closing price of the trading day preceding the grant date for stock options granted before January 1, 2007. As at February 10, 2011, 13.0 million options to acquire SLF Inc. common shares and 587.8 million common shares of SLF Inc. were outstanding.

Shareholder Dividends

The declaration, amount and payment of dividends by SLF Inc. is subject to the approval of our Board of Directors and is dependent on our results of operations, financial condition, cash requirements, regulatory and contractual restrictions and other factors considered by the Board of Directors. The Board of Directors reviews the level of dividends on a quarterly basis.

SLF Inc. maintained its quarterly common shareholders’ dividend at $0.36 per share throughout 2011. Total common shareholder dividends declared in 2011 were $1.44 per share, consistent with 2010 levels.

Dividends declared in 2011		Amount per share
Common shares		$1.44

Class A preferred shares	Coupon rate	Amount per share
Series 1	4.75%	$1.187500
Series 2	4.80%	$1.200000
Series 3	4.45%	$1.112500
Series 4	4.45%	$1.112500
Series 5	4.50%	$1.125000
Series 6R	6.00%	$1.500000
Series 8R	4.35%	$1.087500
Series 10R	3.90%	$0.376640
Series 12R(1)	4.25%	–

(1) The Series 12R shares were issued on November 10, 2011. The first dividend is scheduled to be paid on March 31, 2012 subject to the approval of the Board of Directors as described above.

66 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Capital Adequacy

SLF Inc.

SLF Inc. is a non-operating insurance company and subject to OSFI’s Guideline A-2 – Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, which sets out the capital framework for regulated insurance holding companies and non-operating life companies (collectively, “Insurance Holding Companies”). The adequacy of capital in an Insurance Holding Company is measured against a capital risk metric in accordance with this guideline. SLF Inc. is expected to manage its capital in a manner commensurate with its risk profile and control environment. SLF Inc.’s regulated subsidiaries are expected to comply with the capital adequacy requirements imposed in the jurisdictions in which they operate. SLF Inc.’s consolidated capital position is above its internal target.

Sun Life Assurance

Sun Life Assurance is subject to the MCCSR capital rules for a life insurance company in Canada. The Company expects to maintain an MCCSR ratio for Sun Life Assurance at or above 200%. With an MCCSR ratio of 211% as at December 31, 2011, Sun Life Assurance’s capital ratio is well above OSFI’s supervisory target ratio of 150% and regulatory minimum ratio of 120%. The MCCSR calculation involves using qualifying models or applying quantitative factors to specific assets and liabilities based on a number of risk components to arrive at required capital and comparing this requirement to available capital to assess capital adequacy. Certain of these risk components, along with available capital, are sensitive to changes in equity markets and interest rates as outlined in the Risk Management section of this document.

The following table shows the components of Sun Life Assurance’s MCCSR ratio for the last three years.

Sun Life Assurance MCCSR ($ millions)	IFRS	CGAAP
	2011	2010	2009
Capital available
Retained earnings and contributed surplus	7,937	10,079	9,733
Accumulated other comprehensive income	(79)	(1,752)	(1,510)
Common and preferred shares	3,296	2,996	2,596
Innovative instruments and subordinated debt	1,845	2,794	3,094
Other	253	247	269
Less:
Goodwill and intangibles in excess of limit	1,225	1,777	1,859
Non-life investments and other	1,343	1,696	1,660
Total capital available	10,684	10,891	10,663
Required capital
Asset default and market risks	3,095	2,967	2,699
Insurance risks	1,127	1,046	1,397
Interest rate risks	845	765	735
Total capital required	5,067	4,778	4,831
MCCSR ratio	211%	228%	221%

Sun Life Assurance’s MCCSR ratio was 211% as at December 31, 2011, compared to 228% as at December 31, 2010. Low interest rates, volatile equity markets and the impact of OSFI’s guidance for increased segregated fund capital requirements on new business issued after December 31, 2010 reduced the MCCSR ratio in 2011. The impact of the SLEECS redemption was substantively offset by net financing activities and the impact of changes related to Hedging in the Liabilities. Additional details concerning the calculation of available capital and MCCSR are included in SLF Inc.’s 2011 AIF under the heading Regulatory Matters.

Sun Life Financial adopted IFRS as of January 1, 2011. Under OSFI’s IFRS transition guidance, companies can elect to phase in the impact of the conversion to IFRS on adjusted Tier 1 available capital over eight quarters ending in the fourth quarter of 2012. Sun Life Assurance has made this election and will be phasing in a reduction of approximately $300 to its adjusted Tier 1 capital over this period, largely related to the recognition of deferred actuarial losses on defined benefit pension plans.

Sun Life (U.S.)

Our principal operating life insurance subsidiary in the United States, Sun Life (U.S.), is subject to the risk-based capital (“RBC”) rules issued by the National Association of Insurance Commissioners, which measures the ratio of the company’s total adjusted capital to the minimum capital required by the RBC formula. The RBC formula for life insurance companies measures exposures to investment risk, insurance risk, interest rate risk and other market risks and general business risk. A company’s RBC is normally expressed in terms of the company action level (“CAL”). If a life insurance company’s total adjusted capital is less than or equal to the CAL (100% of CAL or less), a comprehensive financial plan must be submitted to its state regulator. Sun Life (U.S.) has established an internal target range for its RBC ratio of 300% to 350% of the CAL.

The investment, interest rate and market risk components of Sun Life (U.S.)’s statutory and risk-based capital are sensitive to equity and interest rate levels as well as the overall economic environment. Unfavourable credit experience, coupled with changes in equity markets or interest rates, may negatively impact Sun Life (U.S.)’s RBC ratio. The insurance and business risk components of Sun Life (U.S.)’s statutory and risk-based capital are also sensitive to policyholder experience for which adverse experience could negatively impact the RBC ratio.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 67

Other Foreign Life Insurance Companies

In addition, other foreign operations and foreign subsidiaries of SLF Inc. must comply with local capital or solvency requirements in the jurisdictions in which they operate. The Company maintained capital levels above the minimum local regulatory requirements as at December 31, 2011.

Financial Strength Ratings

Independent rating agencies assign credit ratings to securities issued by companies, as well as financial strength ratings (“FSRs”). The credit ratings assigned to the securities issued by SLF Inc. and its subsidiaries are described in SLF Inc.’s 2011 AIF under the heading Security Ratings.

The financial strength ratings assigned are intended to provide an independent view of the creditworthiness and financial strength of an organization. Each rating agency has developed its own methodology for the assessment and subsequent rating of life insurance companies. The following table summarizes the financial strength ratings/claims paying ability for the two main life insurance operating subsidiaries of SLF Inc.

January 31, 2012	Standard & Poor’s	Moody’s	AM Best	DBRS
Sun Life Assurance	AA-	Aa3	A+	IC-1
Sun Life (U.S.)	A-	A3	A+	Not Rated

December 31, 2010	Standard & Poor’s	Moody’s	AM Best	DBRS
Sun Life Assurance	AA-	Aa3	A+	IC-1
Sun Life (U.S.)	AA-	Aa3	A+	Not Rated

Rating agencies took the following actions on the FSRs of the above-mentioned operating subsidiaries of SLF Inc. throughout 2011, and January 2012:

•	On April 15, 2011, Standard & Poor’s affirmed the FSR ratings of Sun Life Assurance and Sun Life (U.S.) with a stable outlook
•	On June 13, 2011, DBRS affirmed the FSR rating of Sun Life Assurance with a stable outlook
•

On October 18, 2011, Moody’s affirmed the rating of Sun Life Assurance, but revised its outlook to negative from stable. At the same time, Moody’s placed the rating of Sun Life (U.S.) under review for downgrade

•	On October 26, 2011, A.M. Best placed the ratings of Sun Life Assurance and Sun Life (U.S.) under review with negative implications
•	On November 28, 2011, A.M. Best affirmed the FSR ratings of Sun Life Assurance and Sun Life (U.S.) with a stable outlook
•

On December 13, 2011, Standard & Poor’s affirmed the FSR rating of Sun Life Assurance with a stable outlook. The rating of Sun Life (U.S.) was lowered to A- from AA-, and the rating placed on CreditWatch with negative implications following the Company’s decision to discontinue sales of domestic individual life and annuity products in SLF U.S.

•

On January 26, 2012, Moody’s affirmed the FSR rating of Sun Life Assurance with a negative outlook. At the same time, Moody’s changed the FSR rating of Sun Life (U.S.) to A3, concluding the review initiated in October 2011.

We expect Standard & Poor’s and Moody’s to resolve their outlooks in 2012. We cannot predict or provide any assurances on the outcome of these reviews.

Off-Balance Sheet Arrangements

In the normal course of business, we are engaged in a variety of financial arrangements. The principal purposes of these arrangements are to:

•	earn management fees and additional spread on a matched book of business
•	reduce financing costs

While most of these activities are reflected on our balance sheet with respect to assets and liabilities, certain of them are either not recorded or are recorded on the balance sheet in amounts that differ from the full contract or notional amounts. The types of off-balance sheet activities we undertake primarily include:

•	asset securitizations
•	securities lending

Asset securitizations

We engage in asset securitization activities primarily to earn origination or management fees by leveraging our investment expertise to source and manage assets for the investors. In the past, we have sold mortgage or bond assets to a non-consolidated special purpose entity (“SPE”), which may also purchase investment assets from third parties. The SPE funds the asset purchases by selling securities to investors. As part of the SPE arrangement, we may subscribe to a subordinated investment interest in the issued securities.

68 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

We are generally retained to manage the assets in the SPE on a fee-for-service basis. All of the asset securitization transactions we undertake are structured on a non-recourse basis so that we have no exposure to the default risks associated with the assets in the SPEs other than through any of our retained interests. The table below summarizes our asset securitization program.

($ millions)	2011	2010
As at December 31
Securitized assets under management	40	65
Company’s retained interest	2	3
For the year ended December 31
Cash flow received on retained interests and servicing fees	1	6

Securities Lending

We lend securities in our investment portfolio to other institutions for short periods to generate additional fee income. We conduct our program only with well-established, reputable banking institutions that carry a minimum credit rating of “AA”. Collateral, which exceeds the fair value of the loaned securities, is deposited by the borrower with a lending agent, usually a securities custodian, and maintained by the lending agent until the underlying security has been returned to us. We monitor the fair value of the loaned securities on a daily basis with additional collateral obtained or refunded as the fair value fluctuates. It is our practice to obtain a guarantee from the lending agent against counterparty default, including non-cash collateral deficiency, in securities lending transactions. Loaned securities are recognized in our Consolidated Statements of Financial Position as Invested Assets. As at December 31, 2011, we loaned securities with a carrying value of $746 million for which the collateral held was $784 million. This compares to loaned securities of $555 million, with collateral of $585 million as at December 31, 2010.

Commitments, Guarantees, Contingencies and Reinsurance Matters

In the normal course of business, we enter into leasing agreements, outsourcing arrangements and agreements involving indemnities to third parties. We are also engaged in arbitration proceedings from time to time with certain companies that have contracts to provide reinsurance to the Company. Information regarding our commitments, guarantees and contingencies are summarized in Notes 25 to our 2011 Consolidated Financial Statements. A table summarizing our financial liabilities and contractual obligations can be found in the Risk Management section of this document under the heading Operational Risk.

Accounting and Control Matters

Critical Accounting Policies and Estimates

Our significant accounting and actuarial policies are described in Notes 1, 2, 5, 6, 7 and 11 of our 2011 Consolidated Financial Statements. Management must make judgments involving assumptions and estimates, some of which may relate to matters that are inherently uncertain, under these policies. The estimates described below are considered particularly significant to understanding our financial performance. As part of our financial control and reporting, judgments involving assumptions and estimates are reviewed by the independent auditor and by other independent advisors on a periodic basis. Accounting policies requiring estimates are applied consistently in the determination of our financial results. Effective January 1, 2011, we adopted IFRS. Additional information regarding IFRS can be found in this section of the document under the heading International Financial Reporting Standards.

Benefits to Policyholders

Our benefit payment obligations are estimated over the life of our annuity and insurance products based on internal valuation models and are recorded in our financial statements, primarily in the form of insurance contract liabilities and reinsurance assets. The determination of these obligations is fundamental to our financial results and requires management to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policy terminations, expenses and inflation, and other factors over the life of our products.

We use best estimate assumptions for expected future experience. Most assumptions relate to events that are anticipated to occur many years in the future and are likely to require subsequent revision. Additional provisions are included in our insurance contract liabilities to provide for possible adverse deviations from the best estimates. If an assumption is more susceptible to change or if there is uncertainty about an underlying best estimate assumption, a correspondingly larger provision is included in the insurance contract liabilities.

In determining these provisions, we ensure;

•	when taken one at a time, each provision is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption; and
•	in total, the cumulative effect of all provisions is reasonable with respect to the total insurance contract liabilities.

In recognition of the long-term nature of insurance contract liabilities, the margin for possible deviations increases for contingencies further in the future. The best estimate assumptions and margins for adverse deviations are reviewed annually, and revisions are made where deemed necessary and prudent. With the passage of time and the resulting reduction in estimation risk, excess provisions are released into income.

Significant factors affecting the determination of policyholders’ benefits, the methodology by which they are determined, their significance to the Company’s financial condition and results of operations are described below.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 69

Equity Market Movements

We are exposed to equity markets through our segregated fund and annuity products that provide guarantees linked to underlying fund performance. We have implemented hedging programs involving the use of derivative instruments, to mitigate a portion of the equity market risk. The cost of these hedging programs is reflected in the liabilities.

In addition, the value of our liabilities for insurance products supported by equity assets depends on assumptions about the future level of equity markets. The calculation of insurance contract liabilities for such products includes provisions for moderate changes in rates of equity market returns with provisions determined using scenario testing under the standards established by the CIA. The majority of equities which are designated as FVTPL support our participating and universal life products where investment returns are passed through to policyholders through routine changes in the amount of dividends declared or in the rate of interest credited. In these cases, changes in equity values are largely offset by changes in insurance contract liabilities.

Interest Rates

The determination of our insurance contract liabilities requires that we make estimates about interest rate movements. The value of our policyholder obligations for all policies is sensitive to changes in interest rates. The calculation of insurance contract liabilities for all policies includes provisions for moderate changes in interest rates determined using scenario testing under the standards established by the CIA. The major part of this sensitivity is offset with a similar sensitivity in the value of the Company’s assets held to support insurance contract liabilities.

For certain products, including participating insurance and certain forms of universal life policies and annuities, policyholders share investment performance through routine changes in the amount of dividends declared or in the rate of interest credited. These products generally have minimum interest rate guarantees. Hedging programs are in place to help mitigate the impact of interest rate movements.

Mortality

Our insurance contract liabilities include estimates for mortality. Mortality refers to the rates at which death occurs for defined groups of people. Our experience is combined with industry experience where our own experience is insufficient to be statistically valid. Assumed mortality rates for life insurance and annuity contracts include assumptions about future mortality improvement in accordance with CIA standards.

Morbidity

Our insurance contract liabilities include estimates for morbidity. Morbidity refers to both the rates of accident or sickness and the rates of recovery therefrom. Most of our disability insurance is marketed on a group basis. In Canada and in Asia, we offer critical illness policies on an individual basis, and in Canada, we offer long-term care on an individual basis. Medical stop-loss insurance is offered on a group basis in the United States. In Canada, group morbidity assumptions are based on our five-year average experience, modified to any emerging trend in recovery rates. For long-term care and critical illness insurance, assumptions are developed in collaboration with our reinsurers and are largely based on their experience. In the United States, our experience is used for both medical stop-loss and disability assumptions, with some consideration of industry experience.

Policy Termination Rates

Our insurance contract liabilities include estimates for policy termination rates. Policy termination rates refer to the rate at which policies terminate prior to the end of the contractual coverage period. Policyholders may allow their policies to terminate prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by exercising a surrender option in the contract. Assumptions for termination experience on life insurance are generally based on our five-year average experience. Termination rates may vary by plan, age at issue, method of premium payment, and policy duration. For universal life contracts, it is also necessary to set assumptions about premium payment patterns. Industry experience is considered for certain products where our experience is insufficient to be statistically valid.

Operating Expenses and Inflation

Insurance contract liabilities include estimates for future policy-related expenses. These include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements and related indirect expenses and overheads. Expense assumptions are mainly based on our recent experience using an internal expense allocation methodology. Future expense assumptions reflect inflation consistent with the future interest rates used in scenario testing.

Asset Default

Asset default provisions are included in insurance contract liabilities for possible future asset defaults over the lifetime of our insurance contract liabilities. The amount included in insurance contract liabilities is based on possible reductions in the expected future investment yield depending on the creditworthiness of the asset. The underlying asset default assumptions for debt securities and mortgages are derived from long-term studies. The bond assumptions are based on total U.S. market experience. The mortgage assumptions are based on the Company’s experience. We have provided $3,376 million for possible future asset defaults over the lifetime of our insurance contract liabilities as at December 31, 2011. This amount excludes the portion of the provision that can be passed through to participating policyholders and provisions for possible reductions in the value of equity and real estate assets supporting insurance contract liabilities.

Sensitivities to Best Estimate Assumptions

Our sensitivities relative to our best estimate assumptions are included in the table below. The sensitivities presented below are forward-looking information. They are measures of our estimated net income sensitivity to changes in the best estimate assumptions in our insurance contract liabilities based on a starting point and business mix as of December 31, 2011. They reflect the update of actuarial method and assumption changes described in this MD&A under the heading Management Actions and Assumption Changes. Where appropriate, these sensitivities take into account hedging programs in place as at December 31, 2011. A description of these hedging programs can be found in this MD&A under the heading Market Risk. The sensitivity to changes in our accounting estimates in the table below represents the Company’s estimate of changes in market conditions or best estimate assumptions that are reasonably likely based on the Company’s and/or the industry’s historical experience and industry standards and best practices as at December 31, 2011.

70 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Changes to the starting point for interest rates, equity market prices and business mix will result in different estimated sensitivities. Additional information regarding equity and interest rate sensitivities, including key assumptions, can be found in the Risk Management section of this document under the heading Market Risk Sensitivities.

Critical Accounting Estimate	Sensitivity	Impact on Net Income ($ millions)
Interest Rates	50 basis point parallel increase in interest rates across the entire yield curve	250
	50 basis point parallel decrease in interest rates across the entire yield curve	(275)
	100 basis point parallel increase in interest rates across the entire yield curve	500
	100 basis point parallel decrease in interest rates across the entire yield curve	(700)
Equity Markets	10% increase across all equity markets	125
	10% decrease across all equity markets	(125)
	25% increase across all equity markets	225
	25% decrease across all equity markets	(375)
	1% reduction in assumed future equity and real estate returns	(400)
Mortality	2% increase in the best estimate assumption for insurance products – where higher mortality would be financially adverse	(15)
	2% decrease in the best estimate assumption for annuity products – where lower mortality would be financially adverse	(100)
Morbidity	5% adverse change in the best estimate assumption	(120)
Policy Termination Rates	10% decrease in the termination rate – where fewer terminations would be financially adverse	(270)
	10% increase in the termination rate – where more terminations would be financially adverse	(65)
Operating Expenses and Inflation	5% increase in unit maintenance expenses	(160)

Fair Value of Investments

Debt securities, equity securities and other invested assets are financial assets that are designated as FVTPL or AFS and are recorded at fair value in our Consolidated Statements of Financial Position. Changes in fair value of assets designated as FVTPL, including realized gains and losses on sale are recorded in income. Changes in fair value of AFS assets are recorded in OCI. For foreign currency translation, exchange differences calculated on the amortized cost of AFS debt securities are recognized in income and other changes in carrying amount are recognized in OCI. The exchange differences from the translation of AFS equity securities and other invested assets are recognized in OCI.

The fair value of government and corporate debt securities is determined using quoted market prices in active markets for identical or similar securities. When quoted prices in active markets are not available, fair value is determined using market standard valuation methodologies, which include discounted cash flow analysis, consensus pricing from various broker dealers that are typically the market makers, or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are determined primarily using observable market inputs, which include, but are not limited to, benchmark yields, reported trades of identical or similar instruments, broker/dealer quotes, issuer spreads, bid prices, and reference data including market research publications. In limited circumstances, non-binding broker quotes are used.

The fair value of asset-backed securities is determined using quoted market prices in active markets for identical or similar securities, when available, or valuation methodologies and valuation inputs similar to those used for government and corporate debt securities. Additional valuation inputs include structural characteristics of the securities, and the underlying collateral performance, such as prepayment speeds and delinquencies. Expected prepayment speeds are based primarily on those previously experienced in the market at projected future interest rate levels. In instances where there is a lack of sufficient observable market data to value the securities, non-binding broker quotes are used.

The fair value of equity securities is determined using quoted market prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earning multiples of comparable companies.

The fair value of other invested assets is determined using quoted market prices in active markets or independent valuation information provided by investment management.

The fair value of short-term securities is approximated by their carrying amount adjusted for credit risk where appropriate.

Derivative financial instruments are recorded at fair value with changes in fair value recorded in income unless the derivative is part of a qualifying hedging relationship for accounting purposes. The fair value of derivative financial instruments depends upon derivative types. The fair value of exchange-traded futures and options is determined using quoted market prices in active markets, while the fair value of over-the-counter (“OTC”) derivatives is determined using pricing models, such as discounted cash flow analysis or other market standard valuation techniques, with primarily observable market inputs. Valuation inputs used to price OTC derivatives may include swap interest rate curves, foreign exchange spot and forward rates, index prices, the value of underlying securities, projected dividends, volatility surfaces, and in limited circumstances, counterparty quotes.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 71

The fair value of OTC derivative financial instruments also includes credit valuation adjustments (“CVAs”) to reflect the credit risk of both the derivative counterparty and ourselves as well as the impact of contractual factors designed to reduce our credit exposure, such as collateral and legal rights of offset under master netting agreements. Inputs into determining the appropriate credit valuation adjustment are typically obtained from publicly available information and include credit default swap spreads when available, credit spreads derived from specific bond yields, or published cumulative default experience data adjusted for current trends when credit default swap spreads are not available.

Investment properties are recorded at fair value with changes in fair value recorded in income. The fair value of investment properties is determined using property valuation models that typically include expected future net cash flows discounted at current market interest rates. The methodologies and inputs used in these models are in accordance with real estate industry valuation standards. Valuations are prepared externally or internally by professionally accredited real estate appraisers.

Mortgages and corporate loans are recorded at amortized cost. The fair value of mortgages and corporate loans is determined by discounting the expected future cash flows using a current market interest rate applicable to financial instruments with a similar yield, credit quality and maturity characteristics. Valuation inputs typically include benchmark yields and risk-adjusted spreads from current lending activities or loan issuances.

Due to their nature, the fair value of policy loans and cash are assumed to be equal to their carrying values, which is the amount these assets are recorded at in our Consolidated Statements of Financial Position.

We categorize our financial instruments carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three level fair value hierarchy as follows:

Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of financial instruments classified as level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, and exchange-traded equity securities.

Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of financial instruments classified as level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate securities, certain asset-backed securities, and OTC derivatives.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of financial instruments classified as level 3 generally include certain asset-backed securities, certain other invested assets, and investment contract liabilities.

As pricing inputs become more or less observable, assets are transferred between levels in the hierarchy. For a financial instrument that transfers into level 3 during the reporting period, the entire change in fair value for the period is included in the level 3 reconciliation schedule in Note 5 to our 2011 Consolidated Financial Statements. For transfers out of level 3 during the reporting period, the change in fair value for the period is excluded from the level 3 reconciliation schedule in Note 5 to our 2011 Consolidated Financial Statements. Transfers into level 3 occur when the inputs used to price the financial instrument lack observable market data and as a result, no longer meet the level 1 or 2 definition at the reporting date. During the current reporting period, transfers into level 3 were primarily related to a significant reduction in the trading activity of certain types of securities, which resulted in a change to the pricing source. Transfers out of level 3 occur when the pricing inputs become more transparent and satisfy the level 1 or 2 definition at the reporting date. During the current reporting period, transfers out of level 3 were primarily related to observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability. If a financial instrument is transferred into and out of level 3 during the same period, it is not included in the level 3 reconciliation schedule in Note 5 to our 2011 Consolidated Financial Statements. Total gains and losses in earnings and OCI are calculated assuming transfers into or out of level 3 occur at the beginning of the period.

Transfers into and out of level 3 were $421 million and $294 million, respectively, for the year ended December 31, 2011. The total amount of the net realized/unrealized gains/(losses) related to securities transferred out of level 3 during the period, which were excluded from the level 3 reconciliation, was approximately $(46) million.

Additional information on the determination of the fair value of investments can be found in Note 5 of our 2011 Consolidated Financial Statements.

Impairment

All financial assets are assessed for impairment at each reporting date. Financial assets are impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more loss events that have an impact that can be reliably estimated, on the estimated future cash flows of the asset. Objective evidence of impairment for debt securities generally includes significant financial difficulty of the issuer, including actual or anticipated bankruptcy or defaults and delinquency in payments of interest or principal. All equity instruments in an unrealized loss position are reviewed to determine if objective evidence of impairment exists. Objective evidence of impairment for an investment in an equity instrument or other invested asset includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates that may indicate that the carrying amount will not be recovered, and a significant or prolonged decline in the fair value of an equity instrument or other invested asset below its cost. Objective evidence of impairment for mortgages and loans involves an assessment of the borrower’s ability to meet current and future contractual interest and principal payments.

Additional information on the impairment of financial assets can be found in Notes 1 and 6 of our 2011 Consolidated Financial Statements.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable tangible and intangible assets of the acquired businesses. It is carried at original cost less any impairment subsequently incurred. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a CGU falling below its carrying value. A CGU is the smallest identifiable group of assets that generates cash inflows that are independent of cash inflows from

72 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

other groups of assets. The goodwill balances are allocated to either individual or groups of CGUs that are expected to benefit from the synergies of the business combination. Goodwill impairment is quantified by comparing a CGU’s carrying values to their recoverable amount, which is the higher of fair value less cost to sell and value in use. Impairment losses are recognized immediately and may not be reversed in future periods.

The testing of goodwill at the CGU level is more granular relative to our previous accounting regime, CGAAP. This more granular level of testing, in conjunction with a period of prolonged economic downturn including persistently low interest rates, may result in the impairment of goodwill.

We had a carrying value of $3.9 billion in goodwill as at December 31, 2011, compared to $4.2 billion as at December 31, 2010. The decrease in goodwill is due to impairment charges of $0.3 billion recorded in our variable annuity and segregated fund businesses in SLF U.S. and SLF Canada. Additional information on goodwill can be found in this MD&A under the heading, International Financial Accounting Standards and in Note 10 of our 2011 Consolidated Financial Statements.

Intangible Assets

Intangible assets consist of finite-life and indefinite-life intangible assets. Finite-life intangible assets are amortized on a straight-line basis over varying periods of up to 40 years, and are charged through operating expenses. The useful lives of finite-life intangible assets are reviewed annually, and the amortization is adjusted as necessary. Indefinite-life intangibles are not amortized, and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying values of the indefinite-life intangible assets to their recoverable amounts. If the carrying values of the indefinite-life intangibles exceed their recoverable amounts, these assets are considered impaired, and a charge for impairment is recognized in our Consolidated Statements of Operations. The fair value of intangible assets is determined using various valuation models, which require management to make certain judgments and assumptions that could affect the fair value estimates and result in impairment write-downs. During 2011, $9 million of our indefinite-life intangible assets were written down due to impairment, primarily as a result of our decision to discontinue sales of domestic variable annuity and individual life products in SLF U.S.

As at December 31, 2011, our finite-life intangible assets had a carrying value of $648 million, which reflected the value of the field force and asset administration contracts acquired as part of the Clarica, CMG Asia, and Genworth EBG acquisitions, as well as software costs. Our indefinite-life intangible assets had a carrying value of $237 million as at December 31, 2011. The value of the indefinite-life intangible assets reflected fund management contracts and state licenses.

Income Taxes

Income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Deferred income tax is provided using the liability method. Our provision for income taxes is calculated based on the expected tax rules of a particular fiscal period. The determination of the required provision for current and deferred income taxes requires that we interpret tax legislation in the jurisdictions in which we operate and that we make assumptions about the expected timing of realization of deferred income tax assets and liabilities. To the extent that our interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience. The amount of any increase or decrease cannot be reasonably estimated.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax losses and unused tax credits to the extent that it is probable that taxable profit will be available against which the temporary differences, unused tax losses and unused tax credits can be utilized. At each reporting period, we assess all available evidence, both positive and negative, to determine the amount of deferred income tax assets to be recorded. If it is probable that the benefit of tax losses and tax deductions will not be realized, a deferred income tax asset is not recognized. The assessment requires significant estimates and judgment about future events based on the information available at the reporting date.

From time to time, local governments in countries in which we operate enact changes to statutory corporate income tax rates. These changes require us to review and re-measure our deferred tax assets and liabilities as of the date of enactment. As of December 31, 2011, our net deferred tax asset in the Consolidated Statements of Financial Position was $1.6 billion, primarily relating to our U.S. operations. Any future tax rate reductions in jurisdictions where we carry a net deferred tax asset, particularly in the United States, could result in a reduction in the carrying value of the deferred tax asset and a corresponding income tax expense at the time of substantial enactment of a rate reduction.

Pension Plans and Other Post-Retirement Benefits

The Company offers defined benefit pension plans and defined contribution plans for eligible employees. Since January 1, 2009, all new employees in Canada participate in a defined contribution plan, while existing employees continue to accrue future benefits in the prior defined benefit plan. In general, all of our material defined benefit plans worldwide are closed to new entrants and defined contribution plans are provided to new hires. Our defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. In addition, in some countries we provide certain post-retirement medical, dental and life insurance benefits to eligible qualifying employees and their dependents upon meeting certain requirements.

Due to the long-term nature of these plans, the calculation of benefit expenses and accrued benefit obligations depends on various assumptions, including discount rates, expected long-term rates of return on assets, rates of compensation increases, medical cost rates, retirement ages, mortality rates and termination rates. Based upon consultation with external pension actuaries, management determines the assumptions used for these plans on an annual basis. Actual experience may differ from the assumed rates, which would impact the pension benefit expenses and accrued benefit obligations in future years. Details of our pension and post-retirement benefit plans and the key assumptions used for these plans are included in Note 27 to our 2011 Consolidated Financial Statements.

The following table provides the potential sensitivity of the benefit obligation and expense for pension and post-retirement benefits to changes in certain key assumptions based on pension and post-retirement obligations as at December 31, 2011. These sensitivities are hypothetical and should be used with caution. The impact of changes in each key assumption may result in greater than proportional changes in sensitivities. The sensitivities are forward-looking information and are based on the assumptions set out and subject to the risk factors described under Forward-Looking Information.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 73

Sensitivity of Key Assumptions ($ millions)	Pension		Other post- retirement

	Obligation	Expense	Obligation	Expense
Impact of a 1% change in key assumptions
Discount rate
Decrease in assumption	412	49	34	1
Increase in assumption	(349)	(61)	(29)	(1)
Expected long-term rate of return on plan assets
Decrease in assumption	–	20	–	–
Increase in assumption	–	(20)	–	–
Rate of compensation increase
Decrease in assumption	(51)	(9)	–	–
Increase in assumption	54	10	–	–

Changes in Accounting Policies

International Financial Reporting Standards

In accordance with the requirements of the Canadian Accounting Standards Board, we adopted IFRS as of January 1, 2011. The key impacts related to the adoption of IFRS are discussed below and in our 2011 Consolidated Financial Statements for the period ended December 31, 2011.

The initial adoption of IFRS did not have a material impact on our operations – the underlying economics and cash flows of our businesses remained unchanged. The International Accounting Standards Board (“IASB”) continues to review and develop a number of accounting standards, including a financial reporting standard that addresses the measurement of insurance contract liabilities. Until this standard becomes effective, we will continue to use the Canadian Asset Liability Method (“CALM”) for the valuation of our insurance contract liabilities.

Significant Accounting Policy Choices under IFRS

This section includes a discussion of the impact of significant accounting policy choices and the selection of IFRS 1 elections and exemptions.

IFRS 1 Optional Exemptions

IFRS 1 requires retrospective application of all IFRS standards with certain optional exemptions and mandatory exceptions. Where the information for retrospective application of a standard was not readily available, impractical or is cost prohibitive, we elected to take the following optional exemptions available under IFRS 1 at January 1, 2010 (“Transition Date”):

(i)	The option to reset all cumulative foreign currency translation differences recorded in accumulated other comprehensive income to zero through retained earnings.
(ii)	The option to recognize all cumulative unrecognized actuarial gains and losses on defined benefit pension plans under CGAAP. The cumulative amount of actuarial losses recorded on our defined benefit pension plans and other benefits plans has been recognized in retained earnings.
(iii)	The option not to restate the accounting for business combinations or acquisitions made prior to the Transition Date. As a result no adjustments were required to retained earnings or other balances as a result of the adoption of IFRS.

Impairment of Goodwill

Under IFRS, goodwill is assessed for impairment at a more granular level than under CGAAP. The more granular units under IFRS are referred to as CGUs, which are the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Business segments such as SLF Canada and SLF U.S. now consist of a number of CGUs. Goodwill acquired on prior business combinations has been allocated to the CGUs expected to benefit from the combination at the time of the acquisition.

As a result of the goodwill changes under IFRS, we recorded a goodwill impairment charge to opening equity which relates to substantially all of the goodwill recorded on the acquisition of Keyport Life Insurance Company in the United States in 2001 ($1.2 billion) allocated to the Fixed Annuity CGU within SLF U.S. and a portion of the goodwill recorded on the acquisition of Clarica Life Insurance Company in Canada in 2002 ($0.6 billion) allocated to the Individual business in SLF Canada. This impairment charge reflected the application of IFRS standards based on the environment at the Transition Date.

Remeasurement of Assets

Investment properties – under IFRS, properties held predominantly to earn rental income or capital appreciation are classified as investment properties and can be measured using either the fair value or cost model. We have chosen to measure these properties using the fair value model at each reporting period with the change reported in income. Realized gains or losses are recorded in income at the time of sale.

Property and equipment – properties with significant owner occupancy are classified as property and equipment under IFRS and can be measured using the cost model or revaluation model. We have chosen to measure these properties using the cost model, which measures the property at cost less accumulated depreciation. Realized gains or losses are recorded in income at the time of sale.

74 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

Deferred net realized gains – under CGAAP, net realized gains on our real estate portfolio were deferred and amortized into income. Upon transition to IFRS, the unamortized balance of realized gains or losses under CGAAP was reversed to opening equity. In periods subsequent to our Transition Date, gains on the sale of properties are recorded immediately into net income.

Private debt instruments – private debt instruments not quoted in an active market are considered loans and receivables and are recorded at amortized cost under IFRS. These debt instruments appear as mortgages and loans on our Consolidated Statements of Financial Position.

Limited partnerships and private equities – under IFRS the measurement of these investments has changed to fair value, where the fair value can be reliably measured. For those investments where fair value cannot be reliably measured, they continue to be measured at cost.

In reporting periods after the Transition Date, the change in investment income on these invested assets and property and equipment will consist of rental income, depreciation expense, mark-to-market gains or losses and realized gains or losses. This change in income will be substantially offset by the change in insurance contract liabilities where the assets support those liabilities.

Consolidation

We have changed our accounting and measurement for certain investments in joint ventures and special purpose entities under IFRS. Under CGAAP, our investments in joint ventures were reported using the proportionate consolidation method. Under IFRS we have chosen to account for these investments using the equity method. In addition, under IFRS, we are required to consolidate certain SPEs where we have a controlling interest, based on the substance of the relationship between the Company and the SPE. These include collateralized mortgage obligations, collateralized debt obligations and synthetic collateralized debt obligations, which have been recorded as assets on the Statement of Financial Position, with an offsetting liability. We have also consolidated the innovative capital instruments, SLEECS, which were issued through Sun Life Capital Trust.

Reclassification

Reinsurance assets and insurance contracts – CGAAP allowed reinsurance assets, representing the portion of the insurance contract liabilities covered by reinsurance arrangements, to be netted against actuarial and other policy liabilities. Under IFRS, this netting is not permitted, resulting in the establishment of a reinsurance asset and an increase in the insurance contract liability.

Under CGAAP, investments for account of segregated fund holders, and liabilities for insurance contracts and investment contracts for account of segregated fund holders were required to be reported separately from the general fund assets and liabilities of the Company. IFRS requires these balances be included in total assets and total liabilities. Segregated fund liabilities that are classified as investment contracts are presented separately from insurance contract liabilities.

Share-Based Compensation

Share-based payment awards issued by MFS that are based on their own shares are required to be accounted for as cash-settled share-based payment awards under IFRS 2, Share-based Payments. The vested and unvested awards, as well as the shares that have been issued under these plans, are recognized as liabilities because MFS has a practice of purchasing the issued shares from employees after a specified holding period. The liabilities are measured at fair value at each reporting period until they are vested, exercised and repurchased by MFS.

Remeasurement of Investment Contracts

More than 90% of the CGAAP insurance liabilities retained their classification as insurance contracts under IFRS. A significant proportion of our general fund investment contract balance under IFRS at the Transition Date of January 1, 2010, relates to the following series of medium-term notes (“MTNs”):

MTN Series	Maturity	Status as at December 31, 2011	Amount (US$ millions)
Series 1	July 6, 2010	Redeemed	900
Series 2	July 6, 2011	Redeemed	900
Series 3	October 6, 2013	Outstanding	900

Under IFRS, these liabilities classified as investment contracts are no longer valued using CALM. Instead, both the liabilities and the supporting assets on these contracts are fair valued, with the difference between the asset and liability movement reflected in net income. Until the MTNs mature in 2013, we may experience quarterly earnings volatility as the fair value of the assets and the fair value of the liabilities in a particular reporting period may not fully offset. This potential volatility could result in a favourable or unfavourable impact on net income in a reporting period.

Derivatives and Hedge Accounting

Certain hedging strategies accounted for using hedge accounting under CGAAP do not qualify for hedge accounting under IFRS. For example, we use cross-currency swaps to hedge the foreign currency exposure related to a portion of SLF Canada surplus assets held in U.S. dollar denominated bonds. Under IFRS, a divergence in movement between Canadian and U.S. swap curves will result in income volatility. A parallel increase/(decrease) of 25 basis points in the differential between the Canadian and U.S. swap curve will result in a negative/(positive) earnings impact of approximately $30 million, based on the current size of the investment portfolio and the related cross-currency swaps. While we will not apply hedge accounting under IFRS on this portfolio, the investment strategy and the related hedges continue to be economically viable. This potential volatility could result in a favourable or unfavourable impact on net income in a reporting period.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 75

Future Accounting Changes

The following new standards and amendments to existing standards were issued by the IASB and are expected to be adopted by us in future years.

Future Changes Expected to be Adopted in 2012

In October 2010, IFRS 7 Financial Instruments: Disclosures was amended to revise the disclosures related to transfers of financial assets. The revised disclosures will help users of financial statements evaluate the risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position and provide transparency in the reporting of these transactions, particularly those that involve securitization of financial assets. The amended disclosure requirements will be applicable for us in 2012 and we are currently assessing the impact on our Consolidated Financial Statements.

In December 2010, IAS 12 Income Taxes was amended regarding deferred tax and the recovery of underlying assets. The amendments provide an approach for measuring deferred tax liabilities and deferred tax assets when investment properties are measured at fair value. These amendments are effective on January 1, 2012. The adoption of these amendments will not impact our Consolidated Financial Statements as the amendments are consistent with our current accounting policy.

Future Changes Expected to be Adopted in 2013 or Later

In May 2011, IFRS 10 Consolidated Financial Statements was issued, which replaces the consolidation guidance in IAS 27, Consolidated and Separate Financial Statements and SIC-12 Consolidation-Special Purpose Entities. It defines the principle of control, establishes control as the basis for determining which entities are consolidated, and sets out the requirements for the preparation of consolidated financial statements. Under the standard, an investor controls an investee when it has power over the investee, exposure or rights to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor’s returns. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. We are currently assessing the impact the adoption of this standard will have on our Consolidated Financial Statements.

In May 2011, IFRS 11 Joint Arrangements was issued which replaces IAS 31, Interests in Joint Ventures. It requires a party to a joint arrangement to determine the type of arrangement in which it is involved by assessing its rights and obligations from the arrangement. It eliminates the option to use the proportionate consolidation method for joint ventures and requires that the equity method be applied to account for our investment in these entities. This standard is effective for annual periods beginning on or after January 1, 2013. We are currently assessing the impact the adoption of this standard will have on our Consolidated Financial Statements.

In May 2011, IFRS 12 Disclosure of Interests in Other Entities was issued, which applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 requires that an entity disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and to evaluate the effects of those interests on its financial position, financial performance and cash flows. We are currently assessing the impact the adoption of this standard will have on our Consolidated Financial Statements.

As a result of the issuance of IFRS 10, IFRS 11 and IFRS 12, both the current IAS 27 Consolidated and Separate Financial Statements and IAS 28 Investments in Associates, were amended. The requirements related to separate financial statements will remain in IAS 27 while the requirements related to consolidated financial statements are replaced by IFRS 10. The disclosure requirements currently in IAS 28 are replaced with IFRS 12. The amendments are effective for annual periods beginning on or after January 1, 2013. The amendments to IAS 27 and IAS 28 are not expected to have a material impact on our Consolidated Financial Statements.

In May 2011, IFRS 13 Fair Value Measurement was issued. IFRS 13 defines fair value and sets out a single framework for measuring fair value when measurement at fair value is required by other IFRS standards, and requires disclosures about fair value measurement. This standard is effective for annual periods beginning on or after January 1, 2013. We are currently assessing the impact the adoption of this standard will have on our Consolidated Financial Statements.

In June 2011, IAS 19 Employee Benefits was amended. Under the amended standard, actuarial gains and losses will no longer be deferred or recognized in profit or loss, but will be recognized immediately in other comprehensive income. Past service costs will be recognized in the period of a plan amendment and the annual expense for a funded plan will include net interest expense or income using the discount rate to the net defined benefit asset or liability. The amendments also require changes to the presentation in the consolidated financial statements and enhanced disclosures for defined benefit plans. This amended standard is effective for annual periods beginning on or after January 1, 2013. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

In June 2011, IAS 1 Presentation of Financial Statements was amended regarding the presentation of items in other comprehensive income. The amendments require separate presentation within other comprehensive income of items that are potentially reclassifiable to profit or loss subsequently and those that will not be reclassified to profit or loss. The amendments are effective for annual periods beginning on or after July 1, 2012. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

76 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

In December 2011, amendments to IFRS 7 Financial Instruments: Disclosures were issued which require additional disclosures about the effects of offsetting financial assets and financial liabilities and related arrangements. The new disclosures will require entities to disclose gross amounts subject to rights of set off, amounts set off, and the related net credit exposure. The disclosures are intended to help investors understand the effect or potential effect of offsetting arrangements on a company’s financial position. The new disclosures are effective for annual periods beginning on or after January 1, 2013. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

In December 2011, amendments to IAS 32 Financial Instruments: Presentation were issued to address inconsistencies in current practice in the application of the offsetting criteria in IAS 32 by providing certain clarifications. The amendments are effective for annual periods beginning on or after January 1, 2014. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

In November 2009, IFRS 9 Financial Instruments was issued and subsequently amended in October 2010. The current IFRS 9, which addresses the classification and measurement of financial assets and liabilities, is the first phase of a three-phase project to replace IAS 39 Financial Instruments: Recognition and Measurement. It requires financial assets to be measured at fair value or amortized cost on the basis of their contractual cash flow characteristics and the entity’s business model for managing the assets. It also changes the accounting for financial liabilities measured using the fair value option. The IASB continues to deliberate on the other two phases of the project, which address impairment and hedge accounting. IFRS 9 was originally issued with an effective date of annual periods beginning on or after January 1, 2013. However, in December 2011, the effective date was deferred to January 1, 2015. The December amendments also provide relief from the requirements to restate comparative financial statements. We are currently assessing the impact the various phases of this project may have on our Consolidated Financial Statements.

Disclosure Controls and Procedures

The Company has established disclosure controls and procedures that are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s CEO, Executive Vice-President and Chief Financial Officer (“CFO”) and Executive Vice-President, Business Development and General Counsel, on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of our disclosure controls and procedures, as defined under rules adopted by the Canadian securities regulatory authorities and the SEC, as of December 31, 2011, was carried out under the supervision of and with the participation of the Company’s management, including the CEO and the CFO. Impacts to disclosure controls and procedures, in light of the IFRS policy implementation, were reviewed and the impacts were deemed not significant to our existing disclosure controls and procedures. Based on our evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2011.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements in accordance with IFRS.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We conducted an assessment of the effectiveness of our internal control over financial reporting, as of December 31, 2011, based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. The assessment included reviewing impacts and implementing required changes to our internal control over financial reporting in conjunction with the 2011 reporting change to IFRS. Based on that assessment, we have concluded that our internal control over financial reporting was effective as of December 31, 2011.

Our internal control over financial reporting, as of December 31, 2011, has been audited by Deloitte & Touche LLP, the Company’s Independent Registered Chartered Accountants, who also audited our Consolidated Financial Statements for the year ended December 31, 2011. As stated in the Report of Independent Registered Chartered Accountants, they have expressed an unqualified opinion on our internal control over financial reporting as of December 31, 2011.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2011 77

Changes in Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting for the period beginning January 1, 2011, and ended December 31, 2011, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Legal and Regulatory Proceedings

SLF Inc. and its subsidiaries are regularly involved in legal actions, both as a defendant and as a plaintiff. In addition, government and regulatory bodies in Canada, the United States, the United Kingdom and Asia, including federal, provincial and state, securities and insurance regulators in Canada, the United States and other jurisdictions, the SEC, the United States Financial Industry Regulatory Authority and state attorney generals in the United States, from time to time, make inquiries and require the production of information or conduct examinations or investigations concerning compliance by SLF Inc. and its subsidiaries with insurance, securities and other laws. Management does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on the Company’s financial condition or results of operations.

78 Sun Life Financial Inc. Annual Report 2011	Management’s Discussion and Analysis

CONSOLIDATED

FINANCIAL STATEMENTS

AND NOTES

FINANCIAL REPORTING RESPONSIBILITIES	80

CONSOLIDATED FINANCIAL STATEMENTS	81
Consolidated statements of operations	81
Consolidated statements of comprehensive income (loss)	82
Income taxes included in other comprehensive income (loss)	82
Consolidated statements of financial position	83
Consolidated statements of changes in equity	84
Consolidated statements of cash flows	85

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	86
Accounting policies Note 1	86
IFRS 1 – First time adoption Note 2	94
Disposition Note 3	103
Segmented information Note 4	103
Total invested assets and related net investment income Note 5	105
Financial instrument risk management Note 6	116
Insurance risk management Note 7	130
Other assets Note 8	132
Property and equipment Note 9	133
Goodwill and intangible assets Note 10	134
Insurance contract liabilities and investment contract liabilities Note 11	136
Reinsurance Note 12	142
Other liabilities Note 13	143
Senior debentures and innovative capital instruments Note 14	144
Subordinated debt Note 15	146
Share capital Note 16	146
Non-controlling interests in subsidiaries Note 17	148
Fee income Note 18	148
Operating expenses Note 19	148
Share-based payments Note 20	149
Restructuring Note 21	151
Income taxes Note 22	151
Capital management Note 23	154
Segregated funds Note 24	155
Commitments, guarantees and contingencies Note 25	156
Related party transactions Note 26	158
Pension plans and other post-retirement benefits Note 27	159
Earnings (loss) per share Note 28	162

APPOINTED ACTUARY’S REPORT	163

REPORTS OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS	164

Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 79

Financial Reporting Responsibilities

Management is responsible for preparing the Consolidated Financial Statements. This responsibility includes selecting appropriate accounting policies and making estimates and other judgments consistent with International Financial Reporting Standards. The financial information presented elsewhere in the annual report to shareholders is consistent with these statements.

The Board of Directors (“Board”) oversees management’s responsibilities for financial reporting. An Audit Committee of non-management directors is appointed by the Board to review the Consolidated Financial Statements and report to the Board prior to their approval of the Consolidated Financial Statements for issuance to shareholders. Other key responsibilities of the Audit Committee include reviewing the Company’s existing internal control procedures and planned revisions to those procedures, and advising the Board on auditing matters and financial reporting issues.

Management is also responsible for maintaining systems of internal control that provide reasonable assurance that financial information is reliable, that all financial transactions are properly authorized, that assets are safeguarded, and that Sun Life Financial Inc. and its subsidiaries, collectively referred to as “the Company”, adhere to legislative and regulatory requirements. These systems include the communication of policies and the Company’s Code of Business Conduct throughout the organization. Internal controls are reviewed and evaluated by the Company’s internal auditors.

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting, as of December 31, 2011, based on the framework and criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that internal control over financial reporting was effective as of December 31, 2011.

The Audit Committee also conducts such review and inquiry of management and the internal and external auditors as it deems necessary towards establishing that the Company is employing appropriate systems of internal control, is adhering to legislative and regulatory requirements and is applying the Company’s Code of Business Conduct. Both the internal and external auditors and the Appointed Actuary have full and unrestricted access to the Audit Committee, with and without the presence of management.

The Office of the Superintendent of Financial Institutions, Canada conducts periodic examinations of the Company. These examinations are designed to evaluate compliance with provisions of the Insurance Companies Act of Canada and to ensure that the interests of policyholders, depositors and the public are safeguarded. The Company’s foreign operations and foreign subsidiaries are examined by regulators in their local jurisdictions.

The Appointed Actuary, who is a member of management, is appointed by the Board to discharge the various actuarial responsibilities required under the Insurance Companies Act of Canada, and conducts the valuation of the Company’s actuarial liabilities. The role of the Appointed Actuary is described in more detail in Note 11. The report of the Appointed Actuary accompanies these Consolidated Financial Statements.

The Company’s external auditors, Deloitte & Touche LLP, Independent Registered Chartered Accountants, have audited the Company’s internal control over financial reporting as of December 31, 2011 in addition to auditing the Company’s Consolidated Financial Statements for the years ended December 31, 2011 and December 31, 2010 and the Consolidated Statement of Financial Position as at January 1, 2010. Their reports to the Board and Shareholders express an unqualified opinion and accompany these Consolidated Financial Statements. Deloitte & Touche meet separately with both management and the Audit Committee to discuss the results of their audit.

Dean A. Connor	Colm J. Freyne
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer

Toronto, February 15, 2012

80 Sun Life Financial Inc. Annual Report 2011	Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, (in millions of Canadian dollars except for per share amounts)	2011	2010
Revenue
Premiums
Gross	$14,325	$15,187
Less: Ceded	5,011	1,417
Net	9,314	13,770
Net investment income (loss):
Interest and other investment income (Note 5)	5,055	5,065
Change in fair value through profit or loss assets and liabilities (Note 5)	4,657	2,778
Net gains (losses) on available-for-sale assets	202	84
Net investment income (loss)	9,914	7,927
Fee income (Note 18)	3,353	3,104
Total revenue	22,581	24,801
Benefits and expenses
Gross claims and benefits paid (Note 11)	12,896	13,483
Increase (decrease) in insurance contract liabilities (Note 11)	7,584	4,391
Decrease (increase) in reinsurance assets (Note 11)	590	(770)
Increase (decrease) in investment contract liabilities (Note 11)	(25)	144
Reinsurance expenses (recoveries) (Note 12)	(4,556)	(1,060)
Commissions	1,545	1,647
Net transfer to (from) segregated funds (Note 24)	617	921
Operating expenses (Note 19)	3,580	3,470
Impairment of goodwill and intangible assets (Note 10)	307	7
Premium taxes	240	238
Interest expense	434	459
Total benefits and expenses	23,212	22,930
Income (loss) before income taxes	(631)	1,871
Less: Income tax expense (benefit) (Note 22)	(447)	353
Total net income (loss)	(184)	1,518
Less: Net income (loss) attributable to participating policyholders	7	8
Less: Net income (loss) attributable to non-controlling interests	9	11
Shareholders' net income (loss)	(200)	1,499
Less: Preferred shareholders' dividends	100	93
Common shareholders' net income (loss)	$(300)	$1,406

Average exchange rates during the reporting periods:
U.S. dollars	0.99	1.03
U.K. pounds	1.59	1.59

Earnings (loss) per share (Note 28)
Basic	$(0.52)	$2.48
Diluted	$(0.52)	$2.39

Weighted average shares outstanding in millions (Note 28)
Basic	579	568
Diluted	579	611

Dividends per common share	$1.44	$1.44

The attached notes form part of these Consolidated Financial Statements.

Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 81

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, (in millions of Canadian dollars)	2011	2010
Total net income (loss)	$(184)	$1,518
Other comprehensive income (loss), net of taxes:
Change in unrealized foreign currency translation gains (losses):
Gross unrealized gains (losses) during the period	270	(577)
Unrealized gains (losses) on net investment hedges	(43)	70
Reclassifications to net income (loss)	(8)	–
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses) during the period	117	338
Reclassifications to net income (loss)	(184)	(58)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses) during the period	(43)	(13)
Reclassifications to net income (loss)	14	(4)
Revaluation of property and equipment	–	6
Total other comprehensive income (loss)	123	(238)
Total comprehensive income (loss)	(61)	1,280
Less: Participating policyholders' comprehensive income (loss)	8	6
Non-controlling interests in comprehensive income (loss)	9	11
Shareholders' comprehensive income (loss)	$(78)	$1,263

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, (in millions of Canadian dollars)	2011	2010
Income tax benefit (expense):
Unrealized foreign currency translation gains / losses, including net investment hedges	$2	$16
Reclassifications to net income of foreign currency translation gains/losses	(8)	–
Unrealized gains / losses on available-for-sale assets	(8)	(79)
Reclassifications to net income for available-for-sale assets	58	23
Unrealized gains / losses on cash flow hedges	(5)	(17)
Reclassifications to net income for cash flow hedges	(5)	2
Revaluation of property and equipment	–	(2)
Total income tax benefit (expense) included in other comprehensive income (loss)	$34	$(57)

The attached notes form part of these Consolidated Financial Statements.

82 Sun Life Financial Inc. Annual Report 2011	Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at (in millions of Canadian dollars)	December 31, 2011	December 31, 2010	January 1, 2010
Assets
Cash, cash equivalents and short-term securities (Note 5)	$8,837	$8,462	$11,934
Debt securities (Note 5)	62,930	58,613	53,915
Equity securities (Note 5)	4,570	5,231	4,969
Mortgages and loans (Note 6)	27,755	26,034	26,921
Derivative assets (Notes 5 and 6)	2,632	1,648	1,455
Other invested assets (Note 5)	1,348	1,185	1,126
Policy loans	3,276	3,277	3,302
Investment properties (Note 5)	5,313	4,544	4,546
Invested assets	116,661	108,994	108,168
Other assets (Note 8)	2,885	2,884	2,916
Reinsurance assets (Note 12)	3,277	3,855	3,343
Deferred tax assets (Note 22)	1,648	980	1,312
Property and equipment (Note 9)	546	492	499
Intangible assets (Note 10)	885	896	926
Goodwill (Note 10)	3,942	4,200	4,590
Total general fund assets	129,844	122,301	121,754
Investments for account of segregated fund holders (Note 24)	88,183	87,946	80,548
Total assets	$218,027	$210,247	$202,302
Liabilities and equity
Liabilities
Insurance contract liabilities (Note 11)	$96,374	$88,056	$86,856
Investment contract liabilities (Note 11)	3,073	4,143	4,915
Derivative liabilities (Notes 5 and 6)	1,059	718	1,294
Deferred tax liabilities (Note 22)	7	39	12
Other liabilities (Note 13)	8,011	6,738	6,693
Senior debentures (Note 14)	2,149	2,151	2,151
Innovative capital instruments (Note 14)	695	1,644	1,644
Subordinated debt (Note 15)	2,746	2,741	3,048
Total general fund liabilities	114,114	106,230	106,613
Insurance contracts for account of segregated fund holders (Note 24)	82,650	81,931	74,293
Investment contracts for account of segregated fund holders (Note 24)	5,533	6,015	6,255
Total liabilities	$202,297	$194,176	$187,161
Equity
Issued share capital and contributed surplus	$10,340	$9,517	$8,948
Retained earnings and accumulated other comprehensive income	5,390	6,530	6,169
Non-controlling interests (Note 17)	–	24	24
Total equity	$15,730	$16,071	$15,141
Total liabilities and equity	$218,027	$210,247	$202,302

Exchange rates at the end of the reporting periods:
U.S. dollars	1.02	1.00	1.05
U.K. pounds	1.58	1.55	1.70

The attached notes form part of these Consolidated Financial Statements.

Approved on behalf of the Board of Directors on February 15, 2012.

Dean A. Connor	John H. Clappison
President and Chief Executive Officer	Director

Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 83

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, (in millions of Canadian dollars)	2011	2010
Shareholders:
Preferred shares (Note 16)
Balance, beginning of year	$2,015	$1,741
Issued	500	280
Issuance cost, net of taxes	(12)	(6)
Balance, end of year	2,503	2,015
Common shares
Balance, beginning of year	7,407	7,126
Stock options exercised (Note 20)	48	18
Issued to non-controlling interests (Note 17)	37	–
Issued under dividend reinvestment and share purchase plan (Note 16)	243	263
Balance, end of year	7,735	7,407
Contributed surplus (Note 20)
Balance, beginning of year	95	81
Share-based payments	13	17
Stock options exercised	(6)	(3)
Balance, end of year	102	95
Retained earnings
Balance, beginning of year	6,489	5,898
Net Income (loss)	(200)	1,499
Dividends on common shares	(829)	(811)
Dividends on preferred shares	(100)	(93)
Change due to transactions with non-controlling interests (Note 17)	(141)	(4)
Balance, end of year	5,219	6,489
Accumulated other comprehensive income (loss), net of taxes
Unrealized gains (losses) on available-for-sale assets	387	107
Unrealized cumulative translation differences, net of hedging activities	(505)	–
Unrealized gains (losses) on transfers to investment properties	6	–
Unrealized gains on derivatives designated as cash flow hedges	38	55
Balance, beginning of year	(74)	162
Total other comprehensive income (loss) for the year	122	(236)
Balance, end of year	48	(74)
Total shareholders’ equity, end of year	$15,607	$15,932
Participating policyholders:
Retained earnings
Balance, beginning of year	$117	$109
Net Income (loss)	7	8
Balance, end of year	124	117
Accumulated other comprehensive income (loss), net of taxes
Unrealized cumulative translation differences, net of hedging activities	(2)	–
Balance, beginning of year	(2)	–
Total other comprehensive income (loss) for the year	1	(2)
Balance, end of year	(1)	(2)
Total participating policyholders’ equity, end of year	$123	$115
Non-controlling interests: (Note 17)
Balance, beginning of year	$24	$24
Net income (loss)	9	11
Other changes in non-controlling interests	(33)	(11)
Total non-controlling interests, end of year	$–	$24

Total equity	$15,730	$16,071

The attached notes form part of these Consolidated Financial Statements.

84 Sun Life Financial Inc. Annual Report 2011	Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, (in millions of Canadian dollars)	2011	2010
Cash flows provided by (used in) operating activities
Income (loss) before income taxes	$(631)	$1,871
Add interest expense related to financing activities	434	459
Operating items not affecting cash:
Increase (decrease) in contract liabilities	6,381	4,096
(Increase) decrease in reinsurance assets	595	(773)
Unrealized (gains) losses on investments	(4,094)	(3,067)
Impairment of goodwill and intangible assets (Note 10)	307	7
Gain on sale of life retrocession business (Note 3)	–	(97)
Other non-cash items	(117)	(20)
Operating cash items:
Deferred acquisition costs	(43)	(45)
Realized (gains) losses on investments	(765)	205
Sales, maturities and repayments of investments	96,809	77,762
Purchases of investments	(97,464)	(80,744)
Change in policy loans	32	(58)
Income taxes refund (paid)	(166)	143
Other cash items	1,436	(685)
Net cash provided by (used in) operating activities	2,714	(946)
Cash flows provided by (used in) investing activities
(Purchase) sale of property and equipment (Note 9)	(120)	(74)
Transactions with associates and joint ventures and other investing activities (Note 26)	(87)	(51)
Purchase of shares from non-controlling interests (Note 17)	(51)	(4)
Net cash paid on sale of life retrocession business (Note 3)	–	(262)
Other investing activities	(64)	(26)
Net cash provided by (used in) investing activities	(322)	(417)
Cash flows provided by (used in) financing activities
Borrowed funds	35	(33)
Issuance of senior financing, senior debentures and subordinated debentures (Notes 13, 14 and 15)	297	76
Collateral on senior financing, senior debentures and subordinated debentures (Notes 13, 14 and 15)	(25)	14
Redemption of senior financing, senior debentures, subordinated debentures and innovative capital instruments (Notes 13, 14 and 15)	(1,250)	(300)
Issuance of preferred shares (Note 16)	485	271
Issuance of common shares on exercise of stock options (Note 16)	42	15
Dividends paid on common and preferred shares	(679)	(634)
Interest expense paid	(355)	(450)
Net cash provided by (used in) financing activities	(1,450)	(1,041)
Changes due to fluctuations in exchange rates	10	(120)
Increase (decrease) in cash and cash equivalents	952	(2,524)
Net cash and cash equivalents, beginning of period	3,401	5,925
Net cash and cash equivalents, end of period	4,353	3,401
Short-term securities, end of period	4,378	4,853
Net cash and cash equivalents and short-term securities, end of period (Note 5)	$8,731	$8,254

The attached notes form part of these Consolidated Financial Statements.

Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 85

Notes to the Consolidated Financial Statements

(Amounts in millions of Canadian dollars except for per share amounts and where otherwise stated)

1. Accounting Policies

1.A Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). Both companies are incorporated under the Insurance Companies Act of Canada, and are regulated by the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we” or “the Company”. We are an internationally diversified financial services organization providing savings, retirement and pension products, and life and health insurance to individuals and groups through our operations in Canada, the United States, the United Kingdom and Asia. We also operate mutual fund and investment management businesses, primarily in Canada, the United States and Asia.

Statement of Compliance

We prepare our Consolidated Financial Statements using International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and the former International Accounting Standards Committee, which includes International Financial Reporting Standards, International Accounting Standards (“IAS”), and interpretations developed by the International Financial Reporting Interpretations Committee (“IFRIC”) and the former Standing Interpretations Committee (“SIC”). These various standards are collectively referred to as “IFRS”. Our Consolidated Financial Statements are prepared in accordance with IFRS 1 First Time Adoption of International Financial Reporting Statements. The accounting policies have been applied consistently within our Consolidated Financial Statements and our opening Consolidated Statement of Financial Position at the transition date of January 1, 2010 (“the Transition Date”) prepared for the purposes of transition to IFRS, which are our first annual financial statements in accordance with IFRS. Note 2 contains the required disclosures with regards to our first time adoption of IFRS and the differences from our previous basis of accounting, Canadian generally accepted accounting principles (“GAAP”).

Basis of Presentation

Our Consolidated Statements of Financial Position have been presented in the order of liquidity and each statement of financial position line item includes both current and non-current balances, as applicable.

We have defined our reportable segments and the amounts disclosed for those segments based on our management structure and the manner in which our internal financial reporting is conducted. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The significant accounting policies used in the preparation of our Consolidated Financial Statements are summarized below and are applied consistently by us.

Critical Estimates, Judgments and Provisions

The preparation of our Consolidated Financial Statements requires us to make estimates, judgments and provisions that affect the application of policies and reported amounts of assets, liabilities, revenue and expenses. Actual results will differ from those estimates. Areas of significant accounting estimates and judgments include the measurement and classification of insurance contract liabilities and investment contract liabilities, determination of fair value of financial instruments, impairment of financial instruments, impairment of goodwill and intangible assets, determination of fair value of share-based payments, and determination of provisions and liabilities for pension plans, contingencies and other post retirement benefits, restructuring and taxes. We also use judgment when determining functional currencies and whether the substance of our relationship with a special purpose entity (“SPE”), subsidiary, joint venture or associate constitutes control, joint control or significant influence. Details on the estimates and judgments are further described in the relevant accounting policies in these Notes.

Other than insurance contract liabilities and investment contract liabilities, provisions are recognized for present legal or constructive obligations as a result of a past event, if it is probable that they will result in an outflow of economic resources and the amount can be reliably estimated. The amounts recognized for these provisions are the best estimates of the expenditures required to settle the present obligations or to transfer them to a third party at the statement of financial position date, considering all the inherent risks and uncertainties, as well as the time value of money. These provisions are reviewed as relevant facts and circumstances change. The unwinding of the effect of discounting is recorded in our Consolidated Statements of Operations as interest expense. Provisions included in insurance contract liabilities and investment contract liabilities are determined in accordance with Canadian accepted actuarial practice.

Consolidation, Joint Ventures and Investments in Associates

Our Consolidated Financial Statements include the results of operations and the financial position of entities controlled by SLF Inc. or its subsidiaries, including certain investment funds and SPEs, after intercompany balances and transactions have been eliminated. Control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Entities are fully consolidated from the date control is obtained by SLF Inc. or one of its subsidiaries, and deconsolidated on the date control ceases. The acquisition method is used to account for the acquisition of a subsidiary at the date that control is obtained, with the difference between the acquisition cost of the subsidiary and the fair value of the subsidiary’s net identifiable assets acquired recorded as goodwill. Equity interests held by external parties are shown as non-controlling interests and transactions with non-controlling interest holders are recorded in our Consolidated Statements of Changes in Equity.

86 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

The equity method is used to account for joint ventures and entities over which SLF Inc. or its subsidiaries are able to exercise significant influence. Joint control is the contractually agreed sharing of control and exists only when the strategic and operating decisions require the unanimous consent of the parties sharing control. Significant influence is the power to participate in the financial and operating policies of an investee but is not control or joint control over those policies. Significant influence is generally presumed to exist when SLF Inc. or its subsidiaries holds greater than 20% but less than 50% of the voting power of the investee unless it can be demonstrated that this is not the case.

Foreign Currency Translation

Translation of Transactions in Foreign Currencies

The individual financial statements of SLF Inc. and its subsidiaries, joint ventures and associates are prepared in the currency in which they conduct their ordinary course of business, which is referred to as functional currency. Transactions occurring in currencies other than the functional currency are translated to the functional currency using the spot exchange rates at the dates of the transactions.

At the statement of financial position date, monetary assets and liabilities in foreign currencies are translated to the functional currency at the exchange rate at the statement of financial position date. Non-monetary assets and liabilities in foreign currencies that are held at fair value are translated at the statement of financial position date, while non-monetary assets and liabilities that are measured at historical cost are translated using the exchange rate at the date of the transaction.

The resulting exchange differences from the translation of monetary items and non-monetary items held at fair value, with changes in fair value recorded to income, are recognized in our Consolidated Statements of Operations. For monetary assets classified as available-for-sale (“AFS”), translation differences calculated on amortized cost are recognized in our Consolidated Statements of Operations and other changes in carrying amount are recognized in other comprehensive income (“OCI”). The exchange differences from the translation of non-monetary items classified as AFS are recognized in OCI.

Translations to the Presentation Currency

In preparing our Consolidated Financial Statements, the financial statements of foreign operations are translated from their respective functional currencies to Canadian dollars, our presentation currency. Assets and liabilities are translated at the closing exchange rate at the statement of financial position date, and income and expenses are translated using the average exchange rates. The accumulated gains or losses arising from translation of functional currencies to the presentation currency, net of the effect of any hedges, are included as a separate component of OCI within equity. Upon disposal of a foreign operation that includes loss of control, significant influence or joint control over a foreign operation, the cumulative exchange gain or loss related to that foreign operation is recognized in income.

Invested Assets

Financial Assets Excluding Derivative Financial Instruments

Financial assets include cash, cash equivalents and short-term securities, debt securities, equity securities, mortgages and loans, the financial assets included in other invested assets and policy loans. Financial assets are designated as financial assets at fair value through profit or loss (“FVTPL”) or AFS assets, or classified as loans and receivables at initial recognition. The following table summarizes the financial assets included in our Consolidated Statements of Financial Position and the asset classifications applicable to these assets.

Consolidated Statements of Financial Position line	Asset classification
Cash, cash equivalents and short-term securities	FVTPL
Debt securities	FVTPL and AFS
Equity securities	FVTPL and AFS
Mortgages and loans	Loans and receivables
Other invested assets	FVTPL and AFS
Policy loans	Loans and receivables

Mortgages and loans include mortgage loans and debt securities not quoted in an active market. Financial assets included in Other invested assets include investments in limited partnerships, segregated funds and mutual funds. Cash equivalents are highly liquid instruments with an original term to maturity of three months or less, while short-term securities have an original term to maturity exceeding three months but less than one year. Policy loans are fully secured by the policy values on which the loans are made. The accounting for each asset classification is described in the following sections.

i) Initial Recognition and Subsequent Measurement

Generally, debt securities, equity securities and other invested assets supporting our insurance contract liabilities or investment contract liabilities measured at fair value are designated as FVTPL, while debt securities, equity securities and other invested assets not supporting our insurance contract liabilities or supporting investment contract liabilities measured at amortized cost are designated as AFS. Mortgages and loans and policy loans are classified as loans and receivables. Financial assets are recognized in the Consolidated Statements of Financial Position on their trade dates, which are the dates that we commit to purchase or sell the assets.

Financial Assets at Fair Value Through Profit or Loss

Financial assets at FVTPL include financial assets that are held for trading (“HFT”), as well as financial assets that have been designated as FVTPL at initial recognition. A financial asset is classified as HFT if it is acquired principally for the purpose of selling in the near term. A financial asset can be designated as FVTPL if it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases; or if a group of financial assets, financial liabilities or both, is managed and its performance is evaluated on a fair value basis. Cash equivalents and short-term securities have been classified as HFT. Debt securities, equity securities and other invested assets supporting insurance contract liabilities or investment contract liabilities measured at fair value have been designated as FVTPL. This

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 87

designation has been made to eliminate or significantly reduce the measurement inconsistency that would arise due to the measurement of the insurance contract or investment contract liabilities, which are based on the carrying value of the assets supporting those liabilities.

Financial assets classified as FVTPL are recorded at fair value in our Consolidated Statements of Financial Position and transaction costs are expensed immediately. Changes in fair value as well as realized gains and losses on sale are recorded in Change in fair value through profit or loss assets and liabilities in our Consolidated Statements of Operations. Interest income earned and dividends received are recorded in Interest and other investment income in our Consolidated Statements of Operations. Because the carrying value of insurance contract liabilities is determined by reference to the assets supporting those liabilities, changes in the insurance contract liabilities generally offset changes in the fair value of debt securities classified as FVTPL, except for changes that are due to impairment. The majority of equity securities and other invested assets classified as FVTPL are held to support products where investment returns are passed through to policyholders and therefore, changes in the fair value of those assets are significantly offset by changes in insurance contract liabilities.

Available-for-Sale Financial Assets

Financial assets classified as AFS are recorded at fair value in our Consolidated Statements of Financial Position and transaction costs are capitalized on initial recognition. Transaction costs for debt securities are recognized in income using the effective interest method, while transaction costs for equity securities and other invested assets are recognized in income when the asset is derecognized. Changes in fair value are recorded to unrealized gains and losses in OCI. For foreign currency translation, exchange differences calculated on the amortized cost of AFS debt securities are recognized in income and other changes in carrying amount are recognized in OCI. The exchange differences from the translation of AFS equity securities and other invested assets are recognized in OCI. Interest income earned and dividends received are recorded in Interest and other investment income in our Consolidated Statements of Operations. Net impairment losses and realized gains and losses on the sale of assets classified as AFS are reclassified from accumulated OCI to Net gains (losses) on available-for-sale assets in the Consolidated Statements of Operations.

Loans and Receivables

Loans and receivables are carried at amortized cost using the effective interest method. Transaction costs for mortgages and loans are capitalized on initial recognition and are recognized in income using the effective interest method. Realized gains and losses on the sale of mortgages and loans and interest income earned, are recorded in Interest and other investment income in our Consolidated Statements of Operations.

ii) Derecognition

A financial asset is derecognized when the contractual rights to its cash flows expire, or we have transferred our economic rights to the asset and substantially all risks and rewards. In instances where substantially all risks and rewards have not been transferred or retained, the assets are derecognized if the asset is not controlled through rights to sell or pledge the asset.

iii) Impairment

Financial assets are assessed for impairment on a quarterly basis. Financial assets are impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one or more loss events and that event has an impact on the estimated future cash flows that can be reliably estimated. Objective evidence of impairment generally includes significant financial difficulty of the issuer, including actual or anticipated bankruptcy or defaults and delinquency in payments of interest or principal or disappearance of an active market for that financial asset. Objective evidence of impairment for an investment in an equity instrument or other invested asset also includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates that may indicate that the carrying amount will not be recovered, and a significant or prolonged decline in the fair value of an equity instrument or other invested asset below its cost.

Financial Assets at Fair Value Through Profit or Loss

Since financial assets classified as FVTPL are carried at fair value with changes in fair value recorded to income, any reduction in value of the assets due to impairment is already reflected in investment income. However, the impairment of expected future cash flows from assets classified as FVTPL generally impacts the change in insurance contract liabilities due to the impact of impairment on future cash flows.

Available-for-Sale Financial Assets

When there is objective evidence that a financial asset classified as AFS is impaired, the loss in accumulated OCI is reclassified to Net gains (losses) on available-for-sale assets in our Consolidated Statements of Operations. Following impairment loss recognition, a debt security continues to be carried at fair value with changes in fair value recorded in OCI, and it is assessed quarterly for further impairment loss or reversal. Subsequent losses on an impaired equity security or other invested asset, including losses relating to foreign currency changes, are reclassified from OCI to income in subsequent reporting periods until the asset is derecognized. Once an impairment loss on a debt security classified as AFS is recorded to income, any reversal of impairment loss through income occurs only when the recovery in fair value is objectively related to an event occurring after the impairment was recognized. Impairment losses on an equity security or other invested asset classified as AFS are not reversed through income.

Loans and Receivables

If an impairment loss on an individual mortgage or loan has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. For collateralized financial assets, the present value of the estimated future cash flows reflects the cash flows that may result from foreclosure less costs to sell, whether or not foreclosure is probable. If no evidence of impairment exists for an individually assessed mortgage or loan, it is included in a group of loans with similar credit risk characteristics and collectively assessed for impairment.

When an impairment loss has been incurred, the carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in income. If the impairment loss subsequently decreases and the decrease can be related

88 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

objectively to an event occurring after the initial impairment charge was recognized, the previous impairment charge is reversed by adjusting the allowance account and the reversal is recognized in income. Interest income is recognized on impaired mortgages and loans using the effective interest rate method and it is based on the estimated future cash flows used to measure the impairment loss.

Changes in the allowance account, other than write-offs net of recoveries, are charged against Interest and other investment income in our Consolidated Statements of Operations. Write offs, net of recoveries, are deducted from the allowance account when there is no realistic prospect of recovery, which is typically not before de-recognition of the asset through foreclosure or sale.

Derivative Financial Instruments

All derivative financial instruments are recorded at fair value in our Consolidated Statements of Financial Position. Derivatives with a positive fair value are recorded as Derivative assets while derivatives with a negative fair value are recorded as Derivative liabilities.

The accounting for the changes in fair value of a derivative instrument depends on whether or not it is designated as a hedging instrument for accounting purposes. Changes in fair value of derivatives that are not designated as hedging instruments for accounting purposes, which are defined as derivative investments, and embedded derivatives that are bifurcated are recorded in Change in fair value through profit or loss assets and liabilities in our Consolidated Statements of Operations. Income earned or paid on these derivatives is recorded in Interest and other investment income in our Consolidated Statements of Operations. Hedge accounting is applied to certain derivatives to reduce income statement volatility. When certain qualification criteria are met, hedge accounting recognizes the offsetting effects of hedging instruments and hedged items in income or defers the effective portion of changes in fair value of hedging instruments in OCI until there is a recognition event, such as the occurrence of a forecasted transaction or the disposal of a net investment in a foreign subsidiary. All hedging relationships are documented at inception and hedge effectiveness is assessed on a quarterly basis.

Fair Value Hedges

Certain interest rate swaps and foreign currency forwards are designated as fair value hedges of the interest rate or foreign exchange rate risks associated with AFS assets. Changes in fair value of the derivatives are recorded in Interest and other investment income in our Consolidated Statements of Operations. The change in fair value of the AFS assets related to the hedged risk is reclassified from OCI to income. As a result, ineffectiveness, if any, is recognized in income to the extent that changes in fair value of the derivatives and AFS assets do not offset. Interest income earned and paid on the AFS assets and swaps in the fair value hedging relationships are recorded in Interest and other investment income in the Consolidated Statements of Operations.

Cash Flow Hedges

Certain equity forwards are designated as cash flow hedges of the anticipated payments of awards under certain share-based payment plans. Changes in fair value based on spot price changes are recorded to OCI, with the spot to forward differential and any ineffectiveness recognized in Interest and other investment income in the Consolidated Statements of Operations. A portion of the amount included in OCI related to these forwards is reclassified to income as a component of operating expenses as the liabilities are accrued for the share-based payment awards over the vesting periods.

Net Investment Hedges

Certain swaps are designated as net investment hedges to reduce foreign exchange fluctuations associated with certain net investments in funding of foreign subsidiaries. Changes in fair value of these swaps based on forward prices are recorded to foreign exchange gains and losses in OCI, offsetting the respective foreign currency translation gains or losses arising from the underlying net investments in foreign subsidiaries. All amounts recorded to or from OCI are net of related taxes. If the hedging relationship is terminated, amounts deferred in accumulated OCI continue to be deferred until there is a disposal or partial disposal of our net investment in the hedged foreign subsidiary. Interest earned and paid on the swaps is recorded in Interest and other investment income in the Consolidated Statements of Operations.

Embedded Derivatives

An embedded derivative is a component of a host contract that modifies the cash flows of the host in a manner similar to a derivative, according to a specified interest rate, financial instrument price, foreign exchange rate underlying index or other variable. We are required to separate embedded derivatives from the host contract, if an embedded derivative has economic and risk characteristics that are not closely related to the host contract, meets the definition of a derivative, and the combined contract is not measured at fair value with changes recognized in income. If an embedded derivative is separated from the host contract, it will be accounted for as a derivative. For further details on embedded derivatives in insurance contracts, see the Insurance Contract Liabilities accounting policy in this Note.

Investment Properties

Investment properties are real estate held to earn rental income or for capital appreciation. Properties held to earn rental income or for capital appreciation that have an insignificant portion that is owner-occupied are classified as investment properties. Properties that do not meet these criteria are classified as property and equipment. Expenditures related to ongoing maintenance of properties incurred subsequent to acquisition are expensed. Investment properties are initially recognized at transaction price including transaction costs in our Consolidated Statements of Financial Position. These properties are subsequently measured at fair value with changes in value recorded to Change in fair value through profit or loss assets and liabilities in our Consolidated Statements of Operations. Fair value is supported by market evidence, as assessed by qualified appraisers. All assets are appraised annually and reviewed quarterly for material changes. External appraisals are obtained at least once every two years. In all cases, the valuation methodology used is a recognized or accepted approach in accordance with the valuation standards of the Appraisal Institutes of Canada or the United States.

Other Invested Assets – Non-Financial Assets

Other invested assets also include non-financial assets such as investments in associates and joint ventures, which are accounted for using the equity method. Investments in associates and joint ventures are initially recorded at cost. Subsequent adjustments to the investment are made for our share of net income or loss and our share of OCI. Our share of net income is recorded in Interest and other investment income in our Consolidated Statements of Operations and our share of OCI is recorded in our Consolidated Statements of Comprehensive Income (Loss). Impairment losses on equity method investments are recognized when events or changes in circumstances indicate that they are impaired. The impairment loss recognized is the difference between the carrying amount and the recoverable amount.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 89

Other Assets

Other assets include receivables, deferred acquisition costs, investment income due and accrued as well as prepaid expenses.

Deferred acquisition costs arising from service contracts or from service components of investment contracts are amortized over the expected life of the contracts based on the future expected fees.

Reinsurance Assets

In the normal course of business, we use reinsurance to limit exposure to large losses. We have a retention policy which requires that such arrangements be placed with well-established, highly rated reinsurers. Reinsurance assets are measured consistently with the amounts associated with the underlying insurance contracts and in accordance with the terms of each reinsurance contract. Amounts due to or from reinsurers with respect to premiums received or paid claims are included in Other assets and Other liabilities in the Consolidated Statements of Financial Position. Premiums for reinsurance ceded are presented as premiums ceded in the Consolidated Statements of Operations. Reinsurance expenses (recoveries), as presented in our Consolidated Statements of Operations, denote reinsurance expenses and expense recoveries resulting from reinsurance agreements.

Reinsurance assets are subject to impairment testing. If impaired, the carrying value is reduced, and an impairment loss is recognized in Reinsurance expenses (recoveries) in our Consolidated Statements of Operations. Impairment occurs when objective evidence exists (as a result of an event) after the initial recognition of the reinsurance asset indicating that not all amounts due under the terms of the contract will be received, and the impairment can be reliably measured.

Reinsurance assumed is accounted for as an insurance, investment or service contract depending on the underlying nature of the agreement and if it meets the definition of an insurance, investment or service contract. For the accounting for these types of contracts, see the respective policy section in this Note.

Property and Equipment

Owner-occupied properties and all other items classified as property and equipment are carried at historical cost less accumulated depreciation and impairment.

Borrowing costs incurred from the time of acquisition to the time when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are complete are capitalized as part of the cost of the property, while borrowing costs and repairs and maintenance incurred subsequent to the acquisition of the property are charged through operating expenses during the period in which they are incurred. Other subsequent costs are included in the assets’ carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to us and the cost of the item can be measured reliably.

Depreciation of property and equipment, excluding land which is not depreciated, is calculated using a straight-line method and amortized to their residual values over their estimated useful lives as follows:

Owner-occupied properties	25 to 49 years
Furniture, computers, other office equipment and leasehold improvements	2 to 10 years

The assets’ residual values, useful lives and method of depreciation are reviewed regularly, at a minimum at the end of each fiscal year, and adjusted if appropriate. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is considered to be impaired and it is written down immediately to its recoverable amount. In the event of an improvement in the estimated recoverable amount, the related impairment may be reversed. Gains and losses on disposal of property and equipment are determined by reference to their carrying amount, and are recognized in the Consolidated Statements of Operations.

Intangible Assets

Intangible assets consist of finite-life and indefinite-life intangible assets. Finite-life intangible assets are amortized on a straight-line basis over varying periods of up to 40 years, and are charged through operating expenses. The useful lives of finite-life intangible assets are reviewed annually, and the amortization is adjusted as necessary. Indefinite-life intangibles are not amortized, and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying values of the indefinite-life intangible assets to their recoverable amounts. If the carrying values of the indefinite-life intangibles exceed their recoverable amounts, these assets are considered impaired, and a charge for impairment is recognized in our Consolidated Statements of Operations.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable tangible and intangible assets of the acquired businesses. It is carried at original cost less any impairment subsequently incurred. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a cash generating unit (“CGU”) falling below its carrying value. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other groups of assets. The goodwill balances are allocated to either individual or groups of CGUs that are expected to benefit from the synergies of the business combination. Goodwill impairment is quantified by comparing a CGU’s carrying value to its recoverable amount, which is the higher of fair value less cost to sell and value in use. Impairment losses are recognized immediately and may not be reversed in future periods.

Insurance Contract Liabilities

Insurance contracts are contracts under which we accept significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder. The presence of significant insurance risk in individual contracts is assessed by reviewing books of contracts with homogeneous risk features.

As discussed in the Segregated Funds section of this Note, certain insurance contracts under which the policyholder bears the risks associated with the underlying investments are classified as Insurance contracts for account of segregated fund holders in our Consolidated Statements of Financial Position.

90 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

Insurance contract liabilities, including policy benefits payable and provisions for policyholder dividends, are determined in accordance with Canadian accepted actuarial practice and any requirements of OSFI. As confirmed by guidance provided by the Canadian Institute of Actuaries (“CIA”), the current Canadian Asset Liability Method (“CALM”) of valuation of insurance contract liabilities satisfies the IFRS 4 Insurance Contracts requirements for eligibility for use under IFRS. Under CALM, liabilities are set equal to the statement of financial position value of the assets required to support them.

Some insurance contracts contain discretionary participation features (“DPF”), whereby the policyholder has the right to receive potentially significant additional benefits based on the actual investments and other experience on a block of similar contracts. IFRS allows the non-guaranteed, or participating, elements of such contracts to be classified as either a liability or as equity, depending on the nature of our obligation to the policyholder. The contracts issued by us contain constructive obligations to the policyholder with respect to the DPF of the contracts. We have therefore elected to classify these features as a liability, consistent with accounting treatment under CALM, and in accordance with guidance provided by the CIA.

Derivatives embedded in insurance contracts are treated as separate derivatives and measured at fair value with changes in fair value recognized in income, except when the embedded derivative itself meets the definition of an insurance contract under IFRS, or when the risks and characteristics are closely related to those of the host contracts or when the derivative is the policyholder’s option to surrender an insurance contract for a fixed amount or an amount based on a fixed amount and an interest rate. The derivatives that have not been separated are accounted for as insurance contract liabilities.

Financial Liabilities

Investment Contract Liabilities

Contracts issued by us that do not transfer significant insurance risk, but do transfer financial risk from the policyholder to us, are financial liabilities and are accounted for as investment contracts. Service components of investment contracts are treated as service contracts. For further details on how service components of investment contracts are treated, see the Service Contracts accounting policy in this Note.

Liabilities for investment contracts without DPF are measured at FVTPL or amortized cost. Contracts recorded at FVTPL are measured at fair value at inception and each subsequent reporting period. Contracts recorded at amortized cost are initially recognized at fair value, less transaction costs directly attributable to the issue of the contract. These liabilities are derecognized when the obligation of the contract is discharged, cancelled or expired. At each subsequent period, the contracts are measured at amortized cost using the effective interest method. Changes in fair value of investment contract liabilities recorded at FVTPL and amortization on contracts recorded at amortized cost are recorded as an Increase (decrease) in investment contract liabilities in our Consolidated Statements of Operations. Deposits collected from and payments made to contract holders are recorded as an Increase and decrease in investment contract liabilities in our Consolidated Statements of Financial Position.

As discussed in the Segregated Funds section of this Note, certain investment contracts under which the policyholder bears the risks associated with the underlying investments are classified as Investment contracts for account of segregated fund holders in the Consolidated Statements of Financial Position.

The accounting for Investment contracts that contain DPF is described in the Insurance Contract Liabilities section of this Note.

Other Liabilities

Other liabilities include accounts payable, bond purchase agreements, senior financing, provisions, and deferred income and are measured at amortized cost. Deferred income arises from investment contracts where funds are received in advance of services provided.

Senior Debentures, Innovative Capital Instruments and Subordinated Debt

Senior debentures, innovative capital instruments and subordinated debt liabilities are recorded at amortized cost using the effective interest method. Transaction costs are recorded as part of the liability and are recognized in income using the effective interest method. These liabilities are derecognized when the obligation of the contract is discharged, cancelled or expired.

Service Contracts

Contracts issued by us that do not transfer significant insurance risk and do not transfer financial risk from the policyholder to us are classified as service contracts. Service components of investment contracts are also accounted for as service contracts. Fee income earned from these contracts is described in the Premium and Fee Income Recognition accounting policy section of this Note. Deferred acquisition costs are described under the Other Assets accounting policy section of this Note. Where the cost of meeting the obligations of the contract exceed the economic benefits expected to be received under it, a provision is set up in other liabilities.

Segregated Funds

Segregated funds are products for which we issue a contract where the benefit amount is directly linked to the fair value of the investments held in the particular segregated fund. Although the underlying assets are registered in our name and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risk and rewards of the fund’s investment performance. In addition, certain contracts include guarantees from us. We derive fee income from segregated funds, which is included in Fee income in our Consolidated Statements of Operations. Policyholder transfers between general funds and segregated funds are included in Net transfers to (from) segregated funds in the Consolidated Statements of Operations. Deposits to segregated funds are reported as increases in segregated funds liabilities and are not reported as revenues in our Consolidated Statements of Operations.

Investments for Account of Segregated Fund Holders

Investments for account of segregated fund holders are recorded separately from the Total general fund assets in our Consolidated Statements of Financial Position and are carried at fair value. Fair values are determined using quoted market values or, where quoted market values are not available, estimated fair values as determined by us.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 91

Insurance Contracts for Account of Segregated Fund Holders

Insurance contracts for account of segregated fund holders are recorded separately from the Total general fund liabilities in our Consolidated Statements of Financial Position. Insurance contracts under which the segregated fund holders bear the risks associated with the underlying investments are classified as insurance contracts for account of segregated fund holders. The liabilities reported as insurance contracts for account of segregated fund holders are measured at the aggregate of the policyholder account balances. Changes in the fair value of the invested assets of the segregated funds are recorded in net realized and unrealized gains (losses) within the segregated fund and are not recorded in our Consolidated Statements of Operations.

Other assets and liabilities associated with these insurance contracts, such as origination costs and the liabilities associated with guarantees provided by us, are included in general fund liabilities in Insurance contracts in the Consolidated Statements of Financial Position.

Investment Contracts for Account of Segregated Fund Holders

Investment contracts for account of segregated fund holders are recorded separately from the Total general fund liabilities in our Consolidated Statements of Financial Position. Investment contracts under which the segregated fund holders bear the risks associated with the underlying investments are classified as investment contracts for account of segregated fund holders. The liabilities reported as investment contracts for account of segregated fund holders are measured at the aggregate of the policyholder account balances.

Other liabilities associated with these investment contracts, such as onerous contract provisions required for service components, are included with general fund liabilities in Investment contracts in the Consolidated Statements of Financial Position.

Income Taxes

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Deferred income tax is provided using the liability method on temporary differences at the statement of financial position date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Current and deferred income tax relating to items recognized directly in equity is recognized in equity and not in our Consolidated Statements of Operations. Interest and penalties payable to taxation authorities are recorded in Operating expenses in our Consolidated Statements of Operations.

Deferred income tax assets and liabilities are calculated based on income tax rates and laws that are expected to apply when the liability is settled or the asset is realized, which are normally those enacted or considered substantively enacted at our Consolidated Statements of Financial Position dates. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where we control the timing of the reversal of the temporary difference and it is apparent that the temporary difference will not reverse in the foreseeable future. No deferred income tax asset or liability is recognized in relation to temporary differences that arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, did not affect either the accounting profit or taxable profit or loss. Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities, the deferred income taxes relate to the same legal entity and the same taxation authority and we intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

In determining the impact of taxes, we are required to comply with Canadian accepted actuarial practice and IFRS. CALM requires that all projected cash flows associated with insurance contract liabilities, including income taxes, be included in the determination of insurance contract liabilities. The insurance contract liabilities are therefore determined including all policy-related income tax effects on a discounted basis, and then adjusted for any related deferred income tax assets and liabilities held in accordance with IFRS. The net result of this adjustment is to leave the discounting effect of the deferred income taxes associated with temporary differences on policy-related tax items in the insurance contract liabilities.

Pension Plans and Other Post-Retirement Benefits

For defined benefit plans the present value of the defined benefit obligation is calculated by independent actuaries using the projected unit credit method, and actuarial assumptions that represent best estimates of future variables that will affect the ultimate cost of these obligations. Plan assets are measured at fair value and are held in separate trustee administered funds. The difference between the fair value of the plan assets and the present value of the defined benefit obligation, adjusted for any historic unrecognized actuarial gains or losses and past service cost is recognized on the Consolidated Statements of Financial Position as an asset or liability.

Actuarial gains and losses are accounted for using the corridor method. Actuarial gains and losses are amortized to income over the average remaining service period of active employees expected to receive benefits under the plan, but only to the extent that such gains or losses exceed 10% of the greater of plan assets or the benefit obligation at the beginning of the year.

Dividends

Dividends payable to holders of shares of SLF Inc. are recognized in the period in which they are authorized or approved. Dividends that have been reinvested in additional common shares under the Dividend Reinvestment and Share Purchase Plan (“DRIP”) are also reflected as dividends within retained earnings. Where SLF Inc. has issued common shares from treasury under the DRIP, the additional shares have been reflected in common shares.

Premium and Fee Income Recognition

Gross premiums for all types of insurance contracts excluding segregated fund contracts are generally recognized as revenue when due.

Fee income includes fund management and other asset-based fees, commissions from intermediary activities, fees on service contracts and is recognized when services are rendered.

92 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

Share-Based Payments

Stock options of SLF Inc. granted to employees are accounted for as equity-settled share-based payment transactions. The total compensation expense for stock options is computed based on the fair value of the stock option at the date of grant and the estimated number of options expected to vest at the end of the vesting period. The expense is recognized over the vesting period as compensation expense in Operating expenses in the Consolidated Statements of Operations, with an offset to contributed surplus in our Consolidated Statements of Changes in Equity. When options are exercised, new shares are issued, contributed surplus is reversed and the shares issued are credited to common shares in our Consolidated Statements of Changes in Equity.

Other share-based payment plans based on the value of SLF Inc.’s shares are accounted for as cash-settled share-based payment transactions. The total liabilities for these plans are computed based on the estimated number of awards expected to vest at the end of the vesting period. The liabilities are recomputed at the end of each reporting period and are measured at the fair value of the award at that reporting date. The liabilities are accrued and expensed on a straight-line basis over the vesting periods. The liabilities are paid in cash at the end of the vesting period.

Share-based payment awards within MFS Investment Management (“MFS”) which are based on their own shares, are accounted for as cash-settled share-based payment awards. The vested and unvested awards, as well as the shares that have been issued under these plans, are recognized as liabilities because the subsidiary has a practice of purchasing the issued shares from employees after a specified holding period. The total liabilities for these plans are computed based on the estimated number of awards expected to vest at the end of the vesting period. The liabilities are accrued over the vesting period and are measured at fair value at each reporting period with the change in fair value recognized as compensation expense. The liabilities are paid in cash when the shares are purchased from the employees.

1.B Changes in Accounting Policies

The following new standards and amendments to existing standards were issued by the IASB and are expected to be adopted by us in future years.

Future Changes Expected to be Adopted in 2012

In October 2010, IFRS 7 Financial Instruments: Disclosures was amended to revise the disclosures related to transfers of financial assets. The revised disclosures will help users of financial statements evaluate the risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position and provide transparency in the reporting of these transactions, particularly those that involve securitization of financial assets. The amended disclosure requirements will be applicable for us in 2012 and we are currently assessing the impact on our Consolidated Financial Statements.

In December 2010, IAS 12 Income Taxes was amended regarding deferred tax and the recovery of underlying assets. The amendments provide an approach for measuring deferred tax liabilities and deferred tax assets when investment properties are measured at fair value. These amendments are effective on January 1, 2012. The adoption of these amendments will not impact our Consolidated Financial Statements as the amendments are consistent with our current accounting policy.

Future Changes Expected to be Adopted in 2013 or Later

In May 2011, IFRS 10 Consolidated Financial Statements was issued, which replaces the consolidation guidance in IAS 27, Consolidated and Separate Financial Statements and SIC-12 Consolidation-Special Purpose Entities. It defines the principle of control, establishes control as the basis for determining which entities are consolidated, and sets out the requirements for the preparation of consolidated financial statements. Under the standard, an investor controls an investee when it has power over the investee, exposure or rights to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor’s returns. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. We are currently assessing the impact the adoption of this standard will have on our Consolidated Financial Statements.

In May 2011, IFRS 11 Joint Arrangements was issued which replaces IAS 31, Interests in Joint Ventures. It requires a party to a joint arrangement to determine the type of arrangement in which it is involved by assessing its rights and obligations from the arrangement. It eliminates the option to use the proportionate consolidation method for joint ventures and requires that the equity method be applied to account for our investment in these entities. This standard is effective for annual periods beginning on or after January 1, 2013. We are currently assessing the impact the adoption of this standard will have on our Consolidated Financial Statements.

In May 2011, IFRS 12 Disclosure of Interests in Other Entities was issued, which applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 requires that an entity disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and to evaluate the effects of those interests on its financial position, financial performance and cash flows. We are currently assessing the impact the adoption of this standard will have on our Consolidated Financial Statements.

As a result of the issuance of IFRS 10, IFRS 11 and IFRS 12, both the current IAS 27 Consolidated and Separate Financial Statements and IAS 28 Investments in Associates, were amended. The requirements related to separate financial statements will remain in IAS 27 while the requirements related to consolidated financial statements are replaced by IFRS 10. The disclosure requirements currently in IAS 28 are replaced with IFRS 12. The amendments are effective for annual periods beginning on or after January 1, 2013. The amendments to IAS 27 and IAS 28 are not expected to have a material impact on our Consolidated Financial Statements.

In May 2011, IFRS 13 Fair Value Measurement was issued. IFRS 13 defines fair value and sets out a single framework for measuring fair value when measurement at fair value is required by other IFRS standards, and requires disclosures about fair value measurement. This standard is effective for annual periods beginning on or after January 1, 2013. We are currently assessing the impact the adoption of this standard will have on our Consolidated Financial Statements.

In June 2011, IAS 19 Employee Benefits was amended. Under the amended standard, actuarial gains and losses will no longer be deferred or recognized in profit or loss, but will be recognized immediately in other comprehensive income. Past service costs will be recognized in the period of a plan amendment and the annual expense for a funded plan will include net interest expense or income using the discount rate to the net defined benefit asset or liability. The amendments also require changes to the presentation in the

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 93

consolidated financial statements and enhanced disclosures for defined benefit plans. This amended standard is effective for annual periods beginning on or after January 1, 2013. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

In June 2011, IAS 1 Presentation of Financial Statements was amended regarding the presentation of items in other comprehensive income. The amendments require separate presentation within other comprehensive income of items that are potentially reclassifiable to profit or loss subsequently and those that will not be reclassified to profit or loss. The amendments are effective for annual periods beginning on or after July 1, 2012. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

In December 2011, amendments to IFRS 7 Financial Instruments: Disclosures were issued which require additional disclosures about the effects of offsetting financial assets and financial liabilities and related arrangements. The new disclosures will require entities to disclose gross amounts subject to rights of set off, amounts set off, and the related net credit exposure. The disclosures are intended to help investors understand the effect or potential effect of offsetting arrangements on a company’s financial position. The new disclosures are effective for annual periods beginning on or after January 1, 2013. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

In December 2011, amendments to IAS 32 Financial Instruments: Presentation were issued to address inconsistencies in current practice in the application of the offsetting criteria in IAS 32 by providing certain clarifications. The amendments are effective for annual periods beginning on or after January 1, 2014. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

In November 2009, IFRS 9 Financial Instruments was issued and subsequently amended in October 2010. The current IFRS 9, which addresses the classification and measurement of financial assets and liabilities, is the first phase of a three phase project to replace IAS 39 Financial Instruments: Recognition and Measurement. It requires financial assets to be measured at fair value or amortized cost on the basis of their contractual cash flow characteristics and the entity’s business model for managing the assets. It also changes the accounting for financial liabilities measured using the fair value option. The IASB continues to deliberate on the other two phases of the project, which address impairment and hedge accounting. IFRS 9 was originally issued with an effective date of annual periods beginning on or after January 1, 2013. However, in December 2011, the effective date was deferred to January 1, 2015. The December amendments also provide relief from the requirements to restate comparative financial statements. We are currently assessing the impact that the various phases of this project may have on our Consolidated Financial Statements.

2. IFRS 1 – First Time Adoption

The Canadian Accounting Standards Board (“AcSB”) requires that Canadian publicly accountable entities prepare their financial statements in accordance with IFRS for fiscal years beginning on or after January 1, 2011. As these financial statements represent the presentation of our results and financial position under IFRS, they were prepared in accordance with IFRS 1 First Time Adoption of International Financial Reporting Standards (“IFRS 1”). IFRS 1 requires retrospective application of all IFRS standards, with certain optional exemptions and mandatory exceptions, which are described further in this Note. The accounting policies described in Note 1 have been applied consistently to all periods presented in our Consolidated Financial Statements with the exception of the optional exemptions elected and the mandatory exceptions required. At the Transition Date, an opening statement of financial position was prepared under IFRS.

Our 2010 Annual Consolidated Financial Statements were previously prepared in accordance with Canadian GAAP. In this Note our transition to IFRS is explained through the following:

2.A First Time Adoption Optional Exemptions and Mandatory Exceptions to Retrospective Application of IFRS

This section describes the standards for which IFRS was not applied retrospectively as available in IFRS 1.

2.B Reconciliations of Total Equity and Comprehensive Income from Canadian GAAP to IFRS

Quantitative and qualitative explanations are included in this section to explain the differences between Canadian GAAP and IFRS in total equity and comprehensive income.

2.C Reconciliation of Opening Consolidated Statement of Financial Position from Canadian GAAP to IFRS

This section explains quantitatively and qualitatively the impact and differences between Canadian GAAP and IFRS.

2.D Reconciliation of Consolidated Cash Flow from Canadian GAAP to IFRS

This section explains the impact and differences between Canadian GAAP and IFRS

2.A First Time Adoption Optional Exemptions and Mandatory Exceptions to Retrospective Application of IFRS

As previously noted, IFRS 1 requires retrospective application of all IFRS standards with certain optional exemptions and mandatory exceptions. The optional exemptions elected and the mandatory exceptions to retrospective application of IFRS are described below and the quantification of these are discussed in Section B of this Note.

2.A.i Optional Exemptions

1. Cumulative Foreign Currency Translation Differences

Retrospective application of IFRS would require us to determine cumulative foreign currency translation differences in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates, from the date a subsidiary or equity method investee was formed or acquired. IFRS 1 permits cumulative translation differences to be reset to zero at the Transition Date. We have elected to reset all cumulative foreign currency translation differences in accumulated OCI to zero with an offset to retained earnings as at the Transition Date.

94 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

2. Cumulative Unrecognized Actuarial Losses on Employee Benefits

IAS 19 Employee Benefits, requires retrospective application for the recognition of all cumulative actuarial gains and losses on pension plans and other post-retirement benefits. IFRS 1 provides the option to recognize all deferred cumulative unamortized actuarial gains and losses on defined benefit pension plans and other benefits plans under Canadian GAAP in opening equity at the Transition Date and provide disclosures on a prospective basis. We have taken this option, resulting in the cumulative amount of actuarial losses on our defined benefit pension plans and other benefits plans being recognized in retained earnings at the Transition Date.

3. Financial Instruments

IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) sets out the classification and designation requirements for financial instruments at the date of initial recognition, which is the date the entity becomes a party to the contractual provisions of the financial instrument. However, IFRS 1 allows for revised designation of financial instruments held at the Transition Date as AFS or FVTPL. The revised designations have been done primarily to reduce measurement inconsistencies or accounting mismatch.

4. Business Combinations

The retrospective application of IFRS 3R (Revised) Business Combinations (January 2008) (“IFRS 3R”), would require the restatement of all business combinations that occurred prior to the Transition Date. IFRS 1 provides an option not to apply IFRS 3R retrospectively to acquisitions that occurred before the Transition Date and we have elected this optional exemption. Therefore, no adjustments were required to retained earnings or other balances as a result of the adoption of IFRS 3R. As we have elected not to apply IFRS 3R retrospectively, we have applied the accounting requirements in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”), for transactions with non-controlling interests prospectively from the Transition Date.

5. Share-Based Payments

Under IFRS, a first-time adopter is encouraged but not required to apply IFRS 2 Share-Based Payment, to liabilities arising from share-based payment transactions that were settled before the Transition Date. We have taken this exemption and have not applied IFRS 2 Share-Based Payment to liabilities settled prior to the Transition Date.

6. Borrowing Costs

IAS 23 Borrowing Costs, requires that borrowing costs directly attributable to the acquisition, construction or production of an asset be capitalized using the weighted average of applicable borrowing costs. We have elected to apply this standard prospectively from the Transition Date.

2.A.ii Mandatory Exceptions

1. Hedging Relationships

Hedge accounting can only be applied from the Transition Date to hedging relationships that satisfy the hedge accounting criteria in IAS 39 at that date. As at the Transition Date, we reclassified amounts from accumulated OCI to retained earnings relating to hedging relationships under Canadian GAAP that are no longer designated as hedges under IFRS.

2. Estimates

Estimates made in accordance with IFRS at the Transition Date are consistent with estimates we previously made under Canadian GAAP.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 95

2.B Reconciliations of Total Equity and Comprehensive Income from Canadian GAAP to IFRS

2.B.i Reconciliation of Total Equity

The following tables reconcile the total equity as previously reported under Canadian GAAP to the amounts reported under IFRS as at the Transition Date of January 1, 2010 and December 31, 2010. Certain adjustments did not impact total equity but resulted in reclassifications between amounts in OCI, retained earnings and contributed surplus. A separate reconciliation is provided for the amounts reclassified between OCI, retained earnings and contributed surplus as at January 1, 2010. Explanations for each of the adjustments to equity are included in section 2.B.iv that follows the reconciliations.

As at	Item	December 31, 2010	January 1, 2010
Total equity as reported under Canadian GAAP		$18,359	$17,337
Adjustments to total equity under IFRS:
Reclassification of Non-controlling interests	1	24	24
Consolidation:
Consolidation of special purpose entities	2	19	33
Reversal of dilution gains	3	(36)	–
Asset and contract remeasurements:
Property and equipment at cost less accumulated depreciation	4	(183)	(180)
Investment properties adjustment to fair value	5	2	71
Deferred net realized gains on real estate reversed	6	219	225
Limited partnerships and private equities to fair value	7	37	44
Private debt reclassification to loans and receivables	8	(532)	(613)
Investment contract liabilities remeasurements	9	(74)	(61)
Insurance contract liabilities remeasurements	10	368	369
IFRS exemptions and other:
Impairment of goodwill	11	(1,771)	(1,833)
Share-based payments	12	(241)	(129)
Cumulative unrecognized actuarial losses on employee benefits	13	(434)	(450)
Income taxes	14	314	304
Total adjustments to equity under IFRS		$(2,288)	$(2,196)
Total equity as reported under IFRS		$16,071	$15,141

2.B.ii Reclassifications Between Components of Total Equity

The following table shows the reclassifications between OCI, retained earnings and capital and contributed surplus (includes preferred shares, common shares and contributed surplus). There were no adjustments to preferred shares or common shares.

As at January 1, 2010	Item	Capital and contributed surplus	Retained earnings	Accumulated OCI	Total
Equity reported under Canadian GAAP		$9,000	$10,882	$(2,545)	$17,337
Reclassifications between components of equity under IFRS
Reset cumulative foreign currency translation differences(1)	15	–	(2,637)	2,637	–
Derivatives and hedge accounting	16	–	(40)	40	–
Share-based payments	12	(52)	52	–	–
Total reclassifications between components of equity under IFRS		$(52)	$(2,625)	$2,677	$–
Equity before IFRS adjustments		$8,948	$8,257	$132	$17,337

(1)	This adjustment is net of tax of $90

2.B.iii Reconciliation of Comprehensive Income

The following table reconciles total net income and total comprehensive income as reported under Canadian GAAP to the amounts reported under IFRS for the periods presented. In addition to the items included in the reconciliation that follows, certain amounts in our Consolidated Statements of Operations have been presented differently under IFRS as compared to Canadian GAAP, without impacting total net income or total comprehensive income. Most of the income items that are presented differently under IFRS are due to their presentation under our opening IFRS Consolidated Statement of Financial Position. Further explanations of the statement of financial position reclassifications and consolidations affecting our Consolidated Statements of Operations presentation can be found in Section 2.C of this Note as part of the explanation of the differences between Canadian GAAP and IFRS for the opening statement of financial position.

96 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

	Item	For the year ended December 31, 2010
Total net income as reported under Canadian GAAP		$1,685
Reclassification of non-controlling interests	1	23
		$1,708
Adjustments to total net income (loss):
Consolidation:
Consolidation of special purpose entities	2	(8)
Reversal of dilution gains	3	(29)
Asset and contract remeasurements:
Property and equipment at cost less accumulated depreciation	4	(6)
Investment properties adjustment to fair value	5	(90)
Deferred net realized gains on real estate reversed	6	1
Limited partnerships and private equities to fair value	7	4
Private debt reclassification to loans and receivables	8	67
Investment contract liabilities remeasurements	9	(17)
Insurance contract liabilities remeasurements	10	10
Derivatives and hedge accounting	16	24
IFRS exemptions and other:
Share-based payments	12	(132)
Cumulative unrecognized actuarial losses on employee benefits	13	6
Foreign currency translation differences	17	(38)
Income taxes	14	18
Total adjustments to total net income (loss)		$(190)
Total net income (loss) as reported under IFRS		$1,518
Total other comprehensive income (loss) as reported under Canadian GAAP		$(330)
Adjustments to other comprehensive income (loss):
Foreign currency translation differences	17	100
Derivatives and hedge accounting	16	(6)
Limited partnerships and private equities to fair value	7	(10)
Private debt reclassification to loans and receivables	8	3
Consolidation of special purpose entities	2	1
Owner occupied property transferred to investment properties	18	8
Income taxes	14	(4)
Total adjustments to other comprehensive income (loss)		$92
Total other comprehensive income (loss) as reported under IFRS		$(238)
Total comprehensive income as reported under Canadian GAAP		$1,378
Total comprehensive income as reported under IFRS		$1,280
Basic EPS – Canadian GAAP	19	$2.79
Basic EPS – IFRS	19	$2.48
Diluted EPS – Canadian GAAP	19	$2.76
Diluted EPS – IFRS	19	$2.39

2.B.iv Analysis of Adjustments to Equity and Comprehensive Income Due to the Adoption of IFRS

The following sections describe the adjustments to equity and comprehensive income shown in the preceding tables in further detail. Adjustments to equity in periods subsequent to the Transition Date may change due to fluctuations in the foreign exchange rates for each reporting period.

1. Reclassification of Non-Controlling Interests

Under Canadian GAAP, non-controlling interests were presented separately from total equity in our Consolidated Statements of Financial Position. In accordance with IAS 27, non-controlling interests are presented as part of equity, separate from the parent company shareholders’ equity, resulting in an adjustment to total equity on the Transition Date. As a result, income attributable to non-controlling interests is included in total net income under IFRS.

2. Consolidation of Special Purpose Entities

Under IFRS, we are required to consolidate SPEs where we have control, based on the substance of the relationship between us and the SPE which differs from the consolidation model used under Canadian GAAP for these types of entities.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 97

As a result, we have consolidated the assets and liabilities of certain securitization structures that meet the definition of an SPE under our control under IFRS, and have reversed the retained interest we hold in these structures, which were recorded at fair value under Canadian GAAP. Certain assets within these SPEs are measured at amortized cost under IFRS resulting in a measurement difference from Canadian GAAP and an adjustment to equity on the Transition Date. Subsequent to the Transition Date, the income earned and expenses paid by these consolidated entities under IFRS compared to the income and market value changes on the retained interests that are eliminated result in a difference in total net income between IFRS and Canadian GAAP.

In addition, Sun Life Capital Trust vehicles used for the issuance of innovative capital instruments, Sun Life ExchangEable Capital Securities (“SLEECS”), which did not previously require consolidation under Canadian GAAP also meet these requirements and are consolidated under IFRS.

3. Reversal of Dilution Gains

Under IFRS, transactions with non-controlling interests that do not result in a change in control are required to be recorded in equity. Under Canadian GAAP these transactions were recorded as step acquisitions or disposals resulting in the recording of goodwill or a gain or loss in income. This adjustment reflects the reversal of these balances to equity in the reporting periods in 2010.

4. Property and Equipment at Cost Less Accumulated Depreciation

Owner-occupied properties are classified as property and equipment under IAS 16 Property, Plant and Equipment, and accounted for at cost less accumulated depreciation and accumulated impairment loss. Under Canadian GAAP, owner-occupied properties were recorded as part of Real estate in the Consolidated Statements of Financial Position. IFRS 1 allows us to elect fair value as deemed cost on the Transition Date for property and equipment. We have not elected this option and property and equipment, including owner-occupied properties, have been measured at cost less accumulated depreciation on the Transition Date. The adjustment to opening equity on the Transition Date reflects the measurement change of being recorded at cost less accumulated depreciation under IFRS from the value using the moving average market method (“MAMM”) under Canadian GAAP. While both IFRS and Canadian GAAP total net income include rental income from third parties on these properties they differ as a result of the difference between the reversal for MAMM under Canadian GAAP and the recording of the depreciation expense to that recorded under IFRS.

5. Investment Properties Adjustment to Fair Value

Properties that meet the definition of investment properties under IAS 40 Investment Properties, have been reclassified from Real estate under Canadian GAAP, which were measured using MAMM, to Investment properties which are measured at fair value under IFRS. The adjustment to opening equity on the Transition Date related to investment properties reflects this measurement difference. For those investments backing insurance contract liabilities, an adjustment is recorded in insurance contract liabilities that offsets a significant portion of this asset measurement change. For further details, see Item 10 in this section of this Note which includes additional information regarding the impact on insurance contract liabilities. In periods subsequent to the Transition Date the difference between measurement methods results in a difference in total net income between Canadian GAAP and IFRS.

6. Deferred Net Realized Gains on Real Estate Reversed

Under Canadian GAAP, net realized gains on our real estate portfolio were deferred and amortized into income. On the Transition Date, these deferred net realized gains were recorded to retained earnings as IAS 40 Investment Properties, and IAS 16 Property, Plant and Equipment, require recognition of all gains and losses on these properties in income on realization. In periods subsequent to the Transition Date, adjustments are recognized in total net income for the difference between the amortization of the deferred gains recorded in income in Canadian GAAP and the gains realized on sales of properties that occurred subsequent to the Transition Date that were recognized in income immediately under IFRS. For further details, see Item 10 in this section of this Note which includes additional information regarding the impact on insurance contract liabilities.

7. Limited Partnerships and Private Equities to Fair Value

In accordance with IAS 39, investments held by us that are not quoted in an active market must be measured at fair value when fair value is reliably measureable, while Canadian GAAP required these be recorded at cost. The difference in the measurement of these assets has been recorded to opening equity. For those investments backing insurance contract liabilities, an adjustment was recorded in insurance contract liabilities that offsets a significant portion of the asset measurement change. For further details, see Item 10 in this section of this Note which includes additional information regarding the impact on insurance contract liabilities. The difference in measurement from cost to fair value at each reporting period is recorded in OCI, resulting in a difference from Canadian GAAP.

8. Private Debt Reclassification to Loans and Receivables

In accordance with IAS 39, certain financial instruments that were previously classified as HFT or AFS measured at fair value do not meet the criteria for this classification under IFRS. Therefore, they are reclassified to loans and receivables, have been recorded in Mortgages and loans in the Consolidated Statements of Financial Position and are measured at amortized cost. The difference in the measurement of these assets has been recorded to opening equity. For those investments supporting insurance contract liabilities, an adjustment is recorded in insurance contract liabilities that offsets a significant portion of this asset measurement change. For further details, see Item 10 in this section of this Note which includes additional information regarding the impact on insurance contract liabilities. There is also a difference in OCI for the reversal of fair value adjustments of assets previously classified as AFS assets under Canadian GAAP which are now measured at amortized cost. In reporting periods subsequent to the Transition Date, the difference between measurement methods results in a difference in total net income between Canadian GAAP and IFRS.

9. Investment Contract Liabilities Remeasurements

In accordance with IAS 39, investment contracts are measured at fair value or amortized cost. The adjustment to equity at the Transition Date reflects the difference between fair value or amortized cost of the investment contract and the amount previously reported as an actuarial liability under Canadian GAAP. Assets supporting these investment contract liabilities have been redesignated to ensure any accounting mismatch in measurement between assets and liabilities is minimized. The difference in measurement between Canadian GAAP and IFRS at each reporting period subsequent to the Transition Date is recorded in total net income.

98 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

10. Insurance Contract Liabilities Remeasurements

Under Canadian accepted actuarial practice, the value of insurance contract liabilities is determined by reference to the carrying value of the assets supporting those liabilities. As a result of the measurement differences recorded on assets supporting insurance contract liabilities, adjustments were recorded to equity to reflect the corresponding change in measurement to insurance contract liabilities as at the Transition Date. Therefore, for assets supporting insurance contract liabilities, the impact to equity from asset measurement differences under IFRS from Canadian GAAP is significantly offset by the associated adjustment to insurance contract liabilities.

Adjustments to insurance contract liabilities were made for asset remeasurements discussed in items 5, 6, 7 and 8 in this section of this Note.

11. Impairment of Goodwill

Impairment testing of goodwill is required to be performed at the CGU level under IFRS, which is a more granular level, compared to the reporting unit level under Canadian GAAP. The primary basis for determining a reporting unit is that it constitutes a business with discrete financial information that is regularly reviewed by management. A CGU, by comparison, is defined as the smallest identifiable group of assets that generate cash inflows that are independent of cash inflows from other groups of assets.

Canadian GAAP reporting units for purpose of goodwill impairment testing consisted of Canada, McLean Budden, U.S., MFS, Asia, U.K. and Reinsurance. These reporting units have been further divided into their respective CGUs under IFRS, where required. The goodwill acquired in past business combinations has been allocated to the CGUs or groups of CGUs that were expected to benefit from the synergies of the particular acquisition at the time. Included in the table below are the CGUs defined upon transition where goodwill has been allocated.

Goodwill has been tested for impairment at the Transition Date. Further details on the goodwill impairment testing process under IFRS are included in Note 10.

The following table summarizes the CGUs and groups of CGUs to which goodwill has been allocated and the results of the impairment test performed at the Transition Date which resulted in certain impairment of goodwill by CGU recorded in opening equity.

As at January 1, 2010	IFRS goodwill before impairment	Impairment(2)	IFRS goodwill after impairment
SLF Canada(1)
Individual insurance	$1,216	$(310)	$906
Individual wealth	685	(333)	352
Group retirement services	453	–	453
Group benefits	1,054	–	1,054
SLF U.S.
Fixed annuities	1,190	(1,190)	–
Variable annuities	98	–	98
Employee benefits group	352	–	352
SLF Asia
Hong Kong	463	–	463
Corporate
MFS Holdings(1)	420	–	420
U.K.	183	–	183
Reinsurance	309	–	309
Total	$6,423	$(1,833)	$4,590

(1)	The McLean Budden CGU, which had a goodwill balance of $74 at the Transition Date and was previously reported under SLF Canada, was transferred to MFS Holdings subsequent to our purchase of the minority shares of McLean Budden. See Note 17 for details.
(2)	Due to foreign exchange rate movements during 2010, the adjustment to equity as at December 31, 2010 would have been $1,771.

12. Share-Based Payments

Share-based payment awards within MFS, are accounted for as cash-settled share-based payment awards under IFRS 2 Share-Based Payment, rather than as equity settled awards as under Canadian GAAP. The vested and unvested awards, as well as the shares that have been issued under these plans, are recognized as liabilities because the subsidiary has a practice of purchasing the issued shares from employees after a specified holding period. The liabilities are accrued over the vesting period and are measured at fair value at each reporting period with the change in fair value recognized as compensation expense. Under Canadian GAAP, the period over which the employees held the shares prior to MFS purchasing their shares was sufficient for the awards to be accounted for as equity-settled share-based payment awards. This resulted in recognition of compensation expense that was based on the fair value at the date of grant and non-controlling interests when shares were issued under the plans.

On the Transition Date, the difference between the liability recorded under IFRS and the amount that had been recognized as non-controlling interest under Canadian GAAP was recognized as an adjustment to opening equity. In addition, amounts accumulated in contributed surplus relating to the unvested portion of these awards under Canadian GAAP were reclassified to retained earnings on the Transition Date. IFRS also requires that forfeitures be estimated when recording compensation expense. Canadian GAAP allowed the effect of forfeitures to be recognized in the period when the forfeiture occurred. This difference also resulted in an adjustment that was recognized in opening retained earnings at the Transition Date.

In the periods subsequent to the Transition Date, adjustments were made to total net income due to the difference in the compensation expense recorded under IFRS and the amounts recorded under Canadian GAAP.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 99

13. Cumulative Unrecognized Actuarial Losses on Employee Benefits

IFRS 1 provides the option to recognize all cumulative actuarial gains and losses on pension plans and other post-retirement benefits deferred under Canadian GAAP in opening retained earnings at the Transition Date. The cumulative amount of actuarial losses recorded in other assets on our defined benefit pension plans and other benefits plans has been recognized in retained earnings as at the Transition Date. The total net income in periods subsequent to the Transition Date has been adjusted under IFRS to reverse the amortization of these losses under Canadian GAAP.

14. Income Taxes

The adjustment to total equity at the Transition Date reflects the total tax recovery on all the adjustments from Canadian GAAP to IFRS other than those adjustments that are not considered a temporary difference. The adjustment to total net income in subsequent periods in 2010 is the deferred tax expense recorded under IFRS which reduces the tax recovery recorded at the Transition Date.

15. Reset Cumulative Foreign Currency Translation Differences

As described in Section A of this Note, IFRS 1 permits cumulative foreign currency translation differences to be reset to zero at the Transition Date. We have elected to reset all cumulative translation differences in accumulated OCI to zero with an offset to retained earnings as at the Transition Date.

16. Derivative and Hedge Accounting

As described in Section A of this Note, all hedging relationships that qualify for hedge accounting under IFRS have been documented on the Transition Date. As at the Transition Date, we reclassified amounts between accumulated OCI and retained earnings relating to hedging relationships under Canadian GAAP that did not qualify for hedge accounting under IFRS.

Subsequent to the Transition Date, total net income and OCI differ between Canadian GAAP and IFRS due to hedges that did not qualify for hedge accounting under IFRS as well as interest income or expense from derivatives designated as net investment hedges which is recorded directly to income under IFRS.

17. Foreign Currency Translation Differences

Foreign currency translation amounts recorded in our Consolidated Financial Statements differ under IFRS when compared to Canadian GAAP as a result of the following accounting policy differences.

As a result of different carrying amounts between Canadian GAAP and IFRS, the foreign currency translation differences when translating foreign operations to our functional currency differs.

Under IFRS, cumulative foreign currency translation differences are recorded in income upon disposal of a foreign operation, which includes loss of control, significant influence or joint control over a foreign operation. Canadian GAAP recognized foreign currency translation differences in income when there is a reduction in our net investment in a self-sustaining foreign operation resulting from a capital transaction, dilution or sale of all or part of the foreign operation.

In 2010, we sold our life retrocession business, which constituted the disposition of a foreign operation under IFRS, as we no longer control this business, and therefore, recorded the related cumulative foreign currency translation differences of $33 in income. Under Canadian GAAP, we did not recognize foreign currency translation differences in income as there was no reduction of net investment or repatriation of capital as at December 31, 2010. As a result, we recognized an after-tax loss in income of $32 on this transaction under IFRS instead of the $1 after-tax gain recognized under Canadian GAAP.

In addition, IAS 21 The Effects of Changes in Foreign Exchange Rates, requires that foreign currency gains and losses on AFS debt securities held in a currency other than the subsidiary’s functional currency be recorded in our Consolidated Statements of Operations.

18. Owner-Occupied Property Transferred to Investment Properties

In the fourth quarter of 2010, there was a change in the use of a property that resulted in an owner-occupied property measured at cost less accumulated depreciation being transferred to investment properties measured at fair value under IFRS. As a result, the increase in value was required to be recorded in the Consolidated Statements of Comprehensive Income (Loss). There was no distinction between owner-occupied and investment property under Canadian GAAP.

19. Diluted Earnings Per Share

The diluted earnings (loss) per share (“EPS”) under IFRS excludes the impact of share-based payment equity awards of a subsidiary that are accounted for as liabilities under IFRS. Adjustments made to common shareholders’ net income due to the potential reduction that would result from the vesting and exercise of these awards under Canadian GAAP did not impact the diluted EPS of SLF Inc. under IFRS. In addition, the potential conversion of certain instruments described further in Note 28, are included in the calculation of diluted EPS under IFRS. When these instruments are converted to preferred shares of Sun Life Assurance, we have the option to settle the preferred shares with cash or common shares of SLF Inc. Under IFRS, diluted EPS must be based on the presumption that these securities will be settled by the issuance of common shares while under Canadian GAAP these potential common shares could be excluded from the calculation of diluted EPS since our past experience or policy provided a reasonable basis that these securities would be settled in cash rather than shares.

100 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

2.C Reconciliation of Opening Consolidated Statement of Financial Position from Canadian GAAP to IFRS

The following reconciles our Canadian GAAP Consolidated Statement of Financial Position to our IFRS Consolidated Statement of Financial Position as at the Transition Date. The Canadian GAAP balances have been presented in a format that is consistent with the presentation under IFRS and includes:

•	Elimination of separate presentation of HFT and AFS bonds and stocks which are now included in debt securities and equity securities, respectively.
•	Presentation of policy loans separate from other invested assets.
•	Presentation of property and equipment and deferred tax assets separate from other assets.
•	Presentation of investments for account of segregated fund holders and the related liabilities within total assets and total liabilities, respectively, and
•	Combined presentation of actuarial liabilities and other policy liabilities and amounts on deposit as insurance contracts.

Explanations for the IFRS adjustments are included in the section that follows the opening Consolidated Statement of Financial Position reconciliation.

		IFRS ADJUSTMENTS

As at January 1, 2010	Canadian GAAP	Reclassification (1)	Consolidation (2)	Asset & contract remeasurement (3)	IFRS 1 exemptions and other (4)	IFRS
Assets
Cash, cash equivalents and short-term securities	$11,868	$19	$47	$–	$–	$11,934
Debt securities(1)	61,307	–	288	(7,680)	–	53,915
Equity securities(1)	4,966	–	(11)	14	–	4,969
Mortgage and loans	19,449	–	405	7,067	–	26,921
Derivative assets	1,382	–	65	8	–	1,455
Other invested assets(1)	1,077	–	19	30	–	1,126
Policy loans(1)	3,303	–	(1)	–	–	3,302
Investment properties	4,877	(402)	–	71	–	4,546
Other assets(1)	3,307	34	(21)	(12)	(392)	2,916
Reinsurance assets	–	3,334	–	9	–	3,343
Deferred tax asset(1) (2)	1,054	–	(12)	127	143	1,312
Property and equipment(1)	156	523	–	(180)	–	499
Intangible assets	926	–	–	–	–	926
Goodwill	6,419	–	–	–	(1,829)	4,590
Investments for account of segregated fund holders(1)	81,305	(3)	(754)	–	–	80,548
Total assets	$201,396	$3,505	$25	$(546)	$(2,078)	$202,302
Liabilities and Equity
Liabilities
Insurance contract liabilities(1)	$88,939	$(1,649)	$(60)	$(374)	$–	$86,856
Investment contract liabilities(1)	–	4,899	–	16	–	4,915
Derivative liabilities	1,257	–	26	11	–	1,294
Deferred tax liabilities(2)	58	–	–	(2)	(44)	12
Other liabilities(1)	5,374	258	808	44	209	6,693
Senior debentures	3,811	–	(1,660)	–	–	2,151
Innovative capital instruments	–	–	1,644	–	–	1,644
Subordinated debt	3,048	–	–	–	–	3,048
Deferred net realized gains	225	–	–	(225)	–	–
Insurance contracts for account of segregated fund holders(1)	81,305	(6,258)	(754)	–	–	74,293
Investment contracts for account of segregated fund holders(1)	–	6,255	–	–	–	6,255
Total liabilities	$184,017	$3,505	$4	$(530)	$165	$187,161
Non-controlling interests	42	(24)	–	–	(18)	–
Total equity	$17,337	$24	$21	$(16)	$(2,225)	$15,141
Total liabilities and equity	$201,396	$3,505	$25	$(546)	$(2,078)	$202,302

(1)	These descriptions are in a format consistent with the presentation under IFRS.
(2)	Adjustments have been presented on a gross basis with the related tax amount recorded in the deferred tax asset or deferred tax liabilities lines. The net of tax adjustment is recorded in total equity.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 101

2.C.i Analysis of Adjustments to the Consolidated Statement of Financial Position from Transition to IFRS

Adjustments to our Consolidated Statement of Financial Position on the Transition Date were due to both measurement, as described in Section B of this Note, and presentation differences between IFRS and Canadian GAAP which are described in the following sections.

1. Reclassification

These adjustments reflect changes in presentation under IFRS where there are no measurement differences.

Reinsurance Assets

In accordance with IFRS 4 Insurance Contracts, reinsurance assets, representing the portion of the insurance contract liabilities that is covered by reinsurance arrangements are reported as assets. Under Canadian GAAP, these amounts were netted against Actuarial liabilities and other policy liabilities in our Consolidated Statements of Financial Position.

Investment Contracts

Contracts issued by us that do not transfer significant insurance risk but do transfer financial risk from the policyholder to us, are financial liabilities. This adjustment is to reclassify the balance from its previous classification under Canadian GAAP to investment contracts under IFRS.

Non-Controlling Interests

In accordance with IAS 27, non-controlling interests are presented within equity. Under IFRS 1, we are required to apply this at the Transition Date and therefore this adjustment is to reclassify the balance from liabilities to equity.

Segregated Funds

Assets held to cover certain liabilities related to segregated funds were required to be reported separately from general fund assets and liabilities under Canadian GAAP. Under IAS 1 Presentation of Financial Statements, they are reported in separate accounts included in total assets and total liabilities. The segregated fund liabilities that are classified as investment contracts are to be presented separately from insurance contract liabilities and therefore this adjustment is to reclassify the amounts.

Investment Properties and Property and Equipment

Certain properties previously reported as Real estate under Canadian GAAP have been reclassified as owner-occupied assets under IFRS. Leasehold improvements on investment properties have also been reclassified from Other assets to Investment properties.

2. Consolidation

Joint Ventures

Under IAS 31 Interests in Joint Ventures, investments in joint ventures can be reported using the equity method or proportionate consolidation. We have elected to apply the equity method to investments in joint ventures. Under Canadian GAAP, these joint ventures were reported using the proportionate consolidation method. As a result, the proportionately consolidated amounts recognized in our Consolidated Statements of Financial Position in both the general fund and segregated fund balances, were reversed with an increase to Other invested assets to record the equity investment.

Consolidation of Special Purpose Entities

In accordance with SIC 12 Consolidation-Special Purpose Entities, we are required to consolidate certain SPEs where we have control, based on the substance of the relationship between us and the SPEs. The SPEs that have been consolidated include certain trust entities that were created to securitize mortgage assets originated by us where we are a creditor. We have also consolidated SPEs that were used to securitize various financial assets, including debt and equity securities where we are the asset manager and a creditor. All the assets, liabilities, income and expenses of these SPEs have been consolidated by us, while our investment in securities issued by these SPEs, and related income have been eliminated.

As a result of the consolidation of the Sun Life Capital Trusts, innovative capital instruments have been included on our Consolidated Statement of Financial Position under IFRS and the Sun Life Assurance senior debentures held by these trusts that were included on the Consolidated Statement of Financial Position under Canadian GAAP have been eliminated on consolidation.

3. Assets and Contract Remeasurement

These adjustments reflect differences in measurement of assets and insurance contracts as described in Section B of this Note.

Debt Securities

Certain debt securities classified as HFT or AFS under Canadian GAAP are required to be reclassified as loans and receivables and measured at amortized cost under IFRS, as these debt instruments are not quoted in an active market. These assets have been reclassified from Debt securities previously classified as HFT and AFS of $7,550 and $168, respectively, under Canadian GAAP to Mortgages and loans classified as loans and receivables under IFRS and measured at amortized cost of $7,102. In addition, certain debt securities classified as HFT assets under Canadian GAAP have been reclassified as AFS under IFRS as they support contracts classified as investment contract liabilities under IFRS. These assets continue to be measured at fair value under IFRS.

Certain debt securities classified as corporate loans under Canadian GAAP have been reclassified as HFT under IFRS. These assets, previously recorded at their amortized cost of $35, have been reclassified and measured at their fair value of $38.

Equity Securities

Certain non-quoted equity securities classified as AFS and measured at amortized cost of $14 under Canadian GAAP have been reclassified as FVTPL and have been measured at fair value of $28 as required under IFRS.

102 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

Other Invested Assets

In accordance with IAS 39, investments which were not quoted in an active market must be measured at fair value when fair value is reliably measureable whereas under Canadian GAAP these were classified as AFS and were measured at cost. Certain investments in limited partnerships have been reclassified from AFS measured at amortized cost of $292 to FVTPL measured at fair value of $301. Certain investments in limited partnerships continued to be classified as AFS, however, the measurement basis has changed from amortized cost of $127 to fair value of $148.

Investment Properties

The adjustment of $71 is for the change in measurement of investment properties from MAMM previously reported under Canadian GAAP to fair value under IFRS.

Property and Equipment

As part of the IFRS 1 exemptions, we have chosen to measure assets classified as Property and equipment under IFRS at cost less accumulated depreciation and impairment. Certain assets were previously reported in Real estate and measured using MAMM. The adjustment reflects the change in measurement of these assets from MAMM to depreciated cost under IFRS.

Investment Contracts

Some contracts that were classified as insurance contracts under Canadian GAAP are classified as investment contracts under IFRS. Investment contract liabilities are measured at fair value or amortized cost in accordance with IAS 39, which is different than the measurement basis under Canadian GAAP. Investment contracts include medium-term notes, certain unit-linked products, certain non-unit linked pension contracts, trust deposit contracts and term certain annuities.

Investment contracts with DPF continue to be measured on the basis used for insurance contracts.

Insurance Contracts

Under Canadian accepted actuarial practice, the value of insurance contract liabilities is determined by reference to the carrying value of the assets supporting those liabilities. As a result of the measurement differences recorded on assets supporting insurance contract liabilities, corresponding adjustments were made to the measurement of insurance contract liabilities.

4. IFRS 1 Exemptions and Other

These adjustments reflect the adjustments for optional exemptions and mandatory exceptions described in Section A of this Note and differences in measurement that were described in Section B of this Note. These include adjustments related to employee benefits, goodwill impairment, share-based payments and the related income tax amounts. This also includes an adjustment to opening goodwill of $4 to reflect the timing differences of purchase price adjustments between Canadian GAAP and IFRS.

2.D Reconciliation of Consolidated Cash Flows from Canadian GAAP to IFRS

We have presented our Consolidated Statements of Cash Flows in accordance with IAS 7 Statement of Cash Flows. Our cash flows are required to be classified as operating, investing or financing activities in a manner consistent with that of a financial services organization. Operating activities include sales, purchases and maturities of invested assets which are previously included in investing activities under Canadian GAAP. The difference between Canadian GAAP and IFRS for cash, cash equivalents and short-term securities is primarily due to the deconsolidation of joint venture investments and consolidation of SPEs (see Sections B and C of this Note for further details).

3. Disposition

On December 31, 2010, we sold our life retrocession business to Berkshire Hathaway Life Co. of Nebraska (“BHLN”). Our run-off reinsurance business, which is a closed block of reinsurance assumed from other reinsurers, was excluded from this transaction. The transaction was structured as reinsurance agreements between BHLN and us, in which we transferred the actuarial liabilities as well as the policy-related assets and liabilities to BHLN. The net cash payment to BHLN was $240 in lieu of transferring the invested assets backing the actuarial liabilities. As a result of the agreement, we exited the life retrocession business and transferred the infrastructure (which includes the IT systems and workforce) needed to administer the life retrocession business to BHLN. As we transferred substantially all of the economic risks and benefits relating to this business, the transaction was accounted for as a sale of business. The after-tax loss on disposal was $32 (net of taxes of $129). The pre-tax gain on disposal, net of cumulative foreign currency translation loss of $33, was recorded in Interest and other investment income (loss) in our Consolidated Statements of Operations. The carrying value of the business sold included $309 of goodwill.

4. Segmented Information

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), MFS, Sun Life Financial Asia (“SLF Asia”) and Corporate. These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our U.K. business unit, our Corporate Support operations, which includes life retrocession and run-off reinsurance as well as investment income, expenses, capital and other items not allocated to our other business groups. In the fourth quarter of 2011, we transferred McLean Budden Limited to our subsidiary MFS. As a result, the results of McLean Budden Limited are reported as part of the MFS segment instead of the SLF Canada segment and the related goodwill and intangible assets previously reported in SLF Canada are now reported as part of Corporate. Prior period information has been restated to reflect this change in organization.

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities, mutual funds, and life retrocession. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 103

Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties. These transactions consist primarily of internal financing agreements. They are measured at fair values prevailing when the arrangements are negotiated. Inter-segment revenue consists of interest income and fee income and is presented in the consolidation adjustments column in the tables that follow.

Results by segment for the years ended December 31 are as follows:

	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
2011
Gross premiums:
Annuities	$1,840	$1,234	$–	$–	$202	$–	$3,276
Life insurance	3,249	2,111	–	674	116	–	6,150
Health insurance	3,376	1,504	–	9	10	–	4,899
Total gross premiums	8,465	4,849	–	683	328	–	14,325
Less: ceded premiums	4,551	384	–	49	27	–	5,011
Net Investment income (loss)	4,958	3,327	–	684	1,057	(112)	9,914
Fee income	746	757	1,640	119	171	(80)	3,353
Total revenue	$9,618	$8,549	$1,640	$1,437	$1,529	$(192)	$22,581
Total benefits and expenses	$9,172	$9,827	$1,305	$1,266	$1,834	$(192)	$23,212
Income tax expense (benefit)	$(10)	$(388)	$140	$33	$(222)	$–	$(447)
Total net income (loss)	$456	$(890)	$195	$138	$(83)	$–	$(184)
2010
Gross premiums:
Annuities	$1,333	$1,676	$–	$–	$219	$–	$3,228
Life insurance	3,167	2,660	–	777	651	–	7,255
Health insurance	3,184	1,501	–	8	11	–	4,704
Total gross premiums	7,684	5,837	–	785	881	–	15,187
Less: ceded premiums	972	382	–	21	42	–	1,417
Net Investment income (loss)	3,793	2,459	8	698	1,090	(121)	7,927
Fee income	716	654	1,527	109	165	(67)	3,104
Total revenue	$11,221	$8,568	$1,535	$1,571	$2,094	$(188)	$24,801
Total benefits and expenses	$10,355	$8,145	$1,257	$1,445	$1,916	$(188)	$22,930
Income tax expense (benefit)	$80	$116	$119	$34	$4	$–	$353
Total net income (loss)	$786	$307	$159	$92	$174	$–	$1,518

Assets and liabilities by segment are as follows:

	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
As at December 31, 2011
Total general fund assets	$64,192	$44,490	$1,180	$8,122	$12,165	$(305)	$129,844
Investments for account of segregated fund holders	$47,245	$29,804	$–	$1,198	$9,936	$–	$88,183
Total general fund liabilities	$57,615	$38,196	$973	$6,336	$11,299	$(305)	$114,114
As at December 31, 2010
Total general fund assets	$59,746	$41,791	$1,085	$7,164	$12,749	$(234)	$122,301
Investments for account of segregated fund holders	$47,171	$28,830	$–	$1,181	$10,764	$–	$87,946
Total general fund liabilities	$53,405	$36,477	$791	$5,538	$10,253	$(234)	$106,230
As at January 1, 2010
Total general fund assets	$55,754	$43,502	$925	$6,447	$16,431	$(1,305)	$121,754
Investments for account of segregated fund holders	$41,426	$26,848	$–	$1,034	$11,240	$–	$80,548
Total general fund liabilities	$50,046	$39,792	$556	$4,912	$12,612	$(1,305)	$106,613

104 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

The results of our reportable segments differ from geographic segments primarily due to segmenting the results of our Corporate segment.

The following table shows revenue, net income (loss), assets and liabilities by country for Corporate:

For the years ended December 31	2011	2010
Revenue:
United States	$225	$518
United Kingdom	1,336	1,354
Canada	(55)	204
Other countries	23	18
Total revenue	$1,529	$2,094
Total net income (loss):
United States	$(72)	$65
United Kingdom	156	237
Canada	(173)	(142)
Other countries	6	14
Total net income (loss)	$(83)	$174

As at	December 31, 2011	December 31, 2010	January 1, 2010
Total general fund assets:
United States	$2,866	$3,107	$4,987
United Kingdom	8,635	8,047	8,690
Canada	553	1,480	2,638
Other countries	111	115	116
Total general fund assets	$12,165	$12,749	$16,431
Investment for account of segregated fund holders:
United Kingdom	$9,936	$10,764	$11,240
Total investment for account of segregated fund holders	$9,936	$10,764	$11,240
Total general fund liabilities:
United States	$2,216	$(16)	$548
United Kingdom	7,620	7,062	7,820
Canada	1,374	3,114	4,136
Other countries	89	93	108
Total general fund liabilities	$11,299	$10,253	$12,612

Management considers its external customers to be the individual policyholders and as such we are not reliant on any individual customer.

5. Total Invested Assets and Related Net Investment Income

We invest primarily in debt securities, equity securities, mortgages and loans, derivatives, other invested assets and investment properties.

5.A Fair Value of All Invested Assets

The carrying values and fair values of our invested assets are shown in the following tables:

As at December 31, 2011	Carrying value	Fair value
Assets
Cash, cash equivalents and short-term securities	$8,837	$8,837
Debt securities – fair value through profit or loss	51,627	51,627
Debt securities – available-for-sale	11,303	11,303
Equity securities – fair value through profit or loss	3,731	3,731
Equity securities – available-for-sale	839	839
Mortgages and loans	27,755	30,530
Derivative assets	2,632	2,632
Other invested assets(1)	1,348	1,348
Policy loans	3,276	3,276
Investment properties	5,313	5,313
Total invested assets	$116,661	$119,436

(1)	The carrying value includes other invested assets classified as FVTPL of $809, other invested assets classified as AFS of $155, and investments accounted for using the equity method.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 105

As at December 31, 2010	Carrying value	Fair value
Assets
Cash, cash equivalents and short-term securities	$8,462	$8,462
Debt securities – fair value through profit or loss	47,982	47,982
Debt securities – available-for-sale	10,631	10,631
Equity securities – fair value through profit or loss	4,449	4,449
Equity securities – available-for-sale	782	782
Mortgages and loans	26,034	27,523
Derivative assets	1,648	1,648
Other invested assets(1)	1,185	1,185
Policy loans	3,277	3,277
Investment properties	4,544	4,544
Total invested assets	$108,994	$110,483

(1)	The carrying value includes other invested assets classified as FVTPL of $749, other invested assets classified as AFS of $161, and investments accounted for using the equity method.

As at January 1, 2010	Carrying value	Fair value
Assets
Cash, cash equivalents and short-term securities	$11,934	$11,934
Debt securities – fair value through profit or loss	44,384	44,384
Debt securities – available-for-sale	9,531	9,531
Equity securities – fair value through profit or loss	4,359	4,359
Equity securities – available-for-sale	610	610
Mortgages and loans	26,921	27,977
Derivative assets	1,455	1,455
Other invested assets(1)	1,126	1,126
Policy loans	3,302	3,302
Investment properties	4,546	4,546
Total invested assets	$108,168	$ 109,224

(1)	The carrying value includes other invested assets classified as FVTPL of $727, other invested assets classified as AFS of $183, and investments accounted for using the equity method.

Other invested assets include our investment in segregated funds, mutual funds, investments accounted for by the equity method and investments in limited partnerships.

Derivative assets are derivative financial instruments that have a positive fair value and are, therefore, recorded as assets on the Consolidated Statements of Financial Position. Derivative liabilities with a fair value of $1,059 ($718 as at December 31, 2010 and $1,294 as at January 1, 2010) are also included on the Consolidated Statements of Financial Position.

5.A.i Fair Value Methodologies and Assumptions

The fair value of short-term securities is approximated by their carrying amount adjusted for credit risk where appropriate.

The fair value of government and corporate debt securities is determined using quoted market prices in active markets for identical or similar securities. When quoted prices in active markets are not available, fair value is determined using market standard valuation methodologies, which include discounted cash flow analysis, consensus pricing from various broker dealers that are typically the market makers, or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are determined primarily using observable market inputs, which include, but are not limited to, benchmark yields, reported trades of identical or similar instruments, broker dealer quotes, issuer spreads, bid prices, and reference data including market research publications. In limited circumstances, non-binding broker quotes are used.

The fair value of asset-backed securities is determined using quoted market prices in active markets for identical or similar securities, when available, or valuation methodologies and valuation inputs similar to those used for government and corporate debt securities. Additional valuation inputs include structural characteristics of the securities, and the underlying collateral performance, such as prepayment speeds and delinquencies. Expected prepayment speeds are based primarily on those previously experienced in the market at projected future interest rate levels. In instances where there is a lack of sufficient observable market data to value the securities, non-binding broker quotes are used.

The fair value of equity securities is determined using quoted market prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earning multiples of comparable companies.

106 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

The fair value of mortgages and loans, for disclosure purposes only, is determined by discounting the expected future cash flows using a current market interest rate applicable to financial instruments with similar yield, credit quality and maturity characteristics. Valuation inputs typically include benchmark yields and risk-adjusted spreads from current lending activities or loan issuances.

The fair value of derivative financial instruments depends upon derivative types. The fair value of exchange-traded futures and options is determined using quoted market prices in active markets, while the fair value of over-the-counter (“OTC”) derivatives is determined using pricing models, such as discounted cash flow analysis or other market standard valuation techniques, with primarily observable market inputs. Valuation inputs used to price OTC derivatives may include swap interest rate curves, foreign exchange spot and forward rates, index prices, the value of underlying securities, projected dividends, volatility surfaces, and in limited circumstances, counterparty quotes.

The fair value of OTC derivative financial instruments also includes credit valuation adjustments (“CVA”) to reflect the credit risk of both the derivative counterparty and ourselves as well as the impact of contractual factors designed to reduce our credit exposure, such as collateral and legal rights of offset under master netting agreements. Inputs into determining the appropriate CVA are typically obtained from publicly available information and include credit default swap spreads when available, credit spreads derived from specific bond yields, or published cumulative default experience data adjusted for current trends when credit default swap spreads are not available.

The fair value of other invested assets is determined using quoted market prices in active markets or independent valuation information provided by investment management.

The fair value of investment properties is determined using property valuation models that typically include expected future net cash flows discounted at current market interest rates. The methodologies and inputs used in these models are in accordance with real estate industry valuation standards. Valuations are prepared externally or internally by professionally accredited real estate appraisers.

The fair value of investments for accounts of segregated fund holders is determined using quoted market prices in active markets or independent valuation information provided by investment management. The fair value of direct investments within investments for accounts of segregated fund holders, such as short term securities, government and corporate debt securities, is determined according to valuation methodologies and inputs described above in the respective asset type sections.

The methodologies and assumptions for determining the fair values of investment contract liabilities are included in Note 11.B.

5.A.ii Fair Value Hierarchy of Financial Instruments

We categorize our financial instruments carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three level fair value hierarchy as follows:

Level 1:    Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of financial instruments classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, and exchange traded equity securities.

Level 2:    Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of financial instruments classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, and OTC derivatives.

Level 3:    Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of financial instruments classified as Level 3 generally include certain asset-backed securities, certain other invested assets, and investment contract liabilities.

The following tables present our financial instruments that are carried at fair value by hierarchy level:

As at December 31, 2011	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$8,540	$297	$–	$8,837
Debt securities – fair value through profit or loss(1)	2,065	48,041	1,521	51,627
Debt securities – available-for-sale(1)	902	10,283	118	11,303
Equity securities – fair value through profit or loss	3,023	582	126	3,731
Equity securities – available-for-sale	720	119	–	839
Derivative assets	58	2,561	13	2,632
Other invested assets	323	46	595	964
Total invested assets	$15,631	$61,929	$2,373	$79,933
Investments for account of segregated fund holders	$45,363	$42,550	$656	$88,569
Total financial instrument assets measured at fair value	$60,994	$104,479	$3,029	$168,502
Liabilities
Investment contract liabilities	$–	$54	$912	$966
Derivative liabilities	53	957	49	1,059
Investment contracts for account of segregated fund holders	4,360	1,154	19	5,533
Total financial instrument liabilities measured at fair value	$4,413	$2,165	$980	$7,558

(1)	See tables below for further details.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 107

Debt securities – FVTPL consist of the following:

As at December 31, 2011	Level 1	Level 2	Level 3	Total
Canada federal government	$–	$2,324	$–	$2,324
Canada provincial and municipal government	–	9,268	51	9,319
U.S. government and agency	2,065	62	2	2,129
Other foreign government	–	4,876	19	4,895
Corporate	–	29,300	502	29,802
Asset-backed securities:
Commercial mortgage-backed securities	–	862	593	1,455
Residential mortgage-backed securities	–	756	124	880
Collateralized debt obligations	–	22	55	77
Other	–	571	175	746
Total debt securities – fair value through profit or loss	$ 2,065	$ 48,041	$ 1,521	$ 51,627

Debt securities – AFS consist of the following:

As at December 31, 2011	Level 1	Level 2	Level 3	Total
Canada federal government	$–	$1,194	$–	$1,194
Canada provincial and municipal government	–	214	–	214
U.S. government and agency	902	61	–	963
Other foreign government	–	457	–	457
Corporate	–	7,868	31	7,899
Asset-backed securities:
Commercial mortgage-backed securities	–	180	27	207
Residential mortgage-backed securities	–	260	–	260
Collateralized debt obligations	–	–	22	22
Other	–	49	38	87
Total debt securities – available-for-sale	$902	$10,283	$118	$11,303

As at December 31, 2010	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities(1)	$8,226	$236	$–	$8,462
Debt securities – fair value through profit or loss(2)	1,778	44,761	1,443	47,982
Debt securities – available-for-sale(2)	1,157	9,383	91	10,631
Equity securities – fair value through profit or loss	3,846	509	94	4,449
Equity securities – available-for-sale	636	105	41	782
Derivative assets	31	1,599	18	1,648
Other invested assets	255	54	601	910
Total invested assets	$15,929	$56,647	$2,288	$74,864
Investments for account of segregated fund holders	$46,984	$41,966	$571	$89,521
Total financial instrument assets measured at fair value	$62,913	$98,613	$2,859	$164,385
Liabilities
Investment contract liabilities	$–	$95	$2,112	$2,207
Derivative liabilities	2	666	50	718
Investment contracts for account of segregated fund holders	4,956	1,042	17	6,015
Total financial instrument liabilities measured at fair value	$4,958	$1,803	$2,179	$8,940

(1)	$1,167 were transferred from Level 2 to Level 1 due to the improved transparency of the inputs used to measure the fair value of the financial instruments.
(2)	See tables below for further details.

108 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

Debt securities – FVTPL consist of the following:

As at December 31, 2010	Level 1	Level 2	Level 3	Total
Canada federal government	$–	$2,136	$–	$2,136
Canada provincial and municipal government	–	7,231	42	7,273
U.S. government and agency	1,778	92	6	1,876
Other foreign government	–	4,348	5	4,353
Corporate	–	28,182	570	28,752
Asset-backed securities:
Commercial mortgage-backed securities	–	1,036	597	1,633
Residential mortgage-backed securities	–	1,045	90	1,135
Collateralized debt obligations	–	22	57	79
Other	–	669	76	745
Total debt securities – fair value through profit or loss	$1,778	$44,761	$1,443	$47,982

Debt securities – AFS consist of the following:

As at December 31, 2010	Level 1	Level 2	Level 3	Total
Canada federal government	$–	$1,312	$–	$1,312
Canada provincial and municipal government	–	170	–	170
U.S. government and agency	1,157	45	–	1,202
Other foreign government	–	426	–	426
Corporate	–	6,948	32	6,980
Asset-backed securities:
Commercial mortgage-backed securities	–	186	29	215
Residential mortgage-backed securities	–	279	1	280
Collateralized debt obligations	–	1	29	30
Other	–	16	–	16
Total debt securities – available-for-sale	$1,157	$9,383	$91	$10,631

As at January 1, 2010	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$9,724	$2,210	$–	$11,934
Debt securities – fair value through profit or loss(1)	1,133	41,492	1,759	44,384
Debt securities – available-for-sale(1)	393	8,998	140	9,531
Equity securities – fair value through profit or loss	4,013	318	28	4,359
Equity securities – available-for-sale	594	–	16	610
Derivative assets	30	1,341	84	1,455
Other invested assets	264	47	599	910
Total invested assets	$16,151	$54,406	$2,626	$73,183
Investments for account of segregated fund holders	$42,200	$37,814	$822	$80,836
Total financial instrument assets measured at fair value	$58,351	$92,220	$3,448	$154,019
Liabilities
Investment contract liabilities	$–	$82	$3,142	$3,224
Derivative liabilities	8	1,208	78	1,294
Other liabilities	–	–	456	456
Investment contracts for account of segregated fund holders	5,108	1,122	25	6,255
Total financial instrument liabilities measured at fair value	$5,116	$2,412	$3,701	$11,229

(1)	See tables below for further details.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 109

Debt securities – FVTPL consist of the following:

As at January 1, 2010	Level 1	Level 2	Level 3	Total
Canada federal government	$–	$2,540	$–	$2,540
Canada provincial and municipal government	–	6,179	110	6,289
U.S. government and agency	1,133	283	–	1,416
Other foreign government	–	3,940	92	4,032
Corporate	–	25,848	723	26,571
Asset-backed securities:
Commercial mortgage-backed securities	–	972	557	1,529
Residential mortgage-backed securities	–	1,174	163	1,337
Collateralized debt obligations	–	27	78	105
Other	–	529	36	565
Total debt securities – fair value through profit or loss	$1,133	$41,492	$1,759	$44,384

Debt securities – AFS consist of the following:

As at January 1, 2010	Level 1	Level 2	Level 3	Total
Canada federal government	$–	$395	$–	$395
Canada provincial and municipal government	–	74	–	74
U.S. government and agency	393	77	–	470
Other foreign government	–	492	2	494
Corporate	–	7,437	71	7,508
Asset-backed securities:
Commercial mortgage-backed securities	–	196	25	221
Residential mortgage-backed securities	–	318	–	318
Collateralized debt obligations	–	–	42	42
Other	–	9	–	9
Total debt securities – available-for-sale	$393	$8,998	$140	$9,531

110 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

The following table shows a reconciliation of the beginning and ending balances for financial instruments that are categorized in Level 3 for the year ended December 31, 2011:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases(7)	Sales	Settlements		Transfers into level 3(2)	Transfer (out) of level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) Included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$1,443	$(6)	$–	$202	$(146)	$(142)		$345	$(194)	$19	$1,521	$29
Debt securities – available-for-sale	91	(1)	(1)	43	(15)	(7)		13	(6)	1	118	(1)
Equity securities – fair value through profit or loss	94	18	–	35	(2)	–		–	(21)	2	126	18
Equity securities – available-for-sale	41	–	–	–	–	(2)		–	(39)	–	–	–
Derivative assets	18	4	–	5	–	(14)		–	–	–	13	–
Other invested assets	601	(10)	(3)	97	(92)	–		–	–	2	595	(3)
Total invested assets	$2,288	$5	$(4)	$382	$(255)	$(165)		$358	$(260)	$24	$2,373	$43
Investments for account of segregated fund holders	$571	$(7)	$–	$770	$(685)	$(34)		$63	$(34)	$12	$656	$(9)
Total financial instrument assets measured at fair value	$2,859	$(2)	$(4)	$1,152	$(940)	$(199)		$421	$(294)	$36	$3,029	$34
Liabilities(5)
Investment contract liabilities	$2,112	$–	$–	$–	$–	$(1,172	)(6)	$–	$–	$(28)	$912	$–
Derivative liabilities	50	(5)	–	19	–	(13)		–	(3)	1	49	(7)
Investment contracts for account of segregated fund-holders	17	(2)	–	4	(5)	–		5	–	–	19	$–
Total financial instrument liabilities measured at fair value	$2,179	$(7)	$–	$23	$(5)	$(1,185)		$5	$(3)	$(27)	$980	$(7)

(1)	Included within Net investment income (loss) in our Consolidated Statements of Operations.
(2)	During 2011, transfers into Level 3 occur when the inputs used to price the financial instrument lack observable market data and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. In addition, transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability. If a financial instrument is transferred into and out of Level 3 during the same period, it is not included in the above table.
(3)	Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For a financial instrument that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.
(4)	Foreign currency translation relates to the foreign exchange impact of translating from functional currencies of Level 3 financial instruments in foreign subsidiaries to Canadian dollars.
(5)	For liabilities, gains are indicated in negative numbers.
(6)	Some of our medium-term notes matured during the period.
(7)	Purchases of investments for account of segregated fund holders and Derivative liabilities include issuances of $4 and $19, respectively.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 111

The following table shows a reconciliation of the beginning and ending balances for financial instruments that are categorized in Level 3 for the year ended December 31, 2010:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales		Settlements		Transfers into level 3(2)	Transfers (out) of level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$1,759	$57	$–	$261	$(347)		$(95)		$268	$(394)	$(66)	$1,443	$62
Debt securities – available-for-sale	140	(10)	9	28	(69)		(1)		11	(13)	(4)	91	–
Equity securities – fair value through profit or loss	28	4	–	71	(7)		–		–	–	(2)	94	1
Equity securities – available-for-sale	16	(7)	9	37	(11)		(2)		–	–	(1)	41	–
Derivative assets	84	(13)	–	13	(41)		(2)		–	(21)	(2)	18	(1)
Other invested assets	599	(9)	(1)	83	(63)		–		–	–	(8)	601	4
Total invested assets	$2,626	$22	$17	$493	$(538)		$(100)		$279	$(428)	$(83)	$2,288	$66
Investments for account of segregated fund holders	$822	$2	$–	$622	$(678)		$(1)		$4	$(165)	$(35)	$571	$6
Total financial instrument assets measured at fair value	$3,448	$24	$17	$1,115	$(1,216)		$(101)		$283	$(593)	$(118)	$2,859	$72
Liabilities(5)
Investment contract liabilities	$3,142	$75	$–	$–	$–		$(988	)(6)	$–	$–	$(117)	$2,112	$–
Derivative liabilities	78	(31)	–	7	(4)		–		3	–	(3)	50	(17)
Other liabilities	456	–	(7)	–	(440	)(7)	–		–	–	(9)	–	–
Investment contracts for account of segregated fund-holders	25	(2)	–	6	(1)		–		2	(12)	(1)	17	–
Total financial instrument liabilities measured at fair value	$3,701	$42	$(7)	$13	$(445)		$(988)		$5	$(12)	$(130)	$2,179	$(17)

(1)	Included within Net investment income (loss) in our Consolidated Statements of Operations.
(2)	During 2010, transfers into Level 3 occur when the inputs used to price the financial instrument lack observable market data and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. In addition, transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability. If a financial instrument is transferred into and out of Level 3 during the same period, it is not included in the above table.
(3)	Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For a financial instrument that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.
(4)	Foreign currency translation relates to the foreign exchange impact of translating from functional currencies of Level 3 financial instruments in foreign subsidiaries to Canadian dollars.
(5)	For liabilities, gains are indicated in negative numbers.
(6)	Some of our medium-term notes matured during the period.
(7)	Other liabilities previously recognized through consolidation of certain SPEs are not recognized where we no longer consolidate the SPEs due to loss of control.

112 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

5.B Interest and Other Investment Income

Interest and other investment income consist of the following:

For the years ended December 31,	2011	2010
Interest income:
Cash, cash equivalents and short-term securities	$51	$31
Debt securities – fair value through profit or loss	2,376	2,467
Debt securities – available-for-sale	423	469
Mortgages and loans	1,563	1,603
Derivative investments	42	(47)
Policy loans	178	186
Interest income	4,633	4,709
Equity securities – dividends on fair value through profit or loss	115	107
Equity securities – dividends on available-for-sale	17	14
Investment properties rental income(1)	546	555
Investment properties expenses	(262)	(268)
Foreign exchange gains (losses)	69	(59)
Other income	73	133
Investment expenses and taxes	(136)	(126)
Total interest and other investment income	$5,055	$5,065

(1)	Comprised of operating lease rental income.

5.C Change in Fair Value Through Profit or Loss Assets and Liabilities

Change in fair value through profit or loss assets and liabilities recorded to net income for the years ended December 31 consist of the following:

	2011	2010
Cash, cash equivalents and short-term securities	$4	$4
Debt securities	3,242	2,358
Equity securities	(305)	431
Derivative investments	1,435	(12)
Other invested assets	(15)	48
Investment properties	296	(51)
Total change in fair value through profit or loss assets and liabilities	$4,657	$2,778

5.D Cash, Cash Equivalents, and Short-Term Securities

Cash, cash equivalents and short-term securities presented in the Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in the Consolidated Statements of Cash Flows consist of the following:

As at	December 31, 2011	December 31, 2010	January 1, 2010
Cash	$1,506	$880	$1,291
Cash equivalents	2,953	2,729	4,673
Short term securities	4,378	4,853	5,970
Cash, cash equivalents and short-term securities	8,837	8,462	11,934
Less: Bank overdraft, recorded in Other liabilities	106	208	39
Net cash, cash equivalents and short-term securities	$8,731	$8,254	$11,895

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 113

5.E Gross Unrealized Gains and Gross Unrealized Losses on Available-For-Sale Debt and Equity Securities

Gross unrealized gains and gross unrealized losses included in accumulated OCI on AFS debt and equity securities are comprised as follows:

As at December 31, 2011	Amortized cost	Gross unrealized gains	Gross unrealized (losses)	Fair value
Debt securities:
Canadian federal government	$1,190	$5	$(1)	$1,194
Canadian provincial and municipal government	202	12	–	214
U.S. government and agency	932	31	–	963
Other foreign government	388	69	–	457
Corporate	7,516	506	(123)	7,899
Asset-backed securities:
Commercial mortgage-backed securities	200	17	(10)	207
Residential mortgage-backed securities	250	10	–	260
Collateralized debt obligations	32	–	(10)	22
Other	87	–	–	87
Total debt securities	10,797	650	(144)	11,303
Equity securities	797	88	(46)	839
Total debt and equity securities	$11,594	$738	$(190)	$12,142

As at December 31, 2010	Amortized cost	Gross unrealized gains	Gross unrealized (losses)	Fair value
Debt securities:
Canadian federal government	$1,292	$22	$(2)	$1,312
Canadian provincial and municipal government	160	10	–	170
U.S. government and agency	1,207	13	(18)	1,202
Other foreign government	376	51	(1)	426
Corporate	6,700	364	(84)	6,980
Asset-backed securities:
Commercial mortgage-backed securities	210	24	(19)	215
Residential mortgage-backed securities	269	11	–	280
Collateralized debt obligations	39	–	(9)	30
Other	16	–	–	16
Total debt securities	10,269	495	(133)	10,631
Equity securities	654	142	(14)	782
Total debt and equity securities	$10,923	$637	$(147)	$11,413

As at January 1, 2010	Amortized cost	Gross unrealized gains	Gross unrealized (losses)	Fair value
Debt securities:
Canadian federal government	$388	$7	$–	$395
Canadian provincial and municipal government	69	5	–	74
U.S. government and agency	481	9	(20)	470
Other foreign government	450	49	(5)	494
Corporate	7,514	251	(257)	7,508
Asset-backed securities:
Commercial mortgage-backed securities	245	27	(51)	221
Residential mortgage-backed securities	305	14	(1)	318
Collateralized debt obligations	56	–	(14)	42
Other	9	–	–	9
Total debt securities	9,517	362	(348)	9,531
Equity securities	494	129	(13)	610
Total debt and equity securities	$10,011	$491	$(361)	$10,141

114 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

5.F Derivative Financial Instruments and Hedging Activities

The fair values of derivative financial instruments by major class of derivatives are shown in the following table:

As at	December 31, 2011		December 31, 2010		January 1, 2010
	Fair value		Fair value		Fair value
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate contracts	$2,118	$(760)	$588	$(576)	$444	$(915)
Foreign exchange contracts	432	(174)	981	(63)	823	(121)
Other contracts	82	(125)	79	(79)	188	(258)
Total derivatives	$2,632	$(1,059)	$1,648	$(718)	$1,455	$(1,294)

The following table presents the fair values of derivative assets and liabilities categorized by derivatives designated as hedges for accounting purposes and those not designated as hedges:

	Total notional amount	Fair value
As at December 31, 2011		Assets	Liabilities
Derivative investments(1)	$47,890	$2,494	$(798)
Fair value hedges	1,011	–	(228)
Cash flow hedges	108	2	(25)
Net investment hedges	1,850	136	(8)
Total derivatives	$50,859	$2,632	$(1,059)

(1)	Derivative investments are derivatives that have not been designated as hedges for accounting purposes.

	Total notional amount	Fair value
As at December 31, 2010		Assets	Liabilities
Derivative investments(1)	$39,743	$1,114	$(615)
Fair value hedges	811	3	(58)
Cash flow hedges	96	20	(11)
Net investment hedges	3,164	511	(34)
Total derivatives	$43,814	$1,648	$(718)

(1)	Derivative investments are derivatives that have not been designated as hedges for accounting purposes.

	Total notional amount	Fair value
As at January 1, 2010		Assets	Liabilities
Derivative investments(1)	$43,692	$985	$(1,200)
Fair value hedges	592	1	(25)
Cash flow hedges	92	19	(24)
Net investment hedges	3,193	450	(45)
Total derivatives	$47,569	$1,455	$(1,294)

(1)	Derivative investments are derivatives that have not been designated as hedges for accounting purposes.

Additional information on the derivatives designated as hedges for accounting purposes is included in the following sections.

Hedge ineffectiveness recognized in Interest and other investment income for the years ended December 31 are comprised of the following:

	2011	2010
Fair value hedging ineffectiveness:
(Losses) gains on the hedged items attributable to the hedged risk	$166	$33
Gains (losses) on the hedging derivatives	(166)	(32)
Net ineffectiveness on fair value hedges	–	1
Net investment in foreign operations hedge ineffectiveness	–	–
Cash flow hedging ineffectiveness(1)	–	–
Total hedge ineffectiveness	$–	$1

(1)	Cash flow hedges include equity forwards hedging the variation in the cash flows associated with the anticipated payments expected to occur in 2012, 2013, and 2014 under certain share-based payment plans. The amounts included in accumulated OCI related to the equity forwards are reclassified to net income as the liability is accrued for the share-based payment plan over the vesting period. We expect to reclassify losses of $5 from accumulated OCI to net income within the next 12 months.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 115

5.G Investment Properties

Changes in investment properties are as follows:

For the years ended December 31	2011	2010
Balance, beginning of year	$4,544	$4,546
Additions	599	239
Leasing commissions and tenant inducements, amortization	(19)	(17)
Fair value gains (losses)	293	(93)
Disposals	(144)	(75)
Transfers from property and equipment	6	22
Foreign exchange rate movements	34	(78)
Balance, end of year	$5,313	$4,544

5.H Securities Lending

The Company engages in securities lending to generate additional income. Certain securities from its portfolio are loaned to other institutions for short periods. Collateral, which exceeds the fair value of the loaned securities, is deposited by the borrower with a lending agent, usually a securities custodian, and maintained by the lending agent until the underlying security has been returned to us. The fair value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the fair values fluctuate. Certain arrangements allow us to invest the cash collateral received for the securities loaned. It is our practice to obtain a guarantee from the lending agent against counterparty default, including non-cash collateral deficiency. As at December 31, 2011, the Company loaned securities, which are included in invested assets, with a carrying value and fair value of approximately $746 ($555 on December 31, 2010 and $785 on January 1, 2010) for which the collateral held was $784 ($585 on December 31, 2010 and $827 on January 1, 2010).

6. Financial Instrument Risk Management

The significant risks related to financial instruments are credit risk, liquidity risk and market risk (currency, interest rate, and equity). The following sections describe how we manage each of these risks.

Some of our financial instruments risk management policies and procedures are described in our Annual Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2011. The shaded text and tables in the Risk Management section of the MD&A represent part of our disclosures on Market Risk and include discussions on how we measure our risk and our objectives, policies and methodologies for managing these risks. Therefore, the shaded text and tables represent an integral part of these Consolidated Financial Statements.

We use derivative instruments to manage risks related to interest rate, equity market and currency fluctuations and in replication strategies for permissible investments. We do not engage in speculative investment in derivatives. The gap in market sensitivities or exposures between liabilities and supporting assets is monitored and managed within defined tolerance limits by, where appropriate, the use of derivative instruments. Models and techniques are used by us to measure the continuing effectiveness of our risk management strategies.

6.A. Credit Risk

Risk Description

Credit risk is the risk of loss from amounts owed by our financial counterparties. We are subject to credit risk in connection with issuers of securities held in our investment portfolio, debtors (e.g. mortgagors), structured securities, reinsurers, derivative counterparties, other financial institutions (e.g. amounts held on deposit) and other entities. Losses may occur when a counterparty fails to make timely payments pursuant to the terms of the underlying contractual arrangement or when the counterparty’s credit rating or risk profile otherwise deteriorates. Credit risk can also arise in connection with deterioration in the value of or ability to realize on any underlying security that may be used to collateralize the debt obligation. Credit risk can occur at multiple levels; as a result of broad economic conditions, challenges within specific sectors of the economy, or from issues affecting individual companies. Events that result in defaults, impairments or downgrades of the securities in our investment portfolio would cause the Company to record realized or unrealized losses, and increase our provisions for asset default, adversely impacting earnings.

Credit Risk Management Governance and Control

Key controls utilized in the management and measurement of credit risk are outlined below:

•	Enterprise-wide risk appetite and tolerance limits have been established for credit risk
•	Ongoing monitoring and reporting of credit risk sensitivities against pre-established risk tolerance limits
•	Detailed credit risk management policies, guidelines and procedures
•	Specific investment diversification requirements such as defined investment limits for asset class, geography and industry
•	Risk based credit portfolio, counterparty and sector exposure limits
•	Mandatory use of credit quality ratings for portfolio investments which are established and reviewed regularly
•	Comprehensive due diligence processes and ongoing credit analysis
•	Regulatory solvency requirements that include risk based capital requirements
•	Comprehensive compliance monitoring practices and procedures including reporting against pre-established investment limits
•	Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk
•	Stress-testing techniques, such as Dynamic Capital Adequacy Testing (“DCAT”), are used to measure the effects of large and sustained adverse credit developments

116 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

•	Reserve provisions are established in accordance with standards set forth by the CIA
•	Target capital levels that exceed regulatory minimums
•	Active credit risk governance including independent monitoring and review and reporting to senior management and the Board

6.A.i Maximum Exposure to Credit Risk

Our maximum credit exposure related to financial instruments as at December 31 is the balance as presented in our Consolidated Statements of Financial Position as we believe that these carrying amounts best represent the maximum exposure to credit risk. The credit exposure for debt securities may be increased to the extent that the amounts recovered from default are insufficient to satisfy the actuarial liability cash flows that the assets are intended to support.

The positive fair value of derivative assets is used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all derivative contracts with a positive fair value. Additionally, we have credit exposure to items not on the Consolidated Statements of Financial Position as follows:

As at	December 31, 2011	December 31, 2010	January 1, 2010
Off-balance sheet items:
Loan commitments(1)	$779	$666	$446
Guarantees	55	31	45
Total off-balance sheet items	$834	$697	$491

(1)	Loan commitments include commitments to extend credit under commercial and residential mortgages and private debt securities. Private debt securities commitments contain provisions that allow for withdrawal of the commitment if there is deterioration in the credit quality of the borrower.

6.A.ii Collateral Held

Collateral Held and Other Credit Enhancements

During the normal course of business, we invest in financial assets secured by real estate properties, pools of financial assets, third-party financial guarantees, credit insurance and other arrangements. In the case of derivatives, collateral is collected from the counterparty to manage the credit exposure according to the Credit Support Annex (“CSA”), which forms part of the International Swaps and Derivatives Association’s (“ISDA”) Master Agreement. It is our common practice to execute a CSA in conjunction with an ISDA Master Agreement.

6.A.iii Concentration Risk

Concentrations of credit risk arise from exposures to a single debtor, a group of related debtors or groups of debtors that have similar credit risk characteristics, such as groups of debtors in the same economic or geographic regions or in similar industries. The financial instrument issuers have similar economic characteristics so that their ability to meet contractual obligations may be impacted similarly by changes in the economic or political conditions. We manage this risk by appropriately diversifying our investment portfolio through the use of concentration limits. In particular, we maintain policies which set counterparty exposure limits to manage the credit exposure for investments in any single issuer or any associated group of issuers. Exceptions exist for investments in securities which are issued or guaranteed by the Government of Canada, United States or United Kingdom and issuers for which the Board has granted specific approval. Mortgages are collateralized by the related property, and generally do not exceed 75% of the value of the property at the time the original loan is made. Our mortgages and loans are diversified by type and location and, for mortgages, by borrower. Loans provide diversification benefits (name, industry and geography) and often provide stronger covenants and collateral than public debt securities, thereby providing both better credit protection and potentially higher recoveries in the event of default.

The following tables provide details of the debt securities, mortgages and loans held by issuer country, geographic location and industry sector where applicable.

The carrying value of debt securities by geographic location is shown in the following tables. The geographic location is based on the country of the creditor’s parent.

As at December 31, 2011	Fair value through profit or loss	Available- for-sale	Total debt securities
Canada	$18,692	$2,007	$20,699
United States	19,378	6,675	26,053
United Kingdom	5,546	498	6,044
Other	8,011	2,123	10,134
Balance, end of period	$51,627	$11,303	$62,930

As at December 31, 2010	Fair value through profit or loss	Available- for-sale	Total debt securities
Canada	$16,156	$1,807	$17,963
United States	18,784	6,567	25,351
United Kingdom	5,165	469	5,634
Other	7,877	1,788	9,665
Balance, end of period	$47,982	$10,631	$58,613

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 117

As at January 1, 2010	Fair value through profit or loss	Available- for-sale	Total debt securities
Canada	$14,529	$761	$15,290
United States	17,257	6,399	23,656
United Kingdom	5,306	756	6,062
Other	7,292	1,615	8,907
Balance, end of period	$44,384	$9,531	$53,915

The carrying value of debt securities by issuer and industry sector is shown in the following table:

As at December 31, 2011	Fair value through profit or loss	Available- for-sale	Total debt securities
Debt securities issued or guaranteed by:
Canadian federal government	$2,324	$1,194	$3,518
Canadian provincial and municipal government	9,319	214	9,533
U.S. government and agency	2,129	963	3,092
Other foreign government	4,895	457	5,352
Total government issued or guaranteed debt securities	18,667	2,828	21,495
Corporate debt securities by industry sector:
Financials	8,597	2,786	11,383
Utilities and energy	8,560	1,302	9,862
Telecommunication services	1,715	568	2,283
Consumer staples and discretionary	5,834	1,582	7,416
Industrials	2,364	609	2,973
Other	2,732	1,052	3,784
Total corporate debt securities	29,802	7,899	37,701
Asset-backed securities	3,158	576	3,734
Total debt securities	$51,627	$11,303	$62,930

As at December 31, 2010	Fair value through profit or loss	Available- for-sale	Total debt securities
Debt securities issued or guaranteed by:
Canadian federal government	$2,136	$1,312	$3,448
Canadian provincial and municipal government	7,273	170	7,443
U.S. government and agency	1,876	1,202	3,078
Other foreign government	4,353	426	4,779
Total government issued or guaranteed debt securities	15,638	3,110	18,748
Corporate debt securities by industry sector:
Financials	9,553	2,900	12,453
Utilities and energy	7,735	1,009	8,744
Telecommunication services	1,811	596	2,407
Consumer staples and discretionary	5,266	1,307	6,573
Industrials	2,211	552	2,763
Other	2,176	616	2,792
Total corporate debt securities	28,752	6,980	35,732
Asset-backed securities	3,592	541	4,133
Total debt securities	$47,982	$10,631	$58,613

118 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

As at January 1, 2010	Fair value through profit or loss	Available- for-sale	Total debt securities
Debt securities issued or guaranteed by:
Canadian federal government	$2,540	$395	$2,935
Canadian provincial and municipal government	6,289	74	6,363
U.S. government and agency	1,416	470	1,886
Other foreign government	4,032	494	4,526
Total government issued or guaranteed debt securities	14,277	1,433	15,710
Corporate debt securities by industry sector:
Financials	10,109	3,403	13,512
Utilities and energy	6,686	1,053	7,739
Telecommunication services	2,169	786	2,955
Consumer staples and discretionary	4,125	1,277	5,402
Industrials	1,919	512	2,431
Other	1,563	477	2,040
Total corporate debt securities	26,571	7,508	34,079
Asset-backed securities	3,536	590	4,126
Total debt securities	$44,384	$9,531	$53,915

The carrying value of mortgages and loans by geographic location is shown in the following table. The geographic location for mortgages is based on location of property, while for corporate loans it is based on the country of the creditor’s parent. Residential mortgages include mortgages for both single and multiple family dwellings.

As at December 31, 2011	Residential	Non-residential	Loans	Total
Canada	$2,011	$5,489	$9,154	$16,654
United States	219	5,612	3,135	8,966
United Kingdom	–	24	253	277
Other	–	–	1,858	1,858
Total mortgages and loans	$2,230	$11,125	$14,400	$27,755

As at December 31, 2010
Canada	$2,272	$5,167	$8,368	$15,807
United States	223	5,592	2,593	8,408
United Kingdom	–	48	190	238
Other	–	–	1,581	1,581
Total mortgages and loans	$2,495	$10,807	$12,732	$26,034

As at January 1, 2010
Canada	$2,342	$5,245	$8,588	$16,175
United States	290	6,247	2,376	8,913
United Kingdom	–	57	187	244
Other	–	–	1,589	1,589
Total mortgages and loans	$2,632	$11,549	$12,740	$26,921

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 119

6.A.iv Contractual Maturities of Mortgages, Debt Securities and Derivatives

The contractual maturities of debt securities are shown in the table below. Debt securities that are not due at a single maturity date are included in the table in the year of final maturity. Actual maturities could differ from contractual maturities because of the borrower’s right to call or extend or right to prepay obligations, with or without prepayment penalties.

As at December 31, 2011	Fair value through profit or loss	Available- for-sale	Total debt securities
Due in 1 year or less	$2,865	$1,073	$3,938
Due in years 2-5	10,850	4,567	15,417
Due in years 6-10	9,633	2,266	11,899
Due after 10 years	28,279	3,397	31,676
Total debt securities	$51,627	$11,303	$62,930

As at December 31, 2010
Due in 1 year or less	$3,490	$1,377	$4,867
Due in years 2-5	10,984	3,786	14,770
Due in years 6-10	9,958	2,357	12,315
Due after 10 years	23,550	3,111	26,661
Total debt securities	$47,982	$10,631	$58,613

As at January 1, 2010
Due in 1 year or less	$2,024	$476	$2,500
Due in years 2-5	10,620	2,663	13,283
Due in years 6-10	9,860	2,801	12,661
Due after 10 years	21,880	3,591	25,471
Total debt securities	$44,384	$9,531	$53,915

The carrying value of mortgages by scheduled maturity before allowances for losses, are as follows:

As at	December 31, 2011	December 31, 2010	January 1, 2010
Due in 1 year or less	$941	$1,412	$1,340
Due in years 2-5	5,474	4,467	4,452
Due in years 6-10	4,247	4,745	5,236
Due after 10 years	2,889	2,872	3,263
Total mortgages	$13,551	$13,496	$14,291

The carrying value of loans by scheduled maturity, before allowances for losses, are as follows:

As at	December 31, 2011	December 31, 2010	January 1, 2010
Due in 1 year or less	$905	$1,013	$1,154
Due in years 2-5	4,555	4,207	4,400
Due in years 6-10	3,292	2,697	2,860
Due after 10 years	5,675	4,886	4,390
Total loans	$14,427	$12,803	$12,804

120 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

Notional amounts of derivative financial instruments are the basis for calculating payments and are generally not the actual amounts exchanged. The following tables provide the notional amounts of derivative instruments outstanding by type of derivative and term to maturity:

	Term to Maturity
As at December 31, 2011	Under 1 Year	1 to 5 Years	Over 5 Years	Total
Over-the-counter contracts:
Interest rate contracts:
Swap contracts	$565	$4,928	$14,029	$19,522
Options purchased	219	2,099	3,798	6,116
Options written(1)	–	815	1,427	2,242
Foreign exchange contracts:
Forward contracts	1,902	–	161	2,063
Swap contracts	245	3,631	5,113	8,989
Other contracts:
Options purchased	1,332	96	–	1,428
Forward contracts	63	88	–	151
Swap contracts	177	31	–	208
Options written	–	–	–	–
Credit derivatives	–	169	–	169
Exchange-traded contracts:
Interest rate contracts:
Futures contracts	2,358	148	–	2,506
Foreign exchange contracts:
Futures contracts	613	–	–	613
Equity contracts:
Futures contracts	5,902	–	–	5,902
Options purchased	903	26	–	929
Options written	21	–	–	21
Total notional amount	$14,300	$12,031	$24,528	$50,859

(1)	These are covered short derivative positions that may include interest rate options, swaptions or floors.

	Term to Maturity
As at December 31, 2010	Under 1 Year	1 to 5 Years	Over 5 Years	Total
Over-the-counter contracts:
Interest rate contracts:
Swap contracts	$1,312	$4,890	$11,486	$17,688
Options purchased	400	1,387	2,497	4,284
Options written(1)	–	598	1,395	1,993
Foreign exchange contracts:
Forward contracts	2,092	87	156	2,335
Swap contracts	758	3,522	4,894	9,174
Other contracts:
Options purchased	1,695	213	–	1,908
Forward contracts	32	66	–	98
Swap contracts	234	69	–	303
Options written	–	–
Credit derivatives	–	172	10	182
Exchange-traded contracts:
Interest rate contracts:
Futures contracts	1,125	139	–	1,264
Foreign exchange contracts:
Futures contracts	302	–	–	302
Equity contracts:
Futures contracts	3,588	–	–	3,588
Options purchased	607	88	–	695
Total notional amount	$12,145	$11,231	$20,438	$43,814

(1)	These are covered short derivative positions that may include interest rate options, swaptions or floors.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 121

	Term to Maturity
As at January 1, 2010	Under 1 Year	1 to 5 Years	Over 5 Years	Total
Over-the-counter contracts:
Interest rate contracts:
Swap contracts	$2,304	$6,563	$12,389	$21,256
Options purchased	509	1,440	3,628	5,577
Options written(1)	425	–	–	425
Foreign exchange contracts:
Forward contracts	2,123	65	167	2,355
Swap contracts	432	3,322	4,771	8,525
Other contracts:
Options purchased	2,829	425	–	3,254
Forward contracts	32	64	–	96
Swap contracts	185	104	–	289
Options written	1,319	–	–	1,319
Credit derivatives	5	222	10	237
Exchange-traded contracts:
Interest rate contracts:
Futures contracts	855	81	–	936
Foreign exchange contracts:
Futures contracts	–	–	–	–
Equity contracts:
Futures contracts	3,298	–	–	3,298
Options purchased	2	–	–	2
Total notional amount	$14,318	$12,286	$20,965	$47,569

(1)	These are covered short derivative positions that may include interest rate options, swaptions or floors.

The following tables provide the fair value of derivative instruments outstanding by term to maturity:

	Term to maturity
As at December 31, 2011	Under 1 Year	1 to 5 Years	Over 5 Years	Total
Derivative assets	$146	$499	$1,987	$2,632
Derivative liabilities	$(60)	$(276)	$(723)	$(1,059)

	Term to maturity
As at December 31, 2010	Under 1 Year	1 to 5 Years	Over 5 Years	Total
Derivative assets	$159	$699	$790	$1,648
Derivative liabilities	$(69)	$(219)	$(430)	$(718)

	Term to maturity
As at January 1, 2010	Under 1 Year	1 to 5 Years	Over 5 Years	Total
Derivative assets	$190	$726	$539	$1,455
Derivative liabilities	$(245)	$(365)	$(684)	$(1,294)

6.A.v Asset Quality

The following sections describe our assessment of the credit quality of our financial assets. We monitor credit quality based on internal risk ratings as well as ratings assigned by external rating agencies where available.

122 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

Debt Securities by Credit Rating

Investment grade debt securities are those rated BBB and above. Our debt security portfolio was 97% investment grade based on carrying value as at December 31, 2011 (96% as at December 31, 2010 and 95% as at January 1, 2010). The carrying value of debt securities by credit rating is shown in the following table:

As at December 31, 2011	Fair value through profit or loss	Available- for-sale debt	Total debt securities
Debt securities by credit rating(1)
AAA	$9,098	$2,853	$11,951
AA	10,369	1,156	11,525
A	15,667	3,886	19,553
BBB	14,857	3,214	18,071
BB and lower	1,636	194	1,830
Total debt securities	$51,627	$11,303	$62,930

As at December 31, 2010	Fair value through profit or loss	Available- for-sale debt	Total debt securities
Debt securities by credit rating(1)
AAA	$8,998	$3,153	$12,151
AA	9,426	1,177	10,603
A	14,489	3,199	17,688
BBB	13,155	2,834	15,989
BB and lower	1,914	268	2,182
Total debt securities	$47,982	$10,631	$58,613

As at January 1, 2010	Fair value through profit or loss	Available- for- sale debt	Total debt securities
Debt securities by credit rating(1)
AAA	$8,751	$1,742	$10,493
AA	8,396	1,042	9,438
A	13,049	3,378	16,427
BBB	12,076	2,847	14,923
BB and lower	2,112	522	2,634
Total debt securities	$44,384	$9,531	$53,915

(1)	Local currency denominated sovereign debts of certain developing countries, used in backing local liabilities, have been classified as investment grade.

Mortgages and Loans by Credit Rating

The credit quality of mortgages and loans is evaluated internally through regular monitoring of credit related exposures. We use judgement and experience to determine what factors should be considered when assigning an internal credit rating, which is validated through the use of credit scoring models, to a particular mortgage or corporate loan. The internal credit ratings reflect the credit quality of the borrower as well as the value of any collateral.

The following tables summarize our mortgages and loans by credit quality indicator:

Mortgages by Credit Rating

As at	December 31, 2011	December 31, 2010	January 1, 2010
Insured	$1,685	$1,704	$1,681
High quality(1)	3,356	3,838	4,462
Medium quality(2)	6,538	5,841	6,639
Below medium quality(3)	1,432	1,629	1,239
Impaired	344	290	160
Total mortgages	$13,355	$13,302	$14,181

(1)	Amounts include past due of $Nil as at December 31, 2011 ($14 as at December 31, 2010 and $12 as at January 1, 2010).
(2)	Amounts include past due of $Nil as at December 31, 2011 ($48 as at December 31, 2010 and $16 as at January 1, 2010).
(3)	Amounts include past due of $10 as at December 31, 2011 ($17 as at December 31, 2010 and $2 as at January 1, 2010).

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 123

Loans by Credit Rating

As at	December 31, 2011	December 31, 2010	January 1, 2010
AAA	$277	$272	$341
AA	1,257	1,446	1,806
A	7,094	5,760	5,035
BBB	5,390	4,791	4,987
BB and lower(1)	340	398	491
Impaired	42	65	80
Total	$14,400	$12,732	$12,740

(1)	Amounts include past due of $Nil as at December 31, 2011 ($Nil as at December 31, 2010 and $1 as at January 1, 2010).

Derivative Financial Instruments by Counterparty Credit Rating

Derivative instruments are either exchange-traded or OTC contracts negotiated between counterparties. Since counterparty failure in an OTC derivative transaction could render it ineffective for hedging purposes, we generally transact our derivative contracts with highly rated counterparties. In limited circumstances, we will enter into transactions with lower rated counterparties if credit enhancement features are included. As at December 31, 2011, we had assets of $540 ($459 as at December 31, 2010 and $476 as at January 1, 2010) pledged as collateral for derivative contracts. The assets pledged are cash, cash equivalents and short-term securities.

As at December 31, 2011, we held collateral assets with a fair value of $1,897 ($928 as at December 31, 2010 and $568 as at January 1, 2010) under certain derivative contracts and we are usually permitted to sell or re-pledge this collateral. We have not sold or re-pledged any collateral. The assets pledged are primarily cash, U.S. Treasuries, and other government securities. The terms and conditions related to the use of the collateral are consistent with industry practice.

The following tables show the derivative financial instruments with a positive fair value split by counterparty credit rating:

	Gross positive replacement cost(1)	Impact of master netting agreements(2)	Net replacement cost(3)
As at December 31, 2011
Over-the-counter contracts:
AA	$624	$(192)	$432
A	1,942	(341)	1,601
BBB	9	(9)	–
Exchange-traded	57	(28)	29
Total	$2,632	$(570)	$2,062
As at December 31, 2010
Over-the-counter contracts:
AA	$746	$(139)	$607
A	869	(173)	696
Exchange-traded	33	(4)	29
Total	$1,648	$(316)	$1,332
As at January 1, 2010
Over-the-counter contracts:
AA	$599	$(166)	$433
A	822	(416)	406
Exchange-traded	34	(7)	27
Total	$1,455	$(589)	$866

(1)	Used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all contracts with a positive fair value.
(2)	The credit risk associated with derivative assets subject to master netting arrangements is reduced by derivative liabilities due to the same counterparty in the event of default. Our overall exposure to credit risk reduced through master netting arrangements may change substantially following the reporting date as the exposure is affected by each transaction subject to the arrangement.
(3)	Gross positive replacement cost after netting agreements.

124 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

Reinsurance Counterparties Exposure by Credit Rating

The following is the potential maximum exposure to loss based on ceded reserves and outstanding claims. The ratings are those assigned by external ratings agencies where available.

As at December 31, 2011	Gross exposure	Collateral	Net exposure
AAA	$1	$1	$–
AA	1,912	340	1,572
A	246	3	243
BB	854	837	17
Not Rated	264	83	181
Total	$3,277	$1,264	$2,013

As at December 31, 2010	Gross exposure	Collateral	Net exposure
AAA	$1	$1	$–
AA	1,883	312	1,571
A	1,063	2	1,061
BB	778	752	26
Not Rated	130	37	93
Total	$3,855	$1,104	$2,751

As at January 1, 2010	Gross exposure	Collateral	Net exposure
AAA	$21	$–	$21
AA	1,729	174	1,555
A	804	21	783
BB	763	682	81
Not Rated	26	9	17
Total	$3,343	$886	$2,457

6.A.vi Impairment of Assets

Management assesses debt and equity securities, mortgages and loans and other invested assets for objective evidence of impairment at each reporting date. We employ a portfolio monitoring process to identify assets or groups of assets that have objective evidence of impairment, having experienced a loss event or events that has an impact on the estimated future cash flows of the asset or group of assets. There are inherent risks and uncertainties in our evaluation of assets or groups of assets for objective evidence of impairment, including both internal and external factors such as general economic conditions, issuers’ financial conditions and prospects for economic recovery, market interest rates, unforeseen events which affect one or more issuers or industry sectors, and portfolio management parameters, including asset mix, interest rate risk, portfolio diversification, duration matching and greater than expected liquidity needs. All of these factors could impact our evaluation of an asset or group of assets for objective evidence of impairment.

Management exercises considerable judgment in assessing for objective evidence of impairment and, based on its assessment, classifies specific assets as performing or into one of our credit quality lists:

“Monitor List” – the timely collection of all contractually specified cash flows is reasonably assured, but changes in issuer-specific facts and circumstances require monitoring. No impairment charge is recorded for unrealized losses on assets related to these debtors.

“Watch List” – the timely collection of all contractually specified cash flows is reasonably assured, but changes in issuer-specific facts and circumstances require heightened monitoring. An asset is moved from the Monitor List to the Watch List when changes in issuer-specific facts and circumstances increase the possibility that a security may experience a loss event on an imminent basis. No impairment charge is recorded for unrealized losses on assets related to these debtors.

“Impaired List” – the timely collection of all contractually specified cash flows is no longer reasonably assured. For these investments that are classified as AFS or amortized cost, an impairment charge is recorded or the asset is sold and a realized loss is recorded as a charge to income. Impairment charges and realized losses are recorded on assets related to these debtors.

Equity securities and other invested assets are assessed for impairment according to the prospect of recovering the cost of our investment from estimated future cash flows.

Our approach to determining whether there is objective evidence of impairment varies by asset type. However, in all cases, we have a process to ensure that in all instances where a decision has been made to sell an asset at a loss, the asset is impaired.

Debt Securities

Objective evidence of impairment on debt securities involves an assessment of the issuer’s ability to meet current and future contractual interest and principal payments. In determining whether debt securities have objective evidence of impairment, we employ a screening process. The process identifies securities in an unrealized loss position, with particular attention paid to those securities whose fair value to amortized cost percentages have been less than 80% for an extended period of time. Discrete credit events, such

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 125

as a ratings downgrade, are also used to identify securities that may have objective evidence of impairment. The securities identified are then evaluated based on issuer-specific facts and circumstances, including an evaluation of the issuer’s financial condition and prospects for economic recovery, evidence of difficulty being experienced by the issuer’s parent or affiliate, and management’s assessment of the outlook for the issuer’s industry sector.

Management also assesses previously impaired debt securities whose fair value has recovered to determine whether it is objectively related to an event occurring subsequent to the impairment loss that has an impact on the estimated future cash flows of the asset.

Asset backed securities are assessed for objective evidence of impairment on an alternative basis. Specifically, we periodically update our best estimate of cash flows over the life of the security. In the event that there is an adverse change in the expected cash flows, the asset is impaired. Estimating future cash flows is a quantitative and qualitative process that incorporates information received from third parties, along with assumptions and judgments about the future performance of the underlying collateral. Losses incurred on the respective mortgage-backed securities portfolios are based on loss models using assumptions about key systematic risks, such as unemployment rates and housing prices, and loan-specific information such as delinquency rates and loan-to-value ratios.

Equity Securities and Other Invested Assets

Objective evidence of impairment for equity securities as well as investments in limited partnerships, segregated funds and mutual funds involves an assessment of the prospect of recovering the cost of our investment. Instruments in an unrealized loss position are reviewed to determine if objective evidence of impairment exists. Objective evidence of impairment for these instruments includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates, and a significant or prolonged decline in the fair value of the instruments below their cost.

We apply presumptive impairment tests to determine whether there has been a significant or prolonged decline in the fair value of an instrument below its cost, and unless extenuating circumstances exist, the instrument is considered to be impaired.

Mortgages and Loans

Objective evidence of impairment on mortgages and loans involves an assessment of the borrower’s ability to meet current and future contractual interest and principal payments. In determining whether an individual mortgage or loan has objective evidence of impairment, we consider a number of triggers that cause us to reassess its creditworthiness and consequent cause for concern, generally based on a decline in the current financial position of the borrower and, for collateral-dependant mortgages and loans, the value of the collateral.

Mortgages and loans causing concern are monitored closely and evaluated for objective evidence of impairment. For these mortgages and loans, we review information that is appropriate to the circumstances, including recent operating developments, strategy review, time lines for remediation, financial position of the borrower and, for collateral-dependent mortgages and loans, the value of security as well as occupancy and cash flow considerations.

In addition to specific allowances, circumstances may warrant a collective allowance based on objective evidence of impairment for a group of mortgages and loans. In our review, we consider, for example in the case of certain collateral-dependant mortgages and loans, regional economic conditions, developments for various property types, or significant exposure to struggling tenants in determining whether there is objective evidence of impairment, even though it is not possible to identify specific mortgages and loans which are likely to become impaired on an individual basis.

Management also assesses previously impaired mortgages and loans to determine whether a recovery is objectively related to an event occurring subsequent to the impairment loss that has an impact on the estimated future cash flows of the asset.

Impairment of Fair Value Through Profit or Loss Assets

We generally maintain distinct asset portfolios for each line of business. Changes in the fair values of these assets are largely offset by changes in the fair value of liabilities for insurance contracts, when there is an effective matching of assets and liabilities. When assets are designated as FVTPL, the change in fair value arising from impairment is not required to be separately disclosed under IFRS. The reduction in fair values of FVTPL debt securities attributable to impairment results in an increase in liabilities for insurance contracts charged through the Consolidated Statements of Operations for the period.

Impairment of Available-For-Sale Assets

We wrote down $34 of impaired AFS assets recorded at fair value during 2011 ($34 during 2010). These write-downs are included in Net gains (losses) on AFS assets in our Consolidated Statements of Operations.

We did not reverse any impairment on AFS debt securities during 2011 and 2010.

126 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

Past Due and Impaired Mortgages and Loans

The distribution of mortgages and loans by credit quality as at December 31 is shown in the following tables:

	Gross Carrying Value				Allowance for Losses
	Mortgages		Loans	Total	Mortgages	Loans	Total
As at December 31, 2011
Not past due	$13,001		$14,358	$27,359	$–	$–	$–
Past due:
Past due less than 90 days	10		–	10	–	–	–
Past due 90 to 179 days	–		–	–	–	–	–
Past due 180 days or more	–		–	–	–	–	–
Impaired	540		69	609	196	27	223
Total	$13,551		$14,427	$27,978	$196	$27	$223

As at December 31, 2010
Not past due	$12,933		$12,667	$25,600	$–	$–	$–
Past due:
Past due less than 90 days	79		–	79	–	–	–
Past due 90 to 179 days	–		–	–	–	–	–
Past due 180 days or more	–		–	–	–	–	–
Impaired	484	(1)	136	620	194	71	265
Total	$13,496		$12,803	$26,299	$194	$71	$265
As at January 1, 2010
Not past due	$13,991		$12,659	$26,650	$–	$–	$–
Past due:
Past due less than 90 days	30		–	30	–	–	–
Past due 90 to 179 days	–		–	–	–	–	–
Past due 180 days or more	–		1	1	–	–	–
Impaired	270		144	414	110	64	174
Total	$14,291		$12,804	$27,095	$110	$64	$174

(1)	$115 of restructured mortgages are no longer classified as impaired, because they are performing and do not require an allowance.

Possession of Collateral on Foreclosed Assets

During 2011, we took possession of real estate collateral of $11 that we held as security for mortgages ($22 in 2010). These assets are either retained as real estate assets held for sale if they comply with our investment policy standards or sold.

Changes in Allowances for Losses

The changes in the allowances for losses are as follows:

	Mortgages	Loans	Total
Balance, January 1, 2010	$110	$64	$174
Provision for losses	106	11	117
Write-offs, net of recoveries	(14)	(1)	(15)
Foreign exchange rate movements	(8)	(3)	(11)
Balance, December 31, 2010	$194	$71	$265
Provision for losses	60	(1)	59
Write-offs, net of recoveries	(63)	(44)	(107)
Foreign exchange rate movements	5	1	6
Balance, December 31, 2011	$196	$27	$223

6.B Liquidity Risk

Liquidity risk is the risk that we will not be able to fund all cash outflow commitments as they fall due.

We generally maintain a conservative liquidity position and employ a wide range of liquidity risk management practices and controls, which are described below:

•	Liquidity is managed in accordance with our liquidity policies and operating guidelines.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 127

•

Stress testing of our liquidity is performed by comparing liquidity coverage ratios under one-month and one-year stress scenarios to Company policy thresholds. These liquidity ratios are measured and managed at the business segment level and at the total Company level.

•

Cash management and asset liability management programs support our ability to maintain our financial position by ensuring that sufficient cash flow and liquid assets are available to cover potential funding requirements. We invest in various types of assets with a view of matching them to our liabilities of various durations.

•	Target capital levels exceed regulatory minimums. We actively manage and monitor our capital and asset levels, and the diversification and credit quality of our investments.
•	We maintain various credit facilities for general corporate purposes.
•	We also maintain liquidity contingency plans for the management of liquidity in the event of a liquidity crisis.

We are subject to various regulations in the jurisdictions in which we operate. The ability of SLF Inc.’s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are appropriately funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.

Based on our historical cash flows and liquidity management processes, we believe that the cash flows from our operating activities will continue to provide sufficient liquidity for us to satisfy debt service obligations and to pay other expenses as they fall due.

6.C Market Risk

Risk Description

We are exposed to significant financial and capital market risk – the risk that the fair value or future cash flows of an insurance contract or financial instrument will fluctuate because of changes or volatility in market prices. Market risk includes: (i) equity market risk, resulting from changes in equity market prices; (ii) interest rate risk, resulting from changes in interest rates or spreads; (iii) currency risk, resulting from changes in foreign exchange rates; and (iv) real estate risk resulting from changes in real estate prices. In addition, we are subject to other price risk resulting from changes in market prices other than those arising from equity risk, interest rate risk, currency risk or real estate risk, whether those changes are caused by factors specific to the individual insurance contract, financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market.

Market Risk Management Governance and Control

We employ a wide range of market risk management practices and controls, as outlined below:

•	Enterprise wide risk appetite and tolerance limits have been established for market risk
•	Market risk exposures are compared to pre-established risk tolerance limits and reported to the Risk Review Committee of the Board on a regular basis
•	Detailed asset-liability and market risk management policies, guidelines and procedures are in place
•

Management and governance of market risks is achieved through various asset-liability management and risk committees that oversee key market risk strategies and tactics, review compliance with applicable policies and standards, and review investment and hedging performance

•	Hedging and asset-liability management programs are maintained in respect of key selected market risks
•	Product development and pricing policies require a detailed risk assessment and pricing provisions for material market risks
•	Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse market movements
•	Insurance contract liability provisions are established in accordance with standards set forth by the CIA
•	Target capital levels established that exceed regulatory minimums

6.C.i Equity Market Risk

Equity market risk is the potential for financial loss arising from declines and volatility in equity market prices. We are exposed to equity risk from a number of sources. Our primary exposure to equity risk arises in connection with benefit guarantees on variable annuity and segregated fund annuity contracts (i.e. segregated fund products in SLF Canada, variable annuities in SLF U.S. and run-off reinsurance in our Corporate segment). These benefit guarantees are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization.

We derive a portion of our revenue from fee income generated by our asset management businesses and from certain insurance and annuity contracts where fee income is levied on account balances that generally move in line with equity market levels. Accordingly, adverse fluctuations in the market value of such assets would result in corresponding adverse impacts on our revenue and net income. In addition, declining and volatile equity markets may have a negative impact on sales and redemptions (surrenders) for this business, resulting in further adverse impacts on our net income and financial position.

We also have direct exposure to equity markets from the investments supporting other general account liabilities, surplus and employee benefit plans. These exposures generally fall within our risk taking philosophy and appetite and are therefore generally not hedged.

128 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

The carrying value of equities by issuer country is shown in the following table:

As at December 31, 2011	Fair value through profit or loss	Available- for-sale	Total equities
Canada	$2,715	$100	$2,815
United States	458	583	1,041
United Kingdom	174	34	208
Other	384	122	506
Total equities	$3,731	$839	$4,570

As at December 31, 2010	Fair value through profit or loss	Available- for-sale	Total equities
Canada	$2,642	$118	$2,760
United States	1,181	464	1,645
United Kingdom	241	50	291
Other	385	150	535
Total equities	$4,449	$782	$5,231

As at January 1, 2010	Fair value through profit or loss	Available- for-sale	Total equities
Canada	$2,311	$117	$2,428
United States	1,137	442	1,579
United Kingdom	501	7	508
Other	410	44	454
Total equities	$4,359	$610	$4,969

6.C.ii Embedded Derivatives Risk

An embedded derivative is contained within a host insurance contract if it includes an identifiable condition to modify the cash flows that are otherwise payable. This section is applicable to those embedded derivatives where we are not required to, and have not measured (either separately or together with the host contract) the embedded derivative at fair value.

The most significant market risk exposure from embedded derivatives arises in connection with the benefit guarantees on variable annuity and segregated fund annuity contracts (i.e. segregated fund products in Canada, variable annuities in SLF U.S. and run-off reinsurance in our Corporate segment). These benefit guarantees are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. We have implemented hedging programs to mitigate a portion of this market risk exposure.

We are also exposed to significant interest rate risk from embedded derivatives in certain general account products and variable annuity and segregated fund contracts, which contain explicit or implicit investment guarantees in the form of minimum crediting rates, guaranteed premium rates, settlement options and benefit guarantees. If investment returns fall below guaranteed levels, we may be required to increase liabilities or capital in respect of these contracts. The guarantees attached to these products may be applicable to both past premiums collected and future premiums not yet received. Variable annuity and segregated fund contracts provide benefit guarantees that are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. These products are included in our asset-liability management program and the residual interest rate exposure is managed within risk tolerance limits.

We are also exposed to interest rate risk through guaranteed annuitization options included primarily in retirement contracts and pension plans. These embedded options give policyholders the right to convert their investment into a pension on a guaranteed basis, thereby exposing us to declining long-term interest rates as the annuity guarantee rates come into effect. Embedded options on unit-linked pension contracts give policyholders the right to convert their fund at retirement into pensions on a guaranteed basis, thereby exposing us to declining interest rates and increasing equity market returns (increasing the size of the fund which is eligible for the guaranteed conversion basis). Guaranteed annuity options are included in our asset-liability management program and most of the interest rate and equity exposure is mitigated through hedging.

Significant changes or volatility in interest rates or spreads could have a negative impact on sales of certain insurance and annuity products, and adversely impact the expected pattern of redemptions (surrenders) on existing policies. Increases in interest rates or widening spreads may increase the risk that policyholders will surrender their contracts, forcing us to liquidate investment assets at a loss and accelerate recognition of certain acquisition expenses. While we have established hedging programs in place and our insurance and annuity products often contain surrender mitigation features, these may not be sufficient to fully offset the adverse impact of the underlying losses.

Fixed indexed annuity contracts contain embedded derivatives as policyholder funds are credited a return that is based on the performance of an equity index such as the S&P 500. We have implemented hedging programs to mitigate this equity market risk exposure.

Certain annuity and long-term disability contracts contain embedded derivatives as benefits are linked to the Consumer Price Index; however most of this exposure is hedged through the Company’s ongoing asset liability management program.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 129

7. Insurance Risk Management

7.A Insurance Risk

Risk Description

Insurance risk is the uncertainty of product performance due to differences between the actual experience and expected assumptions affecting amounts of claims, benefits payments, expenses and the cost of embedded options and guarantees related to insurance risks. This risk class includes risk factors relating to product development and pricing, mortality, morbidity, longevity, policyholder behaviour, and reinsurance.

Insurance Risk Management Governance and Control

Insurance risk is managed through a number of enterprise wide controls addressing a wide range of insurance risk factors, as follows:

•	Enterprise wide insurance underwriting and claims, product development and pricing, and reinsurance risk management policies
•	Product development and pricing policies require detailed risk assessment and provision for material insurance risks
•	Insurance contract liability provisions are established in accordance with standards set forth by the CIA
•	Target capital levels established that exceed regulatory minimums
•	Board approved maximum retention limits (amounts issued in excess of these limits are reinsured)
•	Various limits, restrictions and fee structures may be introduced into plan designs in order to establish more homogeneous policy risk profile and limit potential for anti-selection
•	Enterprise underwriting and risk selection standards with oversight by corporate underwriting and claims risk management function
•	Diversification and risk pooling is managed by aggregation of broad exposures across product lines, geography, distribution channels etc.
•	Experience studies (both Company specific and industry level) and Source of Earnings analysis are periodically monitored and factored into ongoing valuation, renewal and new business pricing processes
•	Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse movements in insurance risk factors
•

We have established a reinsurance ceded policy to set acceptance criteria and protocols to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers. Our reinsurance counterparty risk profile is monitored closely, including through regular reporting to the Risk Review Committee of the Board of Directors

The components of insurance risk are disclosed below:

7.A.i Product Design and Pricing Risk

Risk Description

Product design and pricing risk is the risk a product does not perform as expected causing adverse financial consequences. This risk may arise from deviations in realized experience versus assumptions used in the pricing of products. Risk factors include uncertainty concerning future investment yields, policyholder behaviour, mortality and morbidity experience, sales levels, mix of business, expenses and taxes. Although some of our products permit us to increase premiums or adjust other charges and credits during the life of the policy or contract, the terms of these policies or contracts may not allow for sufficient adjustments to maintain expected profitability

Product Design and Pricing Governance and Control

An annual compliance assessment is performed by all business segments to confirm compliance with the enterprise wide product design and pricing policy which is approved by the Risk Review Committee of the Board of Directors and related operating guidelines. Pricing models, methods and assumptions are subject to periodic internal peer reviews. New products are subject to a risk assessment process to identify key risks and must be approved by multi-disciplinary committees. Product development, design and pricing processes have been implemented throughout the Company.

Experience studies and sources of earnings analysis are used to monitor actual experience against those assumed in pricing and valuation.

On experience rated products, participating and adjustable products, emerging experience is reflected through changes in policyholder dividend scales as well as other policy adjustment mechanisms such as premium and benefit levels.

Limits and restrictions may be introduced into the design of the product to mitigate adverse policyholder behaviour or apply upper thresholds on certain benefits.

7.A.ii Policyholder Behaviour Risk

Risk Description

We can incur losses due to adverse policyholder behaviour relative to that assumed in the liabilities with regard to lapse of policies or exercise of other embedded policy options.

Uncertainty in policyholder behaviour can arise from several sources including unexpected events in the policyholder’s circumstances, the general level of economic activity (whether higher or lower than expected), changes in pricing and availability of current products, the introduction of new products, changes in underwriting technology and standards as well as changes in our financial strength or reputation. Uncertainty in future cash flows affected by policyholder behaviour can be further exacerbated by irrational behaviour during times of economic turbulence or at key option exercise points in the life of an insurance contract.

130 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

Policyholder Behaviour Risk Management Governance and Control

Various types of provisions are built into many of our products to reduce the impact of uncertain policyholder behaviour. These provisions include:

•	Surrender charges which adjust the payout to the policyholder by taking into account prevailing market conditions
•	Limits on the amount that policyholders can surrender or borrow
•	Restrictions on the timing of policyholders’ ability to exercise certain options
•	Restrictions on both the types of funds customers can select and the frequency with which they can change funds
•	Policyholder behaviour risk is also mitigated through reinsurance on some insurance contracts

For individual life insurance products where fewer terminations would be financially adverse to us, net income and equity would be decreased by about $270 ($225 in 2010) if the termination rate assumption were reduced by 10%. For products where more terminations would be financially adverse to us, net income and equity would be decreased by about $65 ($80 in 2010) if the termination rate assumption were increased by 10%.

7.A.iii Mortality and Morbidity Risk

Risk Description

Mortality and morbidity risk is the risk that future experience could be worse than assumed. Mortality and morbidity risk can arise in the normal course of business through the random fluctuation in realized experience, through catastrophes, or in association with other risk factors such as product development and pricing or model risk. Adverse mortality and morbidity experience could also occur through systemic anti-selection, which could arise due to poor plan design or underwriting process failure or the development of investor owned and secondary markets for life insurance policies.

During economic slowdowns, the risk of adverse morbidity experience increases, especially with respect to disability coverages. This introduces the potential for adverse financial volatility in disability results.

For life insurance products for which higher mortality would be financially adverse to the Company, a 2% increase in the best estimate assumption would decrease net income and equity by about $15 ($40 in 2010).

For products where morbidity is a significant assumption, a 5% adverse change in that assumption would reduce net income and equity by about $120 ($110 in 2010).

We do not have a high degree of concentration risk to single individuals or groups due to our well diversified geographic and business mix. The largest portion of mortality risk within the Company is in North America.

Mortality and Morbidity Risk Management Governance and Control

Detailed uniform underwriting procedures have been established to determine the insurability of applicants and to manage exposure to large claims. These underwriting requirements are regularly scrutinized against industry guidelines and oversight is provided through a corporate underwriting and claim management function.

Individual and group insurance policies are underwritten prior to initial issue and renewals, based on risk selection, plan design and rating techniques.

Underwriting and claims risk policies approved by the Risk Review Committee of the Board of Directors include limits on the maximum amount of insurance that may be issued under one policy and the maximum amount that may be retained. These limits vary by geographic region and amounts in excess of limits are reinsured to ensure there is no exposure to unreasonable concentration of risk.

7.A.iv Longevity Risk

Risk Description

Longevity risk is the potential for economic loss, accounting loss or volatility in earnings arising from uncertain ongoing changes in rates of mortality improvement. This risk can manifest itself slowly over time as socioeconomic conditions improve and medical advances continue. It could also manifest itself more quickly, for example, due to significant medical breakthroughs that significantly extend life expectancy. Longevity risk affects contracts where benefits are based upon the likelihood of survival (for example, annuities, pensions, pure endowments and specific types of health contracts).

Longevity Risk Management Governance and Control

To improve management of longevity risk, we are active in studying research in the field of mortality improvement from various countries. Stress testing techniques are used to measure and monitor the impact of extreme mortality improvement on the aggregate portfolio of insurance and annuity products as well as our own pension plans.

For annuities products for which lower mortality would be financially adverse to us, a 2% decrease in the mortality assumption would decrease net income and equity by about $100 ($85 in 2010).

7.A.v Expense Risk

Risk Description

Expense risk is the risk that future expenses are higher than assumed. This risk can arise from general economic conditions, unexpected increases in inflation, or reduction in productivity leading to increase in unit expenses. Expense risk occurs in products where we cannot or will not pass increased costs on to the customer and will manifest itself in the form of a liability increase or a reduction in expected future profits.

The sensitivity of liabilities for insurance contracts to a 5% increase in unit expenses would result in a decrease in net income and equity of about $160 ($140 in 2010).

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 131

Expenses Risk Management Governance and Control

We closely monitor expenses through an annual budgeting process and ongoing monitoring of any expense gaps between unit expenses assumed in pricing and actual expenses.

7.A.vi Reinsurance Market Risk

Risk Description

We purchase reinsurance for certain risks underwritten by our various insurance businesses. Reinsurance market risk is the risk of financial loss due to adverse developments in reinsurance markets (for example, discontinuance or diminution of reinsurance capacity or an increase in the cost of reinsurance) or insolvency of a reinsurer.

Changes in reinsurance market conditions, including actions taken by reinsurers to increase rates on existing coverage with non-guaranteed premiums, may adversely impact the availability or cost of maintaining existing or securing new requisite reinsurance capacity, with adverse impacts on our profitability and financial position.

Reinsurance Markets Risk Management Governance and Control

We have a reinsurance ceded policy approved by the Risk Review Committee of the Board of Directors to set acceptance criteria and monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers. The policy also determines which reinsurance companies qualify as suitable business partners and requires that all agreements include provisions to allow action to be taken, such as recapture of ceded risk (at a potential cost to the Company), in the event that the reinsurer is losing its legal ability to carry on business through insolvency or regulatory action. New sales of our products can also be discontinued or changed to reflect developments in the reinsurance markets. In force reinsurance treaties are typically guaranteed for the life of the ceded policy, however, some reinsurance rates may be adjustable. There is generally more than one reinsurer supporting a reinsurance pool and to diversify risks.

8. Other Assets

Other assets consist of the following:

As at	December 31, 2011	December 31, 2010	January 1, 2010
Accounts receivable	$1,059	$1,205	$1,082
Investment income due and accrued	1,109	1,044	1,107
Deferred acquisition costs(1)	148	147	156
Prepaid expenses	113	78	66
Premiums receivable	352	334	429
Accrued benefit assets (Note 27)	51	28	14
Other	53	48	62
Total other assets	$2,885	$2,884	$2,916

(1)	Amortization of deferred acquisition costs charged to income during the year amounted to $33 in 2011 ($35 in 2010).

132 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

9. Property and Equipment

	Owner-occupied properties		Other property and equipment	Total
	Land	Building
Gross carrying amount
Balance, January 1, 2010	$59	$468	$675	$1,202
Additions	1	36	33	70
Disposals	–	(3)	(24)	(27)
Transfers to investment properties	(1)	(13)	–	(14)
Transfers from other assets	–	–	8	8
Foreign exchange rate movements	(1)	(5)	(13)	(19)
Balance, December 31, 2010	$58	$483	$679	$1,220
Additions	–	25	102	127
Disposals	–	–	(199)	(199)
Foreign exchange rate movements	–	3	2	5
Balance, December 31, 2011	$58	$511	$584	$1,153
Accumulated depreciation and impairment losses
Balance, January 1, 2010	$–	$(144)	$(559)	$(703)
Depreciation charge for the year	–	(9)	(43)	(52)
Leasing commissions and tenant inducements, amortization	–	(4)	–	(4)
Disposals	–	–	24	24
Transfers from other assets	–	–	(6)	(6)
Foreign exchange rate movements	–	1	12	13
Balance, December 31, 2010	$–	$(156)	$(572)	$(728)
Depreciation charge for the year	–	(12)	(46)	(58)
Leasing commissions and tenant inducements, amortization	–	(3)	–	(3)
Impairment losses	–	–	(2)	(2)
Disposals	–	–	185	185
Foreign exchange rate movements	–	–	(1)	(1)
Balance, December 31, 2011	$–	$(171)	$(436)	$(607)
Net carrying amount, end of period:
As at January 1, 2010	$59	$324	$116	$499
As at December 31, 2010	$58	$327	$107	$492
As at December 31, 2011	$58	$340	$148	$546

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 133

10. Goodwill and Intangible Assets

10.A Goodwill

This note analyzes the changes to the carrying amount of goodwill during the year and details the result of our impairment testing on goodwill.

Changes in the carrying amount of goodwill acquired through business combinations by reportable segment are as follows:

	SLF Canada	SLF U.S.	SLF Asia	Corporate	Total
Balance, January 1, 2010(1)	$2,765	$450	$463	$912	$4,590
Disposition (Note 3)	–	–	–	(309)	(309)
Foreign exchange rate movements	–	(24)	(25)	(32)	(81)
Balance, December 31, 2010(1)	$2,765	$426	$438	$571	$4,200
Impairment(2)	(194)	(94)	–	–	(288)
Foreign exchange rate movements	–	10	10	10	30
Balance, December 31, 2011	$2,571	$342	$448	$581	$3,942

(1)	January 1, 2010 and December 31, 2010 balances for SLF Canada and Corporate have been restated by $74 as a result of the transfer of McLean Budden from SLF Canada to MFS Holdings within Corporate. See Note 17 for details.
(2)	The goodwill relating to the variable annuities CGU within SLF U.S. was impaired as a result of the restructuring that took place during the fourth quarter of 2011. See Note 21 for details on the impact of the restructuring. The goodwill relating to the Individual Wealth CGU within SLF Canada was impaired by $194.

The carrying amounts of goodwill allocated to our CGUs are as follows:

As at	December 31, 2011	December 31, 2010	January 1, 2010
SLF Canada
Individual insurance	$906	$906	$906
Individual wealth	158	352	352
Group retirement services	453	453	453
Group benefits	1,054	1,054	1,054
SLF U.S.
Variable annuities	–	92	98
Employee benefits group	342	334	352
SLF Asia
Hong Kong	448	438	463
Corporate
MFS Holdings(3)	409	402	420
U.K.	172	169	183
Reinsurance	–	–	309
Total	$3,942	$4,200	$4,590

(3)	Goodwill of $74 previously allocated to the McLean Budden CGU within SLF Canada has been transferred to the MFS Holdings CGU subsequent to our purchase of the minority shares of McLean Budden. See Note 17 for details.

Goodwill acquired in business combinations is allocated to the CGUs or groups of CGUs that are expected to benefit from the synergies of the particular acquisition. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a CGU falling below its carrying value. The recoverable amount is the higher of fair value less cost to sell and value in use.

We use the best evidence of fair value less cost to sell as the price obtainable for the sale of a CGU, or group of CGUs. Fair value less cost to sell is initially assessed by looking at recently completed market comparable transactions. In the absence of such comparables, we use either an appraisal methodology (with market assumptions commonly used in the valuation of insurance companies), earnings multiples or factors based on assets under management.

The appraisal methodology is based on best estimates of future income, expenses, level and cost of capital over the lifetime of the policies and, where appropriate, adjusted for items such as transaction costs.

The value ascribed to new business is based on sales anticipated in our business plans, sales projections for the valuation period based on reasonable growth assumptions, and anticipated levels of profitability of that new business. In calculating the value of new business, future sales are projected for 10 to 15 years. In some instances, market multiples are used to approximate the explicit projection of new business.

134 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

The discount rates applied reflect the nature of the environment of that CGU and our target leveraged capital base. The discount rates used range from 10% to 12% (after tax), with CGUs in the more established markets using discount rates at the low end of the range, and those in the developing markets using discount rates at the high end of the range. The targeted capital level used is aligned with our business objectives.

10.B Intangible Assets

Changes in intangible assets are as follows:

	Finite life
	Internally generated software	Other	Indefinite life	Total
Gross carrying amount
Balance, January 1, 2010	$141	$719	$252	$1,112
Additions	39	1	–	40
Disposals	(4)	–	–	(4)
Foreign exchange rate movements	(3)	(7)	(13)	(23)
Balance, December 31, 2010	$173	$713	$239	$1,125
Additions	47	–	–	47
Foreign exchange rate movements	1	1	5	7
Balance, December 31, 2011	$221	$714	$244	$1,179

Accumulated amortization and impairment losses
Balance, January 1, 2010	$(29)	$(157)	$–	$(186)
Amortization charge for the year	(17)	(24)	–	(41)
Impairment losses	(7)	–	–	(7)
Impairment reversals	–	–	–	–
Disposals	4	–	–	4
Foreign exchange rate movements	(1)	2	–	1
Balance, December 31, 2010	$(50)	$(179)	$–	$(229)
Amortization charge for the year	(23)	(23)	–	(46)
Impairment losses	(12)	–	(9)	(21)
Impairment reversals	–	–	2	2
Foreign exchange rate movements	–	–	–	–
Balance, December 31, 2011	$(85)	$(202)	$(7)	$(294)

Net carrying amount, end of period:
As at January 1, 2010	$112	$562	$252	$926
As at December 31, 2010	$123	$534	$239	$896
As at December 31, 2011	$136	$512	$237	$885

The components of the intangible assets are as follows:

As at	December 31, 2011	December 31, 2010	January 1, 2010
Finite-life intangible assets:
Sales potential of field force	$373	$385	$403
Asset administration contracts	139	149	159
Internally generated software	136	123	112
	$648	$657	$674
Indefinite-life intangible assets:
Fund management contracts(1)	$232	$229	$241
State licenses	5	10	11
	$237	$239	$252
Total intangible assets	$885	$896	$926

(1)	Fund management contracts are attributable to the MFS Holdings CGU, where their competitive position in, and the stability of, their respective markets support their classification as indefinite life intangible assets.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 135

11. Insurance Contract Liabilities and Investment Contract Liabilities

11.A Insurance Contract Liabilities

11.A.i Description of Business

The majority of the products sold by the Company are insurance contracts. These contracts include all forms of life, health and critical illness insurance sold to individuals and groups, life contingent annuities, accumulation annuities, and segregated fund products with guarantees.

11.A.ii Assumptions and Methodology

General

The liabilities for insurance contracts represent the estimated amounts which, together with estimated future premiums and net investment income, will provide for outstanding claims, estimated future benefits, policyholders’ dividends, taxes (other than income taxes) and expenses on in-force insurance contracts.

In calculating liabilities for insurance contracts, assumptions must be made about mortality and morbidity rates, lapse and other policyholder behaviour, interest rates, equity market performance, asset default, inflation, expenses and other factors over the life of our products.

We use best estimate assumptions for expected future experience. Most assumptions relate to events that are anticipated to occur many years in the future and require regular review and revision where appropriate. Additional provisions are included in our insurance contract liabilities to provide for possible adverse deviations from the best estimates. If an assumption is more susceptible to change or if there is more uncertainty about an underlying best estimate assumption, a correspondingly larger provision is included in our insurance contract liabilities.

In determining these provisions, we ensure:

•	When taken one at a time, each provision is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption; and
•	In total, the cumulative effect of all provisions is reasonable with respect to the total insurance contract liabilities.

In recognition of the long-term nature of insurance contract liabilities, the margin for possible deviations generally increases for contingencies further in the future. The best estimate assumptions and margins for adverse deviations are reviewed annually, and revisions are made where deemed necessary and prudent. With the passage of time and resulting reduction in estimation risk, excess provisions are released into income.

Mortality

Insurance mortality assumptions are generally based on our five-year average experience. Our experience is combined with industry experience where our own experience is insufficient to be statistically valid. Assumed mortality rates for life insurance and annuity contracts include assumptions about future mortality improvement in accordance with CIA standards.

Morbidity

Morbidity refers to both the rates of accident or sickness and the rates of recovery therefrom. Most of our disability insurance is marketed on a group basis. We offer critical illness policies on an individual basis in Canada and Asia, long-term care on an individual basis in Canada and medical stop-loss insurance is offered on a group basis in the United States. In Canada, group morbidity assumptions are based on our five-year average experience, modified to reflect an emerging trend in recovery rates. For long-term care and critical illness insurance, assumptions are developed in collaboration with our reinsurers and are largely based on their experience. In the United States, our experience is used for both medical stop-loss and disability assumptions, with some consideration of industry experience.

Lapse and Other Policyholder Behaviour

Lapse

Policyholders may allow their policies to lapse prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by surrendering their policy for the cash surrender value. Assumptions for lapse experience on life insurance are generally based on our five-year average experience. Lapse rates vary by plan, age at issue, method of premium payment, and policy duration.

Premium Payment Patterns

For universal life contracts, it is necessary to set assumptions about premium payment patterns. Studies prepared by industry or the actuarial profession are used for products where our experience is insufficient to be statistically valid. Premium payment patterns usually vary by plan, age at issue, method of premium payment, and policy duration.

Expense

Insurance contract liabilities provide for future policy-related expenses. These include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements and related indirect expenses and overheads. Expense assumptions are mainly based on our recent experience using an internal expense allocation methodology. Inflationary increases assumed in future expenses are consistent with the future interest rates used in scenario testing.

Investment Returns

Interest Rates

We generally maintain distinct asset portfolios for each major line of business. Under CALM, the future cash flows from insurance contracts and the assets that support them are projected under a number of interest rate scenarios, some of which are prescribed by Canadian accepted actuarial practice. Reinvestments and disinvestments take place according to the specifications of each scenario, and the liability is set to be at least equal to the assets required to fund the worst prescribed scenario.

136 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

Equity Rates of Return

We are exposed to equity markets through our segregated fund and annuity products that provide guarantees linked to underlying fund performance. We have implemented hedging programs involving the use of derivative instruments to mitigate a portion of the equity market risk. As at December 31, 2011, the cost of these hedging programs is reflected in the liabilities.

In addition, the value of our liabilities for insurance products supported by equity assets depends on assumptions about the future level of equity markets. The calculation of insurance contract liabilities for such products includes provisions for moderate changes in rates of equity market return determined in accordance with CIA standards.

Asset Default

Assumptions related to investment returns include expected future credit losses on fixed income investments. Our past experience and industry experience over the long term, as well as specific reviews of the current portfolio, are used to project credit losses.

In addition to the allowances for losses on invested assets outlined in Note 6, the insurance contract liabilities net of reinsurance assets include an amount of $3,376 determined on a pre-tax basis to provide for possible future asset defaults and loss of asset value on current assets and on future purchases. This amount excludes defaults that can be passed through to participating policyholders.

11.A.iii Insurance Contract Liabilities

Insurance contract liabilities consist of the following:

As at December 31, 2011	SLF Canada	SLF U.S.	SLF Asia	Corporate(1)	Total
Individual participating life	$16,973	$5,129	$4,194	$2,005	$28,301
Individual non-participating life	5,441	13,261	326	732	19,760
Group life	1,292	1,094	9	–	2,395
Individual annuities	9,505	9,668	–	4,924	24,097
Group annuities	7,197	613	–	–	7,810
Health insurance	7,376	1,255	1	117	8,749
Insurance contract liabilities before other policy liabilities	47,784	31,020	4,530	7,778	91,112
Add: Other policy liabilities(2)	2,630	1,104	1,219	309	5,262
Total insurance contract liabilities	$50,414	$32,124	$5,749	$8,087	$96,374

(1)	Primarily business from the U.K. and run-off reinsurance operations. Includes SLF U.K. of $1,929 for Individual participating life; $17 for Individual non-participating life; $4,924 for Individual annuities and $121 for Other policy liabilities.
(2)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends and provisions for experience rating refunds.

As at December 31, 2010	SLF Canada	SLF U.S.	SLF Asia	Corporate(1)	Total
Individual participating life	$16,115	$4,978	$3,511	$2,055	$26,659
Individual non-participating life	4,640	11,297	303	608	16,848
Group life	1,270	985	8	–	2,263
Individual annuities	8,628	9,012	–	4,316	21,956
Group annuities	6,489	614	–	–	7,103
Health insurance	6,662	1,124	1	113	7,900
Insurance contract liabilities before other policy liabilities	43,804	28,010	3,823	7,092	82,729
Add: Other policy liabilities(2)	2,832	1,058	1,114	323	5,327
Total insurance contract liabilities	$46,636	$29,068	$4,937	$7,415	$88,056

(1)	Primarily business from the U.K. and run-off reinsurance operations. Includes SLF U.K. of $1,976 for Individual participating life; $21 for Individual non-participating life; $4,316 for Individual annuities and $118 for Other policy liabilities.
(2)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends and provisions for experience rating refunds.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 137

As at January 1, 2010	SLF Canada	SLF U.S.	SLF Asia	Corporate(1)	Total
Individual participating life	$15,240	$5,162	$3,027	$2,328	$25,757
Individual non-participating life	3,710	9,833	257	1,082	14,882
Group life	1,290	972	8	124	2,394
Individual annuities	8,600	10,690	–	4,380	23,670
Group annuities	6,391	670	–	–	7,061
Health insurance	6,231	1,121	1	115	7,468
Insurance contract liabilities before other policy liabilities	41,462	28,448	3,293	8,029	81,232
Add: Other policy liabilities(2)	2,763	1,142	1,030	689	5,624
Total insurance contract liabilities	$44,225	$29,590	$4,323	$8,718	$86,856

(1)	Primarily business from the U.K., life retrocession and run-off reinsurance operations. Includes SLF U.K. of $2,238 for Individual participating life; $24 for Individual non-participating life; $4,380 for Individual annuities and $122 for other policy liabilities.
(2)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends and provisions for experience rating refunds.

11.A.iv Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets for the period are as follows:

	For the year ended December 31, 2011			For the year ended December 31, 2010
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances, beginning of period	$82,729	$3,652	$79,077	$81,232	$3,133	$78,099
Change in balances on in-force policies	4,515	216	4,299	1,673	589	1,084
Balances arising from new policies	2,486	114	2,372	2,586	153	2,433
Changes in assumptions or methodology	583	(920)	1,503	132	28	104
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	7,584	(590)	8,174	4,391	770	3,621
Balances before the following:	90,313	3,062	87,251	85,623	3,903	81,720
Disposition (Note 3)	–	–	–	(563)	6	(569)
Other(1)	(117)	–	(117)	–	–	–
Foreign exchange rate movements	916	32	884	(2,331)	(257)	(2,074)
Balances before Other policy liabilities and assets	91,112	3,094	88,018	82,729	3,652	79,077
Other policy liabilities and assets	5,262	183	5,079	5,327	203	5,124
Total Insurance contract liabilities and Reinsurance assets	$96,374	$3,277	$93,097	$88,056	$3,855	$84,201

(1)	Reduction in liabilities due to Policy loan adjustment.

11.A.v Impact of Changes in Assumptions or Methodology

Impact of Changes in Assumptions or Methodology on Insurance Contract Liabilities net of Reinsurance Assets – 2011

Assumption or methodology	Policy liabilities increase (decrease) before income taxes	Description
Mortality / Morbidity	$ 164	Primarily due to updates to reflect new industry guidance from the CIA related to mortality improvement.
Lapse and other policyholder behaviour	405	Reflects higher lapse rates on term insurance renewals in SLF Canada, as well as updates for premium persistency in Individual Insurance in SLF U.S.
Expense	10	Impact of reflecting recent experience studies across the Company (i.e. higher unit costs).
Investment returns	192	Largely due to updates to a number of investment assumptions including updates to real estate returns and the impact of a lower interest rate environment, partially offset by changes to asset default assumptions.
Model enhancements	(207)	Modelling enhancements to improve the projection of future cash flows across a number of our businesses.

138 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

Assumption or methodology	Policy liabilities increase (decrease) before income taxes	Description
Hedging in the liabilities	939	Reflects a change in methodology to provide for the cost of hedging our existing variable annuity and segregated fund contracts over their remaining lifetime.
Total impact	$ 1,503

Impact of Changes in Assumptions or Methodology on Insurance Contract Liabilities net of Reinsurance Assets – 2010

Assumption or methodology	Policy liabilities increase (decrease) before income taxes	Description
Mortality / Morbidity	$ (249)	Largely due to favourable changes to the mortality basis in Individual Insurance in SLF U.S., Reinsurance in Corporate and mortality/morbidity in the Company’s Group businesses in SLF Canada and SLF U.S.
Lapse and other policyholder behaviour	269	Reflects the impact of higher persistency as a result of low interest rates in Individual insurance in SLF U.S., as well as higher lapse rates on term insurance renewals in SLF Canada.
Expense	54	Impact of reflecting recent experience studies across the Company.
Investment returns	83	Primarily from impact of Company wide revisions to equity and interest rate return assumptions.
Model enhancements	(53)	Modelling enhancements to improve the projection of future cash flows across a number of our businesses.
Total impact	$ 104

11.A.vi Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

For the years ended December 31	2011	2010
Maturities and surrenders	$4,112	$4,333
Annuity payments	1,282	1,242
Death and disability benefits	3,075	3,444
Health benefits	3,526	3,360
Policyholder dividends and interest on claims and deposits	901	1,104
Total gross claims and benefits paid	$12,896	$13,483

11.B Investment Contract Liabilities

11.B.i Description of Business

The following are the types of Investment contracts in force:

•	Term certain payout annuities in Canada and the U.S.
•	Guaranteed Investment Contracts in Canada
•	European Medium Term Notes and Medium Term Notes products issued in the U.S.
•	Unit-linked products issued in the U.K. and Hong Kong; and
•	Non-unit-linked pensions contracts issued in the U.K. and Hong Kong

11.B.ii Assumptions and Methodology

Investment Contracts with Discretionary Participation Features

Investment contracts with DPF are measured using the same approach as insurance contracts.

Investment Contracts without Discretionary Participation Features

Investment contracts without DPF are measured at FVTPL if by doing so a potential accounting mismatch is eliminated or significantly reduced or if the contract is managed on a fair value basis. Other investment contracts without DPF are measured at amortized cost.

The fair value liability is measured through the use of prospective discounted cash-flow techniques. For unit-linked contracts, the fair value liability is equal to the current unit fund value, plus additional non-unit liability amounts on a fair value basis if required. For non-linked contracts, the fair value liability is equal to the present value of expected cash flows.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 139

Amortized cost is measured at the date of initial recognition as the fair value of consideration received, less the net effect of principal payments such as transaction costs and front-end fees. At each reporting date, the amortized cost liability is measured as the value of future best estimate cash flows discounted at the effective interest rate. The effective interest rate is the one that equates the discounted cash payments to the liability at the date of initial recognition.

11.B.iii Investment Contract Liabilities

Investment contract liabilities consist of the following:

As at December 31, 2011	SLF Canada	SLF U.S.	SLF Asia	Corporate	Total
Individual participating life	$–	$–	$–	$19	$19
Individual non-participating life	–	–	152	7	159
Individual annuities	1,581	76	–	68	1,725
Group annuities	–	921	249	–	1,170
Total investment contract liabilities	$1,581	$997	$401	$94	$3,073

Included in the Investment contract liabilities of $3,073 are liabilities of $487 for investment contracts with DPF, $1,620 for investment contracts without DPF measured at amortized cost and $966 for investment contracts without DPF measured at fair value.

As at December 31, 2010	SLF Canada	SLF U.S.	SLF Asia	Corporate	Total
Individual participating life	$–	$–	$–	$19	$19
Individual non-participating life	–	–	152	7	159
Individual annuities	1,386	78	–	69	1,533
Group annuities	–	2,130	302	–	2,432
Total investment contract liabilities	$1,386	$2,208	$454	$95	$4,143

Included in the Investment contract liabilities of $4,143 are liabilities of $540 for investment contracts with DPF, $1,396 for investment contracts without DPF measured at amortized cost and $2,207 for investment contracts without DPF measured at fair value.

As at January 1, 2010	SLF Canada	SLF U.S.	SLF Asia	Corporate	Total
Individual participating life	$–	$–	$–	$23	$23
Individual non-participating life	–	–	71	11	82
Individual annuities	1,092	92	–	79	1,263
Group annuities	–	3,174	373	–	3,547
Total investment contract liabilities	$1,092	$3,266	$444	$113	$4,915

Included in the Investment contract liabilities of $4,915 are liabilities of $542 for investment contracts with DPF, $1,149 for investment contracts without DPF measured at amortized cost and $3,224 for investment contracts without DPF measured at fair value.

11.B.iv Changes in Investment Contract Liabilities

Changes in investment contract liabilities without DPF are as follows:

For the years ended	December 31, 2011		December 31, 2010
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balance, beginning of period	$2,207	$1,396	$3,224	$1,149
Deposits	–	395	7	409
Interest	19	40	33	38
Withdrawals	(1,218)	(228)	(984)	(203)
Fees	–	(2)	–	(4)
Change in fair value	(19)	–	40	–
Other	5	17	3	13
Foreign exchange rate movements	(28)	2	(116)	(6)
Balance, end of period	$966	$1,620	$2,207	$1,396

140 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

Changes in investment contract liabilities with DPF are as follows:

For the years ended	December 31, 2011	December 31, 2010
Balance, beginning of period	$540	$542
Change in liabilities on in-force	(74)	(43)
Liabilities arising from new policies	9	75
Changes in assumptions or methodology	–	1
Increase (decrease) in liabilities	(65)	33
Liabilities before the following:	475	575
Foreign exchange rate movements	12	(35)
Balance, end of period	$487	$540

11.C Total Assets Supporting Liabilities and Equity

The following tables show the total assets supporting total liabilities for the product lines shown (including insurance contract and investment contract liabilities) and assets supporting equity and other:

	As at December 31, 2011
	FVTPL -debt securities	AFS -debt securities	FVTPL -equity securities	AFS -equity securities	Mortgages and loans	Investment properties	Other	Total
Individual participating life	$15,227	$–	$2,274	$–	$5,588	$3,658	$5,033	$31,780
Individual non-participating life	11,247	479	995	9	4,670	699	8,040	26,139
Group life	879	–	8	–	1,293	26	965	3,171
Individual annuities	15,982	382	273	–	6,984	15	3,639	27,275
Group annuities	4,226	169	83	1	4,120	168	650	9,417
Health insurance	3,996	–	98	–	4,694	133	1,144	10,065
Equity and other	70	10,273	–	829	406	614	9,805	21,997
Total assets	$51,627	$11,303	$3,731	$839	$27,755	$5,313	$29,276	$129,844

	As at December 31, 2010

	FVTPL -debt securities	AFS -debt securities	FVTPL -equity securities	AFS -equity securities	Mortgages and loans	Investment properties	Other	Total
Individual participating life	$14,022	$–	$3,054	$–	$5,295	$3,330	$4,321	$30,022
Individual non-participating life	9,099	420	1,005	14	3,769	355	6,863	21,525
Group life	848	–	3	–	1,255	25	873	3,004
Individual annuities	15,363	246	274	–	6,957	9	1,596	24,445
Group annuities	4,421	246	76	–	3,921	156	1,265	10,085
Health insurance	3,755	–	35	–	4,242	115	1,201	9,348
Equity and other	474	9,719	2	768	595	554	11,760	23,872
Total assets	$47,982	$10,631	$4,449	$782	$26,034	$4,544	$27,879	$122,301

	As at January 1, 2010
	FVTPL -debt securities	AFS -debt securities	FVTPL -equity securities	AFS -equity securities	Mortgages and loans	Investment properties	Other	Total
Individual participating life	$12,644	$–	$3,165	$–	$5,488	$3,379	$4,335	$29,011
Individual non-participating life	7,280	442	847	–	3,639	308	7,231	19,747
Group life	860	–	3	–	1,316	27	960	3,166
Individual annuities	15,054	169	247	–	7,456	–	3,268	26,194
Group annuities	4,737	315	79	–	4,171	155	1,847	11,304
Health insurance	3,337	–	18	–	4,183	138	1,219	8,895
Equity and other	472	8,605	–	610	668	539	12,543	23,437
Total assets	$44,384	$9,531	$4,359	$610	$26,921	$4,546	$31,403	$121,754

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 141

11.D Role of the Appointed Actuary

The Appointed Actuary is appointed by the Board and is responsible for ensuring that the assumptions and methods used in the valuation of policy liabilities are in accordance with Canadian accepted actuarial practice, applicable legislation and associated regulations or directives.

The Appointed Actuary is required to provide an opinion regarding the appropriateness of the policy liabilities at the statement dates to meet all obligations to policyholders of the Company. Examination of supporting data for accuracy and completeness and analysis of our assets for their ability to support the amount of policy liabilities are important elements of the work required to form this opinion.

The Appointed Actuary is required each year to analyze the financial condition of the Company and prepare a report for the Board. The 2011 analysis tested our capital adequacy until December 31, 2015, under various adverse economic and business conditions. The Appointed Actuary reviews the calculation of our Canadian capital and surplus requirements. In addition, our foreign operations and foreign subsidiaries must comply with local capital requirements in each of the jurisdictions in which they operate.

12. Reinsurance

Reinsurance is used primarily to limit exposure to large losses. We have an individual life insurance retention policy that requires that such arrangements be placed with well-established, highly rated reinsurers. Coverage is well-diversified and controls are in place to manage exposure to reinsurance counterparties. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, we retain primary responsibility to the policyholders.

12.A Reinsurance Assets

Reinsurance assets are comprised of the following:

As at December 31, 2011	SLF Canada	SLF U.S.	SLF Asia	Corporate(1)	Total
Individual participating life	$177	$(16)	$137	$–	$298
Individual non-participating life	352	617	60	204	1,233
Group life	73	866	–	–	939
Individual annuities	–	110	–	65	175
Health insurance	379	69	–	1	449
Reinsurance assets before other policy assets	981	1,646	197	270	3,094
Add: Other policy assets(2)	57	104	11	11	183
Total reinsurance assets	$1,038	$1,750	$208	$281	$3,277

(1)	Primarily business from the U.K. and run-off reinsurance operations. Includes SLF U.K. of $25 for Individual non-participating life and $65 for Individual annuities.
(2)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends, and provisions for experience rating refunds.

As at December 31, 2010	SLF Canada	SLF U.S.	SLF Asia	Corporate(1)	Total
Individual participating life	$171	$(19)	$8	$–	$160
Individual non-participating life	799	1,041	24	212	2,076
Group life	72	782	–	–	854
Individual annuities	–	101	–	62	163
Health insurance	335	63	–	1	399
Reinsurance assets before other policy assets	1,377	1,968	32	275	3,652
Add: Other policy assets(2)	64	115	11	13	203
Total reinsurance assets	$1,441	$2,083	$43	$288	$3,855

(1)	Primarily business from the U.K. and run-off reinsurance operations. Includes SLF U.K. of $27 for Individual non-participating life and $62 for Individual annuities.
(2)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends, and provisions for experience rating refunds.

142 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

As at January 1, 2010	SLF Canada	SLF U.S.	SLF Asia	Corporate(1)	Total
Individual participating life	$149	$(50)	$13	$–	$112
Individual non-participating life	702	562	11	293	1,568
Group life	79	763	1	–	843
Individual annuities	–	102	–	64	166
Health insurance	385	58	–	1	444
Reinsurance assets before other policy assets	1,315	1,435	25	358	3,133
Add: Other policy assets(2)	67	97	4	42	210
Total reinsurance assets	$1,382	$1,532	$29	$400	$3,343

(1)	Primarily business from the U.K., life retrocession and run-off reinsurance operations. Includes SLF U.K. of $112 for Individual non-participating life and $64 for Individual annuities.
(2)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends, and provisions for experience rating refunds.

No impairment was incurred for fiscal year ended December 31, 2011. See Note 11 for the Changes in Reinsurance assets for the period.

12.B Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries are comprised of the following:

For the years ended	December 31, 2011	December 31, 2010
Recovered claims and benefits	$3,796	$930
Commissions	65	53
Reserve adjustments	255	34
Operating expenses and other	440	43
Reinsurance (expenses) recoveries	$4,556	$1,060

12.C Reinsurance Gains or Losses

During the year we entered into reinsurance arrangements which resulted in profits on inception of $46 ($Nil in 2010).

13. Other Liabilities

13.A Composition of Other Liabilities

Other liabilities consist of the following:

As at	December 31, 2011	December 31, 2010	January 1, 2010
Accounts payable	$2,202	$1,516	$1,458
Bank overdrafts and cash pooling	106	208	39
Bond repurchase agreements	1,341	994	1,006
Accrued expenses and taxes	1,331	1,119	707
Borrowed funds	314	280	321
Senior financing	1,416	1,385	1,383
Accrued benefit liability (Note 27)	484	520	533
Special purpose entity liabilities	138	246	825
Other	679	470	421
Total other liabilities	$8,011	$6,738	$6,693

Except for items noted below, carrying value approximates fair value.

13.B Bond Repurchase Agreements

We enter into bond repurchase agreements for operational funding and liquidity purposes where carrying value approximates fair value. Bond repurchase agreements have maturities ranging from 4 to 87 days, averaging 58 days, and bear interest at rates averaging 1.06% as at December 31, 2011 and 2010 (0.28% on January 1, 2010). As at December 31, 2011, the Company had assets with a total fair value and carrying value of $1,341 ($994 on December 31, 2010 and $1,006 on January 1, 2010), pledged as collateral for the bond repurchase agreements. As at December 31, 2011, the fair value of bond repurchase liability approximates the carrying value. During the term of the agreements, the Company does not have access to these securities.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 143

13.C Borrowed Funds

Borrowed funds are encumbrances on real estate as follows as at:

Currency of Borrowing	Maturity	December 31, 2011	December 31, 2010	January 1, 2010
Cdn. dollars	Current-2028	$214	$160	$184
U.S. dollars	Current-2024	100	120	137
Total borrowed funds		$314	$280	$321

The aggregate maturities of borrowed funds on real estate are included in Note 6.B.

Interest expense for the borrowed funds was $15 and $17 for 2011 and 2010, respectively.

13.D Senior Financing

On November 8, 2007, a SPE consolidated by SLF Inc. issued a U.S. $1,000 variable principal floating rate certificate (the “Certificate”) to a financial institution (the “Lender”). At the same time, Sun Life Assurance Company of Canada-U.S. Operations Holdings, Inc. (“U.S. Holdings”), a subsidiary of SLF Inc., entered into an agreement with the Lender, pursuant to which U.S. Holdings will bear the ultimate obligation to repay the outstanding principal amount of the Certificate and be obligated to make quarterly interest payments at three-month LIBOR plus a fixed spread. The SPE issued additional certificates after the initial issuance in subsequent years, totalling to U.S. $390 of which none was issued during 2011 and U.S. $75 of certificates were issued during 2010. Total collateral posted per financing agreement was U.S. $35, U.S. $11 and U.S $25 at December 31, 2011, December 31, 2010 and January 1, 2010 respectively.

The maximum capacity of this agreement is U.S. $2,500. The agreement expires on November 8, 2037 and the maturity date may be extended annually for an additional one-year period upon the mutual agreement of the parties, provided such date is not beyond November 8, 2067.

The agreement could be cancelled or unwound at the option of U.S. Holdings in whole or in part from time to time, or in whole under certain events. If the agreement is cancelled before November 8, 2015, U.S. Holdings may be required to pay a make-whole amount based on the present value of expected quarterly payments between the cancellation date and November 8, 2015.

For the year ended December 31, 2011, we recorded $14 of interest expense relating to this obligation ($14 in 2010). The fair value of the obligation is $797 ($1,010 in 2010), based on market prices for the same or similar instruments as appropriate.

14. Senior Debentures and Innovative Capital Instruments

14.A Senior Debentures

The following Canadian dollar obligations are included in Senior debentures:

	Interest Rate	Earliest par call date		Maturity	December 31, 2011	December 31, 2010	January 1, 2010
SLF Inc. senior unsecured debentures
Series A issued November 23, 2005(1)	4.80%	November 23, 2015	(2)	2035	$600	$600	$600
Series B issued March 13, 2006(3)	4.95%	June 1, 2016	(2)	2036	700	700	700
Series B issued February 26, 2007(3)	4.95%	June 1, 2016	(2)	2036	251	251	251
Series C issued July 11, 2006(4)	5.00%	July 11, 2011	(2)	2031	–	300	300
Series D issued June 30, 2009	5.70%	n/a	(5)	2019	300	300	300
Series E issued August 23, 2011	4.57%	n/a	(5)	2021	298	–	–
					$2,149	$2,151	$2,151
Fair value					$2,207	$2,230	$2,228

(1)	From November 23, 2015, interest is payable at 1% over the 90-day Bankers’ Acceptance Rate.
(2)	The relevant debenture may be redeemed, at par, on an interest payment date on or after the date noted, at the option of the issuer.
(3)	From June 1, 2016, interest is payable at 1% over the 90-day Bankers’ Acceptance Rate.
(4)	Redeemed on July 11,2011 at a redemption price equal to the principal amount together with accrued and unpaid interest.
(5)	The relevant debenture may be redeemed, at the option of SLF Inc. at any time, at a redemption price equal to the greater of par and a price based on the yield of a corresponding Government of Canada bond.

Fair value is based on market price for the same or similar instruments as appropriate. Interest expense for senior debentures was $106 and $108 for 2011 and 2010, respectively.

All senior unsecured debentures of SLF Inc. are direct senior unsecured obligations of SLF Inc. and rank equally with other unsecured and unsubordinated indebtedness of SLF Inc.

144 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

14.B Innovative Capital Instruments

Innovative capital instruments consist of Sun Life ExchangEable Capital Securities (“SLEECS”), issued by Sun Life Capital Trust (“SLCT I”) and Sun Life Capital Trust II (“SLCT II”, and together with SLCT I, the “SL Capital Trusts”), established as trusts under the laws of Ontario.

SLCT I issued Sun Life ExchangEable Securities – Series A (“SLEECS A”) and Sun Life ExchangEable Securities – Series B (“SLEECS B”), which are classes of units that represent an undivided beneficial ownership interest in the assets of that trust. The SLEECS A were redeemed at par on December 31, 2011. SLEECS B are non-voting except in certain limited circumstances. Holders of SLEECS A were, and holders of the SLEECS B are eligible to receive semi-annual non-cumulative fixed cash distributions. SLCT II issued Sun Life ExchangEable Capital Securities – Series 2009-1 (“SLEECS 2009-1”), which are subordinated unsecured debt obligations. Holders of SLEECS 2009-1 are eligible to receive semi-annual interest payments. The proceeds of the issuances of SLEECS A, SLEECS B and SLEECS 2009-1 were used by the SL Capital Trusts to purchase senior debentures of Sun Life Assurance. These senior debentures are eliminated on consolidation because the SL Capital Trusts are consolidated by Sun Life Assurance. The Sun Life Assurance senior debenture purchased with the proceeds of the issuance of SLEECS A was redeemed on December 31, 2011.

The SLEECS are structured with the intention of achieving Tier 1 regulatory capital treatment for SLF Inc. and Sun Life Assurance and, as such, have features of equity capital. No interest payments or distributions will be paid in cash by the SL Capital Trusts on the SLEECS if Sun Life Assurance fails to declare regular dividends (i) on its Class B Non-Cumulative Preferred Shares Series A, or (ii) on its public preferred shares, if any are outstanding (“Missed Dividend Event”). In the case of the SLEECS 2009-1, if a Missed Dividend Event occurs or if an interest payment is not made in cash on the SLEECS 2009-1 for any reason, including at the election of Sun Life Assurance, holders of the SLEECS 2009-1 will be required to invest interest paid on the SLEECS 2009-1 in non-cumulative perpetual preferred shares of Sun Life Assurance. In the case of the SLEECS B, if a Missed Dividend Event occurs, the net distributable funds of SLCT I will be distributed to Sun Life Assurance as the holder of Special Trust Securities of that trust. If the SL Capital Trusts fail to pay in cash the semi-annual interest payments or distributions on the SLEECS in full for any reason other than a Missed Dividend Event, then, for a specified period of time, Sun Life Assurance will not declare dividends of any kind on any of its public preferred shares, and if no such public preferred shares are outstanding, SLF Inc. will not declare dividends of any kind on any of its preferred shares or common shares.

Each SLEECS B and each one thousand dollars principal amount of SLEECS 2009-1 will be automatically exchanged for 40 non-cumulative perpetual preferred shares of Sun Life Assurance if any one of the following events occurs: (i) proceedings are commenced or an order is made for the winding-up of Sun Life Assurance; (ii) OSFI takes control of Sun Life Assurance or its assets; (iii) Sun Life Assurance’s Tier 1 capital ratio is less than 75% or its MCCSR ratio is less than 120%; or (iv) OSFI directs Sun Life Assurance to increase its capital or provide additional liquidity and Sun Life Assurance either fails to comply with such direction or elects to have the SLEECS automatically exchanged (“Automatic Exchange Event”). Upon an Automatic Exchange Event, former holders of the SLEECS will cease to have any claim or entitlement to distributions, interest or principal against the issuing SL Capital Trust and will rank as preferred shareholders of Sun Life Assurance in a liquidation of Sun Life Assurance.

According to OSFI guidelines, innovative capital instruments can comprise up to 15% of net Tier 1 capital with an additional 5% eligible for Tier 2B capital. As at December 31, 2011, for regulatory capital purposes of Sun Life Assurance, $695 (2010 - $1,442) represents Tier 1 capital, and nil (2010 – $202) represents Tier 2B capital.

The table below presents additional significant terms and conditions of the Innovative Capital Instruments:

Issuer	Issuance date	Distribution or interest payment dates	Annual yield		Redemption date at the issuer’s option	Conversion date at the holder’s option	December 31, 2011	December 31, 2010	January 1, 2010
Sun Life Capital Trust(1),(2),(3),(4)
SLEECS A	October 19, 2001	June 30, December 31	6.865%		December 31, 2006	Any time	$–	$950	$950
SLEECS B	June 25, 2002	June 30, December 31	7.093%		June 30, 2007	Any time	200	200	200
Sun Life Capital Trust II(1),(2)
SLEECS 2009-1	November 20, 2009	June 30, December 31	5.863	%(5)	December 31, 2014	No conversion option	495	494	494
							$695	$1,644	$1,644
Fair value							$712	$1,729	$1,741

(1)	Subject to the approval of OSFI, (i) the SL Capital Trusts may, in whole or in part, on the redemption date specified above or on any distribution date thereafter, or in the case of SLCT II, on any date thereafter, redeem any outstanding SLEECS without the consent of the holders, and (ii) upon occurrence of a regulatory event or a tax event (as defined), prior to the redemption date specified above, the SL Capital Trusts may redeem all, but not part of, any class of SLEECS without the consent of the holders.
(2)	The SLEECS A were redeemed at par on December 31, 2011. The SLEECS B may be redeemed for cash equivalent to (i) the greater of the Early Redemption Price or the Redemption Price if the redemption occurs prior to June 30, 2032 or (ii) the Redemption Price if the redemption occurs on or after June 30, 2032. Redemption Price refers to an amount equal to one thousand dollars plus the unpaid distributions, other than unpaid distributions resulting from a Missed Dividend Event, to the redemption date. Early Redemption Price for the SLEECS B refers to the price calculated to provide an annual yield, equal to the yield of a Government of Canada bond issued on the redemption date that has a maturity date of June 30, 2032, plus 32 basis points, plus the unpaid distributions, other than unpaid distributions resulting from a Missed Dividend Event, to the redemption date. The SLEECS 2009-1 may be redeemed for cash equivalent to, on any day that is not an Interest Rate Reset Date, accrued and unpaid interest on the SLEECS 2009-1 plus the greater of par and a price calculated to provide an annual yield equal to the yield of a Government of Canada bond maturing on the next Interest Reset Date plus (i) 0.60% if the redemption date is prior to December 31, 2019 or (ii) 1.20% if the redemption date is any time after December 31, 2019. On an Interest Rate Reset Date, the redemption price is equal to par plus accrued and unpaid interest on the SLEECS 2009–1.
(3)	The non-cumulative perpetual preferred shares of Sun Life Assurance issued upon an Automatic Exchange Event in respect of the SLEECS B will become convertible, at the option of the holder, into a variable number of common shares of SLF Inc. on distribution dates on or after December 31, 2032.
(4)	Holders of SLEECS B may exchange, at any time, all or part of their holdings of SLEECS B at a price for each SLEECS of 40 non-cumulative perpetual preferred shares of Sun Life Assurance. SLCT I will have the right, at any time before the exchange is completed, to arrange for a substituted purchaser to purchase SLEECS tendered for surrender to SLCT I so long as the holder of the SLEECS so tendered has not withheld consent to the purchase of its SLEECS. Any non-cumulative perpetual preferred shares issued in respect of an exchange by the holders of SLEECS B will become convertible, at the option of the holder, into a variable number of common shares of SLF Inc. on distribution dates on or after December 31, 2032.
(5)	Holders of SLEECS 2009-1 are eligible to receive semi-annual interest payments at a fixed rate until December 31, 2019. The interest rate on the SLEECS 2009-1 will reset on December 31, 2019 and every fifth anniversary thereafter to equal the five-year Government of Canada bond yield plus 3.40%.

Fair value is based on market prices for the same or similar instruments as appropriate. Interest expense on Innovative capital instruments was $109 and $109 for 2011 and 2010, respectively.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 145

15. Subordinated Debt

The following obligations are included in Subordinated debt and qualify as capital for Canadian regulatory purposes:

	Currency	Interest Rate	Earliest Par Call date(1)	Maturity	December 31, 2011	December 31, 2010	January 1, 2010
Sun Life Assurance:
Issued May 15, 1998(2)	Cdn. dollars	6.30%	–	2028	$150	$150	$150
Issued October 12, 2000(3)	Cdn. dollars	6.65%	October 12, 2010	2015	–	–	300
Issued June 25, 2002(4)	Cdn. dollars	6.15%	June 30, 2012	2022	800	800	800
Sun Life Financial Inc.:
Issued May 29, 2007(5)	Cdn. dollars	5.40%	May 29, 2037	2042	398	398	398
Issued January 30, 2008(6)	Cdn. dollars	5.59%	January 30, 2018	2023	398	398	398
Issued June 26, 2008(7)	Cdn. dollars	5.12%	June 26, 2013	2018	349	349	348
Issued March 31, 2009(8)	Cdn. dollars	7.90%	March 31, 2014	2019	498	497	496
Sun Canada Financial Co.:
Issued December 15, 1995(9)	U.S. dollars	7.25%	n/a	2015	153	149	158
Total					$2,746	$2,741	$3,048
Fair value					$2,836	$2,874	$3,202

(1)	The relevant debenture may be redeemed, at the option of the issuer. Prior to the date noted, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond; from the date noted, the redemption price is par and redemption may only occur on a scheduled interest payment date. Redemption of all subordinated debentures is subject to regulatory approval. The notes issued by Sun Canada Financial are not redeemable prior to maturity.
(2)	6.30% Debentures, Series 2, due 2028. Issued by The Mutual Life Assurance Company of Canada, which thereafter changed its name to Clarica Life Insurance Company (“Clarica”). Clarica was amalgamated with Sun Life Assurance effective December 31, 2002.
(3)	6.65% Debentures, Series 3, due 2015. Issued by Clarica, and redeemed on October 12, 2010.
(4)	6.15% Debentures due June 30, 2022. From June 30, 2012, interest is payable at 1.54% over the 90-day Bankers’ Acceptance Rate.
(5)	Series 2007-1 Subordinated Unsecured 5.40% Fixed/Floating Debentures due 2042. From May 29, 2037, interest is payable at 1.00% over the 90-day Bankers’ Acceptance Rate.
(6)	Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating Debentures due 2023. From January 30, 2018, interest is payable at 2.10% over the 90-day Bankers’ Acceptance Rate.
(7)	Series 2008-2 Subordinated Unsecured 5.12% Fixed/Floating Debentures due 2018. From June 26, 2013, interest is payable at 2.00% over the 90-day Bankers’ Acceptance Rate.
(8)	Series 2009-1 Subordinated Unsecured 7.90% Fixed/Floating Debentures due 2019. From March 31, 2014, interest is payable at 7.15% over the 90-day Bankers’ Acceptance Rate.
(9)	7 1/4% Subordinated Notes due December 15, 2015.

Fair value is based on market prices for the same or similar instruments as appropriate. Interest expense on subordinated debt was $171 and $188 for 2011 and 2010, respectively.

16. Share Capital

The authorized share capital of SLF Inc. consists of the following:

•

An unlimited number of common shares without nominal or par value. Each common share is entitled to one vote at meetings of the shareholders of SLF Inc. There are no pre-emptive, redemption, purchase or conversion rights attached to the common shares.

•

An unlimited number of Class A and Class B non-voting preferred shares, issuable in series. The Board is authorized before issuing the shares, to fix the number, the consideration per share, the designation of, and the rights and restrictions of the Class A and Class B shares of each series, subject to the special rights and restrictions attached to all the Class A and Class B shares. The Board has authorized thirteen series of Class A non-voting preferred shares (“Preferred Shares”), nine of which are outstanding.

The common and preferred shares qualify as capital for Canadian regulatory purposes, and are included in Note 23.

Dividends and restrictions on the payment of dividends

Under provisions of the Insurance Companies Act that apply to each of SLF Inc. and Sun Life Assurance, we are prohibited from declaring or paying a dividend on preferred or common shares if there are reasonable grounds for believing we are, or by paying the dividend would be, in contravention of the requirement that we maintain adequate capital and adequate and appropriate forms of liquidity, that we comply with any regulations in relation to capital and liquidity that are made under the Insurance Companies Act, and that we comply with any order by which OSFI directs us to increase our capital or provide additional liquidity.

We have covenanted that, if a distribution is not paid when due on any outstanding SLEECS issued by Sun Life Capital Trust and Sun Life Capital Trust II, then (i) Sun Life Assurance will not pay dividends on its Public Preferred Shares, if any are outstanding, and (ii) if Sun Life Assurance does not have any Public Preferred Shares outstanding, then SLF Inc. will not pay dividends on its preferred shares or common shares, in each case, until the 12th month (in the case of the SLEECS issued by Sun Life Capital Trust) or 6th month (in the case of SLEECS issued by Sun Life Capital Trust II) following the failure to pay the required distribution in full, unless the required distribution is paid to the holders of SLEECS. Public Preferred Shares means preferred shares issued by Sun Life Assurance which: (a) have been issued to the public (excluding any preferred shares held beneficially by affiliates of Sun Life Assurance); (b) are listed on a recognized stock exchange; and (c) have an aggregate liquidation entitlement of at least $200. As at December 31, 2011, Sun Life Assurance did not have outstanding any shares that qualify as Public Preferred Shares.

The terms of SLF Inc.’s outstanding preferred shares provide that for so long as Sun Life Assurance is a subsidiary of SLF Inc., no dividends on such preferred shares are to be declared or paid if the MCCSR ratio of Sun Life Assurance is then less than 120%.

146 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

The terms of SLF Inc.’s outstanding preferred shares also restrict our ability to pay dividends on SLF Inc.’s common shares. Under the terms of our preferred shares, we cannot pay dividends on SLF Inc.’s common shares without the approval of the holders of the preferred shares unless all dividends on the preferred shares for the last completed period for which dividends are payable have been declared and paid or set apart for payment.

Currently, the above limitations do not restrict the payment of dividends on SLF Inc.’s preferred or common shares.

The declaration and payment of dividends on SLF Inc.’s shares are at the sole discretion of the board of directors and will be dependent upon our earnings, financial condition and capital requirements. Dividends may be adjusted or eliminated at the discretion of the board on the basis of these or other considerations.

16.A Common Shares

The changes in shares issued and outstanding common shares for the years ended December 31 are as follows:

	2011		2010
Common shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount
Balance, January 1	574	$7,407	564	$7,126
Stock options exercised (Note 20)	2	48	1	18
Common shares issued to non-controlling interest (Note 17)	2	37	–	–
Shares issued under the dividend reinvestment and share purchase plan(1)	10	243	9	263
Balance, December 31	588	$7,735	574	$7,407

(1)	Under SLF Inc.’s Canadian Dividend Reinvestment and Share Purchase Plan, Canadian-resident common and preferred shareholders may choose to have their dividends automatically reinvested in common shares and may also purchase common shares for cash. For dividend reinvestments, SLF Inc. may, at its option, issue common shares from treasury at a discount of up to 5% to the volume weighted average trading price or direct that common shares be purchased for participants through the Toronto Stock Exchange (“TSX”) at the market price. Common shares acquired by participants through optional cash purchases may be issued from treasury or purchased through the TSX at SLF Inc.’s option, in either case at no discount. The common shares issued from treasury for dividend reinvestments during 2011 and 2010 were issued at a discount of 2%. An insignificant number of common shares were issued from treasury for optional cash purchases at no discount.

16.B Preferred Shares

The changes in issued and outstanding preferred shares for the years ended December 31 are as follows:

	2011		2010
Class A Preferred shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount
Balance, January 1	82	$2,015	71	$1,741
Issued, Series 8R	–	–	11	280
Issued, Series 10R	8	200	–	–
Issued, Series 12R	12	300	–	–
Issuance costs, net of taxes	–	(12)	–	(6)
Balance, December 31	102	$2,503	82	$2,015

Further information on the preferred shares outstanding as at December 31, 2011, is as follows:

Class A Preferred shares (in millions of shares)	Issue Date	Annual Dividend Rate	Annual Dividend Per Share	Earliest redemption date(1)	Number of shares	Face Amount	Net Amount(2)
Series 1	February 25, 2005	4.75%	$1.19	March 31, 2010(3)	16	$400	$394
Series 2	July 15, 2005	4.80%	$1.20	September 30, 2010(3)	13	325	318
Series 3	January 13, 2006	4.45%	$1.11	March 31, 2011(3)	10	250	245
Series 4	October 10, 2006	4.45%	$1.11	December 31, 2011(3)	12	300	293
Series 5	February 2, 2007	4.50%	$1.13	March 31, 2012(3)	10	250	245
Series 6R(4)	May 20, 2009	6.00%	$1.50	June 30, 2014(5)	10	250	246
Series 8R(6)	May 25, 2010	4.35%	$1.09	June 30, 2015(7)	11	280	274
Series 10R(8)	August 12, 2011	3.90%	$0.98	September 30, 2016(9)	8	200	195
Series 12R(10)	November 10, 2011	4.25%	$1.06	December 31, 2016(11)	12	300	293
Total Preferred shares					102	$2,555	$2,503

(1)	Redemption of all preferred shares is subject to regulatory approval.
(2)	Net of after-tax issuance costs.
(3)	On or after the earliest redemption date, SLF Inc. may redeem these shares in whole or in part, at a premium that declines from 4% of the par amount to Nil over the next following four years.
(4)	On June 30, 2014, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 3.79%. Holders of the Series 6R Shares will have the right, at their option, to convert their Series 6R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 7QR (“Series 7QR Shares”) on June 30, 2014 and every five years thereafter. Holders of Series 7QR Shares will be entitled to receive floating non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 3.79%.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 147

(5)	On June 30, 2014 and June 30 each fifth year thereafter, SLF Inc. may redeem these shares in whole or in part, at par.
(6)	On June 30, 2015, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 1.41%. Holders of the Series 8R Shares will have the right, at their option, to convert their Series 8R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR (“Series 9QR Shares”) on June 30, 2015 and every five years thereafter. Holders of Series 9QR Shares will be entitled to receive floating non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 1.41%.
(7)	On June 30, 2015 and June 30 each fifth year thereafter, SLF Inc. may redeem these shares in whole or in part, at par.
(8)	On September 30, 2016, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 2.17%. Holders of the Series 10R Shares will have the right, at their option, to convert their Series 10R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR (“Series 11QR Shares”) on September 30, 2016 every five years thereafter. Holders of Series 11QR Shares will be entitled to receive floating non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.17%.
(9)	On September 30, 2016 and September 30 each fifth year thereafter, SLF Inc. may redeem these shares in whole or in part, at par.
(10)	On December 31, 2016, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 2.73%. Holders of the Series 12R Shares will have the right, at their option, to convert their Series 12R Shares into Class A Non-Cumulative Floating Rate Preferred shares Series 13QR (“Series 13QR Shares”) on December 31, 2016 and on every five years thereafter. Holders of Series 13QR Shares will be entitled to receive floating non-cumulative quarterly dividends at an annual rate to the then 3-month Government of Canada treasury bill yield plus 2.73%.
(11)	On December 31, 2016 and December 31 each fifth year thereafter, SLF Inc. may redeem these shares in whole or in part, at par.

17. Non-Controlling Interests in Subsidiaries

Non-controlling interests in our Consolidated Statements of Financial Position, Consolidated Statements of Changes in Equity, and Net income (loss) attributable to non-controlling interests in our Consolidated Statements of Operations, consisted of non-controlling interests in McLean Budden Limited until the fourth quarter of 2011.

In the fourth quarter of 2011, we purchased the minority shares of McLean Budden Limited, our investment management subsidiary for consideration of approximately $144 plus additional consideration which will be based on the attaining of performance targets. The consideration consisted of cash of $48, common shares of SLF Inc. of $37 with the remaining amount payable in promissory notes. The difference between the consideration paid and the non-controlling interest acquired was recorded as an adjustment to the equity attributable to the SLF Inc. shareholders. Subsequent to the purchase of the minority shares, all of the shares of McLean Budden Limited were transferred to our subsidiary MFS.

18. Fee Income

Fee income for the years ended December 31 consist of the following:

	2011	2010
Income associated with administration and contract guarantees	$903	$788
Fund management and other asset based fees	1,641	1,525
Commissions	506	495
Service contract fee income	191	214
Other fee income	112	82
Total fee income	$3,353	$3,104

19. Operating Expenses

Operating expenses for the years ended December 31 consist of the following:

	2011	2010
Employee expenses(1)	$1,874	$1,865
Premises and equipment	176	168
Capital asset depreciation (Note 9)	58	52
Service fees	525	491
Amortization of intangibles (Note 10)	46	41
Restructuring costs (Note 21)	59	–
Other expenses	842	853
Total operating expenses	$3,580	$3,470

(1)	See table below for further details

Employee expenses for the years ended December 31 consist of the following:

	2011	2010
Salaries, bonus, employee benefits	$1,581	$1,535
Share-based payments (Note 20)	236	263
Other personnel costs	57	67
Total employee expenses	$1,874	$1,865

148 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

20. Share-Based Payments

20.A Stock Option Plans

SLF Inc. granted stock options to certain employees and directors under the Executive Stock Option Plan and the Director Stock Option Plan and to all eligible employees under the Special 2001 Stock Option Award Plan. These options are granted at the closing price of the common shares on the TSX on the grant date for stock options granted after January 1, 2007, and the closing price of the trading day preceding the grant date for stock options granted before January 1, 2007. The options granted under the stock option plans generally vest over a four-year period under the Executive Stock Option Plan; two years after the grant date under the Special 2001 Stock Option Award Plan; and over a two-year period under the Director Stock Option Plan. All options have a maximum exercise period of 10 years. The maximum numbers of common shares that may be issued under the Executive Stock Option Plan, the Special 2001 Stock Option Award Plan and the Director Stock Option Plan are 29,525,000 shares, 1,150,000 shares and 150,000 shares, respectively. Effective April 2, 2003, grants under the Director Stock Option Plan were discontinued.

The activities in the stock option plans for the years ended December 31 are as follows:

	2011		2010
	Number of Stock Options (Thousands)	Weighted Average Exercise Price	Number of Stock Options (Thousands)	Weighted Average Exercise Price
Balance, January 1	14,193	$31.87	13,191	$32.27
Granted	1,704	$31.35	2,861	$30.21
Exercised	(1,654)	$25.20	(690)	$20.83
Forfeited	(745)	$35.09	(1,169)	$37.69
Expired	(303)	$31.78	–	$–
Balance, December 31	13,195	$32.49	14,193	$31.87
Exercisable, December 31	7,434	$35.69	7,467	$35.03

The average share price at the date of exercise of stock options for the year ended December 31, 2011 was $31.25 ($29.65 for 2010).

Compensation expense for stock options was $15 for the year ended December 31, 2011 ($17 for 2010).

The stock options outstanding as at December 31, by exercise price, are as follows:

	December 31, 2011			December 31, 2010
Range of exercise prices	Number of Stock Options (Thousands)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Stock Options (Thousands)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$18.00 to $24.00	3,388	6.08	$20.05	4,172	6.74	$19.94
$24.01 to $30.00	1,295	4.89	$27.93	2,333	4.37	$28.41
$30.01 to $35.00	4,948	7.12	$31.21	3,790	7.02	$30.96
$35.01 to $45.00	796	3.08	$40.59	918	3.86	$40.39
$45.01 to $53.00	2,768	5.20	$49.80	2,980	6.15	$49.81
Total stock options	13,195	5.99	$32.49	14,193	6.11	$31.87

The weighted average fair values of the stock options, calculated using the Black-Scholes option-pricing model, granted during the year ended December 31, 2011, was $7.74 ($7.53 for 2010). The Black-Scholes option-pricing model used the following assumptions to determine the fair value of options granted during the years ending December 31:

Weighted average assumptions	2011	2010
Risk-free interest rate	2.9%	2.9%
Expected volatility	35.3%	35.3%
Expected dividend yield	4.0%	4.0%
Expected life of the option (in years)	6.3	6.4
Exercise price	$31.35	$30.21

Expected volatility is based on historical volatility of the common shares, implied volatilities from traded options on the common shares and other factors. The expected term of options granted is derived based on historical employee exercise behaviour and employee termination experience. The risk-free rate for periods within the expected term of the option is based on the Canadian government bond yield curve in effect at the time of grant.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 149

20.B Employee Share Ownership Plan

In Canada, we match eligible employees’ contributions to the Sun Life Financial Employee Stock Plan. The match is provided for employees who have met two years of employment eligibility and is equal to 50% of the employee’s contributions up to 5% of an employee’s annual compensation. The match is further capped by a one thousand five hundred dollar annual maximum. Employees may elect to contribute from 1% to 20% of their target annual compensation to the Sun Life Financial Employee Stock Plan. Our contributions vest immediately and are expensed. We recorded an expense of $4 for the year ended December 31, 2011 ($4 for 2010).

20.C Other Share-Based Payment Plans

All other share-based payment plans use notional units that are valued based on the common share price on the TSX. Any fluctuation in the common share price changes the value of the units, which affects our share-based payment compensation expense. Upon redemption of these units, payments are made to the employees with a corresponding reduction in the accrued liability. We use equity swaps and forwards to hedge our exposure to variations in cash flows due to changes in the common share price for all of these plans.

Details of these plans are as follows:

Senior Executives’ Deferred Share Unit (“DSU”) Plan:    Under the DSU plan, designated executives may elect to receive all or a portion of their annual incentive award in the form of DSUs. Each DSU is equivalent in value to one common share and earns dividend equivalents in the form of additional DSUs at the same rate as the dividends on common shares. The designated executives must elect to participate in the plan prior to the beginning of the plan year and this election is irrevocable. Awards generally vest immediately; however, participants are not permitted to redeem the DSUs until termination, death or retirement. The value at the time of redemption will be based on the fair value of the common shares immediately before their redemption.

Sun Share Unit (“Sun Shares”) Plan:    In December 2010, the Board approved the Sun Share Unit Plan which replaced the Restricted Share Unit (“RSU”) and Performance Share Unit (“PSU”) plans for new awards granted effective in 2011. Under the Sun Share plan, participants are granted units that are equivalent in value to one common share and have a grant price equal to the average of the closing price of a common share on the TSX on the five trading days immediately prior to date of the grant. Participants must hold units for up to 36 months from the date of grant. The units earn dividend equivalents in the form of additional units at the same rate as the dividends on common shares. Units may vest or become payable if we meet specified threshold performance targets. The plan provides for an enhanced payout if we achieve superior levels of performance to motivate participants to achieve a higher return for shareholders (enhanced payout is determined through a multiplier that can be as low as zero or as high as two times the number of units that vest). Payments to participants are based on the number of units earned multiplied by the average closing price of a common share on the TSX on the five trading days immediately prior to the vesting date.

RSU Plan:    As noted previously, the Sun Share plan has replaced the RSU plan for new awards granted effective in 2011. Under the RSU plan, participants were granted units that are equivalent in value to one common share and have a grant price equal to the average closing price of a common share on the TSX on the five trading days immediately prior to the date of grant. Plan participants generally hold RSUs for 36 months from the date of grant. RSUs earn dividend equivalents in the form of additional RSUs at the same rate as the dividends on common shares. The redemption value is the average closing price of a common share on the TSX on the five trading days immediately prior to the vesting date.

PSU Plan/Incentive Share Unit (“ISU”) Plan:    As noted previously, the Sun Share plan has replaced the PSU plan for new awards granted effective in 2011. Grants under the ISU plan will continue. Under these arrangements, participants are granted units that are equivalent in value to one common share and have a grant price equal to the average of the closing price of a common share on the TSX on the five trading days immediately prior to the date of grant. Participants must hold units for 36 months (or 40 months in the case of ISUs) from the date of grant. The units earn dividend equivalents in the form of additional units at the same rate as the dividends on common shares. No units will vest or become payable unless we meet our specified threshold performance targets. The plans provide for an enhanced payout if we achieve superior levels of performance to motivate participants to achieve a higher return for shareholders. Payments to participants are based on the number of units vested multiplied by the average closing price of a common share on the TSX on the five trading days immediately prior to the vesting date.

Additional information for other share-based payment plans:    The units outstanding under these plans and the liabilities accrued on the statement of financial position are summarized in the following table.

Number of units (in thousands)	Sun Shares	DSUs	RSUs	PSUs/ISUs	Total
Units outstanding December 31, 2010	–	777	4,409	1,181	6,367
Units outstanding December 31, 2011	1,863	739	3,386	942	6,930
Liability accrued as at December 31, 2011	$12	$13	$54	$8	$87

Compensation expense and the income tax expense (benefit) for other share-based payment plans for the years ended December 31 are shown in the following table. Since expenses for the DSUs are accrued as part of incentive compensation in the year awarded, the expenses below do not include these accruals. The expenses presented in the following table include increases in the liabilities for Sun Shares, DSUs, RSUs and PSUs due to changes in the fair value of the common shares and the accruals of the RSU and PSU liabilities over the vesting period, and exclude any adjustment in expenses due to the impact of hedging.

For the years ended December 31	2011	2010
Compensation expense	$11	$61
Income tax expense (benefit)	$(4)	$(19)

150 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

20.D Share-Based Payment Plans of MFS

Share-based payment awards within MFS are based on their own shares. Stock options and restricted shares are settled in shares and restricted stock units are settled in cash. The restricted share awards and stock options vest over a four-year period. The restricted stock units vest over a two-year or four-year period from the grant date and holders are entitled to receive non-forfeitable dividend equivalent payments over the vesting period. Dividends are paid to restricted shareholders and are not forfeited if the award does not ultimately vest.

Although the stock options and restricted shares are settled in shares, all of the awards, including the outstanding shares held by employees, are accounted for as cash-settled share-based payment awards because the parent company has a practice of purchasing the issued shares from employees after a specified holding period. The fair value of options is determined using the Black-Scholes option pricing model, while the fair value of restricted shares, restricted stock units and outstanding shares are estimated using a market consistent share valuation model. The compensation expense recorded each period is impacted by changes in fair value of the awards and shares outstanding as well as the number of new awards granted and the number of issued shares repurchased. The liability accrued related to these plans as at December 31, 2011 was $446.

Compensation expense and the income tax expense (benefit) for these awards for the years ended December 31 are shown in the following table:

For the years ended December 31	2011	2010
Compensation expense	$206	$181
Income tax expense (benefit)	$(41)	$(36)

21. Restructuring

In the fourth quarter of 2011, we restructured our operations, primarily in the United States. The domestic U.S. variable annuity and individual life products were closed to new sales effective December 30, 2011.

As a result, we recognized a provision for restructuring costs during the fourth quarter. A provision for restructuring costs is recognized when we have a detailed formal plan that identifies the business concerned, the locations affected, the location, function and number employees to be compensated for termination of services, as well as the expenditures to be made and when the plan will be implemented. The provision is our best estimate of the expenditures that will be required to settle our obligations under the plan and includes only those costs that are a result of the restructuring and that are not associated with our ongoing activities.

We recorded restructuring costs of $59 in Operating expenses, which consisted of the following:

Employee termination benefits	$51
Lease termination and other costs	8
Total restructuring costs	$59

As at December 31, 2011, the remaining restructuring liability was $53. We expect to pay a significant amount of the costs accrued as part of this liability in the next 12 months. Additional restructuring costs that did not meet the recognition criteria in 2011 will be expensed or accrued in future years.

In addition to the restructuring costs above, we recognized charges in SLF U.S. of $94 due to impairment of the goodwill in the variable annuities CGU and $17 due to impairment of intangible assets. Further information on these impairments is included in Note 10.

22. Income Taxes

22.A Deferred Income Taxes

The following represents the deferred income tax assets and liabilities(1) in the Consolidated Statements of Financial Position by source of temporary differences:

As at	December 31, 2011		December 31, 2010		January 1, 2010
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Investments	$(790)	$2	$(406)	$33	$(133)	$46
Policy liabilities(2)	769	–	(1)	86	259	82
Deferred acquisition costs	302	–	297	4	381	5
Losses available for carry forward	924	–	859	(84)	488	(86)
Pensions and other employee benefits	235	–	219	(2)	187	(3)
Other	208	5	12	2	130	(32)
Total	$1,648	7	$980	$39	$1,312	$12
Total net deferred tax asset		$1,641		$941		$1,300

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 151

The movement in net deferred income tax assets for the years ended December 31, are as follows:

	Investments	Policy liabilities(2)	Deferred acquisition costs	Losses available for carry forward	Pension & other employee benefits	Other	Total
As at December 31, 2010	$(439)	$(87)	$293	$943	$221	$10	$941
Charged to income statement	(343)	850	1	(54)	19	189	662
Charged to other comprehensive income	16	–	–	20	–	3	39
Charged to equity, other than other comprehensive income	4	–	–	–	–	(7)	(3)
Foreign exchange rate movements	(30)	6	8	15	(5)	8	2
As at December 31, 2011	$(792)	$769	$302	$924	$235	$203	$1,641

	Investments	Policy liabilities(2)	Deferred acquisition costs	Losses available for carry forward	Pension & other employee benefits	Other	Total
As at January 1, 2010	$(179)	$177	$376	$574	$190	$162	$1,300
Charged to income statement	(195)	(288)	(65)	404	38	(142)	(248)
Charged to other comprehensive income	(56)	–	–	–	–	(3)	(59)
Charged to equity, other than other comprehensive income	2	–	–	–	–	–	2
Foreign exchange rate movements	(11)	24	(18)	(35)	(7)	(7)	(54)
As at December 31, 2010	$(439)	$(87)	$293	$943	$221	$10	$941

(1)	Our deferred income tax assets and deferred income tax liabilities are offset when there is legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same taxable entity and the same taxation authority. Negative amounts reported under Assets are deferred income tax liabilities included in a net deferred income tax asset position; negative amounts under Liabilities are deferred income tax assets included in a net deferred income tax liability position.
(2)	Consists of Insurance contract liabilities and Investment contract liabilities net of Reinsurance assets

We have accumulated tax losses, primarily in Canada, the United States, and the United Kingdom, totaling $4,422 ($3,714 in 2010). The benefit of these tax losses has been recognized to the extent that it is probable that the benefit will be realized. Unused tax losses for which a deferred tax asset has not been recognized amount to $727 in 2011 ($614 in 2010), primarily in the United Kingdom.

We will realize the benefit of the tax losses carried forward in future years through a reduction in current income taxes as and when the losses are utilized. These tax losses are subject to examination by various tax authorities and could be reduced as a result of the adjustments to tax returns. Furthermore, legislative, business or other changes may limit our ability to utilize these losses.

Included in the deferred tax asset related to losses available for carry forward are tax benefits that have been recognized on losses incurred in either the current or the preceding year. In determining if it is appropriate to recognize these tax benefits we relied on projections of future taxable profits.

Tax losses carried forward in the United States consist primarily of non-capital losses which expire beginning in 2023. Capital losses in the United States expire beginning 2014. The non-capital losses carried forward in Canada expire beginning in 2028. The losses in the United Kingdom can be carried forward indefinitely.

We recognize a deferred income tax liability on all temporary differences associated with investments in subsidiaries, branches, associates and joint ventures unless we are able to control the timing of the reversal of these differences and it is probable that these differences will not reverse in the foreseeable future. In 2011, temporary differences associated with investments in subsidiaries, branches, associates and joint ventures for which a deferred income tax liability has not been recognized amount to $2,822 ($2,748 in 2010).

22.B Income Tax Expense

22.B.i. In our Consolidated Statements of Operations, income tax expense (benefit) for the years ended December 31 has the following components:

	2011	2010
Current income tax expense (benefit):
Current year	$273	$225
Adjustments in respect of prior years, including resolution of tax disputes	(58)	(120)
Total current income tax expense (benefit)	$215	$105

152 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

	2011	2010
Deferred income tax expense (benefit):
Origination and reversal of temporary differences	$(608)	$218
Tax expense (benefit) arising from unrecognized tax losses	(70)	36
Adjustments in respect of prior years, including resolution of tax disputes	16	(6)
Total deferred income tax expense (benefit)	$(662)	$248
Total income tax expense (benefit)	$(447)	$353

22.B.ii Income tax benefit (expense) recognized directly in equity for the years ended December 31:

	2011	2010
Recognized in other comprehensive income:
Current income tax benefit (expense)	$(5)	$2
Deferred income tax benefit (expense)	39	(59)
Total recognized in other comprehensive income	$34	$(57)

Recognized in equity, other than other comprehensive income:
Deferred income tax benefit (expense)	(3)	2
Total income tax benefit (expense) recorded in equity, including tax benefit (expense) recorded in other comprehensive income	$31	$(55)

22.B.iii Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

For the years ended	December 31, 2011		December 31, 2010
		%		%
Total net income (loss)	$(184)		$1,518
Add: Income tax expense (benefit)	(447)		353
Total net income (loss) before income taxes	$(631)		$1,871

Taxes at the combined Canadian federal and provincial statutory income tax rate	$(177)	28.0	$571	30.5
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(10)	1.6	(66)	(3.5)
Tax (benefit) cost of unrecognized tax losses	(70)	11.1	36	1.9
Tax exempt investment income	(201)	31.9	(174)	(9.3)
Adjustments in respect of prior years, including resolution of tax disputes	(42)	6.6	(126)	(6.7)
Other	53	(8.4)	112	6.0
Total tax expense (benefit) and effective income tax rate	$(447)	70.8	$353	18.9

During recent years, the Canadian federal government and certain provinces enacted legislation reducing corporate income tax rates. As a result of these enactments, our statutory income tax rates will decline gradually to 26% in 2013 as these rate reductions become effective. In 2011, the U.K. government enacted legislation reducing the corporate statutory income tax rate to 26% effective April 1, 2011 and 25% effective April 1, 2012.

Statutory tax rates in the jurisdictions in which we conduct business range from 0% to 35% which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. These differences are reported in the line Higher (lower) effective rates on income subject to taxation in foreign jurisdictions. The impact of these differences was lower in 2011 compared to the prior year predominantly due to losses incurred during the year in lower tax jurisdictions.

In 2011, the benefit of lower taxes on investment income amounted to $201, partially in relation to the appreciation of real estate classified as investment properties. The fair value gains over original cost on real estate are considered capital in nature and taxed at lower income tax rates in Canada. As a result of the appreciation of these properties our income tax provision included a tax benefit of $34 in 2011.

In December 2011, we recorded a tax benefit of $68, mostly relating to previously unrecognized losses, following the reorganization of our principal U.K. subsidiaries. Of this benefit, $58 has been classified as Tax benefit of unrecognized losses and the remaining benefit of $10 is included in Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

Our income tax recovery in 2011 was reduced by $54 as a result of the write-off of goodwill in SLF Canada that was not deductible for tax purposes. This impact is reported in Other in the table above.

Our tax benefits in 2010 include a benefit of $76 associated with the favourable resolution of tax litigation in the U.K. In the table above this benefit is reported in the line Adjustments in respect of prior years, including resolution of tax disputes. An offsetting valuation allowance of $23 related to this tax benefit is reported in Tax (benefit) cost of unrecognized losses. In December 2010, we sold our life retrocession business. As a result, our income tax expense was increased by $ 90 due to the write-off of goodwill that was not deductible for tax purposes. This impact is reported in Other in the table above.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 153

23. Capital Management

Our capital base is structured to exceed minimum regulatory and internal capital targets and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles.

The Board is responsible for the annual review and approval of the Company’s capital plan. The Risk Review Committee of the Board of Directors reviews and approves SLF Inc.’s capital policy annually. Management oversight of our capital programs and position is provided by the Capital Management Committee, whose members include senior management from the finance, actuarial and risk management functions.

We engage in a capital planning process annually in which capital deployment options, fundraising and dividend recommendations are presented to the Risk Review Committee. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate and equity market scenarios. Relevant components of these capital reviews, including dividend recommendations, are presented to the Risk Review Committee on a quarterly basis.

The capital policy is designed to ensure that adequate capital is maintained to provide the flexibility necessary to take advantage of growth opportunities, to support the risks associated with our businesses and to optimize return to our shareholders. This policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength or to allow us and our subsidiaries to support ongoing operations and to take advantage of opportunities for expansion.

OSFI has established Guideline A-2 – Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, which sets out the framework within which OSFI will assess whether regulated non-operating life companies, and insurance holding companies (collectively, “Insurance Holding Companies”) are maintaining adequate capital. Under this guideline, Insurance Holding Companies, such as SLF Inc., are expected to manage their capital in a manner commensurate with their risk profile and control environments. The Company’s regulated subsidiaries are expected to comply with the capital adequacy requirements imposed in the jurisdictions in which they operate. Our principal operating life insurance subsidiary in Canada, Sun Life Assurance, is subject to the Minimum Continuing Capital and Surplus Requirement (“MCCSR”) capital rules and our principal operating life insurance subsidiary in the United States, Sun Life (U.S.) is subject to the risk-based capital rules issued by the National Association of Insurance Commissioners (“NAIC”).

OSFI may intervene and assume control of an insurance holding company or a Canadian life insurance company if it deems the amount of available capital insufficient. Capital requirements may be adjusted by OSFI in the future, as experience develops or the risk profile of Canadian life insurers changes or to reflect other risks. SLF Inc. exceeded levels that would require regulatory or corrective action as at December 31, 2011 and December 31, 2010.

Sun Life Assurance is subject to the MCCSR capital rules for a life insurance company in Canada. We expect to maintain an MCCSR ratio for Sun Life Assurance at or above 200%. With an MCCSR ratio of 211% as at December 31, 2011, Sun Life Assurance’s capital ratio is well above OSFI’s supervisory target ratio of 150% and regulatory minimum ratio of 120%. In the U.S., the risk-based capital of Sun Life Assurance Company of Canada (U.S.) exceeded the levels under which any remedial or regulatory action would be required as at December 31, 2011 and December 31, 2010.

In addition, other foreign operations and foreign subsidiaries of SLF Inc. must comply with local capital or solvency requirements in the jurisdictions in which they operate. We maintained capital levels above minimum local requirements as at December 31, 2011 and December 31, 2010.

Sun Life Assurance adopted IFRS as at January 1, 2011. Under OSFI’s IFRS transition guidance, companies can elect to phase in the impact of the conversion to IFRS on adjusted Tier 1 available capital over eight quarters ending in the fourth quarter of 2012. Sun Life Assurance has made this election and will be phasing in a reduction of approximately $300 to its adjusted Tier 1 capital over this period, largely related to the recognition of deferred actuarial losses on defined benefit pension plans.

154 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities that qualify as regulatory capital. For regulatory reporting purposes, there are further adjustments including goodwill, non-life investments, and others as prescribed by OSFI to the total capital figure presented in the table below.

As at	December 31, 2011	December 31, 2010	January 1, 2010
Equity:
Participating policyholders’ equity	$123	$115	$109
Preferred shareholders’ equity	2,503	2,015	1,741
Common shareholders’ equity	13,104	13,917	13,267
Total equity included in capital(1)	15,730	16,047	15,117
Less: Unrealized gains (losses) on available-for-sale debt securities and cash flow hedges	275	303	49
Equity after adjustments	15,455	15,744	15,068
Other capital securities:
Subordinated debt	2,746	2,741	3,048
Innovative capital instruments(2)	695	1,644	1,644
Total capital	$18,896	$20,129	$19,760

(1)	Excludes non-controlling interests not treated as capital for regulatory purposes.
(2)	Innovative capital instruments are SLEECS issued by Sun Life Capital Trust and Sun Life Capital Trust II (Note 14). These trusts are SPEs that are consolidated by us.

The significant changes in capital are included in the notes on senior debentures, subordinated debt and share capital.

24. Segregated Funds

24.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at	December 31, 2011	December 31, 2010	January 1, 2010
Segregated and mutual fund units	$72,840	$71,959	$64,214
Equity securities	5,830	7,454	7,420
Debt securities	8,473	7,603	7,526
Cash, cash equivalents and short term securities	1,425	2,501	1,642
Investment properties	318	298	319
Mortgages	27	29	34
Other assets	2,492	5,037	1,972
Total assets	$91,405	$94,881	$83,127
Less: Liabilities arising from investing activities	$3,222	$6,935	$2,579
Total investments for account of segregated fund holders	$88,183	$87,946	$80,548

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 155

24.B Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance Contracts		Investment Contracts
For the years ended	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Balance, beginning of the period	$81,931	$74,293	$6,015	$6,255
Additions to segregated funds:
Deposits	9,964	9,948	218	293
Net transfers (to) from general funds	617	921	–	–
Net realized and unrealized gains (losses)	(3,645)	6,257	(323)	573
Other investment income	2,409	1,981	84	37
Total additions	$9,345	$19,107	$(21)	$903
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	$8,084	$8,258	$491	$535
Management fees	1,149	1,011	75	57
Taxes and other expenses	159	228	7	20
Foreign exchange rate movements	(766)	1,972	(112)	531
Total deductions	$8,626	$11,469	$461	$1,143
Net additions (deductions)	$719	$7,638	$(482)	$(240)
Balance, end of period	$82,650	$81,931	$5,533	$6,015

25. Commitments, Guarantees and Contingencies

25.A Lease Commitments

We lease offices and certain equipment. These are operating leases with rents charged to operations in the year to which they relate. Total future rental payments for the remainder of these leases total $509. The future rental payments by year of payment are included in Note 6.

25.B Contractual Commitments

In the normal course of business, various contractual commitments are outstanding, which are not reflected in our Consolidated Financial Statements. In addition to loan commitments for debt securities and mortgages included in Note 6.A.i, we have equity, investment property, and property and equipment commitments. As at December 31, 2011, we had a total of $1,350 of contractual commitments outstanding. The expected maturities of these commitments are included in Note 6.

25.C Letters of Credit

We issue commercial letters of credit in the normal course of business. As at December 31, 2011, lines of credit from financial institutions of $1,739 were in place ($1,680 as at December 31, 2010 and $1,973 as at January 1, 2010) of which a total of $821 in letters of credit were outstanding ($577 as at December 31, 2010 and $703 as at January 1, 2010) of which $612 relate to internal reinsurance ($404 as at December 31, 2010 and $515 as at January 1, 2010).

25.D Indemnities and Guarantees

In the normal course of our business, we have entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, trade-mark licensing agreements, underwriting and agency agreements, information technology agreements, distribution agreements, financing agreements, the sale of equity interests, and service agreements. These agreements may require us to compensate the counterparties for damages, losses, or costs incurred by the counterparties as a result of breaches in representation, changes in regulations (including tax matters) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. We have also agreed to indemnify our directors and certain of our officers and employees in accordance with our by-laws. These indemnification provisions will vary based upon the nature and terms of the agreements. In many cases, these indemnification provisions do not contain limits on our liability, and the occurrence of contingent events that will trigger payment under these indemnities is difficult to predict. As a result, we cannot estimate our potential liability under these indemnities. We believe that the likelihood of conditions arising that would trigger these indemnities is remote and, historically, we have not made any significant payment under such indemnification provisions.

In certain cases, we have recourse against third parties with respect to the aforesaid indemnities, and we also maintain insurance policies that may provide coverage against certain of these claims.

Guarantees made by us that can be quantified are included in Note 6.A.i.

156 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

25.E Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a guarantee of the following subordinated debentures issued by Sun Life Assurance: the $150 of 6.30% subordinated debentures due 2028, and the $800 of 6.15% subordinated debentures due 2022. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (Consolidated):

Results for the years ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
December 31, 2011
Revenue	$528	$17,959	$5,744	$(1,650)	$22,581
Shareholders’ net income (loss)	$(200)	$863	$(1,123)	$260	$(200)

December 31, 2010
Revenue	$449	$20,467	$5,457	$(1,572)	$24,801
Shareholders’ net income (loss)	$1,503	$1,530	$100	$(1,634)	$1,499

Assets as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
December 31, 2011
Invested assets	$16,435	$94,540	$21,243	$(15,557)	$116,661
Total other assets	8,634	73,581	47,541	(28,390)	101,366
Insurance contract liabilities	–	85,548	14,942	(4,116)	96,374
Investment contract liabilities	–	2,083	990	–	3,073
Total other liabilities	$9,474	$69,698	$50,737	$(27,059)	$102,850

December 31, 2010
Invested assets	$17,600	$85,816	$22,246	$(16,668)	$108,994
Total other assets	8,219	74,504	44,775	(26,245)	101,253
Insurance contract liabilities	–	78,083	13,189	(3,216)	88,056
Investment contract liabilities	–	1,935	2,221	(13)	4,143
Total other liabilities	$9,903	$69,990	$47,940	$(25,856)	$101,977

January 1, 2010
Invested assets	$19,095	$83,020	$24,242	$(18,189)	$108,168
Total other assets	4,317	69,890	37,718	(17,791)	94,134
Insurance contract liabilities	–	75,250	14,472	(2,866)	86,856
Investment contract liabilities	–	1,649	3,291	(25)	4,915
Total other liabilities	$8,413	$66,374	$38,647	$(18,044)	$95,390

25.F Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. In addition, government and regulatory bodies in Canada, the United States, the United Kingdom and Asia, including federal, provincial and state securities and insurance regulators in Canada, the United States and other jurisdictions, including the Security Exchange Commission, the Financial Industry Regulatory Authority and state attorneys general in the United States, from time to time, make inquiries and require the production of information or conduct examinations or investigations concerning our compliance with insurance, securities and other laws. Management does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on our financial condition or results of operations.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 157

26. Related Party Transactions

SLF Inc. and its subsidiaries transact business worldwide. All transactions between SLF Inc. and its subsidiaries have been eliminated on consolidation. Transactions between the Company and related parties are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

26.A Transactions with Joint Ventures

Principal joint ventures as at December 31, 2011 are listed below:

Name of Joint Venture Company	% of Ownership
Birla Sun Life Asset Management Company Limited	50
PT CIMB Sun Life	49
Sun Life Grepa Financial Inc.	49
Birla Sun Life Insurance Company Limited	26
Sun Life Everbright Life Insurance Company Limited	24.99

Income earned from our investments in joint ventures are as follows:

For the years ended December 31	2011	2010
Joint ventures	$17	$(9)

26.B Transactions with Key Management Personnel, Remuneration and Other Compensation

Key management personnel have been defined as the executive team and board of directors of SLF Inc. during the year. These individuals have the authority and responsibility for planning, directing and controlling the activities of the Company. The aggregate compensation to the executive team and directors are as follows:

For the years ended December 31	2011		2010
	Executive team	Directors	Executive team	Directors
Number of individuals	10	14	11	15
Base salary and annual incentive compensation	$9	$–	$15	$–
Additional short-term benefits and other	$1	$1	$–	$1
Share-based long-term incentive compensation	$18	$1	$19	$1
Value of pension and post-retirement benefits	$1	$–	$1	$–
Severance payments on termination	$–	$–	$–	$–

26.C Indebtedness of Directors, Executive Officers and Employees

The following sets out the aggregate indebtedness outstanding to the Company incurred by all its executive officers, directors and employees, and former executive officers, directors and employees.

As at	December 31, 2011	December 31, 2010	January 1, 2010
Purchases of shares of McLean Budden Limited	$–	$21	$20
Other	$3	$4	$4

26.D Other Related Party Transactions

We provide investment management services for our pension plans. The services are provided on substantially the same terms as for comparable transactions with third parties.

158 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

27. Pension Plans and Other Post-Retirement Benefits

We sponsor non-contributory defined benefit pension plans for eligible qualifying employees. The material defined benefit plans are located in Canada, the U.S. and the U.K. The defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. The specific features of these plans vary in accordance with the employee group and countries in which employees are located. In addition, we maintain supplementary non-contributory pension arrangements for eligible employees, primarily for benefits which do not qualify for funding under the various registered pension plans. On January 1, 2009, the Canadian defined benefit plan was closed to new employees. Canadian employees hired before January 1, 2009 continue to participate in the previous plan, which includes both defined benefit and defined contribution components, while new hires since then are eligible to join a defined contribution plan. As a result, all of our material defined benefit plans worldwide are closed to new hires, with new hires participating in defined contribution plans (one small defined benefit plan in the Philippines remains open to new hires).

We also established defined contribution pension plans for eligible qualifying employees. Our contributions to these defined contribution pension plans are subject to certain vesting requirements. Generally, our contributions are a set percentage of employees’ annual income and matched against employee contributions.

In addition to our pension plans, in Canada and the US, we provide certain post-retirement healthcare and life insurance benefits to eligible qualifying employees and to their dependants upon meeting certain requirements. Eligible retirees may be required to pay a portion of the premiums for these benefits and, in general, deductible amounts and co-insurance percentages apply to benefit payments. In Canada, post-retirement healthcare and life insurance benefits are provided for eligible employees who retired before December 31, 2011; eligible employees who retire between January 1, 2012 and December 31, 2015 will receive an annual healthcare spending account allocation and life insurance, and will have access to voluntary retiree-paid healthcare coverage; eligible employees who retiree after December 31, 2015 will have access to voluntary retiree-paid healthcare coverage. These post-retirement benefits are not pre-funded.

The following tables set forth the status of the defined benefit pension and other post-retirement benefit plans:

	2011			2010

	Pension	Other post- retirement	Total	Pension	Other post- retirement	Total
Change in defined benefit obligation:
Benefit obligation, January 1	$2,246	$271	$2,517	$2,253	$266	$2,519
Current service cost	34	5	39	34	5	39
Past service cost	–	–	–	–	–	–
Interest cost	116	14	130	128	15	143
Actuarial losses (gains)	223	4	227	36	(1)	35
Benefits paid	(99)	(20)	(119)	(143)	(11)	(154)
Settlement losses (gains)	–	(9)	(9)	–	–	–
Foreign exchange rate movement	18	2	20	(62)	(3)	(65)
Benefit obligation, December 31	$2,538	$267	$2,805	$2,246	$271	$2,517
Benefit obligation, wholly or partially funded plans	$2,477	$–	$2,477	$2,190	$–	$2,190
Benefit obligation, wholly unfunded plans	61	267	328	56	271	327
Total benefit obligation, December 31	$2,538	$267	$2,805	$2,246	$271	$2,517
Change in plan assets:
Fair value of plan assets, January 1	$2,065	$–	$2,065	$2,016	$–	$2,016
Expected return on assets	127	–	127	126	–	126
Actuarial gains (losses)	(19)	–	(19)	68	–	68
Employer contributions	68	20	88	54	11	65
Benefits paid	(99)	(20)	(119)	(143)	(11)	(154)
Foreign exchange rate movement	16	–	16	(56)	–	(56)
Fair value of plan assets, December 31	$2,158	$–	$2,158	$2,065	$–	$2,065
Amounts recognized on statement of financial position:
Fair value of plan assets	$2,158	$–	$2,158	$2,065	$–	$2,065
Benefit (obligation), wholly or partially funded plans	(2,477)	–	(2,477)	(2,190)	–	(2,190)
Funded status, wholly or partially funded plans	(319)	–	(319)	(125)	–	(125)
Benefit (obligation), wholly unfunded plans	(61)	(267)	(328)	(56)	(271)	(327)
Unamortized actuarial losses (gains)	212	5	217	(34)	(1)	(35)
Unamortized past service cost	–	(3)	(3)	–	(5)	(5)
Net recognized (liability) asset, December 31	$(168)	$(265)	$(433)	$(215)	$(277)	$(492)

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 159

	2011			2010

	Pension	Other post- retirement	Total	Pension	Other post- retirement	Total
Components of net benefit expense recognized:
Current service cost	$34	$5	$39	$34	$5	$39
Interest cost	116	14	130	128	15	143
Expected return on assets(1)	(127)	–	(127)	(126)	–	(126)
Recognized actuarial losses (gains)(1)	–	(2)	(2)	–	–	–
Settlement losses (gains)	–	(9)	(9)	–	–	–
Past service cost	(2)	(1)	(3)	–	(9)	(9)
Net benefit expense	$21	$7	$28	$36	$11	$47

(1)	Actual return consists of the sum of Expected return on assets and the Recognized actuarial losses (gains).

Principal assumptions for materials plans:

	2011			2010
	Canada %	U.K. %	U.S. %	Canada %	U.K. %	U.S. %
To determine benefit obligation at end of year
Discount rate for pension plans	4.50	4.80	5.40	5.00	5.40	5.90
Discount rate for other post-employment benefits	4.00-4.50	n/a	5.40	4.75-5.00	n/a	5.90
Rate of compensation increase	3.00	n/a	3.75	3.00	4.40	3.75
Pension increases	0.00-0.25	3.50	n/a	0.00-0.25	3.40	n/a
Deferred pension increases	0.00-0.20	2.80	n/a	0.00-0.20	2.90	n/a
Initial health care trend rate	7.50	n/a	8.50	7.50	n/a	8.50
Ultimate health care trend rate	4.50	n/a	5.00	4.50	n/a	5.00
Year ultimate health care trend rate reached	2030	n/a	2017	2030	n/a	2017
To determine benefit costs or income for the period
Expected long-term rate of return on plan assets	6.50	5.40	7.00	6.75-7.00	5.75	7.75

History of experience gains (losses):

	2011	2010
Experience gains (losses) on plan liabilities	$9	$11
Experience gains (losses) on plan assets	$(19)	$68

Discount rate, return on plan assets and rate of compensation increase:

The major economic assumptions which are used in determining the actuarial present value of the accrued benefit obligations vary by country. In determining the discount rate for the Canadian plans, a yield curve for long-term Corporate “AA” bonds is developed from the Canadian provincial government yield curves by adding an appropriate adjustment to reflect the risk characteristics of high-quality Corporate bonds. This curve is then used to calculate a single discount rate by reference to the spot yields on high-quality, non-callable, zero-coupon Corporate bonds with maturities that match the estimated benefit cash flows for the plan.

In determining the discount rate for the plans in the United States a portfolio of Corporate “AA” bonds is selected that matches the projected benefit payments of the plans. The discount rate assumption is a single rate that equates the market value of the matching bond portfolio to the discounted value of the projected benefit payments.

The expected rate of return on assets for pension cost purposes is the weighted average of expected long-term asset return assumptions by asset class and is selected from a range of possible future asset returns.

Health care cost calculations are based on trend rate assumptions which may differ from actual results. Changes in trend rate assumptions by 1% in either direction will change the health care cost as follows:

	1%
December 31, 2011	Increase	Decrease
Effect on post-retirement benefit obligations	$20	$(18)
Effect on aggregated service and interest costs	$1	$(1)

160 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

Composition of fair value of plan assets, December 31:

	2011	2010
Equity investments	40%	45%
Fixed income investments	50%	45%
Real estate investments	4%	3%
Other	6%	7%
Total composition of fair value of plan assets	100%	100%

Target allocation of plan assets, December 31:

	2011	2010
Equity investments	44%	45%
Fixed income investments	48%	46%
Real estate investments	4%	4%
Other	4%	5%
Total	100%	100%

The assets of the defined benefit pension plans are primarily held in trust for plan members, and are managed within the provisions of the plans’ investment policies and procedures. Diversification of the investments is used to minimize credit, market and foreign currency risks. Due to the long-term nature of the pension obligations and related cash flows, asset mix decisions are based on long-term market outlooks within the specified policy ranges. The long-term investment objectives of the defined benefit pension plans are to exceed the real rate of investment return assumed in the actuarial valuation of plan liabilities. Over shorter periods, the objective of the defined benefit pension plans is to exceed the market benchmarks of a well-diversified portfolio. Liquidity is managed with consideration to the cash flow requirements of the liabilities.

Permitted investments of the defined benefit pension plans include guaranteed funds, annuities, and pooled and non-pooled variable accumulation funds in addition to any other investment vehicle approved by the plan sponsors that is eligible under pension regulations. The policy statement for each fund or manager mandate either prohibits, or permits, within specified constraints, the use of derivative instruments such as options and futures. The use of derivative instruments is limited to unleveraged substitution and hedging strategies. The defined benefit pension plans may not invest in securities of a related party or lend to any related party unless such securities are publicly traded and selected by the manager, acting independently on behalf of all that manager’s discretionary accounts or pooled funds, which have mandates similar to those of our defined benefit pension plans.

The following tables set forth the expected contributions and expected future benefit payments of the defined benefit pension and other post-retirement benefit plans:

	Pension	Post-Retirement	Total
Expected contributions for the next 12 months	$67	$14	$81

Expected future benefit payments

	2012	2013	2014	2015	2016	2017 to 2021
Pension	$103	$109	$112	$117	$124	$728
Post-retirement	14	14	15	15	16	85
Total	$117	$123	$127	$132	$140	$813

We expensed $53 in 2011 ($55 for 2010) with respect to defined contribution plans.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2011 161

28. Earnings (Loss) Per Share

Basic EPS is calculated by dividing the common shareholders’ net income by the weighted average number of common shares issued and outstanding. Diluted EPS is calculated by adjusting common shareholders’ net income and the weighted average number of shares for the effects of all dilutive potential common shares under the assumption that convertible instruments are converted and that outstanding options are exercised.

Details of the calculation of the net income (loss) and the weighted average number of shares used in the EPS computations are as follows:

For the years ended	December 31, 2011	December 31, 2010
Common shareholders’ net income (loss) for basic earnings per share	$(300)	$1,406
Add: Increase in income due to convertible instruments(1)	–	55
Common shareholders’ net income (loss) on a diluted basis	$(300)	$1,461
Weighted average number of shares outstanding for basic earnings per share (in millions)	579	568
Add: dilutive impact of stock options(2) (in millions)	–	2
Add: dilutive impact of convertible securities(1) (in millions)	–	41
Weighted average number of shares outstanding on a diluted basis (in millions)	579	611
Basic earnings (loss) per share	$(0.52)	$2.48
Diluted earnings (loss) per share	$(0.52)	$2.39

(1)	Innovative capital instruments, (SLEECS), have been issued through Sun Life Capital Trust. Holders of the $950 SLEECS A and $200 SLEECS B may exchange, at any time, all or part of their holdings of SLEECS A or SLEECS B at a price for each one thousand dollars principal amount of SLEECS to 40 non-cumulative perpetual preferred shares of Sun Life Assurance. Any non-cumulative perpetual preferred shares issued in respect of an exchange by the holders of SLEECS A or SLEECS B will become convertible, at the option of the holder, into a variable number of common shares of SLF Inc. on distribution dates on or after June 30, 2012 in respect of the SLEECS A and on distribution dates on or after December 31, 2032 in respect of the SLEECS B. For the purposes of diluted EPS, it is assumed that the conversion to SLF Inc. common shares has occurred. Common shareholders’ net income is increased by the after-tax interest on the SLEECS A and B, while the weighted average common shares are increased by the number of SLF Inc. common shares that would be issued at conversion. For the year ended December 31, 2011, the impact of the conversion of innovative capital instruments was excluded from the calculation of dilutive earnings per share since the effect of conversion is anti-dillutive. SLEECS A were redeemed on December 31, 2011.
(2)	Diluted EPS assumes the exercise of all dilutive stock options of SLF Inc. It is assumed that the proceeds from the exercise of the options were received from the issuance of common shares of SLF Inc. at the average market price of common shares during the period. The difference between the number of shares issued for the exercise of the dilutive options and the number of shares that would have been issued at the average market price of the common shares during the period is adjusted to the weighted average number of shares for purposes of calculating diluted earnings per share. The number of stock options that have not been included in the weighted average number of common shares used in the calculation of diluted EPS because these stock options were anti-dilutive for the periods presented, amounted to 10 million for the year ended December 31, 2011 (8 million for the year ended December 31, 2010). For the year ended December 31, 2011, an adjustment of 1 million common shares related to the dilutive impact of stock options was excluded from the calculation of earnings per share since their effect is anti-dillutive when a loss is reported.

162 Sun Life Financial Inc. Annual Report 2011	Notes to Consolidated Financial Statements

Appointed Actuary’s Report

THE SHAREHOLDERS AND DIRECTORS OF SUN LIFE FINANCIAL INC.

I have valued the policy liabilities and reinsurance recoverables of Sun Life Financial Inc. and its subsidiaries for its Consolidated Statements of Financial Position at December 31, 2011, December 31, 2010 and January 1, 2010, and their change in the Consolidated Statements of Operations for the years ended December 31, 2011 and December 31, 2010 in accordance with accepted actuarial practice in Canada, including selection of appropriate assumptions and methods.

In my opinion, the amount of policy liabilities net of reinsurance recoverables makes appropriate provision for all policyholder obligations and the Consolidated Financial Statements fairly present the results of the valuation.

Lesley Thomson

Fellow, Canadian Institute of Actuaries

Toronto, Canada

February 15, 2012

Appointed Actuary’s Report	Sun Life Financial Inc. Annual Report 2011 163

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of

Sun Life Financial Inc.

We have audited the accompanying consolidated financial statements of Sun Life Financial Inc. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sun Life Financial Inc. and subsidiaries as at December 31, 2011, December 31, 2010 and January 1, 2010 and their financial performance and cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 15, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants

Licensed Public Accountants

February 15, 2012

Toronto, Canada

164 Sun Life Financial Inc. Annual Report 2011	Report of Independent Registered Chartered Accountants

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of

Sun Life Financial Inc.

We have audited the internal control over financial reporting of Sun Life Financial Inc. and subsidiaries (the “Company”) as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated February 15, 2012 expressed an unqualified opinion on those financial statements

Independent Registered Chartered Accountants

Licensed Public Accountants

February 15, 2012

Toronto, Canada

Report of Independent Registered Chartered Accountants	Sun Life Financial Inc. Annual Report 2011 165

ADDITIONAL

COMPANY

INFORMATION

Sources of Earnings	167

Six-Year Summary by Segment	169

Eleven-Year Summary	170

Board of Directors and Executive Team	172

Subsidiary and Affiliate Companies	173

Major Offices	176

Corporate and Shareholder Information	177

166 Sun Life Financial Inc. Annual Report 2011	Additional Company Information

Sources of Earnings

The following is provided in accordance with the OSFI guideline requiring Sources of Earnings (SOE) disclosure. SOE is not an International Financial Reporting Standards (IFRS) measure. There is no standard SOE methodology. The calculation of SOE is dependent on, and sensitive to, the methodology, estimates and assumptions used.

SOE identifies various sources of IFRS net income. It provides an analysis of the difference between actual net income and expected net income based on business in-force and assumptions made at the beginning of the reporting period. The terminology used in the discussion of sources of earnings is described below:

Expected profit on in-force business

The portion of the consolidated pre-tax net income on business in-force at the start of the reporting period that was expected to be realized based on the achievement of the best-estimate assumptions made at the beginning of the reporting period. Expected profit for asset management companies is set equal to their pre-tax net income.

Impact of new business

The point-of-sale impact on pre-tax net income of writing new business during the reporting period. Issuing new business may produce a loss at the point-of sale, primarily because valuation assumptions are conservative relative to pricing assumptions and actual acquisition expenses may exceed those assumed in pricing. New business losses are often produced by sales of individual life insurance, where valuation margins and acquisition expenses are relatively high.

Experience gains and losses

Pre-tax gains and losses that are due to differences between the actual experience during the reporting period and the best-estimate assumptions at the start of the reporting period.

Management actions and changes in assumptions

Impact on pre-tax net income resulting from changes in actuarial methods and assumptions or other management actions.

Earnings on surplus

Pre-tax net investment income earned on the Company’s surplus assets less pre-tax debt service costs.

ANALYSIS OF RESULTS

For the year ended December 31, 2011, the pre-tax expected profit on in-force business of $1,761 was $60 million lower than the 2010 level. The decrease in expected profits was primarily driven by the impact of higher hedge costs in the Variable Annuity and Segregated Fund products, the sale of the SLF Reinsurance block at the end of 2010 and the cost associated with an SLF Canada Group Benefits reinsurance treaty offset partially by normal business growth and average net assets in MFS.

The new business issued in 2011 led to pre-tax income loss of $224 million compared to $324 million a year ago. The impact was primarily due to the favourable impact of changes related to the investment income tax on Universal Life products in Canada, lower sales in Hong Kong, and India and the elimination of losses from the sale of the SLF Reinsurance block. Favourable impacts from Segregated Fund re-pricing were offset by adverse profitability as a result lower interest rates in the latter part of the year.

The 2011 experience losses of $(910) million pre-tax was primarily due to adverse equity market and interest rate impacts, offset partially by the favourable impact of investing activity. Higher expense levels from business initiatives were also an adverse impact during the year.

The 2010 experience gain of $6 million pre-tax was primarily attributable to favourable equity market impacts and the favourable impact of investing activities on policy liabilities. Movements in interest rates were favourable as interest rate swap movements more than offset the adverse impact of lower interest rates. These favourable impacts were partially offset by increased expense levels from business initiatives in 2010 and unfavourable credit impacts.

For the year 2011, assumption changes and management actions let to a pre-tax loss of $1,142 million due primarily to changes made to the valuation of Segregated Fund and Variable Annuity blocks to reflect the cost of dynamic hedging programs. Updates to lapse rates on term renewals in Canada and premium persistency in the US and to reflect new Canadian Institute of Actuaries guidance on the valuation of life insurance mortality improvements were adverse. Partially offsetting these impacts was the favourable impact of changes related to the investment income tax on Universal Life products in Canada.

For the year 2010, assumption changes and management actions led to pre-tax gain of $50 million due primarily to favourable mortality assumption updates and model refinements to improve the projection of future cash flows, offset partially by the impact of higher persistency on products adversely impacted by low interest rates.

Net pre-tax earnings on surplus of $405 million in 2011 compared to $334 million a year ago. The increase is due primarily to investment gains versus the prior year.

Sources of Earnings	Sun Life Financial Inc. Annual Report 2011 167

For the Year Ended December 31, 2011 (in millions of Canadian dollars)	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Total
Expected Profit on In-Force Business	604	619	475	178	(115)	1,761
Impact of New Business	(16)	(161)	–	(76)	29	(224)
Experience Gains and Losses	3	(749)	–	(11)	(153)	(910)
Management Actions and Changes in Assumptions	(164)	(967)	–	16	(27)	(1,142)
Earnings on Operations (pre-tax)	427	(1,258)	475	107	(266)	(515)
Earnings on Surplus	216	141	(1)	70	(21)	405
Earnings before Income Taxes	643	(1,117)	474	177	(287)	(110)
Income Taxes	10	331	(176)	(33)	217	349
Earnings before Non-controlling Interests, Par Income and Preferred Share Dividends	653	(786)	298	144	(70)	239
Less:
Non-controlling Interests	–	–	28	–	–	28
Par Policyholders’ Income (Loss)	3	4	–	–	–	7
Preferred Share Dividends	–	–	–	–	100	100
Common Shareholders’ Net Income (Loss) – Operating Basis	650	(790)	270	144	(170)	104
Plus:
Fair value adjustments on share-based payment awards in MFS			(80)			(80)
Hedges in Canada that do not qualify for hedge accounting	(3)					(3)
Goodwill and intangibles impairment charges, restructuring and other related costs	(194)	(104)	(4)	(6)	(13)	(321)
Common Shareholders’ Net Income (Loss) – Reported Basis	453	(894)	186	138	(183)	(300)

For the Year Ended December 31, 2010 (in millions of Canadian dollars)	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Total
Expected Profit on In-Force Business	635	633	403	139	11	1,821
Impact of New Business	(71)	(157)	–	(101)	5	(324)
Experience Gains and Losses	149	(97)	–	13	(59)	6
Management Actions and Changes in Assumptions	30	(34)	–	33	21	50
Earnings on Operations (pre-tax)	743	345	403	84	(22)	1,553
Earnings on Surplus	113	78	(2)	42	103	334
Earnings before Income Taxes	856	423	401	126	81	1,887
Income Taxes	(80)	(116)	(150)	(34)	125	(255)
Earnings before Non-controlling Interests, Par Income and Preferred Share Dividends	776	307	251	92	206	1,632
Less:
Non-controlling Interests	–	–	22	–	–	22
Par Policyholders’ Income (Loss)	7	1	–	–	–	8
Preferred Share Dividends	–	–	–	–	93	93
Common Shareholders’ Net Income (Loss) – Operating Basis	769	306	229	92	113	1,509
Plus:
Loss on sale of life retrocession operations	–	–	–	–	(32)	(32)
Fair value adjustments on share-based payment awards in MFS	–	–	(81)	–	–	(81)
Hedges in Canada that do not qualify for hedge accounting	10	–	–	–	–	10
Common Shareholders’ Net Income (Loss) – Reported Basis	779	306	148	92	81	1,406

168 Sun Life Financial Inc. Annual Report 2011	Sources of Earnings

Six-Year Summary by Segment

	IFRS		Canadian GAAP

(in millions of Canadian dollars)	2011	2010	2009	2008	2007	2006
Total assets under management (As at December 31)
SLF Canada	111,505	106,964	125,429	112,335	127,861	124,103
SLF United States	74,674	71,303	70,422	74,543	68,800	73,519
MFS	259,304	256,766	198,037	164,407	199,836	218,803
SLF Asia	21,786	26,311	24,780	19,930	18,883	13,868
Corporate	22,101	23,513	27,097	18,663	20,809	24,745
Consolidation Adjustments	(23,840)	(20,132)	(13,125)	(8,777)	(10,925)	(13,606)
Total Company	465,530	464,725	432,640	381,101	425,264	441,432
Total revenue (For the year ended December 31)
SLF Canada	9,618	11,221	11,407	7,927	9,285	9,333
SLF United States	8,549	8,568	11,714	3,817	7,830	10,465
MFS	1,640	1,535	1,251	1,381	1,687	1,662
SLF Asia	1,437	1,571	1,813	498	977	1,022
Corporate	1,417	2,094	1,579	2,144	1,634	2,164
Consolidation Adjustments	(80)	(188)	(192)	(204)	(225)	(359)
Total Company	22,581	24,801	27,572	15,563	21,188	24,287
Total reported net income (For the year ended December 31)
SLF Canada	456	786	871	647	1,049	1,001
SLF United States	(890)	307	(461)	(1,016)	584	449
MFS	186	148	152	194	281	234
SLF Asia	138	92	76	33	123	101
Corporate	(83)	174	(16)	999	253	359
Total Company	(193)	1,507	622	857	2,290	2,144
Total operating net income (For the year ended December 31)
SLF Canada	653	776	871	647	1,049	1,001
SLF United States	(786)	307	(461)	(1,016)	584	449
MFS	270	229	152	194	281	234
SLF Asia	144	92	76	33	123	101
Corporate	(70)	174	11	999	253	359
Total Company	211	1,578	649	857	2,290	2,144

Six-Year Summary by Segment	Sun Life Financial Inc. Annual Report 2011 169

Eleven-Year Summary

(In millions of Canadian Dollars)	10-Year Average Compound Growth Rate %	5-Year Average Compound Growth Rate %	IFRS
			2011	2010
ASSETS (As at December 31)
General fund assets	4.9	2.0	129,844	122,301
Segregated fund net assets	6.2	4.5	88,183	87,946
Mutual funds and other assets under management	1.0	(0.4)	247,503	254,478
Total assets under management	2.8	1.1	465,530	464,725
TOTAL EQUITY	7.4	(1.8)	15,730	16,047
BUSINESS RESULTS (For the year ended December 31)(1)
Revenue
Premiums – life insurance	n/a	n/a	6,150	7,255
Premiums – health insurance	n/a	n/a	4,899	4,704
Premiums – annuities	n/a	n/a	3,276	3,228
Gross premiums	n/a	n/a	14,325	15,187
Ceded premiums	n/a	n/a	(5,011)	(1,417)
Net premiums	(0.1)	(8.6)	9,314	13,770
Net investment income	9.1	8.3	9,914	7,927
Fee income	0.4	2.2	3,353	3,104
Total revenue	3.0	(1.4)	22,581	24,801
Gross claims and benefits paid	3.1	(1.2)	12,896	13,483
Change in investment/insurance contract liabilities and reinsurance assets	17.8	28.3	8,766	4,686
Commissions and other expenses	3.4	2.2	6,106	5,821
Reinsurance expenses (recoveries)	n/m	n/a	(4,556)	(1,060)
Income taxes (benefit)	n/m	(202.8)	(447)	353
Non-controlling interests	(18.3)	(19.7)	9	11
Net income from continuing operations	n/m	(161.8)	(193)	1,507
Loss from discontinued operations, net of income taxes	n/a	n/a	–	–
Total reported net income	n/m	(161.8)	(193)	1,507
Operating net income adjustments	n/a	n/a	(404)	(71)
Total operating net income	(13.3)	(37.1)	211	1,578
BUSINESS STATISTICS
Life Insurance In-force(2)			1,084,851	1,055,171
Mutual Fund Sales			28,941	28,468
Managed Fund Sales(3)			27,751	27,917
Segregated Fund Deposits			10,182	10,241
Employees			15,000	14,755

(1)   Revised to conform with International Financial Reporting Standards. Certain comparative information on a Canadian GAAP basis is not available based on the revised presentation.

(2)   Includes reinsurance assumed. 2010 amount was restated as our India operations are now reported on Equity basis under IFRS.

(3)   Includes intercompany sales. Amounts in 2010 and 2009 have been restated to reflect the reclassification of the sales in Hong Kong pension business.

170 Sun Life Financial Inc. Annual Report 2011	Eleven-Year Summary

Canadian GAAP

2009	2008	2007	2006	2005	2004	2003	2002	2001

120,091	119,833	114,291	117,831	110,866	107,803	109,263	123,508	80,328
81,305	65,762	73,205	70,789	60,984	56,564	54,086	52,755	48,544
231,244	195,497	237,768	252,812	219,039	198,283	198,529	186,307	224,075
432,640	381,092	425,264	441,432	390,889	362,650	361,878	362,570	352,947
17,337	17,332	17,217	17,184	15,546	14,415	13,980	14,915	7,725

n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
15,510	13,587	13,124	14,609	12,940	12,903	13,543	14,875	9,437
9,392	(767)	4,852	6,664	6,079	5,924	5,703	5,131	4,162
2,670	2,743	3,212	3,014	2,899	2,903	2,810	3,095	3,216
27,572	15,563	21,188	24,287	21,918	21,730	22,056	23,101	16,815
14,317	14,314	15,196	13,730	13,506	13,114	13,470	13,017	9,486

7,697	(4,429)	(2,515)	2,525	872	1,425	1,510	3,822	1,697
5,463	5,141	5,660	5,472	5,110	5,207	5,399	5,124	4,377
n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(542)	(343)	522	389	531	263	357	70	306
15	23	35	27	23	28	14	38	68
622	857	2,290	2,144	1,876	1,693	1,306	1,030	881
–	–	–	–	–	–	36	–	–
622	857	2,290	2,144	1,876	1,693	1,270	1,030	881
(27)
649	857	2,290	2,144	1,876	1,693	1,270	1,030	881

1,140,415	1,195,526	1,053,642	1,084,886	969,698	950,695	970,397	1,139,308	628,206
24,642	20,352	22,586	20,412	20,329	19,884	27,491	31,668	39,466
32,938	20,944	27,613	26,116	31,135	23,981	25,202	29,683	31,953
11,060	10,919	13,320	8,753	7,205	7,145	5,968	6,642	5,851
14,260	14,501	14,759	14,264	14,338	13,802	13,560	14,905	11,702

Eleven-Year Summary	Sun Life Financial Inc. Annual Report 2011 171

Board of Directors and Executive Team

Board of Directors

All directors of Sun Life Financial Inc. are also directors of Sun Life Assurance Company of Canada. The Board has determined that all directors other than Dean A. Connor and Jon A. Boscia, a former executive of Sun Life Financial Inc., are independent directors.

James H. Sutcliffe, FIA(2)(5)

Corporate Director

William D. Anderson, FCA(1)(5)

Corporate Director

Richard H. Booth, CPA, CLU, ChFC(1)(2)

Vice Chairman, Guy Carpenter &
Company, LLC

Jon A. Boscia(3)(5)

Corporate Director

John H. Clappison, FCA(1)(5)

Corporate Director

Dean A. Connor

President and Chief Executive
Officer,
Sun Life Financial Inc.

David A. Ganong, CM(2)(3)

Chairman, Ganong Bros. Limited

Martin J. G. Glynn(1)(3)

Corporate Director

Krystyna T. Hoeg, CA(4)(5)

Corporate Director

David W. Kerr, CA(2)(4)

Managing Partner, Edper Financial
Group

Idalene F. Kesner(3)(4)

Associate Dean of Faculty and Research and

Frank P. Popoff Chair of Strategic Management,

Kelley School of Business, Indiana University

Mitchell M. Merin(3)(4)

Corporate Director

Ronald W. Osborne, FCA(2)(3)

Corporate Director

Hugh D. Segal, CM(3)(4)

Senator, Parliament of Canada

(1)	Member of Audit Committee
(2)	Member of Governance and Conduct Review Committee
(3)	Member of Investment Oversight Committee
(4)	Member of Management Resources Committee
(5)	Member of Risk Review Committee

Additional information on the directors and a report on the Board’s corporate governance processes and practices is available in the 2012 Management Information Circular, on sunlife.com and on www.sedar.com.

Executive Team

Dean A. Connor

President and Chief Executive Officer

Claude A. Accum

Executive Vice-President,

Actuarial and Risk Management

Thomas A. Bogart

Executive Vice-President, Corporate

Development & General Counsel

Mary De Paoli

Executive Vice-President,

Chief Marketing Officer and

Public and Corporate Affairs

Kevin P. Dougherty

President, SLF Canada

President, Sun Life Global Investments

Colm J. Freyne

Executive Vice-President &

Chief Financial Officer

Stephen C. Peacher

Executive Vice-President &

Chief Investment Officer

Mark S. Saunders

Executive Vice-President &

Chief Information Officer

Michael P. Stramaglia Executive Vice-President & Chief Risk Officer Kevin D. Strain(1) President, SLF Asia Westley V. Thompson President, SLF U.S.

(1)	Effective April 15, 2012

172 Sun Life Financial Inc. Annual Report 2011	Board of Directors and Executive Team

Subsidiary and Affiliate Companies of Sun Life Financial Inc.

As at December 31, 2011

Company	Address of head or principal office	Book value of shares owned*	Per cent of voting shares owned by SLF
Sun Life Assurance Company of Canada	Toronto, Canada	13,389	100%
Amaulico Fund Ltd.	Calgary, Canada		100%
Amaulico Ltd.	Calgary, Canada		100%
Annemasse Boisbriand Holdings, S.E.C.	Manitoba, Canada		100%
BestServe Financial Limited	Hong Kong		100%
Buffett & Company Worksite Wellness Inc.	Whitby, Canada		100%
Country Lane Enterprises Ltd.	British Columbia, Canada		100%
PT. Sun Life Financial Indonesia	Jakarta, Indonesia	42	100%
PT. Sun Life Indonesia Services	Jakarta, Indonesia		100%
PT. CIMB Sun Life	Jakarta, Indonesia		49%
SL Investment Holdings 2008-1, LLC	Wellesley Hills, USA		100%
SL Investment PAR Holdings 2008-1, LLC	Wellesley Hills, USA		100%
SL Investment US-RE Holdings 2009-1, Inc.	Wellesley Hills, USA		100%
SLF of Canada UK Limited	Basingstoke, UK	947	100%
SLFC Holdings (UK) plc	Quedgeley, UK	616	100%
Laurtrust Limited	Quedgeley, UK		100%
SLFC Assurance (UK) Limited	Quedgeley, UK	1,121	100%
Barnwood Property Group Limited	Quedgeley, UK		100%
Barnwood Properties Limited	Quedgeley, UK		100%
Sun Life Assurance Company of Canada (U.K.) Limited	Basingstoke, UK	718	100%
BHO Lease Company Limited	Channel Islands, UK		100%
SLFC Investment Managers (UK) Limited	Quedgeley, UK		100%
SLFC Services Company (UK) Limited	Quedgeley, UK		100%
SLFoC Financial Group Limited	Quedgeley, UK		100%
Sun Life Financial of Canada UK Limited	Basingstoke, UK		100%
Sun Life of Canada UK Holdings Limited	Basingstoke, UK		100%
Sun Life Financial of Canada Trustee Limited	Basingstoke, UK		100%
Sun Broad Street Inline Shops Member, LLC	Wilmington, USA		100%
Sun Broad Street Inline Shops, LLC	Wilmington, USA		100%
Sun Broad Street Outparcel Shops, LLC	Wilmington, USA		100%
Sun Commerce Center, LLC	Wellesley Hills, USA		100%
Sun Grand Parkway GP, LLC	Austin, USA		100%
Sun Greenfield, LLC	Wellesley Hills, USA		100%
Sun Highlands Plaza, LLC	Wellesley Hills, USA		100%
Sun Life (India) AMC Investments Inc.	Toronto, Canada	41	100%
Birla Sun Life Asset Management Company Limited	Mumbai, India		50%
Sun Life (India) Distribution Investments Inc.	Toronto, Canada		100%
Sun Life (Hungary) Group Financing Limited Liability Company	Budapest, Hungary		100%
Sun Life (Luxembourg) Finance No. 2 Sàrl	Luxembourg, Luxembourg		100%
Sun Life and Health Insurance Company (U.S.)	Wellesley Hills, USA	62	100%
Sun Life Assurance Company of Canada (Barbados) Limited	Bridgetown, Barbados		100%
Sun Life Capital Trust	Toronto, Canada		100%
Sun Life Capital Trust II	Toronto, Canada		100%
Sun Life Everbright Life Insurance Company Limited	Tianjin, People’s Republic of China		24.99%
Sun Life Financial (Bermuda) Holdings, Inc.	Wellesley Hills, USA	8	100%
Sun Life Financial Insurance and Annuity Company (Bermuda) Ltd.	Hamilton, Bermuda	8	100%
Sun Life Financial (India) Insurance Investments Inc.	Toronto, Canada	51	100%
Birla Sun Life Insurance Company Limited	Mumbai, India		26%

Subsidiary and Affiliate Companies of Sun Life Financial Inc.	Sun Life Financial Inc. Annual Report 2011 173

Company	Address of head or principal office	Book value of shares owned*	Per cent of voting shares owned by SLF
Sun Life Financial (Mauritius) Inc.	Port Louis, Republic of Mauritius		100%
Sun Life India Service Centre Private Limited	Gurgaon, India		100%
Sun Life Financial Advisory Inc.	Montreal, Canada		100%
Sun Life Financial Asia Services Limited	Hong Kong		100%
Sun Life Financial Distributors (Bermuda) Ltd.	Hamilton, Bermuda		100%
Sun Life Financial Distributors (Canada) Inc.	Waterloo, Canada		100%
Sun Life Financial Investment Services (Canada) Inc.	Waterloo, Canada		100%
Sun Life Financial Investments (Bermuda) Ltd.	Hamilton, Bermuda		100%
Sun Life Financial LTC Solutions Inc.	Waterloo, Canada		100%
Sun Life Financial Trust Inc.	Waterloo, Canada	85	100%
Sun Life Hong Kong Limited	Hong Kong	933	100%
Sun Life Hong Kong Advisory Limited	Hong Kong		100%
Sun Life Trustee Company Limited	Hong Kong		100%
Sun Life Information Services Canada, Inc.	Toronto, Canada		100%
Sun Life Information Services Ireland Limited	Waterford, Republic of Ireland		100%
Sun Life Insurance (Canada) Limited	Toronto, Canada	1,258	100%
SLI General Partner Limited	Toronto, Canada		100%
SLI Investments LP	Toronto, Canada		100%
6425411 Canada Inc.	Toronto, Canada		100%
Sun Life Investments LLC	Wellesley Hills, USA		100%
Sun Life Financial of Canada (U.K.) Overseas Investments Limited	Basingstoke, UK	508	100%
Sun Life of Canada (Netherlands) B.V.	Rotterdam, Netherlands		100%
Sun Life Financial Philippine Holding Company, Inc.	Manila, Philippines		100%
Sun Life Grepa Financial, Inc.	Philippines		49%
Sun Life of Canada (Philippines), Inc.	Manila, Philippines	499	100%
Sun Life Asset Management Company, Inc.	Manila, Philippines		100%
Sun Life Financial - Philippines Foundation, Inc.	Manila, Philippines		100%
Sun Life Financial Plans, Inc.	Manila, Philippines		100%
Sun Life Prosperity Money Market Fund, Inc.	Manila, Philippines		53%
Sun Life of Canada International Assurance Limited	Bridgetown, Barbados		100%
Sun Sunset Plaza, LLC	Wilmington, USA		100%
6560016 Canada Inc.	Toronto, Canada		100%
Sun Life Reinsurance (Barbados) No. 2 Corp.	St. Michael, Barbados		100%
6965083 Canada Inc.	Toronto, Canada		100%
7037457 Canada Inc.	Toronto, Canada		100%
7647913 Canada Inc.	Toronto, Canada		100%
7647930 Canada Inc.	Toronto, Canada		100%
Sun Life Global Investments Inc.	Toronto, Canada	100	100%
Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc.	Wellesley Hills, USA	2,220	100%
SL Investment 2007-1 ULC	Wellesley Hills, USA		100%
SL Investment Holdings 2007-1 LLC	Wellesley Hills, USA		100%
Sun Capital Advisers LLC	Wellesley Hills, USA		100%
Sun Life Financial (Japan), Inc.	Wellesley Hills, USA		100%
Sun Life Financial (U.S.) Holdings, Inc.	Wellesley Hills, USA		100%
Sun Life Financial (U.S.) Investments LLC	Wellesley Hills, USA	2,669	100%
Sun Life of Canada (U.S.) Financial Services Holdings, Inc.	Boston, USA	748	100%
Massachusetts Financial Services Company	Boston, USA	237	93.86%
1924 Capital Management, LLC	Delaware, USA		93.86%
MFS Development Funds, LLC	Delaware, USA		93.86%
MFS Fund Distributors, Inc.	Boston, USA		93.86%
MFS Heritage Trust Company	Boston, USA		93.86%
MFS Institutional Advisors, Inc.	Boston, USA		93.86%
3060097 Nova Scotia Company	Halifax, Canada		93.86%
McLean Budden Limited	Toronto, Canada		93.86%
MFS International Ltd.	Hamilton, Bermuda		93.86%
MFS do Brasil Desenvolvimento de Mercado Ltda.	Sao Paulo, Brazil		93.86%
MFS International (Hong Kong) Limited	Hong Kong		93.86%
MFS International (U.K.) Limited	London, UK		93.86%

174 Sun Life Financial Inc. Annual Report 2011	Subsidiary and Affiliate Companies of Sun Life Financial Inc.

Company	Address of head or principal office	Book value of shares owned*	Per cent of voting shares owned by SLF
MFS Investment Management Company (LUX) S.à.r.l.	Boston, USA		93.86%
MFS Investment Management K.K.	Tokyo, Japan		93.86%
MFS Service Center, Inc.	Boston, USA		93.86%
Sun Life of Canada (U.S.) Holdings, Inc.	Wellesley Hills, USA	2,058	100%
Dental Holdings, Inc.	Wellesley Hills, USA		100%
California Benefits Dental Plan	Santa Ana, USA		100%
Professional Insurance Company	Wellesley Hills, USA	47	100%
Sun Canada Financial Co.	Wellesley Hills, USA		100%
Sun Life Administrators (U.S.), Inc.	Wellesley Hills, USA		100%
Sun Life Assurance Company of Canada (U.S.)	Wellesley Hills, USA	2,041	100%
7101 France Avenue Manager, LLC	Wellesley Hills, USA		100%
7101 France Avenue, LLC	Wellesley Hills, USA		100%
Clarendon Insurance Agency, Inc.	Wellesley Hills, USA		100%
Independence Life and Annuity Company	Wellesley Hills, USA	69	100%
SL Investment DELRE Holdings 2009-1, LLC	Wellesley Hills, USA		100%
SLF Private Placement Investment Company I, LLC	Wellesley Hills, USA		100%
Sun Life Insurance and Annuity Company of New York	New York City, USA	402	100%
SLNY Private Placement Investment Company I, LLC	Wilmington, USA		100%
Sun MetroNorth, LLC	Wellesley Hills, USA		100%
Sun Life Financial (U.S.) Finance, Inc.	Wellesley Hills, USA		100%
Sun Life Financial (U.S.) Reinsurance Company	Wellesley Hills, USA		100%
Sun Life Financial (U.S.) Services Company, Inc.	Delaware, USA		100%
Sun Life Financial Distributors, Inc.	Boston, USA		100%
Sun Life Reinsurance (Barbados) No. 3 Corp.	Bridgetown, Barbados		100%
Sun Life Global Investments (Canada) Inc.	Toronto, Canada	10	100%
8003637 Canada Inc.	Toronto, Canada		100%
SL Finance 2007-1, Inc.	Wellesley Hills, USA		100%
Sun Life (Barbados) Holdings No. 1 Limited	St. Michael, Barbados		100%
Sun Life (Barbados) Holdings No. 2 Limited	St. Michael, Barbados		100%
Sun Life (Barbados) Holdings No. 4 Limited	St. Michael, Barbados		100%
Sun Life (Barbados) Holdings No. 5 Limited	St. Michael, Barbados		100%
Sun Life (Luxembourg) Finance No. 1 Sàrl	Luxembourg, Luxembourg		100%
Sun Life 2007-1 Financing Corp.	Toronto, Canada		100%
Sun Life Financial Global Funding III, L.P.	Wellesley Hills, USA		100%
Sun Life Financial Global Funding III, U.L.C.	Wellesley Hills, USA		100%
Sun Life Financial Global Funding III, L.L.C.	Wellesley Hills, USA		100%
Sun Life Financial Reinsurance (Barbados) Limited	St. Michael, Barbados		100%
2109578 Ontario Inc.	Toronto, Canada		100%
6183271 Canada Inc.	Toronto, Canada		100%
Sun Life Financial (Chile) S.A.	Las Condes, Chile		100%
6183298 Canada Inc.	Toronto, Canada		100%
6324983 Canada Inc.	Toronto, Canada		100%
6828141 Canada Inc.	Toronto, Canada		100%
7324260 Canada Inc.	Toronto, Canada		100%
7720017 Canada Inc.	Toronto, Canada		100%

*	The book values (in millions of Canadian dollars) of the principal operating companies and principal holding companies that are subsidiaries of Sun Life Financial Inc. are shown and are based on the equity method.

Subsidiary and Affiliate Companies of Sun Life Financial Inc.	Sun Life Financial Inc. Annual Report 2011 175

Major Offices

The following is contact information for Sun Life Financial’s major offices and affiliates around the world. For inquiries and customer service, please contact the appropriate office in your area.

Sun Life Financial Inc.

Corporate Headquarters

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Tel: 416-979-9966

Website: sunlife.com

Sun Life Financial Canada

Canadian Headquarters

227 King Street South

Waterloo, Ontario

Canada N2J 4C5

Tel: 519-888-2290

Call Centre: 1-877-SUN-LIFE /

1-877-786-5433

Website: sunlife.ca

Montreal Office

1155 Metcalfe Street

Montreal, Quebec

Canada H3B 2V9

Tel: 514-866-6411

Website: sunlife.ca

Sun Life Financial U.S.

One Sun Life Executive Park

Wellesley Hills, Massachusetts

USA 02481

Call Centre: 1-800-SUN-LIFE /

1-800-786-5433

Website: sunlife.com/us

Sun Life Financial Bermuda

Victoria Hall

11 Victoria Street

P.O. Box HM 3070

Hamilton HM NX, Bermuda

Tel: 1-800-368-9428 / 441-296-3084

Website: sunlife.com/bermuda

Sun Life Financial U.K.

Matrix House

Basing View, Basingstoke

Hampshire

United Kingdom RG21 4DZ

Call Centre: 0845-0720-223

Website: sloc.co.uk

Sun Life Financial Asia

Sun Life Financial Asia Regional Office

27/F Oxford House

Taikoo Place

979 King’s Road

Hong Kong

Tel: (852) 2918-3888

Website: sunlife.com.hk

China

Sun Life Everbright Life Insurance Company Limited

37/F Tianjin International Building

75 Nanjing Road

Tianjin, China 300050

Tel: (8622) 2339-1188

Fax: (8622) 2339-9929

Website: sunlife-everbright.com

Sun Life Assurance Company of Canada

Beijing Representative Office

Suite A01, 10th Floor, AB Tower,

Office Park, No. 10 Jintong West Road

Chaoyang District

Beijing, China 100020

Tel: (8610) 8590-6500

Fax: (8610) 8590-6501

Hong Kong

Sun Life Hong Kong Limited

10/F, Sun Life Tower

The Gateway

15 Canton Road

Kowloon

Hong Kong

Tel: (852) 2103-8888

Call Centre: (852) 2103-8928

Website: sunlife.com.hk

India

Birla Sun Life Insurance Company Limited

One India Bulls Centre, Tower 1, 16th Floor

Jupiter Mill Compound

841, Senapati Bapat Marg, Elphinstone Road

Mumbai, India 400 013

Tel: 1-800-270-7000 / 91-22-4356-9000

Website: birlasunlife.com

Birla Sun Life Asset Management Company Limited

One India Bulls Centre, Tower 1, 17th Floor

Jupiter Mill Compound

841, Senapati Bapat Marg, Elphinstone Road

Mumbai, India 400 013

Tel: 91-22-4356-8000

Website: birlasunlife.com

Sun Life Financial

One India Bulls Centre, Tower 1, 14th Floor,

841, Senapati Bapat Marg,

Elphinstone Road

Mumbai, India 400 013

Tel: 91-22-4356-9121

Website: sunlife.com

Indonesia

PT Sun Life Financial Indonesia

World Trade Centre, 8th & 9th Floors

JL Jend. Sudirman Kav. 29-31

Jakarta, Indonesia 12920

Tel: (6221) 5289-0000

Toll-free: 0800-140-1262

Customer Service Centre: (6221) 5289-0088

Website: sunlife.co.id

PT CIMB Sun Life

Wisma Metropolitan I, 3rd Floor

JL Jend. Sudirman Kav. 29

Jakarta, Indonesia 12920

Tel: (6221) 2994-2888

Fax: (6221) 2994-2800

Website: cimbsunlife.co.id

Philippines

Sun Life Centre

5th Avenue cor. Rizal Drive

Bonifacio Global City

Taguig, Metro Manila

Philippines

Call Centre: (632) 555-8888

Website: sunlife.com.ph

MFS Investment Management

Head Office

500 Boylston Street

Boston, Massachusetts

USA 02116

Tel: 617-954-5000

Toll-Free: 1-800-343-2829

Website: mfs.com

MFS McLean Budden

Head Office

145 King Street West, Suite 2525

Toronto, Ontario

Canada M5H 1J8

Tel: 416-862-9800

Website: mcleanbudden.com

Sun Life Global Investments (Canada) Inc.

Head Office

150 King St. West

Toronto, Ontario

Canada M5H 1J9

Tel: 1-877-335-1167

Website: sunlifeglobalinvestments.com

176 Sun Life Financial Inc. Annual Report 2011	Major Offices

CORPORATE AND SHAREHOLDER INFORMATION

FOR INFORMATION ABOUT THE SUN LIFE FINANCIAL GROUP OF COMPANIES, CORPORATE NEWS AND FINANCIAL RESULTS, PLEASE VISIT SUNLIFE.COM.

CORPORATE OFFICE

Sun Life Financial Inc. 150 King Street West Toronto, Ontario Canada M5H 1J9 Tel: 416-979-9966 Website: sunlife.com

INVESTOR RELATIONS

For financial analysts, portfolio managers and institutional investors requiring information, please contact: Investor Relations Fax: 416-979-4080 E-mail: investor.relations@sunlife.com Please note that financial information can also be obtained from sunlife.com.

TRANSFER AGENT

For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.

Canada

Canadian Stock Transfer Company Inc. as agent for CIBC Mellon Trust Company P.O. Box 700 Station B

Montreal, Quebec Canada H3B 3K3 Within North America: Tel: 1-877-224-1760 Outside of North America: Tel: 416-682-3865 Fax: 1-888-249-6189 E-mail: inquiries@canstockta.com Website: www.canstockta.com Shareholders can view their account details using Canadian Stock Transfer’s Internet service, Answerline.® Register at www.canstockta.com/investor.

United States

American Stock Transfer & Trust Company, LLC 6201 15th Ave.

Brooklyn, NY 11219 Tel: 1-877-224-1760

E-mail: inquiries@canstockta.com

United Kingdom

Capita Registrars The Registry

34 Beckenham Road Beckenham, Kent United Kingdom BR3 4TU Within the U.K.: Tel: 0845-602-1587 Outside the U.K.: Tel: +44-20-8639-2064 E-mail: ssd@capitaregistrars.com

Philippines

The Hongkong and Shanghai Banking Corporation Limited HSBC Stock Transfer 7/F, HSBC Centre 3058 Fifth Avenue West Bonifacio Global City Taguig City, 1634, Philippines From Metro Manila: Tel: PLDT 632-581-8111 GLOBE 632-976-8111 From the Provinces: 1-800-1-888-2422

Hong Kong

Computershare Hong Kong Investor Services Limited 17M Floor, Hopewell Centre 183 Queen’s Road East Wanchai, Hong Kong Tel: 852-2862-8555 E-mail: hkinfo@computershare.com.hk

SHAREHOLDER SERVICES

For shareholder account inquiries, please contact the Transfer Agent in the country where you reside, or Shareholder Services: Fax: 416-598-3121 English E-mail: shareholderservices@sunlife.com French E-mail: servicesauxactionnaires@sunlife.com

DIVIDENDS

2012 Dividend dates

Common shares

Record Dates Payment Dates

March 7, 2012 March 30, 2012

May 30, 2012* June 29, 2012

August 29, 2012* September 28, 2012

November 28, 2012* December 31, 2012

* Subject to approval by the Board of Directors

Direct deposit of dividends

Common shareholders residing in Canada or the U.S. may have their dividend payments deposited directly into their bank account.

The Request for Electronic Payment of Dividends Form is available for downloading from the Investor Centre on CIBC Mellon’s website, www.cibcmellon.com, or you can contact CIBC Mellon to have a form sent to you.

Canadian Dividend Reinvestment and Share Purchase Plan

Canadian-resident common shareholders can enroll in the Dividend Reinvestment and Share Purchase Plan. For details visit our website at sunlife.com or contact the Plan Agent, CIBC Mellon at inquiries@cibcmellon.com.

STOCK EXCHANGE LISTINGS

Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX).

Ticker Symbols:

Series 1 – SLF.PR.A Series 2 – SLF.PR.B

Series 3 – SLF.PR.C Series 4 – SLF.PR.D

Series 5 – SLF.PR.E Series 6R – SLF.PR.F

Series 8R – SLF.PR.G Series 10R – SLF.PR.H

Series 12R – SLF.PR.I

Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges. Ticker Symbol: SLF

As of February 10, 2012, there were 587,814,237 outstanding common shares, which are the only voting securities.

2012 ANNUAL MEETING

The Annual Meeting will be held on: Date: Thursday, May 10, 2012 Time: 8:30 a.m.

Place: Sun Life Financial Tower

150 King Street West (at University Avenue) 2nd Floor, Toronto, Canada

Sun Life Financial Inc. Annual Report 2011 177

Sun

Life Financial

Life’s brighter under the sun

sunlife.com

As a provider of products and services that help customers achieve lifetime financial security, Sun Life Financial recognizes that environmental sustainability is critical to our overall well-being. The use of Forest Stewardship Council (FSC®) and recycled paper for this Annual Report resulted in the following savings:

73 trees 95kg. water-borne waste 1,550 kg. solid waste 3,051 kg greenhouse gases 51 mil. BTUs total energy

This report is printed on FSC® certified paper and contains 10% recycled fibre and is FSC® certified. The fibre used in the manufacture of the paper stock comes from well-managed forests, controlled sources and recycled wood fibre.

FSC

www.fsc.org

MIX

Paper from

responsible sources

FSC® C101537

The greenhouse gas emissions associated with the production, distribution and paper lifecycle of this report have been calculated and offset by Carbonzero.

Carbonzero

CERTIFIED

CZC-1531-2102-2012

Sun Life Financial Inc.

Annual Report 2011

150 King Street West Toronto,

Ontario Canada

M5H 1J9